Form 20-F
period 2007-12-31
COMANCHE CLEAN ENERGY CORP
filed 2008-06-30
CIK 1396762

UNITED STATES
Securities and Exchange Commission
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from _______________ to _______________

Commission file number 333-143914

COMANCHE CLEAN ENERGY CORPORATION

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Rua do Rocio 84, 11th Floor
Sao Paulo SP CEP 04552-000, Brazil

(Address of principal executive offices)

Thomas Cauchois
Greenwich Administrative Services, LLC
One Dock Street
Stamford, Connecticut 06902

T:203-326-4570, E: tcauchois@comanchecleanenergy.com, F: 203-326-4578

(Name, Telephone, E-mail and/or Facsimile number and Address, of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Ordinary Voting_Shares

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

There were 25,359,814 ordinary shares outstanding on June 25, 2008.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes ☒ No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
☐ Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer

Indicate by check which basis of accounting the registrant has used to prepare the financial statements included in this filing:
US GAAP  ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐   Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains or incorporates by reference forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future are forward-looking statements. Such statements are characterized by terminology such as “anticipates,” “believes,” “expects,” “future,” “intends,” “assuming,” “projects,” “plans,” “will,” “should” and similar expressions or the negative of those terms or other comparable terminology. These forward-looking statements, which include statements about the growth of the alternative fuels industry; market size, share and demand; performance; our expectations, objectives, anticipations, intentions and strategies regarding the future, expected operating results, revenues and earnings and current and potential litigation are not guarantees of future performance and are subject to risks and uncertainties, including those risks described under the heading “Risk Factors” set forth herein, or in the documents incorporated by reference herein, that could cause actual results to differ materially from the results contemplated by the forward-looking statements.

Investors are cautioned that our forward-looking statements are not guarantees of future performance and the actual results or developments may differ materially from the expectations expressed in the forward-looking statements.

   As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainty of estimates, forecasts and projections may be better or worse than projected. Given these uncertainties, you should not place any reliance on these forward-looking statements. These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this filing to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events.

   We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports on Form 20-F and Form 6-K, or their successors. We also note that we have provided a cautionary discussion of risks and uncertainties under the caption "Risk Factors" in this Annual Report. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us.

Information regarding market and industry statistics contained in this Annual Report is included based on information available to us which we believe is accurate. We have not reviewed or included data from all sources, and cannot assure stockholders of the accuracy or completeness of the data included in this Annual Report. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.
Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

3.A. Selected Financial Data

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in these statements. The selected consolidated financial data presented below are derived from our audited consolidated financial statements as of December 31, 2006 and for the period from June 8, 2006 (date of inception) to December 31, 2006, and the consolidated financial statements of the Company as of December 31, 2007 and for the twelve months then ended, which are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

		Jun. 8, 2006
	Jan. 1, 2007	(date of inception)
	to	to
Income Statement Data (000's except shares & per share data)	Dec. 31, 2007	Dec. 31, 2006
Net sales	$7,473	$-
Income (loss) from operations	$(7,494)	$(1,096)
Net Income (loss) from continuing operations	$(19,018)	$(1,172)
Net income (loss)	$(19,018)	$(1,172)
Comprehensive gain (loss)	$(10,084)	$(1,138)
Net income (loss) per share	$(3.39)	$(586,000)
Income (loss) from continuing operations per share	$(3.39)	$(586,000)
Dividends declared per share	$-	$-
Diluted net income per share	$(3.39)	$(586,000)
Number of shares, basic and diluted	5,604,859	2

	Comanche
Balance Sheet Data ($000's)	Dec 31, 2007	Dec. 31, 2006
Total assets	$153,308	$1,963
Net assets	$32,257	$(453)
Capital stock	$43,479	$685

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

You should carefully consider the following risk factors and all other information contained in this Report before purchasing our shares. We have assembled these risk factors based upon both publicly available information, our own analysis and our own beliefs relative to our understanding of our business. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected, in which case, the value of our shares could decline, and you may lose some or all of your investment.

General Risks Relating to Our Business

We are a newly formed company with a newly formed management team and we have acquired assets tied to businesses with limited internal controls.

We will have to develop the necessary internal controls and management information system platforms to support our growth strategy rapidly. This could take longer than expected and may require us to make adjustments to the management team. Hiring additional capable experienced professionals may be difficult and if we are unable to hire qualified personnel on a timely basis our business may be adversely affected.

Our business is essentially an agricultural based business.

Therefore, we are susceptible to a variety of climatic, commoditization, resource, government policy and pestilence risks, all of which could affect our business and results. In addition, as to those feedstocks that we do not grow ourselves, we are subject to the speculation in commodity markets in terms of the cost of certain of our key feedstocks and we are also exposed to the risk of competition for the same feedstocks, to the extent that we are not growing them ourselves. Speculation and competitive pressures can create price volatility of certain crops that could affect our costs of doing business.

We have limited time periods within the year to plant crops and perform maintenance or expansion, so significant delays in the execution of planting or maintenance or expansion, could have a material affect on our anticipated future financial performance.

We are aggressively planting more sugar cane in 2008 to meet our cane planting objectives for our 2009 business plan. In addition, we will be planting feedstock for biodiesel production during 2008 and our ability to meet plan objectives will be dependent on the availability of leased land in locations near to our mills in the case of sugar cane, or with access to logistics in the case of biodiesel feedstocks, and tractors, harvesters, fertilizer and good weather conditions to meet our feedstock objectives. We will need to finish the reconfiguration and first expansion of Canitar in 2008 to begin crushing cane for a partial year. We plan to perform the expansion of Santa Anita, and further maintenance and expansion of Canitar, between harvesting seasons, so we must order equipment that may have long lead times and we will have a limited time period to perform these upgrades.

Harvesting sugar cane manually is a labor-intensive activity, and we are highly dependent on seasonal workers to harvest our plantations.

We might face difficulties in hiring the number of workers we may need, and/or we and the industry might face difficult negotiations with the unions which generally represent all workers in the sector. We expect to migrate to mechanized harvesting, if and when other producers do this. In such case the availability of mechanical harvesters might be subject to a backlog. Also, the changeover to mechanized harvesting may cause tensions with manual sugar cane workers and their unions.

We rely on a limited number of production plants, and any interruption on the production of those plants would affect us.

Interruptions in the operations of the plants might be caused by, among other things, technical difficulties, accidents, operating flaw, weather, natural or environmental disasters, strikes, poor judgment of management, and lack of skill or our personnel, diminishing or interrupting our output and resulting in material losses. Our insurance coverage might not be sufficient to compensate for such losses, or not cover unpredicted events or weather.

Our ethanol and biodiesel products are sold to a small number of customers which may be able to exercise significant bargaining power concerning pricing and other sale terms.

A substantial portion of our ethanol and biodiesel production is sold to a small number of customers that acquire large portions of our production and thus may be able to exercise significant bargaining power concerning pricing and other sale terms. In fiscal year 2007, three of our customers accounted for 92% of our net sales of ethanol. In the same fiscal year, one customer, Petrobras S.A., accounted for 100% of our net sales of biodiesel. In addition, intensive competition in the ethanol and biodiesel industries further increases the bargaining power of our customers.

We are subject to acts of nature.

Lightning, wind, earth movements, floods and other acts of nature could interrupt our production or our markets, and damage our assets. Our insurance coverage might not be sufficient to compensate for such losses, or not cover unpredicted events. For example, on September 28, 2007, lightning struck storage tanks at our Canitar facility that were being used to store ethanol produced at our Santa Anita facility. Although the storage installations were protected by lightning rods and other devices recommended by third party experts and approved by municipal authorities, the strike, which was massive and direct, caused an explosion and fire that destroyed the three tanks and 9 million liters of fuel, and caused the death of one worker and injuries to three other persons.

Our products are flammable and combustible and our production processes involve risk of fire and explosion and other dangers.

Fire or explosion, such as resulted from the lightning strike at our Canitar facility on September 28, 2007 discussed above , or malfunction of equipment, could cause injury or death to employees or other persons, damage to our installations and/ or loss to our finished products or our inventory. Fire, whether naturally occurring or resulting from uncontrolled crop-burning, could cause injury or death to employees or other persons, burn planted crops or could damage agricultural equipment.  Such events could also result in civil liability to third parties, or subject us to regulatory sanctions and our management to criminal liability.

Our biodiesel sales contracts expose us to the risk of significant penalties and of cancellation

We have entered into contracts to sell up to 32 million liters of biodiesel in the first nine months of 2008 to Petrobrás S.A. providing for an aggregate sales price of R$69,860,000. Those contracts can be terminated by Petrobrás, and also provide for large penalties in the event of default. If we fail to observe the operating provisions of those contracts, including such matters as meeting environmental or safety requirements, delay or failure in making deliveries, failure to program anticipated deliveries properly, fail to satisfy inspection requirements or delivery or operating standards, or if delivered product fails to meet quality standards, or we fail to pay or reimburse applicable taxes, we could be penalized by up to 0.033% of the contract value for each day of default. If we fail to deliver biodiesel timely, we could be penalized up to 100% of the contracted for value of the undelivered fuel. If we are unable to obtain sufficient adequate feedstock, or if feedstock prices make the production of biodiesel at the prices provided for in the contracts uneconomical, we may be unable to deliver the contracted for product or we may be unable to operate so as to produce the contracted for product because of equipment breakdown or operator error, electricity outage or other circumstances not meeting the definition of an “act of God” within the terms of the contracts. We could thus be exposed to such non-delivery penalties. Also, if Petrobrás were to cancel the contracts in whole or in part after we had acquired feedstock, and we were unable to contract for the sale of biodiesel produced from that feedstock at the same or better price than in the Petrobrás contracts, we would be exposed to the risk of producing at a lesser margin than anticipated or to the risk of loss in the event that we were to resell such feedstock at a lower price than our acquisition price.

Our current contracts for biodiesel are at a fixed price, whereas our feedstock is for the most part purchased at market prices.

Our contracts with Petrobras extend for six months from their date, and are at fixed prices. In 2007 we did not produce any of our feedstock, and although we expect to produce approximately 40% of our feedstock by 2011, we are nonetheless exposed to the risk that the cost of feedstock may be greater than that which we projected at the time that we bid for the Petrobras contracts, and may not be able to or may choose not to hedge against rising cost of feedstock. Future contracts with Petrobras are expected also to be for fixed prices.

The market price for our product is volatile and affected by economic, competitive and political conditions in Brazil and the world.

The market for ethanol, both globally and in Brazil, has historically been volatile in response to domestic and international changes in supply and demand. We expect that the market for biodiesel might be subject to similar fluctuations caused by changes in supply or demand and in response to fuel alternatives. Fluctuations in prices for our products may occur for various reasons, including: domestic and global demand for ethanol, sugar, biodiesel or food oils; variations in the production levels of our competitors; and the availability of substitute goods for the products we produce. The prices we are able to obtain for ethanol or biodiesel will depend on prevailing market prices, which in turn may be affected by reference prices established by producers with greater capacity than we may have to weather adverse market prices. Market conditions, both domestically and internationally, are beyond our control. Like other agricultural commodities, the growing of sugar cane and production of products derived from sugar cane, such as ethanol, or oil seeds and products from oilseeds, such as biodiesel, are subject to price fluctuations resulting from weather, natural disasters, domestic and foreign trade policies, shifts in supply and demand and other factors beyond our control. In addition, approximately 20% to 30% of the total worldwide sugar production is traded on exchanges and is thus subject to speculation, which could affect the price of sugar and derivatively the price of ethanol, which may affect our results of operations in ethanol. There can be no assurance that, among other factors, competition from alternative sources of ethanol or biodiesel, gasoline or diesel, changes in world or Brazilian agricultural or trade policy or developments relating to international trade, including those under the World Trade Organization (“WTO”), will not directly or indirectly result in lower domestic or global fuel, ethanol or biodiesel prices. Any prolonged decrease in ethanol or biodiesel prices could have a material adverse effect on our company and our results of operations. There can also be no assurance that we will be able to maintain sales at generally prevailing market prices for ethanol or biodiesel (to the extent that a sustainable prevailing market price develops) in Brazil without discounts and that we will be able to export sufficient quantities of ethanol to assure an appropriate domestic market balance. In addition, we may hedge against market price fluctuations by fixing the prices of a portion of our sales volume. To the extent that the market price of our products exceeds the fixed price under our hedging policy, our earnings will be lower than they would have been if we had not adopted the hedging policy.

The prevailing price of ethanol and biodiesel is subject to significant fluctuations, which may reduce our profit margins and our inventory policies may affect earnings in any given quarter.

Ethanol and biodiesel are thinly traded, and thus subject to significant volatility of price. They are marketed as independent fuel sources, in the case of ethanol as a substitute for gasoline and as a fuel additive to reduce vehicle emissions from gasoline and as an octane enhancer to improve the octane rating of gasoline with which it is blended, and in the case of biodiesel as a substitute for diesel. As a result, ethanol and biodiesel prices are influenced, among other things, by the supply and demand for gasoline which, in turn, is related to the price of petroleum and our results of operations and financial position may be materially adversely affected if gasoline or petroleum demand or price decreases. Petroleum prices are highly volatile and difficult to forecast due to frequent changes in global politics and the world economy. The industrialized world depends critically on oil from various countries throughout the world, some of which may be politically and economically unstable. Consequently, we cannot predict the future price of oil or gasoline. In recent years, the prices of gasoline, petroleum, ethanol and diesel have all reached historically unprecedented high levels. If the prices of gasoline, diesel and petroleum decline, the demand for, and price of, ethanol and/or biodiesel may also decline.  In addition, prices of ethanol tend to be cyclical, reaching lows in mid-harvest and highs post-harvest. To the extent that we carry inventory from one period to another after production instead of selling, it may affect quarterly earnings for any given quarter.

Biodiesel is a new market worldwide, the business is new in Brazil and thus the demand cannot be forecasted with great accuracy.

Our revenue will be derived in part from the production and sales of biodiesel.  We expect that sales of biodiesel may constitute approximately 50% of our revenues in 2008, but that such percentage will decline in future years. This industry is brand new in Brazil and the world, so there is not the depth of experience that the ethanol industry has. Furthermore, the industry is dependent on mandates to mix biodiesel into regular diesel both in Brazil and worldwide. To the extent such mandates are eliminated or reduced, our profitability could be diminished. The initial mandate for Brazil took effect in January 2008 and was changed to a 3% mandate effective July 2008. This is a new market and there are many logistical problems in getting the fuel to purchasers, purchasers picking up fuel and other challenges, so there is a possibility that a market may not fully develop until 2008 or beyond.

We will rely on the production and distribution of ethanol and biodiesel as its main business focus, so any factor negatively impacting the biofuels industry may adversely affect our profitability.

Our revenue will be derived primarily from the production and sales of ethanol and biodiesel.  Ethanol competes with several other existing products and may compete with other alternatives to be developed in the future for use as an independent fuel source or fuel additives. Biodiesel competes with oil based diesel. We may be unable to move our business focus away from the production of ethanol and biodiesel to other products. Accordingly, an industry shift away from ethanol or biodiesel or the emergence of new competing products, including any developed by the established petroleum industry, may reduce the demand for ethanol and/or biodiesel. A downturn in the demand for ethanol and/or biodiesel may adversely affect our sales and profitability.

We face significant competition in our business, which may adversely affect our market share and profitability.

The ethanol industry is highly competitive, and we anticipate the biodiesel market will also be highly competitive. Domestically, we will compete with numerous small to medium-size producers. Despite increased consolidation, the Brazilian sugar and ethanol industries remain highly fragmented. Our major competitors in ethanol in Brazil are Cosan, Louis Dreyfus, Grupo São Martinho, Vale do Rosario, Carlos Lyra, Grupo Zillo Lorenzetti, Alto Alegre, Grupo Irmaos Biaggi, J. Pessoa & Co. Nova America and Infinity Bio Energy, along with other sugar and ethanol producers in Brazil who market their sugar products through the Copersucar cooperative. Currently, Copersucar is comprised of 32 producers in the States of São Paulo, Minas Gerais and Parana.  Today, our major competitors in the biodiesel sector include Brasil Ecodiesel, Agrenco, Granol, ADM, Biocapital and Bertin. Many factors influence our competitive position, including the availability, quality and cost of fertilizer, energy, water, chemical products and labor, and in the case of biodiesel, third party feedstock. A number of our competitors have substantially greater financial and marketing resources, a larger customer base and a greater breadth of products than we do. They may be able to sustain low market prices for a longer time than we can. If we are unable to remain competitive with these producers in the future our market share may be adversely affected.

The agricultural products industry in Brazil is very competitive. Some existing producers may have greater financial and other resources than we do and one or more of these competitors could use their greater resources to gain market share at our expense.

The agricultural industry in Brazil is very competitive and some existing producers have substantially greater production, financial, research and development, personnel and marketing resources than we do. As a result, our competitors may be able to compete more aggressively, influence market conditions, and sustain that competition over a longer period of time. Our lack of resources relative to many of its competitors may cause us to fail to anticipate or respond adequately to new developments and other competitive pressures. This failure could reduce our competitiveness and cause a decline in market share, sales and/or profitability.

 Our competitors may open new plants that will expand the Brazilian sugar cane-related industry or biodiesel industry, and such expansion could result in competitive pricing pressures as well as create other risks to our business; moreover, the general expansion of the Brazilian economy may also put pressure on our business.

These risks include, among others: oversupply, inability of infrastructure to sustain larger volumes, and demand for limited production resources. The internal market might not absorb the volume or timing of additional production, bringing prices down and forcing producers to export ethanol or biodiesel. The Brazilian infrastructure for exports is currently limited and requires additional investments. It is also possible that the domestic infrastructure of rail and road might be insufficient to support large scale increases in demand for such infrastructure. There may be limited availability of equipment, or delays in delivering or installing newly contracted equipment due to an increased demand for processing equipment, which could affect our forecasted expansion plan. There may be limited availability of agricultural and industrial workers—the sugar cane industry, for example, employs over 1 million people, and depending on the rate of mechanization of the fields, the industry will have to attract a significant number of workers. We might face difficulties to hire trained experienced industrial workers, and for the production of feedstocks, we will need to attract experienced agricultural workers. It is also possible that the growth of the Brazilian economy generally will create a demand for the same production resources that we require.

Tariffs and regulatory issues for exporting our products could impact our ability to export.

Even though many countries have mandates to consume certain amounts of ethanol, governmental actions to protect the internal market of other countries might affect the anticipated Brazilian exports.

Our biodiesel business is subject to a number of sales, income and other tax exemptions granted by the Brazilian state and federal governments.

These exemptions are granted pursuant to law or special tax zone regulations. However any repeal of such exemptions could materially affect our cost competitiveness in the biodiesel business. Some Brazilian states have not yet developed specific tax legislation for biodiesel, and the entire tax regime at different stages for biodiesel could change. Any changes in such legislation could negatively affect our biodiesel profitability.

A change in the Brazilian Government's policy that biodiesel be added to the sales of all diesel may materially adversely affect our business.

Law 11.097 of January 13, 2005 requires that the biodiesel participation in total diesel sales be at least 2% by January 2008 (250 million gallons). On March 14, 2008, the CNPE (Conselho Nacional de Política Energética) of Brazil increased the minimum percent participation to 3% effective July 1, 2008. The law calls for a 5% participation by 2013. Any changes in these mandates by the Brazilian Government could materially affect our biodiesel business operations by reducing overall demand within Brazil for biodiesel.

We may invest in innovative technologies or alternative feedstock for the production of ethanol and biodiesel, and such investments might not have the anticipated results, leading to a partial or complete loss of such investments. Alternatively, such investment by others in such technological developments could make other sources of ethanol or biodiesel less expensive.

Such technologies or alternative feedstocks could increase plant utilization, lead to different processing technologies to increase the yield from feedstocks, such as cellulosic technology, or make feasible the use of entirely new feedstocks, among others. For example, although at present ethanol produced from sugar cane is competitive with that produced from other feedstocks, various technologies are under development that could improve the efficiency of production from corn or that can make possible the economic production of ethanol from agricultural sources not presently used for ethanol production, and such developments would have an adverse effect on the market for ethanol derived from sugar cane. Similarly, there could be significant technological breakthroughs in the production processes of biodiesel. These technologies could create a vastly different competitive landscape for us and our products.

There could occur technological developments for the production of sugar care ethanol or biodiesel to which we might not have access.

Other producers may have access to such developments, allowing them to produce more efficiently, reducing our competitiveness and causing a decline in market share, sales and/or profitability.

If the increase in ethanol and biodiesel demand expected by us does not occur, or if the demand for ethanol or biodiesel otherwise decreases, there may be excess capacity in these industries.

The potential global growth in the production of ethanol and biodiesel may affect market prices. For example, U.S. domestic ethanol capacity has increased steadily from 1.7 billion gallons per year in January of 1999 to 7.2 billion gallons per year at May 2008 (according to the Renewable Fuels Association). In addition, there is a significant amount of capacity being added to the ethanol industry. This capacity is being added to address anticipated increases in demand. However, demand for ethanol may not increase as quickly as expected or to a level that exceeds supply, or at all. If the ethanol industry has excess capacity and such excess capacity results in a fall in prices, it will have an adverse impact on our results of operations, cash flows and financial condition. Excess capacity may result from the increases in capacity coupled with insufficient demand. Demand could be impaired due to a number of factors, including regulatory developments, technological developments making other fuels more attractive, changes in perception of sugar-can ethanol or biodiesel as less harmful to the environment than other fuels and reduced transportation fuel consumption. Reduced gasoline or diesel consumption could occur as a result of increased gasoline or oil prices. For example, price increases could cause businesses and consumers to reduce driving or acquire vehicles with more favorable gasoline fuel efficiency. The increased production of ethanol or biodiesel may also have other adverse effects. For example, increased ethanol production would likely result in the increased demand for sugar cane and increased biodiesel production would likely result in increased demand for oleaginous crops. This may result in higher market prices for sugarcane and oleaginous feedstocks which, in the event that we are unable to pass such price increases on to customers, will result in lower profits. We cannot predict the future price of ethanol or biodiesel. Any decline in the price of ethanol or biodiesel may adversely affect our sales and profitability. The biodiesel business is new worldwide and although many experts expect the growth to be rapid for a variety of regulatory reasons, overcapacity or lack of expected demand growth could affect our business.

Competition from large producers of other petroleum-based gasoline additives and other competitive products may affect our profitability.

Our ethanol and biodiesel operations will compete with producers of other fuel sources and gasoline additives made from other raw materials having similar octane and oxygenate values as ethanol. Many of our potential competitors, including the major oil companies, have significantly greater resources than we have to develop alternative products and to influence legislation and public perception of ethanol.

A reduction in market demand for ethanol as a clean fuel or a change in the Brazilian Government's policy that ethanol be added to gasoline may materially adversely affect our business.

The Brazilian Government currently requires the use of ethanol as an additive to gasoline. Since 1997, the Brazilian Sugar and Alcohol Interministerial Council (Conselho Interministerial do Acucar e Alcool) has set the percentage of anhydrous ethanol that must be used as an additive to gasoline (currently 25%). According to Datagro, a Brazilian industry consultant, approximately 30%of all fuel ethanol in Brazil is used to fuel automobiles with a blend of anhydrous ethanol and gasoline; 50% is used in vehicles that are powered by hydrous ethanol alone, including flex-fuel vehicles and the balance is used for industrial uses, exports and other uses. Any reduction in the percentage of ethanol required to be added to gasoline or change in the Brazilian Government policy towards ethanol use, as well as the growth in the demand for natural gas and other fuels as an alternative to ethanol may have a material adverse effect on our business.

Governmental regulations or the repeal or modification of tax incentives favoring the use of ethanol may reduce the demand for ethanol and affect our target markets.

Ethanol production is subject to extensive regulation in many countries, including Brazil. We cannot predict in what manner or to what extent current or future governmental regulations or export or import restrictions will harm our business or the ethanol industry in general. The fuel ethanol business benefits significantly from tax incentive policies and environmental regulations existing in Brazil and other countries that favor the use of ethanol in motor fuel blends. These policies and regulations are subject to changes which we are unable to predict. For example, the Brazilian Government has reduced the quantity of ethanol mixed into gasoline from 25 percent to 20 percent, and while the required percentage is at 25% percent as of the date of this Annual Report, decreases in the required percentage may reduce the demand for ethanol in Brazil, at least in the near term. The repeal or substantial modification to policies and regulations that encourage the use of ethanol could have a detrimental effect on the ethanol industry which, in turn, may have an adverse effect on our sales and profitability.

Ethanol prices have been correlated to the price of sugar historically. Accordingly, a decline in the price of sugar could lead to overproduction of ethanol and adversely affect our ethanol business.

The price of ethanol can be associated with the price of sugar. A vast majority of ethanol in Brazil is produced at sugar cane mills that produce both ethanol and sugar. Because some millers are able to alter their product mix in response to the relative prices of ethanol and sugar, this results in the prices of both products being correlated. Moreover, because sugar prices in Brazil are determined by prices in the world market, there can be a strong correlation between Brazilian ethanol prices and world sugar prices. Accordingly, a decline in sugar prices may also have an adverse effect on our ethanol business.

We may be adversely affected by seasonality.

Our business is subject to seasonal trends based on the growing cycles in the regions where we produce in Brazil. The annual sugar cane harvesting period in the Center-South region of Brazil begins in April/May and ends in November/December. This can create fluctuations in our inventory, usually peaking in December to cover sales between crop harvests ( i.e. , January through April), and a degree of seasonality in our gross profit, with sugar and ethanol sales significantly lower in the last quarter of the fiscal year. Similarly, oil crops in the Northeast of Brazil have a certain growing season, and we may need to store material or inventory outside of these seasons. This seasonality could have a material adverse effect on our results of operations for the last quarter of each fiscal year.

We may be adversely affected by the dishonesty of persons or entities who may sell assets or equity interest in businesses to us or of other vendors.

We may rely heavily on the performance and integrity of representations made by the sellers of assets or equity interests in making our acquisition and purchasing decisions. Because there may be generally little or no publicly available information about other entities, we may not be able to confirm independently or verify the information provided for use in such decisions. In addition, we will be relying on the performance and integrity of suppliers, customers or vendors, whose employees or partners may take actions which are not permitted by the relevant agreements. The culture of Brazil has historically been one dominated by military leaders or very strong central powers. Only in the last 20 years or so has there been a tradition of democracy. As a result, strong institutions, including ethical institutions, are not as developed as in, for example, the United States. As a result, there may be a greater degree of corruption in many businesses than in comparable businesses in the United States.

As a holding company, we may face limitations on our ability to receive distributions from our subsidiaries.

We conduct all of our operations through subsidiaries and are dependent upon dividends or other intercompany transfers of funds from our subsidiaries to meet our obligations, including financial obligations. For example, Brazilian law permits the Brazilian government to impose temporary restrictions on conversions of Brazilian currency into foreign currencies and on remittances to foreign investors of proceeds from their investments in Brazil, whenever there is a serious imbalance in Brazil’s balance of payments or there are reasons to expect a pending serious imbalance. The Brazilian government last imposed remittance restrictions for approximately six months in 1989 and early 1990. The Brazilian government may take similar measures in the future. Any imposition of restrictions on conversions and remittances could hinder or prevent us from converting into U.S. dollars or other foreign currencies and remitting abroad dividends, distributions or the proceeds from any sale in Brazil of common shares of our Brazilian subsidiaries. We currently conduct all of our operations through our Brazilian subsidiaries. As a result, any imposition of exchange controls restrictions could reduce the market price of our Ordinary Shares.

Goodwill and licenses are not tangible assets.

As of December 31, 2007 intangible assets comprised approximately 15% of our total consolidated assets. Goodwill alone comprised approximately 6% of our consolidated total assets.

Risks Related to Our Expansion, Acquisition and Development Strategy

The expansion of our business through expansions, acquisitions and strategic alliances poses risks that may reduce the benefits we anticipate from these transactions.

As part of our business strategy, we will initially grow by expansion of the capacity of already acquired assets, and then continue growing by acquiring other ethanol or biodiesel producers or facilities in Brazil or elsewhere that complement or expand our existing operations. We also may enter into strategic alliances to increase our competitiveness. We believe that the ethanol industry in Brazil is highly fragmented and that future consolidation opportunities will continue to be a significant source of our growth. However, our management is unable to predict whether or when any prospective acquisitions or strategic alliances will occur, or the likelihood of a certain transaction being completed on favorable terms and conditions. Our ability to continue to expand our business successfully through expansions, acquisitions or alliances depends on many factors, including our ability to identify acquisitions or access capital markets at an acceptable cost and negotiate favorable transaction terms. Even if we are able to identify expansion or acquisition targets and obtain the necessary financing to make these investments, we could financially overextend ourselves, especially if an investment is followed by a period of lower than projected biofuel prices. Access to capital has been more limited since the beginning of 2008 for many growing companies due to problems with the U.S. capital markets. Our failure to integrate new businesses or manage any new alliances successfully could adversely affect our business and financial performance. Some of our competitors have substantially greater financial and other resources than we do and also may be pursuing growth through acquisitions and alliances. This may reduce the likelihood that we will be successful in completing expansions, acquisitions and alliances necessary for the expansion of our business. In addition, any major acquisition we consider may be subject to antitrust and other regulatory approvals. We may not be successful in obtaining required approvals on a timely basis or at all. Acquisitions also pose the risk that we may be exposed to successor liability relating to actions involving an acquired company, its management or contingent liabilities incurred before the acquisition. The due diligence we conduct in connection with an acquisition, and any contractual guarantees or indemnities that we receive from the sellers of acquired companies, may not be sufficient to protect us from, or compensate us for, actual liabilities. A material liability associated with an acquisition could adversely affect our business and results of operations and reduce the benefits of the acquisition.

There are execution risks related to the expansion plans of our current, or future acquired or greenfield projects that could affect our ability to deliver the anticipated business plan, or increase substantially the anticipated capital expenditures.

Such delays or cost increase might be caused by, among others: availability, delivery and installation of equipment; implementation of engineering services; delays in the analyses by governmental agencies to provide all necessary licenses and permits or difficulty in obtaining of necessary agricultural resources. Despite relying on engineering assessments in determining to expand our current facilities or purchasing other facilities, there may be unexpected technical difficulties in operating the assets as expected, leading to additional investments or delays in meeting the objectives of our business plan with respect to revenues and earnings.

We may be exposed to existing environmental and other liabilities of acquisitions, which could affect our results of operations and financial condition in the future.

Under Brazilian law, there are certain successor liabilities — for example, environmental, tax and employment-related liabilities — for which we may become liable as an acquirer of businesses or assets. Our acquisition agreements may provide for an escrow against, or guarantees regarding, such contingencies, but there can be no assurance, however, that the amount in any such escrow will be sufficient to pay all such liabilities, or that no further such liabilities will become payable after the escrow term has ended, or that the guarantees regarding such contingencies will be enforceable. In such events, we may be obligated to fund such liabilities without recourse to the sellers, and our results of operations and financial condition may be adversely affected.

Potential future business combinations could be difficult to find and integrate, divert the attention of key personnel, disrupt our business, dilute shareholder value and adversely affect our financial results.

Business combinations involve numerous risks, any of which could harm our business, including: difficulties in integrating the operations, technologies, products, existing contracts, accounting processes and personnel of the target and realizing the anticipated synergies of the combined businesses; difficulties in supporting and transitioning customers, if any, of the target company or assets; diversion of financial and management resources from existing operations; the price paid for, or other resources devoted to, the business combination may exceed the value realized, or the value which could have been realized, if we had allocated the purchase price or other resources to another opportunity; risks of entering new markets or areas in which we have limited or no experience or are outside our core competencies;  potential loss of key employees, customers and strategic alliances from either our current business or the business of the target; assumption of unanticipated problems or latent liabilities, such as problems with the quality of the products of the target; and inability to generate sufficient revenue to offset acquisition costs.  Business combinations also frequently result in the recording of goodwill and other intangible assets which are subject to potential impairments in the future that could harm our financial results. As a result, if we fail to properly evaluate acquisitions or investments, we may not achieve the anticipated benefits of any such business combinations, and may incur costs in excess of what was anticipated. The failure to successfully evaluate and execute business combinations or investments or otherwise adequately address these risks could materially harm our business and financial results.

Potential greenfield developments could tax our management capabilities and other resources, and are uncertain of success.

Proceeding to develop greenfield projects could divert financial and management resources from existing operations or from the expansion efforts related to existing assets. We may develop geographical areas in which soils and other agricultural conditions ultimately do not prove to be optimum for sugar-cane growth, in the case of an ethanol project, or for appropriate feedstocks in the case of a biodiesel project, or where there is not sufficient logistical development or sufficient trained labor to support our proposed projects, or areas in which local, state or federal governments fail to support biofuels development as necessary for our intended developments. Our development costs may exceed the value of any project ultimately developed, or we may fail to in obtaining one or more critical elements for a development, such as obtaining required permits or licenses, access to land, financing, access to markets, or ultimately be unable to generate sufficient revenue to offset development costs. We may fail to execute the proposed development, or not achieve the anticipated benefits or protect against risks inherent in the development, resulting in harm to our financial results or our business generally.

The possible lack of business diversification may adversely affect our results of operations.

While we expect to effect one or more business combinations beyond our initial acquisitions, it is possible that we will not consummate any further business combination. Accordingly, the prospects for our success may be entirely dependent upon the assets acquired through the initial acquisitions. As such, it is possible that we may not have the resources to carry out our intended expansion of the initial assets or to diversify effectively our operations or benefit from the possible spreading of risks or offsetting of losses. In this case, our lack of diversification may subject us to numerous economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to the initial acquisitions, and result in our dependency upon a single or limited number of markets.

Because we will manage our business on a localized basis, our operations and internal controls may be materially adversely affected by inconsistent management practices.

We will manage our business in Brazil with local and regional management retaining responsibility for day-to-day operations, profitability and the growth of the business. Our operating approach may make it difficult for us to implement strategic decisions and coordinated practices and procedures throughout our extended operations, including implementing and maintaining effective internal controls Company-wide. Our decentralized operating approach could result in inconsistent management practices and procedures and adversely affect our overall profitability, and ultimately our business, results of operations, financial condition and prospects.

Our ongoing implementation of new information technology systems is subject to implementation and adequacy risks, which we may not be able to control.

The accounting systems at each of the acquisitions we made are being replaced by an enterprise resource management (“ERP”) information technology system that will control and report on all of our enterprise operations. We are implementing several of the ERP modules to date, including financial and agricultural modules, and are modifying or implementing more over time. However, our ERP system may not be sufficient to fully control our current or anticipated operations over time, or may not meet the requirements that are imposed upon our internal control procedures to accomplish our Sarbanes Oxley Act of 2002 requirements. In addition, ERP systems are dependent upon communications providers, web browsers, telephone systems and other aspects of the Internet infrastructure, which have experienced significant system failures and electrical outages in the past. Our systems are susceptible to outages due to fire, floods, power loss, telecommunications failures, break-ins and similar events. Despite our implementation of network security measures, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. Unplanned systems outages or unauthorized access to our systems could materially and adversely affect our business.

Our ability to grow our business could be adversely affected if we are unable to obtain additional financing on acceptable terms.

We will seek additional debt or equity financing to finance future acquisitions or expansions. Such financing may not be available on acceptable terms and our failure to obtain additional financing when needed could negatively impact our growth, financial condition and results of operations. Additional equity financing may be dilutive to the holders of our shares, and debt financing, if available, may involve significant cash payment obligations and covenants that restrict our ability to operate our business. The availability of credit inside Brazil is limited, especially to a new business, and the ability to access credit internationally may be impaired by the condition of global credit markets. Since early 2008, the U.S. capital markets have been in an unsettled state with considerable volatility as a result of the economic slowdown in the U.S. and the problems with housing related assets. As a result, of this current turbulence, our access to financing in the U.S. markets may be limited.

We may incur indebtedness in order to consummate future acquisitions and expansions.

Future acquisitions and expansions may be financed with debt. If we are not able to generate sufficient cash flow from the operations of the acquired companies or the expanded capacity to make scheduled payments of principal and interest on the indebtedness, then we will be required to use our capital for such payments. This will restrict our ability to make additional acquisitions or expansions. We may also be forced to sell an acquired company in order to satisfy indebtedness. We cannot be certain that we will be able to operate profitably once we incur this indebtedness or that we will be able to generate a sufficient amount of proceeds from the ultimate operation of such acquired companies or expanded capacity to repay the indebtedness incurred to make such acquisitions.

Risks Related to Our Cost Structure

We may not be successful at reducing our operating costs and increasing our operating efficiencies.

We have only recently acquired existing businesses and anticipate that we will be able to successfully manage the costs of integration and reduce operating costs by applying processes, equipment, technology and cost controls and increasing our operating efficiencies to achieve improved operating results in the future. We cannot assure you that we will be able to achieve all of the cost savings that we expect to realize from our business initiatives with respect to new and acquired assets. We may be unable to implement one or more of our initiatives successfully or we may experience unexpected cost increases that offset the savings that we achieve. Our failure to realize cost savings may adversely affect our competitiveness and results of operations.

Our results of operations, financial position and business outlook are highly dependent on commodity prices, which are subject to significant volatility and uncertainty, and the availability of supplies and, to the extent that we deploy hedging strategies such strategies could involve risks that affect our performance, so our results could fluctuate substantially.

Our results are substantially dependent on commodity prices, especially prices for ethanol, biodiesel, regular diesel and unleaded gasoline. As a result of the volatility of the prices for these items, our results may fluctuate substantially and we may experience periods of declining prices for its products and increasing costs for its raw materials, which could result in operating losses. Although we may attempt to offset a portion of the effects of fluctuations in prices by entering into forward contracts to supply ethanol or biodiesel or other items or by engaging in transactions involving exchange-traded futures contracts, the amount and duration of these hedging and other risk mitigation activities may vary substantially over time and these activities also involve substantial risks, which could be exacerbated by underlying price movements with an adverse effect on our financial results. In addition, to the extent that we have borrowed money, price declines also increase the risk of losses.

We intend to maintain third-party insurance over a certain range of risks to our business and assets, and our results of operations and financial condition may be affected by the cost of uninsured risks.

We have obtained insurance for our business and assets that we believe is comparable to what other similar companies in Brazil have obtained or can obtain. However, since the Brazilian insurance market is closed and the ability to place insurance is somewhat limited, this may address only a limited range of risks and may not cover a variety of risks that might be covered by other types of businesses in other developed country markets. As a result, our results of operations and financial condition may be affected by the cost of uninsured risks.

Our business is highly sensitive to our cost of producing and/or buying feedstock such as sugar cane (to the extent that we buy sugar cane to achieve more output) or oils to produce biodiesel and we may not be able to pass on increases in cost to our customers .

The principal raw material we use to produce ethanol is sugarcane and for biodiesel is agricultural oil. As a result, changes in the price of feedstocks or the cost of producing our own feedstocks can significantly affect our business. The yield, cost and market price of sugar cane and oil seeds are influenced by weather conditions and other factors affecting crop yields, farmer planting decisions and general economic, market and regulatory factors. These factors include Brazilian Government policies and subsidies with respect to agriculture and international trade, and global and local demand and supply. The cost and availability of agricultural oil in addition is subject to the availability of crushing facilities. The significance and relative effect of these factors on the price of feedstock or the cost of growing crops is difficult to predict.  Any event that tends to negatively affect these, such as adverse weather or crop disease, could increase costs and potentially harm our business. The price paid by us for sugarcane from third parties at a facility could increase if an additional ethanol production facility is built in the same general vicinity.

Risks Related to Our Agricultural Operations

We intend to be substantially vertically integrated into our ethanol feedstock and as a result, control and plant a sizeable portion of our sugar-cane needs for feedstock, as such we are subjected to many risks related to agricultural activities. In addition, over time we expect to adopt a similar strategy with respect to our biodiesel operations needs.

Weather conditions affect any agricultural activity. Even though sugar cane is a resilient crop, certain characteristics, such as the yield in terms of tons per hectare, or the sugar content per ton, are affected by weather conditions. A significant change in expected or historical rain patterns for the regions where we have our plantations might diminish our ethanol output. Our ability to harvest and transport sugar cane from the fields to the production facility is reduced or impeded during rainy periods. Therefore, the rainy season of the year defines our harvesting period, and rain-intensive periods during the production period forces us to have idle plants or operate below capacity even during the production period. A significantly rainy year might reduce our ethanol output. Even though we keep agricultural experts to control our sugar cane plantations, uncommon plagues might affect our plantations, impacting our feedstock supply.

We intend to grow our plantations mainly through multi-year land leasing agreements, which in the case of sugar-cane in Sao Paulo state typically have a five or six year term, which is shorter than the useful life of our production facilities, and therefore we are exposed to the risks of relying on the availability, renewal and enforceability of contracts to control our feedstock production. We may pursue similar arrangements for our biodiesel production, although terms may differ. Transportation is an important cost to us, so we must lease our land within a limited area of influence for cane, forcing us to negotiate our leasing contracts with a limited number of properties and land owners, which could result in higher leasing rates. Although for oil crops, this is not as big a factor, it is still important. Therefore, we will focus our strategy on regions where currently there is availability of land for lease. However, competitors might install themselves or expand their area of influence and dispute land with us, changing the market dynamics and affecting either our ability to lease land or the price of the leasing contracts. Due to the high profitability per hectare provided by of the production of ethanol and sugar from sugar cane, we are able to pay higher leasing prices and do not face strong competition from land leasers for alternative uses of the areas. However, market conditions for alternative crops or uses of land might change and affect either our ability to lease land or the price of the leasing contracts. In the Northeast of Brazil there is a similar competitive market for alternative uses for crops such as oilseeds. Delays or difficulties on signing leasing contracts to reach the forecasted controlled areas would affect our expected crushing estimates, or diminish our profitability by forcing us to buy more cane or oil crops from third parties over time. Unexpected delays in planting activities might affect the forecasted expansion of our plantations. Such delays might be caused, among other factors, by weather conditions, availability of seedling cane or oil seeds, availability of agricultural workers or availability of planting equipments to be leased from third parties.

Changes in yields and productivity of our plantations or in the yield of feedstocks, such as cane or oil we acquire from third parties might affect our production costs.

There could be a change in the average production per hectare, in terms of tons of sugar cane or the sugar content in the cane we are processing or oil per crop. Theses factors might be as a result of soil conditions, topography to the extent we use mechanized cutting, weather conditions, or agricultural techniques and varieties used. Our agricultural specialists might not correctly anticipate such changes, having an effect on our costs in a particular season.

We are exposed to market prices for a portion of our raw materials

We do not grow the entirety of the raw materials that we require to produce biofuels according to our business plan. In the case of our projected production of ethanol for 2008, we expect to grow approximately 50% of our projected feedstock needs, increasing to 70% in 2009 and thereafter. Our sugar cane production in 2007 was approximately 25% of our current feedstock needs. Our ability to increase this percentage depends on our ability to lease or purchase land and to develop plantations or to obtain long-term contracts on economic terms.

To the extent that we purchase feedstock at market prices from third parties or our contracts have market pricing provisions, this could have a negative effect on our margins, depending on prices. To the extent that we produce our own feedstock and market prices of feedstock, for whatever reason, fall below our cost of feedstock production, then we may miss an opportunity to improve our margins.

We will rely on a number of land leasing or agricultural partnership agreements in the cane area and contracts with farmers in the biodiesel and cane areas to meet a large portion of our land or feedstock needs.

Interruptions in cane supply by our third party suppliers, or termination or expiration of our leasing or sugarcane partnership agreements, might affect our processing forecasts. Similarly we will be acquiring oils from farmers for our biodiesel area and cane from suppliers to meet the balance of our cane needs. Contract issues or contract defaults could have a materially negative affect on our business. If we are forced to cover needs at market prices in excess of our own estimated internal costs of production, our financial results would be adversely affected.

The agricultural sector is highly susceptible to governmental influence and policies.

Changes in rules or more restrictive rules for the agricultural sector could negatively affect our results. Industry specific increases in taxation, price-control policies, land use restrictions, import-export restrictions or rulings by environmental agencies could broadly affect the agricultural industry, and therefore our results.

Developing and administering agricultural projects that include a social service component may require skills that we do not possess, may be more costly than we project and may expose us to political or social pressures or criticism.

We support the social and economic objectives of the Social Fuel Seal program of the Brazilian Ministry of Agricultural Development, which seeks to encourage purchases of agricultural feedstocks from family farms of twelve hectares or less. Nonetheless, participating in the development of family farm plantations may require skills that our management does not possess, may distract us from our other businesses, may require significant investment, and the recovery of investment of cash and other resources will not be assured. It may occur that family farmers will not be sufficiently trained or otherwise able to produce anticipated quantities or reach or maintain required quality of production, that selected agricultural areas will not be suitable for production or that the crop varieties selected for planting will not be appropriate for the land selected or not suitable for biodiesel production, or that the family farming program will lose its political or community support if it does not, in the near term, obtain its ambitious social and economic goals., or that we will not be able to maintain our certification in the Social Fuel Seal Program.

Currency Considerations

Our future results of operations may be significantly affected by currency fluctuations.

We intend primarily to acquire companies or businesses with assets outside the U.S. and nearly all of our revenues are likely to be generated outside the U.S. As a result, we may be subject to risks relating to fluctuations in currency exchange rates. While we may attempt to reduce the risks associated with exchange rate fluctuations through hedging transactions, we cannot guarantee that, in the event such hedging transactions are implemented, they will be effective or that fluctuations in the value of the currencies in which we may operate will not materially affect our results of operations.

Significant volatility in the value of the real in relation to the U.S. dollar could harm our ability to meet our U.S. dollar-denominated liabilities.

The Brazilian currency has historically suffered frequent devaluations. In the past, the Brazilian Government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. There have been significant fluctuations in the exchange rates between the Brazilian currency and the U.S. dollar and other currencies. For example, the U.S. dollar/ real exchange rate depreciated from R$1.807 per U.S. $1.00 as of April 30, 2000 to R$2.185 as of April 30, 2001 and to R$2.363 as of April 30, 2002. The exchange rate reached R$3.955 per U.S. $1.00 in October 2002. However, the economic policies initiated by the Brazilian Government in 2003 have helped to restore confidence in the Brazilian market. This has resulted in the appreciation of the real relative to the U.S. dollar to better than R$1.64 per U.S. $1.00 as of June 6, 2008. We are subject to risk brought about by the possibility of a devaluation of the real or a decline in the rate of exchange of U.S. dollars for reals. Unless we fully hedge this devaluation risk, any decrease in the value of the real relative to the U.S. dollar could have a material adverse effect on our business and results of operations. In addition, a devaluation or a less favorable exchange rate would effectively increase the interest expense in respect of our U.S. dollar-denominated debt and may have a material adverse effect on our operations.

Our reporting currency is the U.S. dollar but a substantial portion of our sales is in Brazilian real, so that exchange rate movements may increase our financial expenses and negatively affect our profitability.

Comanche generally invoices its sales in the currency of Brazil, the Real, but reports results in U.S. dollars. The results of Comanche and our Brazilian subsidiaries are translated from Reais into U.S. dollars upon consolidation. When the U.S. dollar strengthens against other currencies, our net sales and net income may decrease.

Dependency on Management

We are highly dependent on certain members of our management.

Our operations are dependent on certain members of our Board of Directors and some of our executive officers, particularly with respect to business planning, strategy and operations. If any of these key members of our management leaves our company, our business and results of operations may be adversely impacted.

We are dependent upon our officers and other key employees for management and direction, and the loss of any of these persons could adversely affect our operations and results.

Our success will depend to a significant extent upon the efforts and abilities of our officers to implement our proposed expansion strategy and execution of our business plan. The loss of the services of one or more of these key persons could have a material adverse effect upon our results of operations and financial position. Our business will also be dependent upon our ability to attract and retain qualified personnel. Acquiring these personnel could prove more difficult or cost substantially more than estimated. This could cause us to incur greater costs, or prevent us from pursuing our strategy as quickly as we would otherwise wish to do. While we anticipate that we may enter into employment agreements with certain of our officers or other key personnel, no such agreements are currently in place. The loss of any of our key employees could delay or prevent the achievement of our business objectives.

Two of our significant shareholders are directors and officers of the Company and also control certain companies to which we are indebted or which provide services to us; as a result they may make determinations or exercise their vote as a director in a manner which may be adverse to our interests.

Thomas Cauchois and Alicia Noyola each own 1,107,662 of our Ordinary Shares (approximately 4.7% of our outstanding Ordinary Shares each as of June 21, 2008), are each directors and senior officers of the Company. Mr. Cauchois and Ms. Cauchois each directly or indirectly own 50% of the voting interests in Palatum Investments Inc., Octet Data Center Participacoes Ltda. and Citlali LLC and 33.3% of the voting interests in Greenwhich Administrative Services LLC (“GAS”). As of the date of this Annual Report, the Company owed an aggregate of $1,658,000 to such companies, all of which indebtedness is repayable upon demand and accrues interest at rates ranging of 6% or 9% per annum. GAS performs certain financial, bookkeeping, compliance and assistance with auditing for the Company at its cost plus 7.5%. The remaining indebtedness was incurred as a result of advances made to subsidiaries of the Company by the other companies referred to above. As a result of their share ownership and positions with the Company and their ownership of the creditors of the Company referred to above, certain conflicts of interest could arise for Mr. Cauchois and Ms. Noyola which might not be resolved in the Company’s favor.

The Risks of Local and International Liquidity

As our operations are in Brazil, the availability of credit and the rates at which such funds may be borrowed, could affect our future operating results.

There are limited sources of capital available domestically within Brazil. We anticipate the need for future borrowings to achieve our business objectives. To the extent that such borrowings are unavailable from commercial banks or development banks, we may not be able to obtain our business objectives.

The use of credit and level of interest rates could affect our operating results.

Overall, the use of leverage, while providing the opportunity for a higher investments and return, also increases the volatility of our results and the risk of loss.

Risks Relating to the Environment and Environmental Regulation

We are subject to extensive environmental regulation and may be exposed to liabilities as a result of our handling of hazardous materials and potential costs for environmental compliance. We also require permits from Brazilian Governmental authorities with control over certain aspects of our business.

We are subject to various Brazilian federal, state and local environmental protection and health and safety laws and regulations governing, among other things:  the generation, storage, handling, use and transportation of hazardous materials; the emission and discharge of hazardous materials into the ground, air or water; and the health and safety of our employees. We are also required to obtain permits from Brazilian Governmental authorities for certain aspects of our operations. These laws and regulations and permits can often require us to purchase and install expensive pollution control equipment or to make operational changes to limit impacts or potential impacts on the environment and/or health of our employees and violation of these laws and regulations or permit conditions can result in substantial fines, criminal sanctions, revocations of operating permits and/or shutdowns of our facilities. In addition we are required to produce outputs within certain tolerances of purity and chemical composition. Violations of those parameters could cause us to install additional equipment for quality control or risk losing certain licenses. We have made and expect to make substantial capital expenditures on an ongoing basis to continue to ensure our compliance with environmental laws and regulations and permit requirements. We have or will file amendments to our environmental licenses and land use permits and applications for further licenses for expansion programs for our ethanol facilities up to 1.5 million tons of processing capacity. While we believe that these licenses will be granted as a matter of course, the granting of licenses is subject to administrative discretion and the performance of ministerial acts and receipt of necessary licenses may be delayed. We may at times proceed to install facilities or operate based on provisional licenses or licenses for lesser capacities or in anticipation of receipt of a full complement of licenses. We will be required to file environmental impact statements for expansions to greater than 1.5 million tons of processing capacity. We are subject to regulation by the Brazilian National Petroleum Agency in the case of operation and expansion of our biodiesel facilities. In addition, due to the possibility of changes to environmental regulations, permit regulations and other unanticipated changes, the amount and timing of future environmental or regulatory expenditures may vary substantially from those currently anticipated. We could be subject to civil penalties for non-compliance with certain laws or regulations under Brazilian law or other international laws. Under certain Brazilian environmental laws, we could be held strictly liable for all of the costs relating to any contamination at our or our predecessors' current and former facilities and at third-party waste disposal sites. We could also be held liable for any and all consequences arising out of human exposure to hazardous substances or other environmental damage. In addition, Brazilian law allocates any liability for non-compliance with environmental laws by an acquired company to the purchaser for an indefinite period of time. See ""Business - Regulations - Environmental Regulation.'' We cannot assure you that our costs of complying with current and future environmental and health and safety laws, permit laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances will not adversely affect our business, results of operations or financial condition.

Delays in obtaining modifications to existing environmental licenses, delays in obtaining additional licenses for other projects, or regulatory disputes over licensing conditions or regulations may negatively affect our businesses.

We are subject to Brazilian federal, state and local laws and regulations governing the discharge of effluents and emissions into the environment, the use of water, the protection of natural resources and the handling and disposal of industrial waste or matters otherwise relating to the protection of the environment. The national policy of Brazil, established by Law No. 6938/81, has as its objective the preservation, improvement and recuperation of environmental quality, with parallel, and equally important, aims of assuring socioeconomic development and the protection of human dignity. CETESB ( Companhia de Tecnologia de Saneamento Ambiental ) is the principal agency directly governing our business in the State of São Paulo. A similar agency exists in Salvador city, the Secretaria de Estado do Meio Ambiente e de Recursos Hidricos (SEMARH) of the State of Bahia. These agencies are also linked to the federal environmental ministry, and both issue licenses - for siting, installation and operation - and monitors compliance. Violation of such laws and regulations can result in substantial fines, administrative sanctions, criminal penalties, revocations of operating permits and/or shutdowns of our facilities. Prior to the construction, setting up, expansion or operation of facilities or the performance of activities that use natural resources or that may have a current or potential polluting effect, environmental licenses must be obtained from the proper federal, state and/or municipal governmental authorities. In issuing such environmental licenses, the competent governmental authority establishes conditions, restrictions and inspection measures applicable to the project, according to environmental laws and administrative regulations, including pollution control and environmental management requirements. Any delays or difficulties in obtaining the proper licenses to construct or expand our facilities according to our anticipated timeline may negatively affect our ability to implement our business plan as anticipated. Following the Canitar facility lightening strike, we started the reconstruction of the facility based on the understanding that we may proceed to reconstruct according to the current operating license, until CETESB analyzes the fillings for the expansion. We will not be able to operate above the current operating license until the extension is approved. To the extent that CETESB takes a different position, we may be forced to delay our construction until all expansion licenses are approved. For additional information, please See "Business - Regulations - Environmental Regulation.''

Regulators could determine that policies encouraging biofuel production are unwise.

Some studies and commentators have challenged whether ethanol and or biodiesel are an appropriate source of fuel or fuel additives because of concerns about energy efficiency, potential health effects, competition for food resources, competition for water, cost and impact on air and water quality, and impact on worker well-being. At this time the energy policies of governments in several countries strongly support biofuel production. However, if a consensus develops that these or other concerns are well-founded and that biofuel production does not enhance such countries’ overall energy, social or environmental policies, our ability to economically produce and market ethanol and/or biodiesel could be materially and adversely affected.

Our operations could have adverse environmental impact. Costs of compliance with burdensome or changing environmental and operational safety regulations could cause our focus to be diverted away from our business and our results of operations to suffer.

Ethanol production involves the emission of various airborne pollutants, including particulate matter, carbon monoxide, carbon dioxide, nitrous oxide, volatile organic compounds and sulfur dioxide. Also, our mills will discharge process water, and crushing residue (“vinhasa”) into the environment, the latter used as fertilizer. The production of biodiesel requires the use of certain hazardous substances, such as methanol, the storage and handling of which are subject to regulation, and the production process also yields waste water which is required to be properly treated. The growing of feedstocks requires the use of pesticides and fertilizers that may run off, or contaminate ground or running water, or may affect flora or fauna. The dedication of large land areas to single crops could have an adverse affect on biodiversity. Fuels produced by our operations must be properly stored and contained, and safeguarded from fire and other risks. As a result, we will be subject to environmental regulations in Brazil and likely in any other country in which we produce biofuels in the future. These regulations will be subject to change and such changes may require additional capital expenditures or increased operating costs. Consequently, considerable resources may be required to comply with future environmental regulations. In addition, our facilities could be subject to environmental nuisance or related claims by employees, property owners or residents near the facilities arising from air or water discharges, or the existence of environmental risks. Ethanol production has been known to produce an unpleasant odor to which any surrounding residents could object. Environmental and public nuisance claims, or tort claims based on emissions, or increased environmental compliance costs could significantly increase our operating costs.

Government policies and regulations affecting the agricultural sector and related industries could adversely affect our operations and profitability.

Agricultural production and trade flows are significantly affected by government policies and regulations. Governmental policies affecting the agricultural industry, such as taxes, tariffs, duties, subsidies and import and export restrictions on agricultural commodities and commodity products, can influence industry profitability, the planting of certain crops versus other uses of agricultural resources, the location and size of crop production, whether unprocessed or processed commodity products are traded, and the volume and types of imports and exports. Future government policies in Brazil and elsewhere may adversely affect the supply, demand for and prices of our products, restrict our ability to do business in our existing and target markets and could adversely affect our results of operations. Sugar prices have an indirect effect on the pricing of ethanol. Sugar prices, like the prices of many other staple goods in Brazil, were historically subject to controls imposed by the Brazilian Government. Sugar in Brazil has not been subject to price controls since 1997. However, there can be no assurance that price control regulations will not be imposed in the future.

Ineffective enforcement of environmental and energy policy regulations may adversely affect demand for ethanol or biodiesel.

Our success will depend in part on the effective enforcement of existing and future environmental and energy policy regulations in Brazil and other countries in which we may operate. Many consumers may be unlikely to switch from the use of conventional fuels unless compliance with applicable regulatory requirements leads, directly or indirectly, to the use of ethanol or biodiesel. Both additional regulation and enforcement of such regulatory provisions are likely to be vigorously opposed by the entities affected by such requirements. If existing emissions-reducing standards are weakened, or if governments are not active and effective in enforcing such standards, our business and results of operations could be adversely affected. Even if the current trend toward more stringent emissions standards continues, we will depend on the ability of ethanol to satisfy these emissions standards more efficiently than other alternative technologies. Certain standards imposed by regulatory programs may limit or preclude the use of our products to comply with environmental or energy requirements. Any decrease in the emission standards or the failure to enforce existing emission standards and other regulations could result in a reduced demand for ethanol. A decrease in the demand for ethanol may reduce the price of ethanol and adversely affect our profitability.

Risks of the Brazilian Economy

The Brazilian Government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian economic and political conditions have a direct impact on our business.

The Brazilian economy has been characterized by frequent, and occasionally drastic, intervention by the Brazilian Government, which has often changed monetary, credit and other policies to influence Brazil's economy. The Brazilian Government's actions to control inflation and affect other policies have often involved wage and price controls and fluctuation of the Central Bank's base interest rates. Actions taken by the Brazilian Government concerning the economy may have important effects on Brazilian companies, including our company, and on market conditions. For example, in the past, the Brazilian Government maintained domestic price controls, and we cannot assume that price controls will not be re-imposed in the future. Our financial condition and results of operations may also be adversely affected by the following factors and the Brazilian Government's actions in response to them: devaluations and other exchange rate movements; inflation; economic and social instability; energy shortages; interest rates; exchange controls and restrictions on remittances abroad; liquidity of the domestic capital and lending markets; tax policy; and other political, diplomatic, social and economic policies or developments in or affecting Brazil. Luiz Ignacio Lula da Silva, one of the founders of the left-wing Workers' Party, took office as President of Brazil on January 1, 2003. In the period leading up to and following the October 2002 presidential election, there was substantial uncertainty regarding the policies that the new Brazilian Government would pursue. This uncertainty resulted in a loss of investor confidence in the Brazilian economy and a 34.3% devaluation of the real against the U.S. dollar between January 1, 2002 and December 31, 2002. While the Brazilian Government has adopted economic measures that are more conservative than expected, we cannot assure you that these policies will continue or that the Brazilian Government will continue to pursue economic stabilization and liberalization policies. We cannot predict what future fiscal, monetary, social security and other policies will be adopted by the Brazilian Government and whether these policies will result in adverse consequences to the economy and to our business, results of operations, financial condition or prospects. While the current administration's policies have to date not been adverse to our industry, the uncertainty over what policies this Brazilian Government may propose or adopt in the future may adversely impact our business and contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian international securities markets. Recently, the Workers' Party has been accused of not publicly disclosing funds used to finance political campaigns and of paying other political parties in exchange for support for its policies. These allegations are currently under investigation by Brazilian authorities and, at this point, it remains uncertain and difficult to predict the outcome of these investigations. This uncertainty and volatility and the recent allegations of corruption, in turn, may adversely impact our business.

Economic and market conditions in other emerging market countries may adversely affect the Brazilian economy and, therefore, the value of our Company.

The value of securities issued by Brazilian companies may be influenced by economic and market conditions in Brazil, and, to varying degrees, market conditions in other Latin American and emerging market countries, independently of the results of our business.  Although economic conditions are different in each country, the reaction by investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or conditions in other emerging market countries have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil, as well as limited access to international capital markets by Brazilian companies, which may adversely affect our ability to borrow funds at an acceptable interest rate or to raise equity capital when and if there should be a need for us to do so. Although market concerns that crises that have affected other South American countries would ensue in Brazil have not become a reality, the volatility in market prices for Brazilian securities has been affected from time to time. Investors' perception of increased risk due to a crisis in other emerging market countries may adversely affect our ability to borrow funds at an acceptable interest rate or raise equity capital when and if there is a need for us to do so.

Inflation, and the Brazilian Government's measures to combat inflation, may contribute significantly to economic uncertainty in Brazil, and affect our operating results.

Brazil has historically experienced high rates of inflation. Inflation, as well as Brazilian Government efforts to combat inflation, had significant negative effects on the Brazilian economy, particularly prior to 1995. The annual inflation rate, as measured by the General Price Index Internal Availability (Indice Geral de Precos Disponibilidade Interna), reached 2,708% in 1993. Inflation rates have been generally low since 1994 as measured by the General Price Index Internal Availability. For the twelve-month period ended April 30, 2007, the inflation rate was 4.62%. The Brazilian Government's measures to control inflation have often included maintaining a tight monetary policy with high interest rates, restricting thereby the availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions also may contribute materially to economic uncertainty in Brazil and accordingly weaken investor confidence in Brazil, thus impacting our ability to access the international capital markets. Brazil may experience high levels of inflation in the future. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further Brazilian Government intervention in the economy, including the introduction of Brazilian Government policies that may adversely affect the overall performance of the Brazilian economy, which in turn could adversely affect our operations.

Political and economic conditions in Brazil may have a detrimental effect on our business.

The Brazilian economy has been characterized by significant involvement by the Brazilian Government, which often changes monetary, credit and other policies to influence Brazil’s economy. The Brazilian Government’s actions to control inflation and other economic policies have often involved wage and price controls, modifications to the Central Bank of Brazil’s base interest rates, and other measures, such as the freezing of bank accounts, which occurred in 1990. The Brazilian Government’s economic policies may have important effects on Brazilian corporations and other entities, including us, and on market conditions and prices of Brazilian securities. Our financial condition may be adversely affected by the following factors and the Brazilian Government’s response to them:

·	devaluations and other exchange rate movements;

·	inflation;

·	exchange control policies;

·	social instability;

·	price instability; energy shortages; interest rates; liquidity of domestic capital and lending markets; and tax policy.

Disruption of transportation and logistics services, availability of trucks or insufficient investment in public infrastructure could adversely affect our operating results.

One of the principal disadvantages of the Brazilian agriculture sector is that key growing regions lie far from major ports. As a result, efficient access to transportation infrastructure and ports is critical to the growth of Brazilian agriculture as a whole, including our operations. A substantial portion of Brazilian agricultural production is currently transported by truck, a means of transportation significantly more expensive than the rail transportation available to U.S. and other international producers. In addition, there is a severe backlog of new truck manufacturing in Brazil today. The existing truck fleet is old and new trucks are hard to buy because of the backlog. Our dependence on truck transport may affect our position as a low-cost producer, so that our ability to compete in world markets may be impaired. Moreover, there may be competing demand for the same infrastructure from other sectors of the Brazilian economy. Even though road and rail improvement projects have been considered for some areas of Brazil, and in some cases implemented, substantial investments are required for road and rail improvement projects, which may not be completed on a timely basis, if at all. Any delay or failure in developing infrastructure systems could hurt the demand for our products, impede our delivery of products or impose additional costs on us.

Investment registration and control requirements in Brazil may have adverse effects on us.

Brazil generally requires the registration of foreign capital invested in Brazilian markets or businesses. Thereafter, any repatriation of the foreign capital, or income earned on the foreign capital investment, must be approved by the Brazilian Government. In the past, the Brazilian Government has also imposed temporary restrictions on foreign capital remittances abroad when Brazil’s foreign currency reserves decline significantly. Although approvals on repatriation are usually granted and there are currently no restrictions on foreign capital remittances, there can be no assurance that in the future approvals on repatriation will be granted or restrictions or adverse policies will not be imposed. If the Brazilian Government delays or refuses to grant approval for the repatriation of funds or imposes restrictions on the remittance of foreign capital, our ability to transfer cash out of Brazil may be limited, thus affecting our other operations. Our investments might also be subject to anti-trust or other regulatory reviews depending on our size and future possible regulations.

Brazilian contract and corporate laws are less developed than in many other jurisdictions and this may negatively affect us.

The enforcement of contracts in Brazil is a lengthy process, requiring skill and tenacity, and the application of the corporate laws through the Brazilian legal system can be uneven, haphazard and unreliable.

Brazilian tax laws are complex and this may be detrimental to us.

Brazilian taxation tends to be one of the more complex tax regimes in the world. We will make every effort, in conjunction with Brazilian tax advisors, to limit the taxes that we, our investments or potential investors are subjected to, however, there is no assurance that the tax laws in Brazil will not be changed, nor interpreted by Brazilian authorities in a manner that could be detrimental to us.

Risks Relating to our Shares

There has been no market for our Ordinary Shares, and prospective investors may not be able to resell their Ordinary Shares at or above the purchase price paid by such investor, or at all.

As of June 21, 2008 there were less than 30 holders of our Ordinary Shares and no trading market for our Ordinary Shares. We intend to qualify our Ordinary Shares for quotation on the Over-the-Counter Bulletin Board (the “OTC Bulletin Board”). The OTC Bulletin Board tends to be highly illiquid. There is a greater chance of market volatility for securities that trade on the OTC Bulletin Board as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors including:

·	the absence of consistent administrative supervision of “bid” and “ask” quotations;

·	lower trading volume; and

·	market conditions.

In addition, the value of our Ordinary Shares could be affected by:

·	actual or anticipated variations in our operating results;

·	changes in the market valuations of other similarly situated companies providing similar services or serving similar markets;

·	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

·	adoption of new accounting standards affecting our industry;

·	additions or departures of key personnel;

·	introduction of new products or services by us or our competitors;

·	sales of our shares or other securities in the open market;

·	changes in financial estimates by securities analysts;

·	conditions or trends in the market in which we operate;

·	changes in our earnings estimates and recommendations by financial analysts;

·	our failure to meet financial analysts’ performance expectations; and

·	other events or factors, many of which are beyond our control.

In a volatile market, you may experience wide fluctuations in the market price of our securities. These fluctuations may have an extremely negative effect on the market price of our securities and may prevent you from obtaining a market price equal to your purchase price when you attempt to sell our securities in the open market. In these situations, you may be required either to sell our securities at a market price which is lower than your purchase price, or to hold our securities for a longer period of time than you planned. An inactive market may also impair our ability to raise capital by selling shares of capital stock and may impair our ability to acquire other companies by using shares as consideration or to recruit and retain managers with equity-based flexible stock incentive plans.

We cannot assure you that our Ordinary Shares will become listed on any stock exchange, NASDAQ or any other securities exchange.

We may not meet the initial listing standards of any stock exchange, and cannot assure you as to when or if we will meet the listing standards, or that we will be able to maintain a listing of the shares on any stock exchange. Pending a listing, if any, we expect that our Ordinary Shares would be eligible for quotation on the OTC Bulletin Board, another over-the-counter quotation system, or on the “pink sheets,” where an investor may find it difficult to dispose of shares or obtain accurate quotations as to the market value of the shares.  In addition, we would be subject to an SEC rule that, if we failed to meet the criteria set forth in such rule, imposes various requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors.  Consequently, such rule may deter broker-dealers from recommending or selling the shares, which may further affect its liquidity.

The Company’s quarterly revenue and operating results are volatile and difficult to predict, and if we fail to meet the expectations of investors, the market price of our shares would likely decline significantly Our revenue and operating results are likely to fluctuate significantly from quarter to quarter, due to a number of factors. These factors include:

·	our ability to retain and increase sales to existing customers, attract new customers and satisfy our customers’ requirements;

·	commodity prices;

·	input prices;

·	currency rates;

·	weather and agricultural yields;

·	periods of time when we are not harvesting, thus incurring costs but not necessarily sales, unless we have unliquidated inventories;

·	the rate of expansion of our production;

·	costs or potential limitations on our business activities resulting from litigation and regulatory developments in our industry, which could be significant;

·
the adverse impact on our profit and loss statement due to amortization of intangible assets of the Acquisitions and the valuation of embedded derivatives in the financing documents and related earnings charges;

·	downward pricing pressures;

·	costs associated with any future acquisitions;

·	our ability to respond to technological developments in our industry; and

·	fluctuations in economic and market conditions.

Many of these factors are largely outside of our control, and there are many facets of each of these factors over which we have limited control. As a result of the factors above and the evolving nature of our business and industry, we may be unable to forecast our revenue accurately. We plan our expenses based on operating plans and estimates of future revenue. We may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfalls. Additionally, a failure to meet our revenue or expense projections would have an immediate and negative impact on our operating results. If this were to happen, the market price of our Ordinary Shares would likely decline significantly.

The influx of additional shares of our Ordinary Shares onto the market may create downward pressures on the trading price of our Ordinary Shares.

We have issued a large number of Ordinary Shares and securities convertible into, or exercisable for, Ordinary Shares. We agreed to register the public resale of many of these shares. The secondary resale of substantial amounts of our Ordinary Shares in the public markets, when and if these shares are registered, could have an adverse effect on the market price of our Ordinary Shares. Such an adverse effect on the market price would make it more difficult for us to sell our equity securities in the future at prices which we deem appropriate or to use our shares as currency for future acquisitions.

Our Ordinary Shares may be considered a “penny stock” and it may be difficult to sell.

The SEC has adopted regulations which generally define a “penny stock” to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. If, upon development of a market, the market price of the shares falls below $5.00 per share, the SEC’s penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and the salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules generally require that before a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s agreement to the transaction. These rules may adversely impact the liquidity of our shares and may affect the ability of investors to sell their shares.

A significant amount of our Ordinary Shares are eligible for sale and the sale of such shares could depress the market price of our Ordinary Shares.

All of the Ordinary Shares and all of the shares issuable to the selling shareholders upon the conversion of the convertible notes we issued in 2007, other than Ordinary Shares held by persons who are affiliates of the Company, are eligible to be sold pursuant to Rule 144. In addition, members of our senior management and certain other persons receiving our Ordinary Shares as part of the purchase price in the acquisitions which were closed in April 2007 will be contractually free to sell all of their Ordinary Shares after February 28, 2009, the first anniversary of the effectiveness of a registration statement covering the resale of certain of our Ordinary Shares which we filed with the SEC, , although the Ordinary Shares held by such persons may also be subject to restrictions on sale under the Securities Act of 1933, as amended (the “Securities Act”) by virtue of such persons being affiliates of the Company. Sales of a significant number of shares of Ordinary Shares in the public market commencing in a year could lower the market price of our Ordinary Shares. The large number of Ordinary Shares which are available for sale in the public market could depress the market price of our Ordinary Shares, when and if a market exists.

We do not anticipate paying dividends on our Ordinary Shares, pursuant to the term of our convertible notes.

Pursuant to the terms of the convertible notes we issued to certain investors in private placements consummated in 2007 and 2008, we may not be able to pay dividends on our Ordinary Shares. To the extent these notes stay outstanding for their full term or we enter into other restrictive credit agreements, we may face significant limitations on paying dividends to investors.

Securities analysts may not initiate coverage or continue to cover our Ordinary Shares and this may have a negative impact on our shares’ market price.

The trading market for our Ordinary Shares may depend significantly on the research and reports that securities analysts publish about us or our business, competitors, or markets. We do not have any control over these analysts. There is no guarantee that securities analysts will cover our shares. If securities analysts do not cover our Ordinary Shares, the lack of research coverage may adversely affect our shares’ market price and liquidity. If we are covered by securities analysts, and our stock is downgraded, our stock price would likely decline. If one or more of these analysts ceases to cover us or fails to publish regular reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

If we fail to comply in a timely manner with the requirements of Section 404 of the Sarbanes-Oxley Act regarding internal control over financial reporting or to remedy any material weaknesses in our internal controls that we may identify, such failure could result in material misstatements in our financial statements, cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our Ordinary Shares.

Pursuant to Section 404 of the Sarbanes-Oxley Act and current SEC regulations, beginning with our annual report on Form 20-F for the 2009 fiscal year, we will be required to furnish a report by our management on our internal controls over financial reporting. Such report will contain, among other matters, an assessment of the effectiveness of our internal controls over financial reporting as of the end of 2009. We will not be able to effectively begin the process of documenting and testing our internal control procedures in order to satisfy these requirements until we complete our acquisitions. Such implementation is likely to result in increased general and administrative expenses and may shift management time and attention from revenue-generating activities to compliance activities. While our management expects to expend significant resources in an effort to complete this important project, we cannot assure that we will be able to achieve our objective on a timely basis. There also can be no assurance that our auditors will be able to issue an unqualified opinion on management’s assessment of the effectiveness of our internal control over financial reporting. Failure to achieve and maintain an effective internal control environment or to complete our Section 404 certifications could have a material adverse effect on our stock price.

In addition, in connection with our on-going assessment of the effectiveness of our internal controls over financial reporting, we may discover “material weaknesses” in our internal controls as defined in standards established by the Public Company Accounting Oversight Board, or the PCAOB. A material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.. The PCAOB defines “significant deficiency” as a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the registrant's financial reporting.
.

In the event that a material weakness is identified, we will employ qualified personnel and adopt and implement policies and procedures to address any material weaknesses that we identify. However, the process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. We cannot assure you that the measures we will take will remediate any material weaknesses that we may identify or that we will implement and maintain adequate controls over our financial process and reporting in the future.

Any failure to complete our assessment of our internal control over financial reporting, to remediate any material weaknesses that we may identify or to implement new or improved controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Any such failure also could adversely affect the results of the periodic management evaluations of our internal controls and, in the case of a failure to remediate any material weaknesses that we may identify, would adversely affect the annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting that are required under Section 404 of the Sarbanes-Oxley Act of 2002. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our shares.

The Company or one or more of its subsidiaries may become a passive foreign investment company, or PFIC, for U. S. federal income tax purposes.

Potential investors that are U.S. Holders, as defined under “Taxation –U.S. Federal Income Tax Considerations” below, should be aware that special adverse U.S. federal income tax rules apply to U.S. Holders of equity interests in a non-U.S. corporation classified as a “passive foreign investment company” (“PFIC”) under Section 1297(a) of the U.S. Internal Revenue Code. Based on the current composition of the Company and its subsidiaries’ income and the market value and composition of the Company and its subsidiaries’ assets, the Company does not believe that it or any of its subsidiaries were classified as a PFIC for the year ended December 31, 2007, nor does it anticipate that it or any of its subsidiaries will be classified as a PFIC for the current or future taxable years. However, a non-U.S. corporation’s status as a PFIC is an inherently factual determination that is made annually based on the composition of the corporation’s income and assets. The Company cannot assure you that it or any of its subsidiaries will not be considered a PFIC for any future taxable year. Specifically, the Company or its subsidiaries may periodically, after a financing, have a significant amount of cash and other assets that are or may be considered passive assets for PFIC purposes, depending on, among other factors, how soon and in what assets the Company or its subsidiaries invests these amounts. If the Company is treated as a PFIC for any taxable year during which a U.S. Holder held Ordinary Shares, the U.S. Holder may be subject to increased U.S. federal income taxes on a sale or other disposition of such U.S. Holder’s Ordinary Shares and on the receipt of certain distributions. Additional adverse U.S. federal income tax consequences could result to a U.S. Holder of the Ordinary Shares for any taxable year in which the Company is a PFIC and one or more of its subsidiaries is also a PFIC. See “Taxation –U.S. Federal Income Tax Considerations” below for a more detailed discussion of the consequences to a U.S. Holder if the Company or any of its subsidiaries are classified as a PFIC. A shareholder should consult its own tax advisor regarding the application of the PFIC rules to its particular circumstances.

Risks Relating to Cayman Island Companies

The ability of our Board of Directors to issue Ordinary Shares without shareholder approval may have the effect of delaying, deterring or preventing a change in control of the Company.

Our Articles of Association (the “Articles”) provides that our Board of Directors (the “Board of Directors”) may authorize the issuance of Ordinary Shares and Preference Shares with or without preferred, deferred or other rights or restrictions. The ability of our Board of Directors to issue additional Ordinary Shares or Preference Shares without shareholder approval could have the effect of delaying, deterring or preventing a change in control of the Company.

The rights of our shareholders are not as extensive as those rights of shareholders of U.S. corporations.

Principles of Cayman Islands corporate law relating to such matters as the validity of our procedures, the fiduciary duties of management and the rights of our shareholders may differ from those that would apply if we were incorporated in a jurisdiction within the U.S. Under U.S. law, majority and controlling shareholders generally have certain “fiduciary” responsibilities to the minority shareholders. A U.S. shareholder action must be taken in good faith. Also, actions by controlling shareholders in a U.S. jurisdiction and executive compensation which are obviously unreasonable may be declared null and void. In addition, in most U.S. jurisdictions, directors owe a fiduciary duty to the corporation and its shareholders, including a duty of care, pursuant to which directors must properly apprise themselves of all reasonably available information, and a duty of loyalty, pursuant to which they must protect the interests of the corporation and refrain from conduct that injures the corporation or its shareholders or that deprives the corporation or its shareholders of any profit or advantage. Many U.S. jurisdictions have enacted various statutory provisions which permit the monetary liability of directors to be eliminated or limited. Under our Memorandum of Association (the “Memorandum of Association”), liability of a director of the Company to the Company is limited to cases of fraud or willful malfeasance in the performance of his duties.

Further, Cayman Islands law does not protect the interests of the minority shareholders to the extent that the law in the U.S. protects the minority shareholders in U.S. corporations. Our shareholders may have difficulty in protecting their interests in the face of actions by the Board of Directors and may have more limited rights than they might have as shareholders of a company incorporated in many U.S. jurisdictions.

The protection available to our shareholders may be limited under Cayman Island law.

The rights of our shareholders will be governed by the Memorandum of Association and the Articles of the Company as interpreted in accordance with the laws of the Cayman Islands.  Where any provision of any contractual arrangement between a shareholder and us or any third party is inconsistent with the provisions of our Memorandum of Association and Articles, the shareholder may be unable to claim certain remedies, including specific performance, for breach of such provision against us.  Any remedies available to a shareholder of the Company may be limited to remedies available under Cayman Islands law and regulation which may not afford the same protection to minority or other shareholders as is available under the laws or regulations of the shareholder’s home jurisdiction or under other jurisdictions' laws and regulations.

Our authorization of Preference Shares could discourage a Change of Control.

Our Memorandum of Association authorizes the issuance of up to 10,000,000 Preference Shares, where such Preference Shares may have multiple votes per share, a liquidation preference or other preferences. The Preference Shares could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although we have no present intention to issue any of our Preference Shares, there can be no assurance that we will not do so in the future.

Item 4.Information on the Company

4.A. History and Development of the Company

We were incorporated under the laws of the Cayman Islands on February 9, 2007. On April 2, 2007 we acquired from our founders, Thomas Cauchois and Alicia Noyola, all of the outstanding shares of Comanche Corporation, an Cayman Islands corporation, in exchange for the issuance to each of Mr. Cauchois and Ms. Noyola of 1,145,408 of our Ordinary Shares. At the time of the exchange and as of the date of this Annual Report, Comanche Corporation was and is the sole member of Comanche Clean Energy, LLC a Delaware limited liability company (“Comanche LLC”), which is a holding company for Comanche Participacoes do Brasil Ltda. ("Comanche Participacoes"), which is in turn a holding company for certain Brazilian companies through which we conduct our operations. Information concerning such companies, including an Organizational Structure chart, is presented below.

Our principal office is located at Rua do Rocio 84, 11th floor, Sao Paulo SP CEP 04552-000, Brazil and the telephone number of such office is 55-11-3048-8222.

Prior to its acquisition by Comanche LLC, Comanche Participacoes was owned by Palatum Investments, LLC ("Palatum"), a company owned by Thomas Cauchois and Alicia Noyola.  On July 10, 2006 Palatum transferred ownership of Comanche Participacoes to Comanche LLC for a Note Payable in the principal amount of $781,000, which is the amount that Palatum had invested in Comanche Participacoes.  This note bears interest at an annual rate of 9% and is repayable on demand.

During 2006 other companies owned jointly by Thomas Cauchois and Alicia Noyola and by Mr. Cauchois alone, advanced a total of $909,000 to various entities directly or indirectly owned by Comanche Participacoes during 2006.  These advances bear interest at rates of 6%-9% annually and are repayable on demand.

Since June 9, 2006, another affiliate of the Company, Greenwich Administrative Services, LLC ("GAS"), which is 66.7% owned by Thomas Cauchois and Alicia Noyola, performs various administrative and accounting services for the Company at cost plus 7.5%.  Total expenses related to these administrative and accounting services totaled $645,000 in 2006.  Unpaid balances due to GAS bear interest at a rate of 9% annually.

Recent Placements of Securities

                On March 30, 2007, we entered into, and on April 3, 2007 we consummated, (1) a securities purchase agreement with 15 investors for the issuance and sale, for an aggregate gross purchase price of $15 million, of 3 million of our Ordinary Shares and five-year warrants to purchase 2,250,000 of our Ordinary Shares for $5.30 per share (the “Shares and Warrants Purchase Agreement”), and (2) a securities purchase agreement with 14 investors for the issuance and sale, for an aggregate gross purchase price of $44,752,540, of our secured convertible notes in the aggregate principal amount of $44,752,540 and five-year warrants to purchase 3,254,730 of our Ordinary Shares for $5.30 per share (the “Notes and Warrants Purchase Agreement” and together with the Shares and Warrants Purchase Agreement, the “Securities Purchase Agreements”). Rodman & Renshaw, LLC was the sole placement agent for the securities sold in those transactions (the “April 2007 Placements”). As partial compensation to the placement agent for the April 2007 Placements we issued to it a five year warrant to purchase 946,630 of our Ordinary Shares for $5.83 per share. 510,417 of the Ordinary Shares are issuable upon exercise of warrants issued to the investors in the April 2007 Placements. 168,477 of the Ordinary Shares were issued to five investors pursuant to the Shares and Warrants Purchase Agreement.

                The Securities Purchase Agreements relating to the April 2007 Placements contain customary terms and conditions regarding the purchase and sale of securities in a private transaction, including the purchase price and method of payment for the securities, representations by the Company and the purchasers, closing conditions and post-closing covenants of the Company. The representations and warranties of the Company include representations concerning the organization and qualification of the Company and its subsidiaries, the authorization by the Company and its subsidiaries of the Securities Purchase Agreements and other transaction documents, the validity and enforceability of the transactions documents, the manner in which the offerings of securities were made, certain representations concerning the consolidated financial statements of the Company and its subsidiaries, the conduct of the businesses of the Company and its subsidiaries, transactions between the Company and its affiliates, the capitalization of the Company and its subsidiaries, the absence of litigation against the Company, title to property of the Company and its subsidiaries, employee matters, intellectual property rights, compliance with law, tax status, maintenance of internal accounting controls and other matters.

                The covenants by the Company in the Securities Purchase Agreements include the use of the proceeds of the sales of securities, provision of financial information, payment of fees in connection with the April 2007 Placements, filing of periodic reports of the Company with the SEC, the reservation by the Company of Ordinary Shares that may be issued upon exercise in full of all warrants and the conversion in full of all of the convertible notes that have been issued pursuant to the Securities Purchase Agreements, compliance with law, the Company using its best efforts to cause the Ordinary Shares to be quoted on the OTC Bulletin Board after the effective date of the registration statement, indemnification of the investors, the closing of the acquisitions discussed below, and the making of certain securities filings in respect of the securities sold in the April 2007 Placements.

                The convertible notes issued pursuant to the Note and Warrant Purchase Agreement set out further covenants of the Company, including the ranking of the notes; limitations on incurrence of additional indebtedness and granting or existence of liens against the assets of the Company and its subsidiaries; restrictions on certain payments, redemptions and the declaration of or payment by the Company or its subsidiaries of cash dividends, the payment of management fees, subject to certain exceptions, the making by the Company or subsidiaries of loans, advances or investments, the optional repayment of  indebtedness subordinated to the notes, entering into certain transactions such as mergers, dispositions, consolidations and liquidations; and committing to the maintenance of certain leverage ratios and fixed charge ratios.

                All of the warrants we issued in the April 2007 Placements may be exercised for cash. There is also a cashless exercise permitted if within 210 days after the issuance date of such warrants, a registration statement covering the resale of the Ordinary Shares issuable upon exercise of the warrants is not available. The warrants contain customary provisions for adjustment to the exercise price of and the number of shares issuable upon exercise of the warrants in the event of stock splits, combinations and dividends and in the event of certain dilutive issuances of equity securities of the Company.

The Ordinary Shares which are issuable upon exercise of the warrants and the conversion of our convertible notes will be validly issued by the Company when an entry is made on the Register of Members of the Company against the appropriate shareholder’s name following the exercise of warrants or conversion of convertible notes.

                The convertible notes we issued in the April 2007 Placements are due and payable on April 3, 2012 and bear interest at a rate per annum equal to the twelve-month London Interbank Offered Rate (“LIBOR”) plus 3.5%. Interest on the notes is payable quarterly. All or any portion of the outstanding principal amount of the convertible notes we issued are convertible at any time at the option of the holders thereof into our Ordinary Shares at a conversion rate of one Ordinary Share for each $5.50 principal amount converted. The conversion rate is subject to adjustment in certain circumstances to protect the holder from dilution. After April 2, 2009, the Company has the right to redeem the outstanding principal and accrued interest on the notes if the weighted average price of the Ordinary Shares has equaled or exceeded 200% of the conversion rate then in effect for 20 consecutive trading days and certain other conditions are met. The repayment of the notes was originally secured by guarantees given by certain subsidiaries of the Company - Comanche Corporation, Comanche Clean Energy LLC and Comanche Participacoes do Brasil Ltda. - and the pledge by each of the Company, Comanche Corporation and Comanche Clean Energy LLC of the equity securities of the subsidiary directed owned by it. However, in connection with the transactions discussed below which were consummated in June 2008, such guarantees and pledges were released and terminated.

                The notes may be redeemed in whole or in part by each holder upon the occurrence of an Event of Default as defined in the notes. Events of Default under the notes include, among other things, the Company’s failure to pay any amount of principal, interest, late charges under the notes or related transaction documents; the failure of the Company or a subsidiary of the Company to pay when due any principal, interest or premium of any other indebtedness, to the extent that such indebtedness exceeds $2,000,000; the commencement by the Company or a subsidiary of voluntary bankruptcy or insolvency proceedings; the commencement of involuntary bankruptcy proceedings against the Company or a subsidiary which are not dismissed or stayed within 30 days; the failure of any provision of a note or security document delivered pursuant to the Notes and Warrant Purchase Agreements to be valid, binding or enforceable against the Company or any guarantor of the notes; a change of control of the Company (except if there has occurred an assumption of the Company’s obligations under the Notes in accordance with the terms of the notes); the occurrence of a breach, default or termination under certain material contracts to which the Company is a party; a final and unappealable judgment is rendered against the Company or a subsidiary in excess of $2,000,000 in the aggregate and remains undischarged or unvacated for 60 days or more; the failure of certain material representations or warranties made by the Company in the Note and Warrant Purchase Agreement to be correct or not misleading when made; the breach by the Company of certain covenants or other material terms or conditions contained in any transaction document; or the cessation of a substantial part of the business of the Company or a guarantor for a period which could reasonably be expected to have a material adverse effect on the Company.

                In connection with the April 2007 Placements we granted to each person which holds securities purchased from us pursuant to the Securities Purchase Agreements with an aggregate purchase price of at least 4.5% of the aggregate purchase price of all securities purchased by all investors pursuant to the Securities Purchase Agreements, the non-transferable right, subject to certain exceptions, to purchase its pro rata share of any equity or equity-linked securities of the Company that the Company proposes to sell on the same terms offered to third parties. The participation right shall expire when notes with less than less than 20% of the original principal amount of the notes issued in the April 2007 Placement and the June 2007 Placement described below, are outstanding.

                As a condition to the closing of the April 3, 2007 private placement we entered into a registration rights agreement with the investors, which was amended and restated in September 2007 (as amended and restated, the “2007 Amended and Restated Registration Agreement”). In the Amended and Restated Registration Agreement we agreed to file a registration statement registering for resale 125% of the Ordinary Shares (including the Ordinary Shares issuable upon exercise of warrants and convertible notes) issued in connection with such transactions. However, based on certain comments we received from the staff of the Division of Corporation Finance of the SEC regarding the preliminary registration statement we filed and a pre-effective Amendment No. 1 thereto, we determined to reduce the number of Ordinary Shares covered by this registration statement to an aggregate of 707,057 shares. In June 2008, in connection with the consummation of the financing discussed below, the 2007 Amended and Restated Registration Agreement was further amended and restated as discussed below.

                On June 18, 2007 we issued and sold to 6 of the investors who had purchased our securities pursuant to the Securities Purchase Agreements and one additional investor an aggregate of 1,050,000 Ordinary Shares, secured convertible notes in the aggregate principal amount of $17,050,000 and warrants to purchase an aggregate of 2,018,499 Ordinary Shares (the “June 2007 Placements”). The aggregate purchase price we received for the sale of such securities was $22,300,000. The secured convertible notes and warrants we issued in the June 2007 Placements contained substantially the same terms as the secured convertible notes and warrants we issued on April 3, 2007, including a conversion rate on the notes of one Ordinary Share for each $5.50 principal amount converted and an exercise price for the warrants of $5.30 per share. We did not use the services of a placement agent in connection with the June 2007 Placements.

                On December 20, 2007 we issued and sold to 9 investors, 8 of which either had purchased or is an affiliate of a purchaser of our securities in April 2007 or June 2007, an aggregate of  1,708,333 Ordinary Shares, secured notes in the aggregate principal amount of $25,000,000 (the “Cash Bridge Notes”), and unsecured notes in the aggregate principal amount of $10,250,000 (the “Equity Bridge Notes”). In addition, we issued an aggregate of 104,167 Ordinary Shares in payment of a portion of commitment fees payable by us in respect of the Cash Bridge Notes.  The aggregate purchase price we received for the sale of such securities was $45,250,000. We paid to Imperial Capital, LLC (“Imperial”), the placement agent for the financing, an aggregate of $762,500 in cash as a placement fee.

                The Cash Bridge Notes provided that they were due and payable on the earlier of December 20, 2008 or when the Company received net proceeds from the issuance of equity or debt securities in an aggregate amount equal to or greater than $32,500,000. The Cash Bridge Notes were issued at prices equal to 99% of their principal amount. The Cash Bridge Notes provided that they were prepayable in whole or in part at the option of the Company for an amount equal to 99% of the principal amount then being prepaid, in the event of a prepayment occurring on or prior to March 20, 2008 and otherwise, for an amount equal to 100% of the principal amount then being prepaid, together, in each case, with interest and commitment fees, and other amounts, if any, due and payable on the prepayment date. The Cash Bridge Notes bore interest at a rate of 10% per annum for the first three months after issuance with the interest rate increasing successively to 11%, 12% and 13% for each three month period thereafter. Interest was payable quarterly in arrears and at maturity. In addition, the Company was obligated to pay the holders of the Cash Bridge Notes a fee equal to the following percentages of the outstanding principal amount of the notes on the payment date, which fee is payable in Ordinary Shares of the Company as described below: 2.5% when the Cash Bridge Notes are issued; 3.0% at the expiration of the first three months following the issuance of the notes if the notes then remain outstanding (provided that holders of notes having an aggregate principal amount of $7,500,000 or greater receive this 3.0% fee whether or not the notes are outstanding at the expiration of such three month period); 3.5% at the expiration of the next three months if the notes then remain outstanding; and 4.0% at the expiration of the next three months if the notes then remain outstanding. The initial fee of 2.5% of the principal amount of the notes was paid by the Company simultaneously with the issuance of the notes. The fees are payable in Ordinary Shares of the Company at the rate of one Ordinary Share for each $6.00 in fees (subject to appropriate adjustments for any stock dividend, stock split, stock combination, reclassification or similar transaction after the issuance date of the notes).

Comanche Participacoes do Brasil Ltda., an indirect subsidiary of the Company, had guaranteed the repayment of the Cash Bridge Notes and secured its guarantee by the pledge of all of the capital stock of each of Comanche Biocombustivieis de Canitar Ltda., Comanche Biocombustivies de Santa Anita Ltda., Comanche Biocombustiveis de Bahia Ltda. and Comanche Bioenergia de Maranhao Ltda. The pledges were in favor of Tri State Title & Escrow LLC, an entity which is acting as collateral agent for the holders of the Cash Bridge Notes.

Upon the consummation of the financing transactions in June 2008 discussed below, the Company’s obligations under all of the Cash Bridge Notes were either satisfied by full payment to the noteholder or the Cash Bridge Notes were exchanged by the noteholder for other securities of the Company as discussed below.

                The Equity Bridge Notes provided that they were due and payable on December 20, 2008. The Equity Bridge Notes bore interest at the rate of 20% per annum. The Equity Bridge Notes provided that that could be prepaid at the option of the Company if either of the following have occurred: (1) the expansion of the sugar-cane ethanol production facility owned by the Company’s indirect subsidiary, Comanche Biocombustiveis de Canitar, Ltda., to a crushing capacity of 1,200,000 tons of annual crush and  has reached a stage of 50% completion or greater, in the written estimation of an independent engineer, or (2) the Company has issued further notes having an aggregate of principal amount of $32,000,000 or greater. The Equity Bridge Notes provided that the amount of the prepayment at the option of the Company shall include 100% of the principal amount of and all accrued interest on the notes plus a specified prepayment consideration for each noteholder and all other amounts due and payable on the prepayment date. The Equity Bridge Notes also provided that all amounts thereunder were payable in Ordinary Shares of the Company at the rate of one Ordinary Share for each $6.00 payable (subject to appropriate adjustments for any stock dividend, stock split, stock combination, reclassification or similar transaction after the issuance date of the notes). The Equity Bridge Notes were unsecured obligations of the Company. In June 2008, as discussed below, the Company exercised its option to redeem all of the Equity Bridge Notes as a result of the Company having issued further notes having an aggregate of principal amount of $32,000,000 or greater.

                The securities issued in December 2007 were sold pursuant to a Securities Purchase Agreement (Bridge Notes) dated as of December 20, 2007 between the Company and 8 investors (the “Secured Notes Purchase Agreement”) and a  Securities Purchase Agreement (Shares and Equity Bridge Notes) dated as of December 20, 2007 between the Company and 7 investors (the “Shares and Equity Notes Purchase Agreement” and together with the Secured Notes Purchase Agreement, the “December 2007 Purchase Agreements”).The December 2007 Purchase Agreements contained customary terms and conditions regarding the purchase and sale of securities in a private or offshore transaction.

                As a condition to the closing of the December 20, 2007 private placement we entered into a registration rights agreement with the investors under the December 2007 Purchase Agreements (the” December 2007 Registration Agreement”). In June 2008, in connection with the consummation of the financing discussed below, the December 2007 Registration Agreement was amended and restated as discussed below.

In connection with the transactions consummated pursuant to the December 2007 Purchase Agreement, the holders of a majority of the Registrable Securities (as such term is defined in the Amended and Restated Registration Agreement) agreed to extend the deadline set forth in the 2007 Amended and Restated Registration Agreement for causing our Ordinary Shares to be registered and on February 28, 2008 the SEC declared effective the Company’s Registration Statement on Form F-1, which covered the offer and sale of certain of our Ordinary Shares for resale by certain selling stockholders. Therefore, the Company did not incur any registration penalties in connection with such registration statement.

During the period from June 18, 2008 to June 24, 2008 we issued and sold to 14 investors, including one investor which held securities we issued in previous placements, (a) our Senior Secured 12.5% Notes due 2013 in the aggregate principal amount of $37,500,000 (the “2008 Notes”), (b) an aggregate of  4,615,385 Ordinary Shares, (c) five year warrants to purchase an aggregate of 460,228 Ordinary Shares at $7.48 per share (the “Series A Warrants”), (d) five year warrants to purchase an aggregate of 488,658 Ordinary Shares at $8.13 per share (the “Series B Warrants”) and (e) five year warrants to purchase an aggregate of 1,120,023 Ordinary Shares at $9.75 per share (the “Series C Warrants” and collectively with the Series A Warrants and the Series B Warrants, the “2008 Warrants”). The aggregate purchase price we received for the sale of such securities was $67,499,996.

In addition, on June 18, 2008 we issued to 11 persons in exchange for the secured convertible notes in the aggregate principal amount of $38,764,875 we issued to them in the April 2007 Placements and the June 2007 Placements, (1) 2008 Notes in the aggregate principal amount of $18,817,000 and (2) an aggregate of 6,573,041 Ordinary Shares. In connection with such exchange, 6 such persons also exercised warrants to purchase an aggregate of 1,934,489 of our Ordinary Shares which they held at a reduced exercise price of $4.60 per share (as compared to the exercise price of $5.30 at which such warrants had originally been issued). We also paid to the holders of the secured convertible notes all accrued interest on such notes through the date of exchange.

In addition, on June 18, 2008 we issued to 8 persons in exchange for the Cash Bridge Notes issued in December 2007 which they held, (A) 2008 Notes in the aggregate principal amount of $12,600,000, (B) an aggregate of 753,845 Ordinary Shares, (C) Series A Warrants to purchase an aggregate of 119,317 Ordinary Shares, (D) Series B Warrants to purchase an aggregate of 126,689 Ordinary Shares and (E) Series C Warrants to purchase an aggregate of 290,374 Ordinary Shares. We also issued to such persons an aggregate of 102,084 Ordinary Shares as a fee and paid such persons all accrued interest on their Cash Bridge Notes through the date of Exchange.

The Cash Bridge Notes provided that they were due and payable on the earlier of December 20, 2008 or when the Company received net proceeds from the issuance of equity or debt securities in an aggregate amount equal to or greater than $32,500,000. The consummation of the June 2008 transactions therefore triggered the maturity of the Cash Bridge Notes. Therefore, in full satisfaction of all of the Company’s obligations to such holders under such Cash Bridge Notes, we also paid an aggregate of $7,500,000 to certain holders of the Cash Bridge Notes whose Cash Bridge Notes were not exchanged for other securities of the Company.

We paid to Imperial Capital, LLC (“Imperial”), the placement agent for the June 2008 financing and the related exchanges, a placement fee of an aggregate of $4,199,045, of which $3,549,045 has been paid in cash and $650,000 of which is payable, at our option prior to July 18, 2008 either (i) in cash, (ii) by issuing to Imperial 100,000 of our Ordinary Shares or (iii) by issuing to Imperial a five-year warrant to purchase 100,000 Ordinary Shares at no exercise price.

On June 21, 2008 we prepaid all of the outstanding Equity Bridge Notes by issuing to the holders thereof an aggregate of 1,933,518 Ordinary Shares, valued at $6.00 per share. The payment included all outstanding principal and accrued interest on such Equity Bridge Notes through the date of prepayment and a prepayment fee in accordance with the terms of the Equity Bridge Notes.

The issuance and sale of the 2008 Notes and 2008 Warrants was made pursuant to a Securities Purchase Agreement dated as of June 18, 2008 among the Company, Comanche Participações do Brasil Ltda., Comanche Biocombustiveís de Canitar Ltda., Comanche Biocombustiveís de Santa Anita Ltda., Comanche Biocombustiveís de Bahia Ltda., Comanche Bioenergia do Maranhão Ltda., Comanche Operações e Societárias Ltda. and certain buyers party thereto (the “2008 Securities Purchase Agreement”).

                The 2008 Securities Purchase contains customary terms and conditions regarding the purchase and sale of securities in a private transaction, including the purchase price and method of payment for the securities, representations by the Company and the purchasers, closing conditions and post-closing covenants of the Company. The representations and warranties of the Company include representations concerning the organization and qualification of the Company and its subsidiaries, the authorization by the Company and its subsidiaries of the 2008 Securities Purchase Agreement and other transaction documents, the validity and enforceability of the transactions documents, the manner in which the offerings of securities were made, certain representations concerning the consolidated financial statements of the Company and its subsidiaries, the conduct of the businesses of the Company and its subsidiaries, transactions between the Company and its affiliates, the capitalization of the Company and its subsidiaries, the absence of litigation against the Company, title to property of the Company and its subsidiaries, employee matters, intellectual property rights, compliance with law, tax status, maintenance of internal accounting controls and other matters.

                The covenants by the Company in the 2008 Securities Purchase Agreement include the use of the proceeds of the sales of securities, provision of financial information, payment of fees in connection with the placement, filing of periodic reports of the Company with the SEC, the reservation by the Company of 125% of the Ordinary Shares that may be issued upon exercise in full of all warrants and the conversion in full of all of the convertible notes that have been issued pursuant to the 2008 Securities Purchase Agreement, the amendment of the Articles of Association of the Company to provide pre-emptive rights, compliance with law, the Company using its best efforts to cause the Ordinary Shares to be listed on the New York Stock Exchange, the American Stock Exchange or the NASDAQ, indemnification of the investors and other matters.

                The 2008 Notes contain certain additional affirmative and negative covenants of the Company, including as to financial reporting, preservation of existence and business, insurance, payment of taxes, maintenance of records, use of proceeds, compliance with environmental laws, incurrence of additional indebtedness, creation of liens, entering into sale and leaseback transactions, the making of loans or advances or investments, mergers, consolidations and liquidations, the disposition of assets, the payment of dividends and restricted payments, transactions with affiliates, the maintenance of certain financial ratios, the prepayment of other indebtedness, limitations on the issuance of certain capital stock, a limitation on creating subsidiaries and special purpose entities, accounting changes and changes in the Company’s fiscal year and other covenants.

                All of the 2008 Warrants may be exercised for cash. The warrants contain customary provisions for adjustment to the exercise price of and the number of shares issuable upon exercise of the warrants in the event of stock splits, combinations and dividends and in the event of certain dilutive issuances of equity securities of the Company.

The Ordinary Shares which are issuable upon exercise of the warrants and the conversion of our convertible notes will be validly issued by the Company when an entry is made on the Register of Members of the Company against the appropriate shareholder’s name following the exercise of warrants or conversion of convertible notes.

                The 2008 Notes are due and payable on June 18, 2013 and bear interest at a rate of 12.5% per annum. Interest on the notes is payable quarterly in arrears. The Company may elect to pay interest payable on the first four interest payment dates by increasing the outstanding principal amount of the note with the amount of such interest being calculated at the rate of 13.5% per annum rather than 12.5% per annum.

After June 18, 2010, the Company has the right to redeem all or any portion of the outstanding principal and accrued interest on the 2008 Notes by paying the principal and accrued interest thereon plus a prepayment premium. The Company is required to prepay all or a portion of the outstanding principal amount and accrued interest on the 2008 Notes upon the occurrence of certain events.

The repayment of the 2008 Notes is secured by guarantees given by certain subsidiaries of the Company - Comanche Participações do Brasil Ltda. (“Participações”), Comanche Biocombustiveís de Canitar Ltda., Comanche Biocombustiveís de Santa Anita Ltda., Comanche Biocombustiveís de Bahia Ltda., Comanche Operações e Participações Societárias Ltda. (“Operações”) and Comanche Bioenergia do Maranhão Ltda. (collectively, the “Guarantors”), - and the pledge by each of Participações and Operações of the equity securities of the subsidiary or subsidiaries directed owned by it as of the date of the closing as well as a security interest in the assets of Canitar, Santa Anita and Bahia.

                The notes may be redeemed in whole or in part by each holder upon the occurrence of an Event of Default as defined in the notes. Events of Default under the notes include, among other things, the Company’s failure to pay any amount of principal, interest, or other amounts under the notes or related transaction documents; the failure of the Company to pay when due any principal, interest of any other indebtedness for borrowed money when due, to the extent that such indebtedness exceeds $2,000,000; the commencement by the Company or a subsidiary of voluntary bankruptcy or insolvency proceedings; the commencement of involuntary bankruptcy proceedings against the Company or a subsidiary which are not dismissed or stayed within 30 days; if any guaranty given by a Guarantor ceases to be in full force and effect; if a breach, default, event of default or termination shall occur under certain material agreements to which the Company or its subsidiaries are a party giving a third party the right to terminate such agreement and the termination is reasonably expected to have a material adverse effect on the Company; a final and unappealable judgment is rendered against the Company or a subsidiary in excess of $2,000,000 in the aggregate and remains undischarged or unvacated for 60 days or more; the failure of certain material representations or warranties made by the Company in the 2008 Securities Purchase Agreement to be correct or not misleading when made; the breach by the Company of certain covenants or other material terms or conditions contained in any transaction document; or the cessation of a substantial part of the business of the Company or a guarantor for a period which could reasonably be expected to have a material adverse effect on the Company; and certain other things.

                As a condition to the closing of the 2008 Securities Purchase Agreement we entered into an Amended and Restated Registration Rights Agreement with all of the investors which are parties to the 2008 Securities Purchase Agreement (the “2008 Registration Agreement”). The 2008 Registration Agreement also amends, restates and supersedes both the September 2007 Amended and Restated Registration Agreement and the December 2007 Registration Agreement. The 2008 Registration Agreement provides to the investors certain demand and piggyback registration rights with respect to the securities issued pursuant to the Securities Purchase Agreements relating to the April 2007 and June 2007 Placements, the December 2007 Purchase Agreements and the June 2008 Securities Purchase Agreement as well as Ordinary Shares issuable under the warrants and notes issued pursuant to such agreements.

Acquisitions

In April 2007, certain of our subsidiaries acquired:

·
Certain of the assets of Ouro Verde Participações S/A into our newly formed unit Comanche Biocombustiveis de Canitar Ltda. (sometimes referred to in this document as the “Canitar” facility), including buildings, land, environmental license and some used cane processing equipment. Canitar is located near the city of Ourinhos in the State of São Paulo, approximately 350 kilometers from the city of São Paulo. The purchase price for the assets after purchase price adjustments and closing costs was approximately $7.1 million. The purchase price included cash paid, the issuance to the seller of 165,049 of our Ordinary Shares, receivables forgiven and liabilities assumed. We did not mill at Canitar in 2007. Rather, since our acquisition of the facility we have been in the process of reconstructing and expanding the plant in two phases utilizing the existing site and license, and a limited portion of existing equipment and installations. We expect this reconstruction to be completed during the third quarter of 2008.

·
605 hectares of land near the Canitar facility and certain agricultural equipment and tank trucks for a purchase price of approximately $7.9 million inclusive of closing costs and purchase price adjustments. Payment was made in the form of cash payments, notes to the seller and debt assumed;

·
all of the outstanding shares of Destilaria de Alcool Simoes Ltda. (which has been renamed Comanche Biocombustiveis de Santa Anita Ltda.), which owned the 550,000 ton cane processing facility located near Tatui in the State of São Paulo approximately 140 kilometers from the city of São Paulo (sometimes referred to in this document as the “Santa Anita” facility). The purchase price for such shares was approximately $36.4 million inclusive of closing costs and purchase price adjustments. This includes cash paid, liabilities assumed and the pro rata share of our ordinary shares issued to two consultants who later became members of our management, for assistance in negotiating and closing the transaction; and

·
all of the outstanding shares of IBR Inoquimica do Brasil Ltda. (which has been renamed Comanche Biocombustiveis de Bahia Ltda.), which owns the 10.6 million gallon biodiesel estherization facility located in Simoes Filho, in the State of Bahia, close to the principal industrial port of the City of Salvador, Brazil (sometimes referred to in this document as the “Salvador” or “Bahia” facility). The purchase price for such shares was approximately $12.2 million inclusive of closing costs and purchase price adjustments. This includes cash paid, liabilities assumed and the pro rata share of our ordinary shares issued to two consultants who later became members of our management, for assistance in negotiating and closing the transaction.

The purchase prices in such acquisitions were paid for with a portion of the proceeds we received for the sale to the selling shareholders of our Ordinary Shares, convertible notes and warrants to purchase our Ordinary Shares pursuant to the Securities Purchase Agreements.

We issued 844,660 of our Ordinary Shares to Castanhera Acquisition Company, LLC, a limited liability company of which 37.5% of the voting interests are owned by each of Alexandre Tadeu Kume and Jose Ricardo Kume, in consideration of consulting services rendered to us in connection with the acquisitions of Bahia and Santa Anita described above. The fair market value of the ordinary shares was allocated to the purchase prices of the Simoes and IBR Acquisitions mentioned above. In April 2007 we hired Alexandre Tadeu Kume as our Vice President and General Manager-CEO Brazil and elected Mr. Kume a director of the Company. In April, 2007 we also hired Jose Ricardo Kume as Vice President-Operations-Brazil and General Manager Biodiesel. Alexandre Kume and Jose Kume are also the principal shareholders of Ouro Verde Particpacoes S/A, which sold us assets relating to the Canitar facility described above.

4.B. Business Overview

We produce ethanol from sugar cane, and biodiesel from multiple feedstocks, in facilities that we own in Brazil. We grow a substantial part of the sugar-cane that we require for producing ethanol, and acquire feedstock for the production of biodiesel from third parties today, although we are planting our own feedstock for a partial future source. Our plan is to expand our current fuel production facilities, expand our plantation of sugar-cane, and become partially vertically integrated into the production of agricultural oil for biodiesel. Our current customers for ethanol are fuel distributors and trading companies, and our current biodiesel sales are to Petrobras, the semi-public Brazilian oil company. We expect to expand this group to include international relationships.

Business Model

We are a dedicated clean fuel producer. Our business plan is to continue to acquire, expand, develop and operate industrial and agricultural clean fuel production capacity and transportation infrastructure. We will both expand existing production capacity and acquire and expand further projects as well as develop greenfield projects. Generally, we intend to produce only energy from agriculture, such as biofuels and eventually electricity, and not produce sugar or other agricultural commodities, except as byproducts of our need for energy feedstocks. In the long term, we aspire to be financially equivalent to a mid-cap oil company, but with a better, renewable business model. Our model calls for us to:

first, acquire an initial platform of mid-sized ethanol and biodiesel production facilities in privileged agricultural settings which are or can be vertically integrated into their feedstocks;

then, to expand the industrial plants and the level of agricultural integration of these facilities to their optimum size, reducing average production capacity cost, while at the same time, installing enterprise information systems, financial and accounting systems and better agricultural systems and practices; and

to grow further by making additional similar acquisitions or developing greenfield projects, including transportation infrastructure projects.

At this moment, the producers of ethanol in Brazil are fragmented, with the largest producing 8.5% of Brazilian volume and 360 others of various sizes producing the balance. Internationally, a similar degree of fragmentation exists. Thus, we believe that our position as a medium size player will not hinder our opportunity today. At the same time, we are convinced that the installation of internal controls is indispensable for efficient and rapid growth. In our view, very few ethanol producers have sufficient internal controls today to grow reliably by making acquisitions or building additional capacity. We believe that our starting out as a mid-size producer will make it possible for us to readily put internal controls, technology and growth strategies in place so that we can grow efficiently and quickly in 2008 and beyond.

The criteria for evaluating new potential target businesses will include the following: configuration that allows for increases in capacity through low cost additions; cost of land and agricultural yields (quality of land and weather conditions); opportunity for application of best practices to create operating leverage; opportunity for ‘‘add-on’’ acquisitions and ‘‘greenfields’’. These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular investment or acquisition will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant. Given projections by F.O. Licht, an industry consultant, as to the high organic growth in the domestic Brazilian and international ethanol markets, coupled with a large number of potential acquisition targets, we believe there is an attractive opportunity to create value in the ethanol industry in Brazil.

To manage commodity price risk associated with ethanol and biodiesel production, as well as foreign exchange risk, we may hedge a portion of any future production with an options strategy to enhance the likelihood of recovery of and return on capital, while maintaining the potential for future benefit if prices rise. Through hedging based upon proven and developed producing capabilities, we may also seek to obtain a certain level of downside commodity price protection with the objective of providing greater assurance of recovery of capital deployed.

Our management team has experience in a varied range of industries in the U.S. and Brazil, as well as elsewhere in the world. We believe our management team’s knowledge of the energy and fuel industry and related businesses, as well as its experience in acquiring and building businesses, are important assets that will assist us in implementing our business strategy.

Products

Ethanol.    We produce and sell three different types of ethanol, hydrous ethanol, anhydrous ethanol and commencing in the second half of 2008, industrial alcohol. Brazil consumes all three; anhydrous ethanol is principally used as a clean fuel additive combined with gasoline, hydrous ethanol is used for ethanol-only fueled vehicles and for flex-fuel vehicles and ethanol and industrial alcohol are used by the chemical, paint, cosmetics, health and beverage industries. Alcohol is used for industrial applications, as an ingredient in such products as paints and cosmetics, and a small volume of our sales is for such industrial applications.

We produce ethanol through a chemical process called yeasting, which is a process of fermenting the sugars contained in sugarcane juice. The clear juice is mixed with yeast in tanks, and the by-product resulting from the yeasting process, called “yeasted wine”, has an ethanol content of approximately 7% to 9%. After the yeasting process, which takes approximately 10 hours, the yeasted wine is centrifuged, so that we can separate the yeast from the liquid. We use the separated yeast in the ethanol production process. We then boil the yeasted wine in distillation columns at different temperatures, which causes the ethanol to separate from other liquids. Hydrous ethanol is produced after different distillation stages. In order to produce anhydrous ethanol, hydrous ethanol undergoes a dehydration process. The liquid remaining after these processes is called vinasse, a by-product we use as fertilizer in our sugarcane fields. After the distillation and dehydration processes, we produce hydrous, anhydrous and industrial ethanol, and may have the ability to produce neutral ethanol in the future. The ethanol production flow can be summarized as follows:

· Preparation of the juice. The cane is milled to produce a juice that at the outset contains a relatively low percentage of sugar, which depends on crop conditions. The juice is then treated to remove solids and bacteria and to concentrate sugar content, by heating, decanting and filtering.

· Fermentation. The treated juice then proceeds to fermentation tanks, where fermentation of the juice occurs as is the result of the action of yeast, which firstly inverts the sucrose to glucose and fructose (monosaccharide), and then converts the monosaccharide into ethanol and carbon dioxide.

· Centrifuging. After the fermentation, the resulting product is carried to centrifuges that separates the yeast from the beer, a solution of approximately 9%v/v (oGL) of ethanol.

· Treatment of the yeast. The yeast that comes from the centrifuges is treated with sulfuric acid and returned to the fermentation tanks to be utilized again.

· Distillation. The fermented liquid is distillated in a sequence of distillation columns, which separate the water from the ethanol. This process occurs basically due to the differences of ethanol’s and water’s ebullition temperatures. In order to produce hydrous ethanol, two columns are used to achieve a concentration of 96% ethanol. The high-water concentration by-product obtained is used as a fertilizer in the sugarcane fields.

      Biodiesel. Biodiesel is comprised of mono-alkyl esters of long chain fatty acids derived from vegetable oils or animal fats, according to the standards set out in Resolution 42 of the Brazilian National Petroleum Agency (“ANP”). When the vertical expansion into a crushing facility as described below is complete, we will also produce animal feed and fertilizer as the by-product of the process of crushing oil seeds to produce agricultural oil as the feedstock for biodiesel production.

We produce biodiesel through a chemical process called transesterification, which removes the free fatty acids from the base oil and creates the desired esters. Transesterification is the reaction of vegetable oil or animal fat with an alcohol, such as methanol or ethanol, in the presence of a catalyst. The process yields four products: mono-alkyl ester (biodiesel), glycerin, feed quality fat, and methanol, which can be used again in the process. Biodiesel can then be used in neat (pure) form, or blended with petroleum diesel. Biodiesel’s physical and chemical properties, as they relate to operations of diesel engines, are similar to petroleum-based diesel fuel. As a result, biodiesel can be used in most standard diesel engines without making any engine modifications. Most vegetable oil or animal fat can serve as a feedstock for biodiesel production. The majority of the biodiesel produced in Brazil is derived from soybean oil because it is readily available in large quantities. Other feedstock used in biodiesel production includes other vegetable oils and by-products from livestock processing such as tallow, yellow grease, and lard.

To produce biodiesel , the oil, an alcohol and a catalyst are pumped into a reactor. Heating by thermal fluid causes transesterification to take place in the reactor. The transesterified oil falls into a large horizontal decanter where heavy glycerin molecules and lighter methyl esters separate. After some more processes, the neutralized methyl ester is pushed to another tank and is washed with water. It then falls into another horizontal decanter where the heavy wash water falls to the bottom and the cleaned biodiesel is pushed out the top. The wash water is recycled into the acid dilution and reused. The washed biodiesel is sent to a column where the excess water and alcohol are distilled out with heat from thermal fluid.

Market Opportunity

We intend to take advantage of the growing use of ethanol as an alternative, renewable and clean fuel type and as a fuel additive and biodiesel as a cleaner fuel than diesel. All of our fuels are biodegradable and their manufacturing and burning do not on balance contribute to the greenhouse effect.

According to industry sources, there are only few competitors in Brazil with greater than 1% of the sugar cane productive capacity of the country, creating a significant opportunity for consolidation in this sector. In the case of biodiesel, we are among the earliest producers to sell biodiesel in Brazil, a country whose expressed commitment to fuel independence is expected to depend on a dramatic expansion of the use of biodiesel.

Decades of public and private sector investment in alternative fuels have made Brazil a leader in the global ethanol industry. Ethanol is used in Brazil as to both fuel additive and as a substitute for gasoline through the growing flex fuel car fleet, which operate using ethanol or gasoline (or a mixture of both). Brazil produced 4.7 billion gallons (17.8 billion liters) during the 2006/2007 harvest, representing 33% of worldwide production, which positioned the country as the second largest producer, and largest exporter, of ethanol in the world. Approximately 80% of Brazil’s ethanol production is currently sold in the domestic market.

The introduction of flex fuel vehicles in Brazil in March 2003 added significant demand for hydrous ethanol. The tax reclassification of flex fuel vehicles, which lowered taxes on these vehicles from the level at which gasoline-only vehicles are taxed to the level at which ethanol-only vehicles are taxed, contributed to the increase in the production and sales of such vehicles. In 2006, approximately 1.3 million flex fuel cars were sold in Brazil, representing 82% of new car sales in the country. Approximately 80% of the current Brazilian automotive fleet consists of vehicles that were produced prior to the introduction of flex fuel technology. We believe that the continuing sales of flex fuel cars will increase the demand for hydrous ethanol in Brazil. Although ethanol is approximately 25% less fuel efficient than gasoline, a significant number of owners of flex fuel cars are currently opting to use ethanol because it is less expensive. According to the forecasts of LMC International Ltd., or “LMC”, the demand for hydrous ethanol in Brazil is expected to reach 6.6 billion gallons (25.0 billion liters) by 2015.

Price Considerations; Customers

Ethanol Prices.   The price of ethanol we sell in Brazil is set according to market prices, using the indices published by the agriculture school of the University of São Paulo (Escola Superior de Agriculture Luiz de Queiroz - ESALQ) and the São Paulo Futures and Commodities Exchange (“ Bolsa de Mercadorias e Futuros-BMF” ) as a reference. The prices of the industrial and neutral alcohol that we sell are also determined in accordance with market prices, which tend to be up to 20% higher than the price of fuel ethanol. Prices of ethanol for export are set according to international market prices for ethanol. The international ethanol market is highly competitive. In May 2004, the New York Board of Trade began trading a futures contract for ethanol, known as the World Ethanol Contract. We anticipate that this contract will result in improved liquidity for the international ethanol market.

Ethanol Customers. We sell ethanol to fuel distributors, industrial users or in the international markets through commodities trading firms. T we sell our ethanol in Brazil. However, we believe that the international ethanol market has a strong  potential to grow substantially and we have recently signed our first contract for export. The global trend toward adoption of cleaner and renewable sources of energy and alternative fuels and the increasing use of flex-fuel cars is expected to increase the demand for ethanol.  Broader international acceptance of ethanol as a fuel or fuel additive could boost our exports of ethanol significantly. Our ethanol customers in Brazil take shipments of ethanol directly from our mills or by transport to a specified loading point. However, we will be able to transport ethanol for export to the Ports of Santos or Paranagua primarily through third-party railroad and trucking companies located in Ourinhos.

Biodiesel Prices and Customers . Brazilian law 11.097 of January 13, 2005 requires that the biodiesel participation in total diesel sales be at least 2% by January 2008 (250 million gallons, at current consumption levels) on March 14, 2008, the CNPE (Conselho Nacional de Política Energética) of Brazil increased the minimum percent participation to 3% effective July 1, 2008. The law calls for a 5% blending requirement by 2013 (500 million gallons). Petrobras has carried out public auctions to stimulate biodiesel production, and we have been awarded various production contracts. At present, our sole purchaser of biodiesel is Petrobras, with prices set at public auction. Further auctions have been announced, and we expect to be a bidder in those auctions. A market for sales to distributors or fleet operators other than Petrobras affiliates has not yet developed, and there is not yet any index that has been established as a reference, nor significant liquidity in international markets for biodiesel. The biodiesel market is new in Brazil and there are many logistical problems in getting the fuel to purchasers, purchasers picking up fuel and other challenges, so there is a possibility that this market may not fully develop until 2008 or beyond.

Cost Considerations

Strategically Located Manufacturing and Transportation Facilities.  The locations of our existing facilities, allow us, in our opinion, to benefit from optimal production practices and close proximity to customers, suppliers and port terminal and warehouses. The ethanol mills’ relation to each other enables us to improve delivery times, increase operating efficiencies, facilitate response to shifts in demand, and fulfill orders and reduce costs. All of our acquisitions of ethanol mills and our corporate headquarters benefit from their location in the State of São Paulo, a key state in the Brazilian economy that accounts for approximately 20% of the country's population and approximately 35% of its gross domestic product, according to Brazilian Government statistics. Our biodiesel strategy is located in an area with excellent logistics and a broader variety of feedstocks than found elsewhere in the world to balance out production costs.

Cost Structure.   Our cost structure can be divided into two major components: (i) our cost of producing or purchasing feedstock and (ii) our costs of industrial conversion of feedstock into our products.

Agricultural Feedstock Costs. In the case of ethanol, during 2008, we anticipate a 50% vertical integration into growing our own cane feedstock (rising to approximately 75% over the next two years). We believe that our cost of growing our own cane is very competitive with other growers, as we are using many agricultural best practices, including scientifically chosen hybrid varieties, different methods of planting, a higher percentage of mechanization than the industry average and better worker training, all resulting in higher yields in terms of tons per hectare and sugar content per hectare than the industry average. In addition, two cost components, cane feedstock from third parties and land leases (which together account for approximately 25% of our operating costs and expenses), are linked to the prices of our products. Our agricultural feedstock costs reduce the effects of this type of cost’s volatility on our results of operations as compared to producers with less vertical integration. A relevant portion of our costs is represented by agricultural and industrial inputs, some of which are imported and which are also subject to price fluctuations primarily as a result of exchange rate variations. As the majority of our Brazilian net revenue is tied to, in effect, gasoline and diesel prices some  portion of fluctuations in the costs of these inputs is partially offset by similar fluctuations in our domestic and international prices.

In the case of biodiesel, costs are not directly linked to the prices of our products, because biodiesel feedstocks are commodities such as vegetable oils, oilseeds, animal fats and waste vegetable oils, the cost of which is determined by local and international supply and demand, in light of their use as food, or as an element in agricultural or industrial processes. Because of fluctuations in the price and supply of feedstock, we intend to utilize forward contracting and hedging strategies to manage our risk exposure to price and supply movements. We are also beginning to grow our own oilseeds to use as feedstock. During 2008-2009 we intend to plant about 10,000 hectares for feedstock. Growing and then crushing a part of our own feedstocks will help to vertically integrate our biodiesel operations so as to reduce dependence on third party suppliers and dependence on commodity feedstocks which can experience sharp price volatility unrelated to our product pricing.

Industrial Production Costs. We believe that because we own production facilities that are either modern and/or are being reconstructed and expanded to modern standards, and because we are presently installing management information and control systems throughout our units, we will have average total production costs, divided among our facilities, that will be slightly lower than the industry average in Brazil after completion of our construction and system installation, providing us with a competitive cost position.

 Acquisition Cost per Unit of Industrial Capacity at a Low Figure. Our acquisitions described below were made at reasonable prices, and the ability to expand those facilities significantly will result in a total price per ton of capacity that is far less than the going prices in the market for similar capacity.

Completed Acquisitions; Intended Expansion

In early April 2007, we acquired the following ethanol and biodiesel production facilities, which are being expanded or planned for expansion as described below:

 Santa Anita Ethanol Facility: Santa Anita is a 600,000 ton cane processing facility with the capability of producing 13 million gallons of ethanol per year located about 125 kilometers from the city of São Paulo. São Paulo is the fourth largest city in the world, according to the Economist Magazine, and the largest single market for ethanol in the world. In addition the State of São Paulo has among the highest productivity land and yields of sugarcane in the world, according to the U.S. Department of Agriculture (the “USDA”). We purchased the shares of Santa Anita, associated land and equipment for approximately $36.4 million, inclusive of closing costs and purchase price adjustments. During 2007, the Santa Anita unit produced or tolled about 37 million liters of ethanol. During the interseason period, we expanded Santa Anita to 600,000 tons of crushing capacity and expect to produce 50 million liters of ethanol in 2008. Santa Anita will process 300,000 tons of proprietary cane for the 2008 harvest and will purchase an additional 300,000 tons of cane in 2008. The price for this mill includes cash paid, liabilities assumed and Ordinary Shares issued to two consultants who later become members of our management, for assistance in negotiating and closing the transaction. During our early 2008 expansion of Santa Anita, we utilized certain of the equipment in the existing Canitar facility described below as well as new equipment and made further cane plantings, for an additional incremental capital expenditure of US$14.1 million, including agriculture and industry from the point of acquisition through May 2008.. After the 2008 season ends, we will further expand Santa Anita to its optimum capacity of approximately 1.4 million tons of crush, subject to capital availability, or 100 million liters of production, beginning in the 2009 harvest, for a further estimated incremental capital expenditure of approximately US$19.5 million.

Canitar Ethanol Facility: The Canitar assets include buildings, land, environmental licenses and some used cane processing equipment, located near the city of Ourinhos in the State of São Paulo. Ourinhos is about 350 kilometers from the city of São Paulo, but is connected to the City of São Paulo by modern expressways and to the ports of Santos and Paranagua by railroads and highways. Ourinhos is one of the largest ethanol collection points in Brazil. As noted above, the State of São Paulo has among the highest productivity land and yields of sugarcane in the world, according to the U.S. Department of Agriculture. We purchased the assets for approximately $7.1 million, inclusive of closing costs and purchase price adjustments. Payment was made in the form of cash, debt forgiveness and the issuance of 165,049 of our Ordinary Shares and liabilities assumed.

During 2007, we did not operate Canitar, choosing instead to begin a process of reconstruction in two stages, utilizing the existing site, license and a limited portion of its existing equipment and installations. We have contracted to acquire approximately $54 million in new state-of-the-art equipment to reconstruct the mill and will invest further in additional agricultural resources. The first phase is expected to be completed in approximately August or September 2008, and will expand the unit to approximately 1.2 million tons of processing capacity per year, or 100 million liters of production on an annualized basis, although, we will only have less than half a season of use in 2008, so we expect production to be limited to up to 50 million liters. The second phase is expected to be completed between harvesting seasons in later 2009 and will increase processing capacity to 2.2 million tons, or approximately 200 million liters of production. We have made application to amend our existing licenses to accommodate the first phase of expansion. . From the point of acquisition through May 2008, we have invested approximately $30.1 million in additional industrial and agricultural capital expenditures at Canitar.

On September 28, 2007, lightning struck storage tanks at the Canitar facility that were being used to store ethanol produced at our Santa Anita facility. Although the storage installations were protected by lightning rods and other devices recommended by third party experts and approved by municipal authorities, the strike, which was massive and direct, caused an explosion and fire that destroyed the three tanks and 9 million liters of ethanol As the reconstruction plans for Canitar anticipated building new storage facilities and retiring these facilities, the incident is not expected to delay the reconstruction or result in increased cost. We recognized a loss of $3.1 million for the period related to an explosion at our Canitar facility on September 28, 2007. We believe that our insurance policies cover most of the loss and the insurance company has offered to settle for approximately $2.1 million (including a portion already paid) . However we expect that we may need to litigate with the insurance company for the balance. Any insurance reimbursements will be recognized in future periods as payment is received. We are not currently aware of any actual or threatened litigation with respect to this incident.

Canitar Multi-Modal Facility: The Canitar unit will include only a small volume of storage. We expect to construct 40 million liters of storage capacity on owned land at a distance of approximately three kilometers from the production facility, contiguous to a rail line that continues to the ports of Santos and Paranagua, and also near to a major highway, subject to land acquisition and local permitting. Ethanol produced at Canitar is expected to be delivered to the multi-modal facility by an alcohol-duct to be located in an owned right-of-way, and would in turn be delivered to purchasers either by third-party rail or tanker truck, or delivered to ports for export. The facility is in a central location, and could serve other producers in the area.

Ourinhos Agricultural Assets: In order to advance our expansion of Canitar, we purchased from other parties 605 hectares of land during 2007 near the plant along with and certain agricultural equipment and tank trucks, for an aggregate of approximately US$7.9 million inclusive of closing costs and purchase price adjustments. This will solidify our supply of cane for Canitar and provide us with land for planting more productive cane for the area.

Bahia Biodiesel Facility: Bahia was acquired as a 25 million liter trans-estherization facility located in the State of Bahia, close to the principal industrial port of the City of Salvador and within 6 km of the third largest refinery in Brazil. Bahia is a water based batch biodiesel processing facility. It is one of 46 producers that are currently licensed in Brazil today by the ANP. Bahia can batch process a variety of feedstocks into biodiesel, and commenced commercial production in September 2007, producing biodiesel from cotton seed, animal fats and soy oil. We purchased the shares of Bahia for approximately $12.2 million, inclusive of closing costs and purchase price adjustments. This includes cash paid, liabilities assumed and the pro rata share of our Ordinary Shares issued to two consultants who later become members of our management, for assistance in negotiating and closing the transaction. The seller agreed to use approximately $2.5 million of the proceeds to develop an agricultural plantation to initially supply 10% of our feedstock needs on a long-term basis; we expect this arrangement to commence in 2008 or later, depending on feedstocks planted. Early in 2007, we contracted to sell approximately 9 million liters to an affiliate of Petrobras, and initiated deliveries under that contract. Commercial production began on September 22, 2007, and through December 31, 2007, we had produced 4.5 million liters; production rates are increasing, and Bahia expects to satisfy its contract with Petrobras by year end. We acquired the feedstock for that production by purchasing vegetable and animal oils. . Today, our ANP and environmental licenses authorize a capacity of 100 million liters.. We expanded the facility since it was purchased during 2007 to a capacity of 40 million liters and subsequently further expanded the facility to the full authorized industrial capacity of 100 million liters per year. During the course of the year and into 2008, we signed another 32 million liters of contracts to sell biodiesel to Petrobas. From the point of acquisition through May 2008, we have invested approximately $5.1 million in additional industrial and agricultural capital expenditures at Bahia.

Our business plan calls for us to arrange for up to 50% of our feedstock needs through either vertical integration or long-term contracts in the years beyond 2008.

Feedstock for our Ethanol Business

The sugar cane harvesting period in the Center-South region of Brazil begins annually in May and ends in November or December, depending on the start of the rainy season. Once planted, sugar cane can be harvested in subsequent years. With each annual harvest, agricultural yields decrease, and the crop must be maintained in order to continue to deliver productive yields. The current optimum economic cycle is five or six consecutive harvests, so our plans call for rotating one sixth of the land out of production per year and replanting.   Geographical factors, such as land composition, topography and climate, as well as the agricultural techniques that we implement, affect our sugarcane yield. Sugar cane yield is an important productivity measure for our harvesting operations. Geographical factors, such as land composition, topography and climate, as well as agricultural techniques that we implement, affect our sugar cane yield. The average sugar extraction yield in the State of São Paulo for the 2006/2007 harvest was 149.2 kilograms of TSR per ton of sugarcane and 81.0 tons of sugarcane per hectare, according to the União da Agroindústria Canavieira de São Paulo (“Unica”).

Sugar cane is ready for harvesting when the crop's sucrose content is at its highest level. Harvesting is either done manually or mechanically. In our case, we are harvesting manually, using our own employees or a large amount of seasonal labor supplied by third parties. New crops are being planted with appropriate spacing so as to accommodate mechanical harvesting. Manual harvesting requires the previous burning of the crop. Because of air quality considerations, the amount and timing of burning is regulated (see “Environmental Considerations” below), and over time is expected to be eliminated; nonetheless, the dislocation of employment for manual harvesters is a countervailing social consideration, and mechanical harvesting will be introduced over a number of years. We will be implementing mechanical harvesting on our plantations starting in 2008. We expect that over time more than 50% of our harvesting will be done by machine. This provision to force producers to adopt mechanical harvesting will be burdensome to smaller less capitalized producers and we believe it will be to the Company’s advantage to use mechanization as a competitive aspect and because we expect that overall cost of labor in Brazil to rise in real terms over the coming years.

Agricultural Land

Sugar cane is a tropical grass that grows best in locations with stable warm temperatures and high humidity according to the USDA. Our mills are located in the Center-South region of Brazil, a location whose climate and topography is ideal for the growth of sugar cane, according to our management team and Datagro, and the Center-South region of Brazil accounts for approximately 85% of Brazil's sugar cane production. We believe that there is sufficient raw material that can be grown on Company owned or leased land or available in the market to produce our fuels.

Lease arrangements involve ground leases (which may be structured as agricultural partnerships) where the Company plants, maintains and harvests the land.  Land leases are typically multiple year arrangements, and are typically priced in a fixed amount of tons of cane per year which represent a non-variable portion of production.  Prices for the number of tons used to calculate lease payments, are determined, typically, by reference to the value set by the Council of Sugar, Sugarcane and Alcohol Producers ( Conselho de Produtores de Cana-Acúçar, e Acúçar Álcool , or “Consecana”), an independent organization consisting of sugar and alcohol producers in Sao Paulo state.  The price for cane determined by the association is related to the output value of the use of cane, namely sugar and ethanol.  Thus, the lease price is variable and inherently volatile, depending on supply and demand of for sugar and ethanol and on underlying factors, such as weather conditions, that are beyond the control of the Company.

Market sources of feedstock include third party farmers that make a business of supplying commodities to agricultural trading companies and industrial producers.  Third party suppliers are responsible for the harvest of the sugar cane contracted for and its delivery to our mills. The price paid is based on the total amount of sugar content actually recovered from the cane, valued at the prices set by Consecana.

We purchased or leased land in the area so as to own 605 hectares and lease 6,109 hectares of land through 2007. During 2008, we intend to lease or enter into partnerships for approximately another 7,500 hectares. We intend to increase our land for our mill expansions through arranging land leases (or similar arrangements structured as agricultural partnership contracts) with a number of nearby landholders who have indicated a desire to work with us. We anticipate that producing cane on our owned or leased land will provide 50% of our needs in 2008, increasing to 70% of our requirements in 2009 and subsequently. Current agricultural land lease contracts have remaining terms ranging from 1-6 years, some with renewal terms. We make lease payments based on an agreed number of tons of production and an assumed amount of sugar content, valued at the Consecana price in effect at various points during the year, depending on the terms of the leases.

We will also purchase sugar cane from third-party growers under contracts ranging from one to five years in length to cover approximately 27% of our needs in 2008 and 17% of our estimated needs thereafter. Thus the aggregate volume of sugar cane supply that we will require to operate our mills at their anticipated maximum capacity in 2008 will be obtained either from our own plantations or from long-term contracts up to 77% of our needs in 2008 and 87% of our needs thereafter., leaving a balance of 23% in 2007 and 13% thereafter to be acquired in the spot market. We believe that purchasing a portion of our feedstock from third parties allows us to take advantage of market inefficiencies.

To the extent that we purchase feedstock at market prices from third parties, this could have a negative effect on our margins, depending on prices.  To the extent that we produce our own feedstock and market prices of feedstock, for whatever reason, fall below our cost of feedstock production, then we may miss an opportunity to improve our margins.

Development of Sugar Cane Varieties and Other Products.   Our own agricultural managers analyze the possible use of new varieties of sugar cane to respond to the different soil and climate conditions of the State of São Paulo. We also analyze and develop different products used to facilitate and enhance the growth of sugar cane, such as herbicides and fertilizers, also taking into consideration the different conditions of our sugar cane fields. Finally, we have a partnership with the Centro de Tecnologia Canavieira (“CTC”), a research organization that develops hybrid cane seedlings to improve our yields with better yielding cane.

Delivery to Milling Facilities.    Once the sugar cane is harvested, it is loaded onto trucks owned by us and third parties and transported to our mills for inspection and weighing. The average distance from the fields on which our sugar cane is harvested to our mills is approximately 25 kilometers (16 miles). The proximity of our milling facilities to the land on which we cultivate sugar cane reduces our transportation costs and enables us to process the sugar cane within 48 hours of harvesting, thereby maximizing sucrose recovery.

Feedstock for Biodiesel Production

Vertical Integration

The profitability of biodiesel production is principally linked to the availability and production cost of the various vegetable oils, oilseeds and animal fats (feedstocks) used for the primary raw material, which represent a substantial part of the biodiesel production cost. The prices for feedstocks for our production are, in large part, quoted in various local and international markets, depending on the type of oil, seed or fat. These prices can be volatile and are dependent on various alternative uses of such feedstocks, weather, and local and global seasonal and long-term demands. These market dynamics emphasize the need for us to grow and control a certain portion of our own feedstock (vertical integration) as our production model. We are starting the verticalization process by planting of feedstock crops in 2007 and 2008. While this will cover less than 10% of our current feedstock needs, depending on 2008 production, we intend to dramatically increase the planting over the next few years to attempt to raise our self sufficiency to 50%.

As a result, the Company must structure its feedstock origination chain with an objective of mitigating its exposure to price volatility and to ensure continuous supply, including:

·	producing on Company owned or leased land or purchasing through family farming growing contracts feedstocks for industrial production;

·	producing or purchasing through family farming growing contracts feedstocks that have limited alternative uses, such as castor beans and jatropha;

·
extracting vegetable oil from agricultural products that present a more favorable balance of oil to meal for feedstock cost reduction, such as sunflower seeds, produced through our own projects or in partnership with third parties;

·	using vegetable oils that, due to their low value added in other uses, are not currently processed to their full potential, or eventually presents under an opportunistic purchase condition;

·	using animal fats and waste fats that have low alternative value;

·	acquiring other vegetable oils that are readily available in bulk on the market, such as soybean oil, from large and medium-scale suppliers in order to round out the Company’s production needs; and

·	sign forward purchase contracts, at a discount to market prices, by providing financing to the producers.

Our production process permits adjustments between different technical specifications for biodiesel and the mixing of different varieties of feedstocks, so as to avoid excessive dependency on certain types of raw materials. Recently we have seen an increase in certain vegetable oil prices, due to: a significant shift to growing sugarcane in Brazil and growing corn in the U.S., substituting fields previously used for other grains or soy; the beginning of biodiesel production in Brazil in 2007, with a low level of vertical integration with feedstock; and an increase in palm oil consumption due to trans-fat health concerns, affecting, for example, the availability of palm oil in Malaysia, which has a very limited ability to increase plantations.

Recently, high market prices for certain vegetable oils such as soy have caused a dramatic run up in feedstock prices. Petrobras has responded by offering more for further contracts to compensate for margin deterioration. Our limited need for volume and diligent feedstock procurement efforts have allowed us to procure quantities of feedstock for prices that allow for little margin until our next contracts with Petrobras at higher prices. In the future our feedstock growing and procurement strategies, combined with feedstock competitive pressures, will have a material effect on the financial results of our operations.

The Social Fuel Seal

The Social Fuel Seal consists of a certification granted by the Brazilian Ministry of Agricultural Development to certain producers of biodiesel who purchase a portion of their feedstock needs from family farmers, which are defined under some circumstances, as being of the size below a limit determined to each municipality. The Social Fuel Seal allows the producer of biodiesel to (i) participate as a seller in public auctions to procure biodiesel for the Government and various major purchasers, such as Petrobras, (ii) certain fiscal benefits such as sales tax rebates and (iii) wider access to low cost and longer term financing from the National Development Bank of Brazil (“BNDES”) and Brazilian regional development banks, such as the Banco do Nordeste do Brasil (“BNB”).

To obtain the Social Fuel Seal, the producer of biodiesel must comply with certain minimum percentages of feedstock purchases from family farmers to use in biodiesel production. These percentages currently vary according to the region in Brazil where family farmers are located (50.0% for the Northeast and semi-arid region, 30.0% for the Southeast and South and 10.0% for the North and Central West, with these percentages being calculated on the total annual cost of acquiring raw material). The producer of biodiesel also needs to sign contracts with the family farmers that it purchases from containing a minimum level of terms, such as a guarantee of purchase, criteria of price readjustment and delivery terms. The biodiesel producer also needs to provide certain technical agricultural advice and assistance to the contracted family farmers.

We have complied with the requirements so as to obtain the Social Fuel Seal in connection with our sales to Petrobras (the contract with Petrobras was won at an auction restricted to providers that had the Social Fuel Seal). As a result, we are presently supporting 800 family farms and in 2008 expect to have contracted with 2,000 family farmers. We expect that we will receive a fiscal sales tax rebate on such sales when made in the amount of approximately R$.21 per liter, and have been tentatively approved for a subsidized loan in the amount of $15 million from BNB (subject to further due diligence and documentation by BNB).

We intend to continue to qualify for the Social Fuel Seal in connection with our sales, as we see the family farms as a cost effective source of feedstock to its operations, where pricing and other benefits could be more attractive than other feedstock options. Currently, according to the Brazilian Ministry of Agricultural Development and the ANP, out of 46 biodiesel production facilities licensed by ANP, only 20 have the Social Fuel Seal. And of the top ten biodiesel producers, of which we are among the top seven in terms of authorizations (or pending authorizations) to produce, only seven have the Social Fuel Seal.

Capital Expenditures for Expansion of Existing Facilities

The table below sets out the capital expenditures that we made in 2007 and expect to make in 2008 and 2009 to carry out the expansion of our current facilities as described above. We will fund these expenditures with a combination of debt, equity and cash flow from operations:

Estimated Annual Capital Expenditures at Comanche Units*
	2007	2008	2009
Canitar Mill Construction
Agricultural Investment	$3,148	$13,750	$16,432
Industrial Investment	$8,343	$46,977	$10,675
Santa Anita Mill Additions
Agricultural Investment	$2,129	$11,379	$13,320
Industrial Investment	$2,722	$5,419	$20,010
Bahia Biodiesel Facility Additions
Agricultural Investment*	—	$1,000	$2,418
Industrial Investment	$4,756	$1,256	$4,816
Administration
IT and Documentation	$197	$500	$500
Total	$18,381	$80,280	$68,172

* Specific amounts may be allocated differently among operating units

Estimated Annual Capital Expenditures at Comanche Units

	2007	2008	2009
Agricultural Investment	$5,276	$26,129	$32,170
Industrial Investment	$15,641	$53,651	$35,502
Computers, Software, Information	$197	$500	$500
Total	$21,115	$80,280	$68,172

New Projects

Bahia. In the State of Bahia we have negotiated a tolling agreement with a large castor bean crushing facility, with an annual crushing capacity of 120,000 metric tons per year. The facility is located about 80 km northwest of our biodiesel facility in Salvador in the town of Feira de Santana, Bahia. We will toll through this facility so as to secure a steady supply of crushed oil from oilseeds. The principal advantage will be to allow us to capture a portion of the crushing margin so as to reduce the cost of feedstock. The owner has made some adjustments to the unit so as to be able to crush feedstock other than castor beans, such as soy, sunflowers, cotton seeds, or jatropha. The facility will produce approximately 30 million to 50 million liters of oil annually, depending on feedstock. The term of the tolling agreement will be for two years with a renewal provision available pursuant to Brazilian commercial law. Under the agreement we pay R$278 per ton and we have a minimum guaranteed annual capacity of 22,000 tons per year of crushing, 6,000 tons per year of oil refining, 10,000 tons per year of grains storage and 45 tons per day of waste water treatment.. We are also currently developing agricultural feedstock plantations in the State of Bahia to supply feedstock to our biodiesel facility. These projects will involve the acquisition or lease of land and planting of various crops to be used as feedstock. We have approximately 1,740 hectares of such projects in Bahia at the end of the first quarter 2008, in areas where land prices are currently much less expensive than in the State of São Paulo with favorable climate, topography and soil. We plan to add another 8,000 hectares during 2008 and another 10,000 hectares in 2009.

Maranhão. We are developing a greenfield ethanol/biodiesel cluster with a sizable land purchase for feedstock in the State of Maranhão. This is intended to result in a sizable, state-of-the-art, fully-dedicated ethanol and biodiesel greenfield project. The complex is projected to have approximately 4 million tons of sugarcane crushing capacity and 100 million liters of biodiesel processing capacity. We believe agricultural yields achieved in this new project will be the same or better than we currently have in our existing mills and biodiesel facility. We believe we will need approximately 100,000 hectares of owned land including land dedicated to sugarcane seedlings (generally for the first cut) and nursery areas for biodiesel feedstocks. We have negotiated an agreement with the State government for port facilities and a State sales tax exemption in the amount of R$776 million. We expect that, subject to final feasibility (including an agricultural master plan) and financing, among other conditions, some of the agricultural land will be purchased in 2008 and agricultural operations may start in 2009. We believe that this greenfield project will enable us to continue to expand our operations; take advantage of the rise in land values in Brazil and through our own development; lower costs of production; provide us with access to a sizeable area for future growth (State of Maranhão) where land prices are currently much less expensive than in the State of São Paulo with favorable climate, topography and soil conditions; attend the needs of a favorable local market in the North of Brazil; and increase our ethanol and biodiesel production to meet increasing demand both in Brazil and internationally. We expect a decrease in logistics costs given the favorable rail and road logistics in the State and much shorter distances from the State of Maranhão to world consumption centers (approximately seven days less sailing time to Europe and the United States for example, as compared to the ports of the State of São Paulo).

Production Efficiency Improvements

Increasing Output through Technology. We believe that the general state of the industry in Brazil is to use available technology sparingly and limit investment. We intend to substantially improve processing technology to bring down costs and increase yield. . For example, our Canitar plant will use best available processing technology and automation controls when it becomes operational again in the third quarter of 2008, which will lower our industrial costs relative to older plants. With respect to agriculture, we have entered into an agreement with CTC, a sugar cane technology research center, to work to improve the cane varieties that we plant so as to maximize yields for ethanol production. Similarly, we are working with Embrapa, the Brazilian agricultural research corporation on biodiesel feedstocks productivity. We are also reviewing various methods of irrigation and fertilizer delivery to determine which best aids in improving productivity and assuring sustainability.

Self-Generation of Electrical Power.    In the case of ethanol, the Company will be energy self-sufficient by burning biomass. Sugar cane is composed of water, fibers, sucrose and other sugars and minerals. When the sugar cane goes through the milling process, we separate the water, sugar and minerals from the fibers, and are left with sugar cane bagasse. Sugar cane bagasse is an important sub-product of sugar cane and it is used as fuel for the boilers in our plants. Sugar cane bagasse is burned at very high temperatures producing steam that is used to produce sugar and alcohol. Part of the vapor is also cannibalized and directed to a turbo-generator that produces electricity.  Currently, all of our plants are self-sufficient during the crop period, generating all of the energy they consume. In our opinion, the principal advantages of energy generated by burning sugar cane bagasse from sugarcane are:

·	it is a clean and renewable energy;

·	it is complementary to hydroelectric energy (which represents over 85% of Brazilian energy), when generated during the crop period when the reserve levels are lower;

·	there is a short period of time required to begin operations; and

·	only a small investment in transmission lines is required when plants are located close to consumer centers.

We believe that there is potential in the generation of electricity, and we are prepared to make investments to the extent that prices of Brazilian energy justify making such investments. According to the Brazilian Ministry of Energy and Mines forecasts, the Brazilian electricity system is expected to experience shortages of capacity in the 2008-2010 time-frame, therefore, as a result we believe that energy prices levels will be sufficiently attractive for investment in co-generation. In addition, projected economic and resulting electrical growth rates for Brazil suggest that significant investments in electric energy generation will be required as hydroelectric energy become more and more expensive. The Brazilian Government has also demonstrated an interest in electric energy from sugar cane bagasse by offering incentives to promote this type of generation.

Carbon Credits.   Pursuant to the Kyoto Protocol, signatory nations will have the option of engaging in emissions trading if they are not in compliance with Kyoto Protocol emissions levels. Under the Kyoto protocol, countries are allocated assigned amount units (“AAU”s), or “carbon credits”. Assigned amounts are quotas , meaning the total number of emission allowances (or AAUs) for the period of 2008-2012 have been allocated and no action can be taken by market participants to create additional AAUs. Since AAUs are allocated in advance, they are available for trading and transfer from the start of the first commitment period under the Protocol. The emissions trading option enables a country to purchase AAUs from another country that has excess unused AAUs. The purchasing country can then use the AAUs to meet its climate mitigation objectives.

According to Point Carbon A.S. a provider of consultancy services and independent analysis of European and global power, gas and carbon markets (“Point Carbon”), in 2005, an estimated 799 million tons of emission credits were traded, a growth of 112% compared to 2004. Demand has arisen primarily from European, Japanese and Canadian companies. This emission trading market has been estimated to reach a total value of $400 billion by 2010 according to a World Bank study, 25% of which has been estimated to come from Brazil. The Brazilian Government has announced that it intends to establish acceptable, industry specific emission levels based on the Kyoto Protocol, and companies that have emission levels that are lower than the Brazilian Government established levels would be free to trade their carbon credits on a to-be established carbons credit trading market. We believe that we may generate credits available for trading, if we make certain related capital expenditures. Current estimates are that one ton of carbon credit will be worth between $4 to $ $18 per ton depending on type, volume and term according to Point Carbon.

Cellulosic Ethanol. Researchers are working to develop cellulosic biomass ethanol production to convert cellulosic biomass to ethanol through hydrolysis and fermentation or gasification. If successful, these processes will dramatically expand the list of feedstocks which that be used in ethanol production to include such materials as sugar cane bagasse and leaves, corn stalks, rice straw, wood chips, and fast-growing trees and grasses, and reduce the costs of production. Also, cellulosic ethanol may be even more effective than conventionally produced ethanol in reducing carbon emissions.

We believe that the potential of cellulosic technologies is complementary to, rather than displacing of, the production of ethanol from sugar cane, because the bagasse and leaves that already form a part of the current production process are ideally suited for cellulosic technologies due to their high cellulose content and the logistical advantage of these materials being already availabile at the cane processing plant. Thus transportation costs to the processing facility and costs of storage are avoided, whereas they would be incurred at incremental cost and environmental burden in the case of corn or other feedstocks, where the residual agricultural mass is currently not transported to the processing plant today.

The U.S. Energy Policy Act of 2005 provides for a minimum of 250 million gallons of cellulosic ethanol in the renewable fuels standard by 2013 in the United States. Several projects are being funded by DOE for cellulosic ethanol processing, but production using currently available technologies is not economically viable.  While the scientific breakthroughs necessary to make cellulosic technology commercially viable may be a number of years away, industry specialists currently predict that cellulosic ethanol may represent the future of the ethanol industry.

Regulation

Ethanol Governmental Regulations

The sugar and ethanol industries were heavily regulated by the Brazilian Government until 1999. Prices of sugar cane, ethanol and sugar were established in accordance with federal laws, and their production was controlled pursuant to centralized harvest plans (“planos de safra”) established by the Brazilian Government.

The Brazilian Government strongly promoted the use of ethanol as a fuel starting in the 1970's, especially through the implementation of the Pró-álcool program in 1975. The Pró-álcool program set incentives for the production of ethanol-fueled vehicles and established prices for ethanol. During the 1990's, the Brazilian Government also promoted the use of anhydrous ethanol as an additive to gasoline. The Sugar and Alcohol Interministerial Council, created in August 1997, established a mandatory percentage of anhydrous ethanol to be added to gasoline, historically ranging between 20% and 25% (currently 20%).

The deregulation of the sugar and ethanol industries began with the promulgation of Brazil's Federal Constitution in 1988 and the country's first experiments with bona fide free markets since the end of the military dictatorship. In 1989, producers were authorized to directly export sugar cane under the Brazilian Government's supervision. In 1990, the Brazilian Government closed the Sugar and Alcohol Institute, the Brazilian Governmental agency that controlled several aspects of sugar production and sales, including the preparation of the harvest plans. In 1996, the Brazilian Government's harvest plans ceased to be compulsory, and were thereafter used only for indicative purposes. From 1995 to 1999, the prices of sugar and ethanol were gradually released from Brazilian Government control, and sugar exports were permitted to be made freely in accordance with market conditions.

Complete deregulation of sugar cane prices occurred on February 1, 1999. Currently, the sugar and ethanol industries are virtually unregulated, except for rules regarding sugar cane burning, environmental regulations, and the requirement for mandatory anhydrous ethanol content in all gasoline sold in Brazil.

Biodiesel Governmental Regulations

Federal law enacted in Brazil on January 13, 2005, established a mandate for the use of low biodiesel blends nationwide, beginning in 2008. According to the law’s definition, biodiesel includes any “renewable and biodegradable fuel for compression-ignition internal combustion piston engines, derived from vegetable oils or animal fats, which can partially or fully replace diesel oil of fossil origin.” ANP is responsible for regulating and controlling the Brazilian biodiesel market. The law authorizes the use of B2 until 2008. Since then B2 became compulsory nationwide. On March 14, 2008, the CNPE (Conselho Nacional de Política Energética) of Brazil increased the minimum percent participation to 3% effective July 1, 2008. The law calls for a 5% participation by 2013.

The federal government also sought to further promote biodiesel production and use by creating the National Biodiesel Production Program (PNPB) in 2004. The program was established to reduce petroleum-import dependency, pollutant emissions and health-related costs—and to generate jobs and alleviate regional income disparities. The program includes the participation of 14 ministries and the support of the Interministerial Executive Committee (CEI), under the Office of the Presidential Chief of Staff. The Ministry of Energy is in charge of the operational management of the PNPB.

The PNPB is nonrestrictive, allowing the use of several production technologies (for ethanol and methanol) and raw materials such as castor (Ricinus communis), soybean oil, dende oil (African palm), pinhao manso oil (Jatropha curcas), sunflower oil, peanut oil, animal fat, fried oil or other oils. Under the program, a variety of programs support for biodiesel production technology research; these programs also provide financial incentives, and create a “social seal” to provide incentives for targeting production toward crops produced by poorer farmers in disadvantaged areas. A regulation enacted by The Ministry of Agrarian Development (MDA) established that in order to obtain the stamp, biodiesel producers must purchase a minimum percentage of raw materials from family farmers. The percentages vary according to region (northeast Brazil: 50 percent; south and southeast Brazil: 30 percent; center-west and north Brazil: 10 percent). The regulation also requires producers to establish contracts with farmers, assuring technical assistance and training. In order to guarantee a market for that production, the government required in late 2005 that participants in public auctions coordinated by ANP would be required to have obtained the social seal.

The production of biodiesel requires prior authorization of the producer by the ANP, as does its importation or export, as well as distribution. Product standards for B100, containing no petroleum, and for the blend of petroleum diesel and biodiesel, are set out in ANP Resolution 42, dated November 24, 2004. The standards utilize Brazilian norms (ABNT), as well as American (ASTM), International (ISO) and European (CEN) norms. Resolution 42 also governs the operations of producers and distributors of biodiesel, with an aim to maintaining both quality and accountability.

The consumption of significant volumes of B100, or of blends different from those specified by existing regulation, by fleets or for experimental purposes also requires the authorization of ANP and reporting to it pursuant to ANP No. 18 dated June, 2007, as the ANP works to introduce the new fuel in a controlled manner so as to gain experience that will inform future commercialization regulations.

Environmental and Permit Regulation

General.   We are subject to Brazilian federal, state and local laws and regulations governing the discharge of effluents and emissions into the environment, the use of water, the protection of natural resources and the handling and disposal of industrial waste or matters otherwise relating to the protection of the environment. The national policy of Brazil, established by Law No. 6938/81, has as its objective the preservation, improvement and recuperation of environmental quality, with parallel, and equally important, aims of assuring socioeconomic development and the protection of human dignity. CETESB ( Companhia de Tecnologia de Saneamento Ambiental ) is the principal agency directly governing our business in the State of São Paulo. A similar agency exists in Salvador city, the Secretaria de Estado do Meio Ambiente e de Recursos Hidricos (SEMARH) of the State of Bahia. These agencies are also linked to the federal environmental ministry, and both issues licenses - for siting, installation and operation - and monitors compliance.

The initial license is issued during the preliminary phase of the project planning and authorizes the location and basic development of the undertaking or activity. The installation license authorizes the construction of civil works and the installation of equipment. The operating license authorizes the commencement of operational activities. Siting and installation licenses are issued for two year periods each; operating licenses expire in five years, and are renewable. In contrast with regulation in the U.S., the environmental authority adopts a policy of balancing environmental with socioeconomic considerations. Thus, in order to encourage the efficient development of dispersed industry, the licensing of mills of the size of ours is processed on a fast-track, not requiring the filing of full environmental impact statements or public hearings.

Biodiesel.    The biodiesel industry is regulated by the ANP. Basically, ANP established the technical standards for biodiesel and requires biodiesel producers to submit periodic reports on inventory, movement of biodiesel and requires an authorization to export the product. ANP has the authority to block an export and to buy the product if there is a biodiesel shortage in Brazil. The primary legislation is Portaria DNC #26 of 13/11/1992 which requires the reporting of biodiesel inventory, Resolução ANP #41 of 24/11/2004 which establishes the authority of ANP for biodiesel and Resolução ANP #42 that establishes the technical specifications for biodiesel.

Water and Forest Quality . Specific authorizations are required for the use of water resources for irrigation and industrial purposes. Considerations include assurance of water quality, as well as sufficiency of the resource both for the intended use as well as for current, and potential, competing uses for available water.

In order to protect riparian environments, the Brazilian Forestry Code prohibits any type of development in permanently protected rural areas, including areas bordering streams and rivers and areas surrounding water springs and reservoirs. In addition, in order to preserve biodiversity in areas that are planted in a single crop, such as sugar cane, the Code obligates us to maintain and register a forestry reserve in each of our rural landholdings newly converted to agricultural use, covering at least 20% of the total area of such land. In those properties where agriculture is already established but the forestry reserve does not meet the legal minimum, we are permitted under Provisional Measure No. 2166- 67/01 to meet the standard by gradual reforestation of at least 1/10 of the total legal forestry reserve area every three years until 20% of the area is restored to its natural state. Our environmental compliance costs are likely to increase as a result of the projected increase in our production acreage. In addition, as a result of future regulatory and other developments, the amount and timing of future expenditures required for us to remain in compliance with environmental regulations could increase substantially from their current levels.

Burning.   A significant environmental consideration of the sugar cane sector is the replacement of manual harvest by mechanical harvest. This is desired from an environmental perspective, in that manual harvesting requires that sugar cane fields be burned as part of the harvesting process. Law No. 11,241/02 of the State of São Paulo, which took effect in 2002, establishes regulations for the gradual reduction of the burning of sugar cane in the state. Regulation in this area has equilibrated air-quality concerns with social concerns regarding the displacement of field workers, and also takes into account the current limitations of mechanical harvesting technology. Thus, in areas that are suitable for the replacement of a manual harvest with a mechanical harvest, the law requires mechanical harvesting to increase from a level of 30% currently, to 100% of the harvested area by the year 2021. For areas where replacement of manual harvesting by mechanical means would be more difficult, mechanical harvesting will be required at the 10% level beginning in 2011, increasing to 100% by the year 2031.

In any case, Law No. 11,241/02 also requires sugar cane producers to burn sugar cane at least one kilometer from urban centers, at least 25 meters from telecommunication stations, and at least 15 meters from electricity transmission and distribution lines, and 15 meters from federal and state railways and highways. Sugar cane producers are required to give prior notice of the burning of sugar cane to the Department for the Protection of Natural Resources ( Departamento Estadual de Proteção de Recursos Naturais-DEPRN ) and to the owners of lands surrounding the area where the sugar cane will be burned. We have taken measures to comply with the provisions of Law No. 11,241/02, and believe we have achieved the targets currently applicable to us.

Certain local governments have recently enacted more stringent laws that prohibit sugarcane burning completely. It is unclear at this point which, if any, of our properties might be affected by these local laws. In addition, the laws in this area are uncertain, complex and subject to change at any time. There is a likelihood that increasingly stringent regulations relating to the burning of sugarcane will be imposed by the State of São Paulo and other governmental agencies in the near future. As a result, the costs to comply with existing or new laws or regulations are likely to increase, our ability to operate our own plants and harvest our sugarcane crops may be adversely impacted, and the price we may have to pay to purchase sugar cane may increase.

Our actual or alleged failure to comply with these laws and regulations may subject us to legal and administrative actions. These actions can also impose civil or criminal penalties on the company, including a requirement to pay penalties or fines, an obligation to make capital and other expenditures or an obligation to materially change or cease some operations.

We cannot assure you that the above costs, liabilities and adverse impacts to our operations will not result in a material adverse effect on our business, results of operations or financial condition.

Enforcement.   Enforcement of environmental law is carried out by inspections of licensed facilities. Labor unions, which cover both field and industrial workers, often serve as non-governmental reporters of environmental law violations. Aberrations from norms are recorded, and fines are levied, with significant penalties in the event remedial measures are not timely taken. A record of unmitigated violations puts at risk the renewal of operating licenses by the operator originally obtaining the license. Regulators favor the acquisition of environmentally troubled projects by entities with the capacity and commitment to improve conditions, and allowances are regularly made by CETESB so that compliance can be reached on an economically viable timetable.

In 1998, the Brazilian Government enacted an environmental crimes law that imposes administrative and criminal penalties on corporations and individuals committing environmental violations. Individuals (including corporate officers and directors) may be imprisoned for up to five years for environmental crimes. In the civil sphere, penalties against corporations include fines, community service and certain other restrictions, including the cancellation of credit lines with official entities. At the administrative level, corporations found to be violating environmental laws can be fined in significant amounts, have their operations suspended, be barred from entering into certain types of Brazilian Government contracts, be required to repair or indemnify any environmental damages they cause and be required to forfeit tax benefits and incentives.

In issuing environmental licenses, the governmental authorities establish conditions, restrictions and inspection measures applicable to the project, according to environmental laws and administrative regulations, including pollution control and environmental management requirements.

Any delays or difficulties in obtaining the proper licenses to construct or expand our facilities according to our anticipated timeline may negatively affect our ability to implement our business plan as anticipated. Following the Canitar facility lightening strike, we undertook to reconstruct the facility on the basis of our current operating license, and we filed with CETESB an application for the expansion. On May 21, 2008, the local office of CETESB delivered a notice to Canitar questioning the licensing conditions upon which Canitar was proceeding with reconstruction. Our response was filed the next day with our view that our existing license permitted the construction presently occurring, subject to our operating within the capacity limits of our existing license, pending receipt of a license for the expanded plant. We have been advised in this respect by a firm recognized as a leading expert in the field, and will proceed to appeal to higher agency levels any adverse decision, should one be made. In the event that CETESB ultimately disagrees with our position, we may be required to delay our construction until all expansion licenses are approved or we can negotiate a provisional agreement to proceed. At our Santa Anita plant, we have initiated a process of modifying our current license to cover the additional capacity installed and our anticipated 2008/2009 capacity expansion.

Subject to the foregoing discussion, we believe we have obtained or will obtain within the necessary periods all material environmental and other licenses, permits and authorizations that are required to operate our mills, and that the operation of the mills is, or is in the process of becoming, in compliance with such licenses, permits and authorizations, or with a remediation program acceptable to regulators.

Competition

Ethanol. The sugar industry in Brazil has experienced some consolidation through merger and acquisition activity during the last several years, according to industry sources in Brazil, including Unica. Despite this recent consolidation, the industry remains highly fragmented. There are few large players in the sector, and no entity can be described as dominant. For example, Cosan, according to their own information, is the largest sugar producer in Brazil, is responsible for 10% of production in Brazil; the next biggest sugar producer is only one-third of the size of Cosan. Below the top two producers, no producer has greater than 2% of the market. Copersucar and Crystalsev are cooperatives of producers, and these individual producers market ethanol independently, but sugar through the cooperatives.

Perhaps more important in our view, all of the producers are primarily sugar producers, where ethanol is merely a product enhancement. We believe that over time, our focus on producing clean fuel will give us competitive advantages over companies that view ethanol as a byproduct. Furthermore, none of the producers in Brazil view themselves primarily as fuel companies, and none are positioning themselves in this way.

The Top Ten Producers in the Sugarcane/Ethanol Industry of Brazil—2006/2007

Company	Plants	Millions of Metric Tons of Sugarcane Processed	Millions of Metric Tons of Sugar Produced	Annual Ethanol Production in millions of liters
Cosan	17	36.6	3,258	1,282
Louis Dreyfus	7	10.8	620	305
Carlos Lyra	5	9.5	614	197
Vale do Rosario	3	9.4	619	421
São Martinho	2	9.2	677	393
Tercio Wanderley	4	8.7	500	267
Guarani	3	8.3	890	164
Zillo	3	8.3	596	402
Oscar Figueiredo	3	8.2	809	203
Santa Terezinha	5	8.1	835	206
Top-Ten groups total	52	117.1	9,418	3,840
Market share top-Ten groups	14%	27%	31%	21%

Source: Unica, Datagro

Note: Copersucar and Crystalsev are marketing cooperatives representing some of the producers in the table above.

Biodiesel . Similar to the ethanol business, we believe that the biodiesel business is becoming very active and large amounts of capital are being attracted to the industry to supply a strong demand for the fuels. In Brazil, most of the existing competitors in the biodiesel area are small and undercapitalized, except Brasil Ecodiesel, which recently raised money in a public offering. The only major firms with the resources to be major competitors in Brazil, are, in our opinion, Cargill, Bunge and ADM. Cargill, Bunge and ADM will add incremental production capacity to their soybean crushing mills to provide the option of selling biodiesel instead of virgin vegetable oils depending on the wholesale price for biodiesel and for virgin vegetable oil. Regarding the large crushing mills owned by companies such as Cargill, the mills are designed to be efficient in making protein rich feed in which the oil extracted is an ancillary product to feed production.

There are a number of small biodiesel plants being proposed throughout the Northeast of Brazil based on using castor beans or soybeans. In the south of Brazil, soybeans and sunflower seeds are being proposed for biodiesel plants. At this point, in our view and according to Revista Biodiesel, the competition is still small and fragmented.

Biodiesel Market Share

Company	Plants	ANP Authorized Capacity (Cubic Meters of Biodiesel/Day)	Ministry of Agricultural Development Social Fuel Seal
Brasil Ecodiesel	6	2,070	Yes
Granol	3	1,116	Yes
Oleoplan	1	660	Yes
Archer Daniels Midland Brazil	1	565	Yes
Fiagril	1	410	Yes
Caramuru	1	375	Yes
BSBios	1	345	Yes
Comanche	1	335	Yes
Bertim	1	333	Yes
PonTe di Ferro	1	250	Yes
Top Ten Groups Total	17	6,459
Market Share Top Ten Groups in terms of Percent of Industry Capacity	38%	76%

Note: Capacity authorized by ANP or pending, and Social Fuel Seal on a portion of output to date according to the Ministry of Agricultural Development. Comanche does not believe that the indicated capacities were either fully built or utilized during 2007.

Sources: ANP and the Brazilian Ministry of Agricultural Development websites as of June 20, 2008

The environment for biodiesel in Brazil is being stimulated by the Brazilian Government. The Brazilian Government has required a 2% mix of biodiesel by 2008, 3% commencing July 1, 2008 and 5% by 2013. However the Brazilian Government has announced plans to introduce legislation to advance the 2013 requirement to 2008 or 2009. In addition, under certain specific conditions, the sale of biodiesel may qualify for sales and value added taxes exemption or reduction. For the future, , with the waiver of these taxes along the chain, biodiesel can be as competitive as diesel at the pump to the consumer. As the margins for distributors is greater than for conventional diesel, we believe that biodiesel will adopt fast and take off fast in Brazil, much as ethanol has done.

Economies of Scale.   While the ethanol industry lends itself to some economies of scale, we believe that such economies effectively limit themselves at six million tons of sugar cane or about 126 million gallons of production from several plants. This is primarily because the mills themselves are limited in size—there are very few mills crushing more than two million tons of sugar cane—due to the logistical problem of transporting in the sugar cane and the need for land dominance in the area. For example, a 1.5 million ton mill needs to dominate 10% of the land in a 25km radius (optimal for transporting in). A 6 million ton mill, for example would need a 40% land dominance in the same area, a very difficult proposition to attain.

Summary of Our Competitive Advantages

We believe that the Company has the following competitive advantages in comparison with other biofuels companies in Brazil:

Focus on Clean Fuels.   Our primary business is fuel, not agricultural commodities, such as sugar. Unlike many of our competitors, our focus is on the efficient use of feedstocks, multiple feedstocks and multiple fuel products.

Capital Structure.   Our access to capital will allow us to invest in operational efficiency, technology and commercialization. The Brazilian corporate sector has very limited access to capital. The agricultural industrial sector’s access to capital is even more limited. Access to capital is a strong competitive edge in Brazil.

Vertical Integration of Feedstock.   We will both own and lease land pursuant to long-term leases, and are contracting more land in this manner. In addition, we use bagasse to generate electricity and steam for the industrial process. This gives us an ability to control cost throughout the production process.

Technology.   We are constantly looking at alternative ways to enhance yield and productive capability through agricultural, process and operating technology improvements. For example, sugar cane mills run for seven months of the year during the harvest season, then are idle for five months. We are working with an engineering firm to develop alternative feedstock uses, such as corn (Brazil is the world’s fourth largest producer of corn) or sorghum for the idle months. We are also looking at enhanced yield sugar cane crops and process re-engineering in the existing mills.

Logistics.   Because Brazil has such a large internal demand for ethanol, logistics for export are significantly less developed. Our existing mill is located close to a major ethanol collection center and railroad connected to the port of São Paulo. However, we are also looking at our own port facilities in other areas and new opportunities that are located near pipelines, good roads and railroads. Our biodiesel facility is located at a port.

Ethanol Industry Overview

We believe that ethanol is an alternative source of energy that can displace a portion of world oil consumption for pricing, environmental and geopolitical reasons. According to the U.S. Energy Information Agency, for 2005, world oil consumption is approximately 13.2 billion liters per day, of which the U.S. consumes about 3.3 billion liters per day and Europe consumes about 2.6 billion liters per day. Oil consumption in developing countries such as China and India is increasing particularly rapidly. According to EIA statistics, transportation accounts, globally, for more than 50% of all oil consumption. By contrast, according to Datagro, annual consumption of ethanol for fuel is currently about 36 billion liters, or approximately 2.5% of the 1.4 trillion liters of gasoline used for transportation annually worldwide, based on a an estimated yield of 75 liters of gasoline per barrel. However, we believe that the projected growth of ethanol as an oil displacement is growing far more rapidly than world oil consumption.

The following chart illustrates how the global market for ethanol is projected to increase.

Source: F.O. Licht

We believe that the primary reasons for the increase in global ethanol fuel demand include: (i) a desire for a number of countries to reduce dependency on oil producing countries; (ii) a desire to reduce carbon-based emissions as outlined in the Kyoto Protocol; and (iii) gasoline price increases — alternative fuels can be a cost competitive source of fuel for cars. As a result of these factors, according to Jeffries & Co., a number of countries are moving towards the use of a gasoline-ethanol mix to fuel vehicles.

According to the U.S. Department of Agriculture and the World Bank, ethanol is an alcohol that can be distilled from natural sources, such as sugar cane, corn, beets and wood. According to the same information, ethanol has three primary uses — human consumption as spirits, medical or cosmetic applications, and transportation fuel. According to Worldwatch Institute, an independent research group based in Washington, D.C. that focuses on research concerning sustainable environmental policies and a socially just society (“Worldwatch”), sugar cane is an excellent source of ethanol compared to other feedstock alternatives because of its low relative production cost and its high relative energy yield (measured as the ratio between the amount of energy output and the amount of energy input). According to Worldwatch, ethanol from sugar cane has an energy yield that is more than four times greater than the energy yield of corn, beets or wheat. We believe that as a fuel, sugar cane ethanol has several key physical properties: a high energy content; it is environmentally friendly; the waste generated as part of the production process (‘bagasse”) is a high value by-product which is used to generate power needed for the production process; any additional power generated from this source may be used for other purposes, such as producing electricity for sale to the national energy ‘‘grid.”

We intend to focus our activities in the area of sugar cane ethanol. The production of ethanol comprises two cycles, the agricultural cycle and the industrial production cycle. The agricultural cycle consists of land preparation, planting, irrigation, harvesting and transportation. The industrial/production cycle consists of grinding, milling and crushing the sugar cane to produce cane juice. The cane juice is then fermented and distilled to produce ethanol, or cooked and dried to produce sugar. According to F.O. Licht, for 2006 Brazil was the second largest producer (about 33%) and user of ethanol in the world and has been in the leading group since the Brazilian Government mandated a 20-25% mix of ethanol in all fuel sold in Brazil The Brazilian Government has periodically revised the percentage requirement, such as in March 2006 to 20%, then in October 2006 to 23% as a policy measure to manage blended gasoline prices at the pump. Today, the mandate is at 25%. Such measures can periodically reduce the demand for ethanol in Brazil, at least in the near term. See the section titled ‘‘Risk Factors — Risks associated with the proposed investment sector’’.

Source: F.O. Licht

According to the Brazilian Government, Brazil’s initial move towards making ethanol a mainstream fuel came about following the petroleum and sugar crises of 1973, and was soon followed by additional pro-ethanol reforms by Brazil, including the Brazilian Government’s 1979 introduction of large scale production of ethanol vehicles in Brazil. Brazil’s current President has recently made public statements about his intention to make Brazil a leader in the ‘‘energy revolution’’ and use more ethanol based fuel. Today, according to Datagro, 86% of all new cars sold in Brazil in 2007 were ‘‘flex fuel’’ cars, which can run on any combination of ethanol or gasoline. We expect that by 2008, these cars are expected to account for over 90% of all new car sales. Since, according to Worldwatch, burning ethanol reduces carbon emissions by as much as 80% compared to gasoline and completely eliminates sulfur dioxide emissions, it is expected that Brazil will experience a reduction in toxic emissions. We believe that for Brazilian consumers (and this is borne out by Datagro’s statistics and information provided by the Renewable Fuels Association), the use of ethanol as a fuel is competitive to gasoline for the following reasons: Engine Power — because of varying compression rates as compared to gasoline, an engine running on ethanol as opposed to gasoline generates more horsepower resulting in marginally greater acceleration and a higher top speed; Engine Life — ethanol was thought to be more corrosive to engines than gasoline, thus increasing maintenance costs, but manufacturers in Brazil are now advertising a similar engine life for both fuels, and providing the same warranties. Datagro’s figures indicate that the significant increase in the flexible fuel vehicle market in Brazil over the last 36 months has largely been driven by the disparity in fuel costs.

While the pricing relationship between ethanol and gasoline will vary depending on the season and geographic location, the weighted average retail price of ethanol in Brazil, according ESALQ which collects a number of pricing statistics in the Brazilian Agricultural industry, for the period through November 2006, the price of ethanol of Real 1.47 per liter was 62% of the weighted average retail price of gasoline for the same period of Real 2.36 per liter which more than compensates for the ethanol decrease in fuel efficiency (which can be up to 25%). We believe that the domestic ethanol production in Brazil is expected to grow from approximately 14 billion liters annually in 2004 to between 17 and 25 billion liters by 2010 (depending on the source of the projection). We expect that, based on various forecasts, global annual demand is expected to exceed approximately 60 billion liters by 2010, increasing from production of 36 billion liters in 2005. Based on increasing awareness of the existence and benefits of ethanol and the changes in the ethanol industry, our management team believes that projected global demand may be up to 80 billion liters annually by 2010.

According to Jeffries & Co., a number of countries around the world (including U.S., Japan, India, Belgium, Sweden and Australia) have begun introducing minimum levels of ethanol additions to gasoline.  Approximately 36% of world ethanol production in 2005 came from sugar cane in Brazil (42% in 2004), compared to 35% from the U.S. (32% in 2004).

According to Grupo Idea, another Brazilian industry consultant in agriculture, sugar/ethanol production in Brazil is highly fragmented, with over 300 sugar cane processing mills in Brazil operating at varying levels of capacity. According to Cosan, a leading sugar/ethanol producer in Brazil, in the 2004/2005 harvest, the largest ethanol producer, itself (which has Tereos, Sucden and Kuok as partners), made up 8.5% of the ethanol market in Brazil and the next largest ten producers (excluding Cosan) made up 22.5% of the market. According to Cosan, the remainder of this market is shared by a number of independent mills, the majority of which are small independent producers that our management team believes generally lack high levels of financial and management expertise and operate below theoretical levels of yield and efficiency.

Additionally, we believe the existing manufacturing and logistics infrastructure in Brazil is inadequate to support the projected growth in domestic and international demand, but shows clear potential for consolidation and improvement. According to Jeffries, only 5.34 million hectares of Brazil’s 320 million hectares of arable land are devoted to sugar cane and roughly 2.7 million hectares are committed to ethanol. 60 million hectares of land are cultivated with local crops. Given the availability of arable land, we believe it is possible to increase sugar cane cultivation.

Some examples that illustrate market dynamics within the international ethanol market include (according to industry sources, Datagro, the Brazilian Government and news reports): in July 2005, Petrobras began exporting 25 million liters of ethanol per month to Venezuela, which has adopted various ethanol/gasoline mixes across several of its provinces; Venezuela has also indicated that it may increase the mix of ethanol to 10% nationwide, in the future; and Japan today allows for an ethanol mix of up to 3%, and is considering an increase in the mix of ethanol of up to 10%, based on the success of the 3% program—a  3% ethanol mix in Japan would represent more than 60% of Brazil’s current ethanol export and a 10% ethanol mix would more than double current Brazilian exports. Additional demand from other countries would further add to what we believe will become a supply — demand gap. In According to Datagro, in Thailand (the second largest sugar exporter in the world), the worst drought in 40 years has created a domestic sugar shortage, which may drive international sugar prices up. This is expected to put additional pressure on the same raw material as ethanol. Higher sugar prices may make mills that have used ethanol as a hedge against decreases in sugar prices less likely to seek such a hedge against potentially decreasing ethanol supplies. Although we believe there are many positive reasons that make the acquisition of entities or businesses in the ethanol industry attractive, there are various risks of acquiring assets or a business in such industry. For a more complete discussion of the risks relating to operations in the ethanol industry and other risks, see the section titled ‘‘Risk Factors’’.

Biodiesel Industry Overview

We believe, and it is confirmed by our chemists and industry reports, that biodiesel is a bio fuel component which can be produced from domestically grown soybean and other oil crops as well as palm oil, jatropha, rape seed oil, waste oil and animal fats. We believe that biodiesel requires no engine modifications or changes in the fuel handling and delivery systems and biodiesel has qualities similar to conventional or mineral diesel, while producing significantly lower emissions of carbon monoxide, black smoke and particulate matter.

According to Goldman, Sachs and other analysts’ reports and U.S. Government information, biodiesel is a cleaner fuel than diesel, it is biodegradable, and its manufacturing and burning do not contribute to the greenhouse effect. According to these same reports, worldwide, biodiesel (B100) production is rising from a small base of 251 million gallons in 2000 to an estimated 790 million gallons in 2005. In the U.S., according to EPA mandates, EPA ultra-low sulfur diesel mandates will reduce sulfur content in petroleum diesel from the current 500 ppm to 15 ppm starting July 2006. Since petroleum diesel loses vital lubricity when sulfur is removed, a blending agent must be added by refineries to meet lubricity standards. We expect this to be a worldwide trend. In the U.S., over 1 billion gallons of biodiesel will be required to reach a 2% federal blending level with petroleum diesel in order to reduce emissions, according to the Brazilian Governmental mandates. We believe that at the beginning of 2006, the U.S. only had about 100 million gallons of capacity for biodiesel. A federal excise tax credit is provided for blending B100 (100% biodiesel) with petroleum diesel. According to the EPA rules, the tax credit is allocated to the company that actually blends the B100 with petroleum diesel.

While, according to the Brazilian Ministry of Energy and Petrobras S.A. (the leading Brazilian petroleum company), Brazil produces the bulk of its own energy domestically as a fact and a policy objective, it cannot produce sufficient diesel from domestic oil production. Accordingly, we believe, and the new Brazilian domestic mandates to use biodiesel are proof, that Brazil will dramatically increase domestic biodiesel production as a way to reduce imported diesel.

In Brazil, there is a similar law to the EPA standards in the U.S. Brazilian law 11.097 of January 13, 2005 required that the biodiesel participation in total diesel sales be at least 2% by January 2008 (250 million gallons, at current consumption levels) and 5% by 2013 (500 million gallons). On March 14, 2008, the CNPE (Conselho Nacional de Política Energética) of Brazil increased the minimum percent participation to 3% effective July 1, 2008. The law calls for a 5% blending requirement by 2013. If overall levels of diesel consumption grow (by growth in number of vehicles or in kilometers traveled per vehicle), the mandated volume of biodiesel will grow concomitantly. There may also be demand distinct from that created by mandated levels, in that fleet operators may choose to fuel their fleets by direct purchase of biodiesel at levels higher than the mandates, a trend that we have observed empirically. In addition, Law 11.116 of 2005 reduces substantially the gross turnover taxes (PIS and COFINS) levied on the sale of biodiesel produced with certain raw materials and under certain conditions. This means that, in certain areas, such as the Brazilian State of Bahia where our acquisition is based, the PIS and COFINS rates are reduced, from a distributor’s viewpoint, and thus biodiesel can be more attractive to the market than regular diesel, and this also may encourage demand. At the same time, according to Revista Biodiesel, as of the beginning of 2006 there were only eight million gallons of installed biodiesel capacity. We expect capacity to grow quickly, nonetheless, as of May 2007, the Brazilian regulator ANP had authorized the operation of approximately 750 million gallons of capacity, of which our Bahia facility represents approximately 3.6%. This is a new market and there are many logistical problems in getting the fuel to purchasers, purchasers picking up fuel and other challenges, so there is a possibility that this market may not fully develop until 2008 or beyond. Although we expect competition in time, in our view, our facility’s being already installed and fully operational in the face of strong potential demand will establish us as a principal biodiesel supplier.

We believe that Brazil will be the world’s low cost producer of biodiesel due to its diversity of different crops and feedstocks that can be used to produce biodiesel, including it large soy bean production (second in the world after the U.S., according to the USDA), castor beans, jatropha, sunflower and palm oil crops. According to the Biodiesel Review, a publication in Brazil, survey as of February, 2006, the largest biodiesel producers in Brazil are Brasil Ecodiesel, Granol, Soy Minas and Agropalma, and the Biodiesel Review indicates that the internal price for biodiesel is about $3.36 per gallon based on a recent auction by organized by the Agencia Nacional de Petroleo (“ANP”) for Petrobras for 70 million liters in 2006.

Market Summary Table

Item	Europe	U.S.	Brazil
Demand in January 2008	700,000,000 gallons	1,000,000,000 gallons	211,000,000 gallons

Demand in 2010	1,800,000,000 gallons	1,100,000,000 gallons	220,000,000 gallons

Primary Demand Driver	2% Fuel blending requirement, increasing to 5.75% in 2010. No taxes for biodiesel in Germany	2% Fuel blending requirement	2% Fuel blending requirement, increasing to 5% in January 2013

Source: FO Licht and JP Morgan

We believe that to obtain a long-term cost advantage in the biofuel business, locating plants in a region with multiple feedstock will be critical to maintaining operating margins, and we also believe that Brazil is one of the few places in the world where a biofuel company can afford to be vertically integrated by contracting farmers to grow specific feedstock for the mill in addition to buying on the spot market. Our opinion is that Brazil has the most productive agricultural land in the world available at relatively low prices when compared to American and European farm land. For biodiesel operations which use agricultural feedstock that can be stored for at least one year and can be transported long distances, we will secure feedstock at competitive prices in order to protect operating margins by buying various vegetable and residual oils in the local market and contract farmers to grow sunflower oil seeds, castor beans and eventually jatropha.

Our Business Approach in Brazil

Our business approach is to acquire and build new facilities over the next five years that accommodates increasing levels of market presence. Initially, our base line plan is to supply the domestic market in Brazil and then the international market to take advantage of opportunities outside of Brazil. We intend to do this by acquiring initial platform ethanol and biodiesel production facilities in Brazil and to install back office systems and controls to create a platform for growth. We then intend to expand ethanol production capacity through the deployment of capital and technology. The criteria for evaluating potential target businesses will include the following: configuration that allows for increases in capacity through low cost additions; cost of land and agricultural yields (quality of land and weather conditions); opportunity for application of best practices to create operating leverage; opportunity for ‘‘add-on’’ acquisitions and “greenfields”. These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular investment or acquisition will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant. Given projections by F.O. Licht, an industry consultant, as to the high organic growth in the domestic Brazilian and international ethanol markets, coupled with a large number of potential acquisition targets, we believe there is an attractive opportunity to create value in the ethanol industry in Brazil.

To manage commodity price risk associated with ethanol and biodiesel production, as well as foreign exchange risk, we may hedge a portion of any future production with an options strategy to enhance the likelihood of recovery of and return on capital, while maintaining the potential for future benefit if prices rise. Through hedging based upon proven and developed producing capabilities, we may also seek to obtain a certain level of downside commodity price protection with the objective of providing greater assurance of recovery of capital deployed.

Our management team has experience in a varied range of industries in the U.S. and Brazil, as well as elsewhere in the world. We believe our management team’s knowledge of the energy industry and related businesses, as well as its experience in acquiring and building businesses, are important assets that will assist us in implementing our business strategy.

Brazilian Ethanol

According to Worldwatch and other industry sources, Brazil is:

•	the grower of 25% of the world’s sugar cane crop;

•	the largest and lowest cost producer of ethanol in the world. In Brazil, ethanol produced from local sugar cane costs approximately 60% of ethanol produced from corn in the U.S.;

•	the second largest market for fuel ethanol in the world, with distribution to virtually every gas station in the country; and

•	the world’s number two per capita producer and consumer of ethanol.

We believe that our market in Brazil is ripe for consolidation. There is only one competitor in Brazil with greater than 5% of the industry’s productive capacity, creating a significant opportunity for growth though acquisitions.

We believe that Brazil has the potential to become the world’s “Saudi Arabia of ethanol production”. Brazil is one of the world’s true agricultural giants, with equatorial sun and over 20% of the world’s rainfall.

According to the Brazilian Ministry of Agriculture, and as also indicated by the USDA, currently, about 15 million acres in Brazil are cultivated for sugar cane. According to Datagro, in 2005, about 50% of sugar cane production was used for sugar and the balance was used to produce ethanol.

According to the Brazilian Ministry of Agriculture, with over 959 million prime acres available or used for agriculture and 250 million unused prime acres of land (outside of Brazil’s rainforest, protected areas, the Amazon and cities), Brazil has plentiful land remaining for new agricultural production. According to our calculations from a Bear, Stearns research report, approximately 33% of this undeveloped agricultural land represents prime sugar cane acreage. If developed and planted as such, this incremental sugar cane resource could more than sextuple Brazil’s sugar cane/ethanol production—and supply 15% of the U.S.’s current demand for fuel, based upon EIA’s estimate of U.S. consumption.

Sugar Cane

According to Worldwatch, sugar cane provides one of nature’s optimal mediums for converting sun and water into energy. Ethanol produced from sugar cane has an energy balance seven times more favorable than ethanol produced from corn. As a result, ethanol produced from sugar cane is more cost efficient and more environmentally friendly than ethanol produced from other feedstocks.

Clean Fuels in Brazil

In our opinion, and as indicated by the consumption figures put out by Datagro, Brazil’s market for producing ethanol and bio-diesel as well as for distributing and using them, is already in place. In 2007, Brazil was not only the world’s second largest producer of ethanol, but also the second largest consumer, responsible for both about 33% of global production and consumption. Unlike in the U.S., the ethanol market in Brazil is not tax driven. According to our analysis and Datagro, in Brazil, the market for ethanol is a competitive market where virtually every gas station in Brazil sells pure ethanol; many cars are “flex-fuel” vehicles, using gas or ethanol or any combination; and the domestic demand for ethanol is expanding rapidly. Within the domestic Brazilian market the buyers of ethanol and biodiesel are the same, essentially the fuel wholesalers. Moreover the practice in Brazil is to transport ethanol and diesel in the same trucks (using ethanol to clean out the diesel residue).

Ethanol production was about 22 billion liters in Brazil in 2007, supplying nearly 45% of Brazil’s light vehicle fuel needs, according to F.O. Licht and Datagro. According to Bear, Stearns, in order for the U.S. to reach a 10% blend of ethanol by 2015, the U.S. would become a net corn importer by 2014, implying a dramatic increase in feedstock cost for U.S. ethanol producers.

Ethanol is Cleaner than Gasoline. Approximately two thirds of all ethanol consumed globally is used as fuel.  Ethanol is a cleaner fuel than gasoline according to the EPA. It is also biodegradable; the manufacture and combustion of ethanol are not believed to be processes that increase the greenhouse effect, according to the Renewable Fuels Association. Ethanol's high oxygen content reduces carbon monoxide emission levels by 25% to 30% as compared to the carbon monoxide levels emitted from the combustion of gasoline, according to the EPA. Blends of ethanol and gasoline also reduce emissions of hydrocarbons, a major contributor to the depletion of the ozone layer. As an octane enhancer, according to the Renewable Fuels Association, ethanol can also cut emissions of cancer-causing benzene and butadiene by more than 50%.

Growth in Flex-Fuel Cars in Brazil. The introduction of flex-fuel vehicles in Brazil in March 2003 jump-started a significant demand for ethanol. According to the Associação Nacional dos Fabricantes de Veículos Automotores (“Anfavea”), flex-fuel cars are designed to operate on gasoline, ethanol, or a mixture of these two fuels. According to Anfavea statistics, in 2003, approximately 48,000 flex-fuel cars were sold in Brazil. During 2006, more than 1,430,000 flex-fuel cars were sold, increasing the number of Flex-Fuel or Alcohol capable cars and light trucks in Brazil to 18% of the fleet in 2006 according to Datagro. Flex-fuel cars represent 80% of total new car sales in Brazil today, according to the same source. By definition then, approximately 82% of the current Brazilian automotive fleet consists of vehicles that were produced prior to the introduction of flex-fuel technology. We believe that the increase in production of flex-fuel cars is expected to increase the demand for hydrous ethanol in Brazil. Most owners of flex-fuel cars are currently opting to use ethanol given that the price of this fuel is currently thirty percent less than the price of gasoline, even though ethanol is approximately 25% less efficient than gasoline.

Unlike the American Ethanol Market, The Brazilian Market Is Competitive and Not Regulated. Over the past four years the demand for ethanol in Brazil has risen rapidly with 86% of all cars sold today now offering “flex-fuel”, the ability to use gas, ethanol or any combination. In 2 years, we estimate that virtually all cars that are manufactured and sold in Brazil will be flex-fuel. According to Anfavea this number is growing fast—in the five months ended May 31, 2008 as compared to the five months ended May 31, 2007, domestic automobile demand in Brazil increased nearly 30% by unit sales. Anfavea expects domestic demand to increase by 24% during the year 2008 versus the previous year.

The Ethanol Industry in Brazil Is Fragmented, and Focused on Sugar. According to industry reports and Cosan, our industry in Brazil is fragmented, with over 300 sugar/ethanol mills in operation owned by over 100 firms. According to the Brazilian Instituto Desenvolvimento Agroindustrial (“Idea”), 224 mills are located in the Central-South region of Brazil; 136 plants are located in the state of São Paulo. We believe that most companies in the industry are relatively small and family owned—most of these organizations also view themselves as sugar companies, rather than ethanol companies. The largest producer of ethanol in Brazil is Cosan, S.A., according to their own reports, one of the largest sugar companies in the world. Its share of the market is about 5%, with production of 209 million gallons. The next two largest companies are half that size, with the fourth largest about 50% the size of the second.

Brazil is the low cost producer of ethanol in the world. According to Czarnikow Sugar Futures Limited and Cosan, ethanol cost of production is the lowest in the world in Brazil produced from sugarcane. In fact, according to our own costs of production, versus, for example U.S. costs of production with corn prices currently upwards of US$7.00 per bushel according to data from Bank of America Securities and our own calculations, we believe that our cost of production today is less than half of U.S. ethanol production costs.

Brazil can be the Low Cost Biodiesel Producer in the World. We believe that Brazilian farmers are growing soy beans, cotton and some sunflower oil seeds with yields equal to or only slightly less than the U.S. yields. These are highly mechanized crops. At the same time, the cost of Brazilian farmland in the immense Cerrado is only 20% of the cost of land in, for example, Iowa, labor rates are lower, and there is a more predictable rain pattern, so that in our opinion, the Cerrado has potentially one of the most abundant and high yield bio-crop potentials in the world. By developing additional crops for bio-fuels, such as castor beans, sunflower seeds, and jatropha, and double cropping some crops such as sunflower seeds during the 6-month rainy season, we believe that Brazil can potentially double the yield per acre of biodiesel over similar operations in other countries.

Diversity of Feedstock.  We will have access to a wide range of feedstocks, and the ability to consume both vegetable oils usable as food as well as non-food oils such as those derived from palm and jatropha, animal fat waste and even municipal waste. We believe that this flexibility will allow us to manage the weighted average cost of our feedstock for biofuels, as well as reduce the risks from sudden short-term price fluctuations of a single commodity, allowing full play against petroleum prices.

Clean Fuels in the Rest of the World

The clean fuels industry has strong growth prospects, often underpinned by specific regulatory targets. Demand for oxygenated gasoline and cleaner diesel fuel has resulted in dramatic growth in the ethanol and biodiesel industries. Analyst research reports indicate that biodiesel may experience double digit growth in the U.S. (40 million to 500 million gallons in five years) and in Europe (500 million gallons to over 1.8 billion gallons in five years) in response to stricter air quality standards and other government incentives.

According to Worldwatch, ten years ago, there were only a handful of countries producing ethanol, with Brazil the largest, and none producing biodiesel. The U.S. produces ethanol mostly from corn alcohol and in France, sugar beets are being used, according to the same data. In some African countries, sugar cane is processed into fuel alcohol.  In 2003, there were some 13 countries on five continents which actually used ethyl alcohol as a fuel component. Looking into the future, we believe that the Americas are likely to be almost completely covered by fuel ethanol and biodiesel programs, and green fuels will be firmly established in the European Union, India, Thailand, China, Australia and Japan.

Ethanol has been promoted because it has a positive net energy balance, according to Worldwatch, depending on the feedstock. The energy contained in a ton of ethanol is greater than the energy required to produce it, according to this analysis. Moreover, as indicated above, ethanol has been demonstrated to have a less severe impact on the environment than conventional gasoline or other petroleum derived additives. From a macro-economic point of view, we believe it is good for the development of disadvantaged rural areas by promoting industry which creates jobs. Furthermore, it can help to reduce the dependence on oil imports and, finally, it may be regarded as a means to promote advances in biotechnology.

In our opinion, investment in the ethanol sector anywhere in the world, except Brazil, is fundamentally a play on high oil prices, government regulation and clean fuel mandates. For example, a key driver is the greenhouse gas (“GHG”) emission targets, initially set down by the United Nations and then implemented by the European Union. These targets are addressing the causes of climate change. A second non-oil-price driver is the balance of payments, that is, the reliance on imports. Third are the issues concerning what is known as “security of supply”. Security of supply has two important aspects to it: first is the issue of the provenance of the fuel supplies and whether there is any threat to those supplies in the future (geo-political issues); and second, the sustainability issues concerning the longevity of certain fossil fuels, such as oil and gas (peak oil scenarios), and the cost of those supplies in terms of social issues and human rights. In addition, there are issues concerning public health and particulates in emissions from fossil-fuelled engines. Finally, there are other drivers for change emanating from agricultural reform and the need to diversify land-use.

By comparison, we believe that, in Brazil, the economics of ethanol are relatively more sustainable as a competitor to gasoline at the pump. In the Brazilian internal market, prices for ethanol and biodiesel are determined by the direct inter-fuel competition with gasoline or diesel prices at the pump, which in turn are affected by world oil prices, costs of refining and distribution, and taxes on fuel. Tax on oil-based fuels in Brazil, like in most countries around the world, are high, with rates approximately 50% of the end pump value, far greater than in the U.S. for example. Like in most countries, ethanol and biodiesel are largely exempt from these taxes. Because of the relatively higher tax burden on oil-based fuels in Brazil than in the U.S., the world price of oil has a less significant effect on pricing at the pump in Brazil than in the U.S., according to information supplied by Petrobras and the DOE. Moreover, biofuels prices are relatively stable, because gasoline and diesel prices in Brazil, while very closely correlated to oil prices with a few month lag, are historically less volatile than the U.S. Petrobras increases prices to reflect rising oil costs only gradually, for political reasons, and decreases prices to reflect dropping oil costs also slowly, for commercial reasons, in our opinion and the opinion of many market analysts.

The world market for ethanol, outside of Brazil, is a mandate driven market, according to Jeffries & Co. As soon as supplies reach the mandate, the mandate is raised—as happened recently in the U.S., in our opinion. As mandates grow, the pressure on pricing to obtain supply continues. Brazil is the only country able to dramatically increase the low cost production of ethanol in the world, according to our estimate of alternative production costs around the world and the USDA.

According to Goldman, Sachs and other analysts reports and U.S. Government information, biodiesel is a cleaner fuel than diesel, it is biodegradable, and its manufacturing and burning do not contribute to the greenhouse effect. According to these same reports, worldwide, biodiesel (B100) production is rising from a small base of 251 million gallons in 2000 to an estimated 790 million gallons in 2005. In the U.S., according to EPA mandates, EPA ultra-low sulfur diesel mandates will reduce sulfur content in petroleum diesel from the current 500 ppm to 15 ppm starting July 2006. Since petroleum diesel loses vital lubricity when sulfur is removed, a blending agent must be added by refineries to meet lubricity standards.

OUR BUSINESS

During 2007 we acquired the Canitar sugar cane processing mill in Brazil. This mill is located in Ourinhos, Brazil, the heart of the São Paulo sugar cane industry. Certain of our managers, who have operated this unit for six years, and have owned and managed a fuel distribution business, have become Shareholders and have joined our team with their general management and operational capabilities. We also acquired agricultural land and equipment from nearby farmers to complement our Ourinhos business. With land that we acquired or leased from local farmers, we will supply about 33% of our sugar cane needs in 2008, expanding to more than 70% by 2010 to achieve vertical integration. We are planning to expand Canitar to 2.2 million tons of capacity in two tranches, increasing the productive capacity of this mill to about 200 million liters of ethanol per year.

We also acquired the Santa Anita sugar cane processing unit, a 550,000 ton per year mill in São Paulo and the Bahia biodiesel processing plant in Salvador state, a biodiesel refinery with 100 million liters per year of current refining capacity after our expansions. We plan to expand the size of Santa Anita to approximately 1.4 million tons of sugar cane processing per year. We intend to control about 70% of our own productive sugar cane feedstock for our refineries.

The capital plan for these plants has been established using conventional technology to more than triple the output of the mills during the 200 days per calendar year that the sugar cane is available. Our engineers have analyzed in detail the equipment required and its costs to expand production according to the business plan. Each initial mill provides us with onsite storage for about five million gallons, which we intend to expand. We are planning a large greenfield site, also in Brazil.

As a dedicated clean fuel producer, our business plan is to continue to acquire, expand, develop and operate industrial and agricultural clean fuel production capacity. We intend to produce only fuels, not sugar or any other agricultural commodity. In the long term, we aspire to be financially equivalent to a mid-cap oil company, but with a better, renewable business model. Our model calls for us to:

first, acquire mid-sized production facilities in privileged agricultural settings which are vertically integrated into their feedstocks;

without delay, expand the industrial plants and agricultural areas of these facilities to their optimum size, while at the same time, install enterprise information systems and financial and accounting systems; and

then, grow further by making additional similar acquisitions or developing greenfield projects.

The facilities that we have acquired essentially consist of a certain level of production capacity and owned, dedicated leased or purchased agricultural feedstock sufficient to produce our estimated 2007 revenues. We expect that the anticipated expansions of these projects, and further acquisitions and greenfield projects, will increase profitability and reduce our average production capacity cost.

At this time, the producers of ethanol in Brazil are fragmented, with the largest producing 5% of Brazilian volume and 360 others of various sizes producing the balance, and internationally, a similar situation exists. Thus, we believe that our position as a medium size player will not hinder our opportunity. At the same time, we are convinced that the installation of internal controls is indispensable for efficient and rapid growth. In our view, only three ethanol producers have sufficient internal controls today to grow reliably by making acquisitions or building additional capacity. We believe that our starting out as a mid-size producer will make it possible for us to readily put internal controls, technology and growth strategies in place today, so that we can grow efficiently and quickly in 2008 and beyond.

Our current customers are fuel distributors and trading companies, but we intend to expand this group to include international relationships.

Market Opportunity

Take Advantage of the Worldwide Growth in the Use of Biofuels.  We intend to take advantage of the growing use of ethanol as an alternative, renewable and clean fuel type and as a fuel additive and biodiesel as a cleaner fuel than diesel. All of our fuels are biodegradable and their manufacturing and burning do not contribute to the greenhouse effect.

Cost Opportunity

Strategically Located Manufacturing and Transportation Facilities. The locations of the facilities, allow us, in our opinion, to benefit from optimal production practices and close proximity to customers, suppliers and port terminal and warehouses. The ethanol mills’ relation to each other enables us to improve delivery times, increase operating efficiencies, facilitate response to shifts in demand, and fulfill orders and reduce costs. All of our acquisitions of ethanol mills and our corporate headquarters benefit from their location in the State of São Paulo, a key state in the Brazilian economy that accounts for approximately 20% of the country's population and approximately 35% of its gross domestic product, according to Brazilian Government statistics. Our biodiesel strategy is located in an area with excellent logistics and a broader variety of feedstocks than found elsewhere in the world to balance out production costs.

Production Costs. It is our belief that our average total production costs, divided among our facilities, will be slightly lower than the industry average in Brazil after completion of our construction, particularly if we add an additional corn-based feedstock, providing us with a competitive cost position in the Brazilian and international ethanol markets. Additionally, we are reviewing options for our own terminal facilities at ports to further reduce our export costs, lower our loading expenses and maximizing efficient turn-around time.

Strong Acquisition Plan to Anchor the Cost per Gallon of Capacity at a Low Figure. Our acquisition of Canitar is an example of our ability to acquire and expand production at reasonable prices. Our acquisition was made at a total price per ton of capacity that is far less than the going prices in the market. Our ability to quickly rebuild the Canitar mill and dramatically increase its output, again at far less than the comparable price of a new mill, puts Comanche in a very strong competitive position.

4.C. Organizational Structure

The Company is not part of a group.

Our operating companies in Brazil are formed as Brazilian limitadas, with all of the quotas held by Comanche Brasil Participações Ltda., our holding vehicle in Brazil, except for a nominal share that is owned by Alicia Noyola, a director and Vice Chairman of the Company, as required for the proper organization of a Brazilian limitada. In the aggregate all such equity interests held by such Brazilian officers or employees in the Brazilian subsidiaries do not exceed 1% of any Subsidiary’s outstanding equity. Comanche Brasil Participações is owned 100% (except only for a nominal share that is owned by Alicia Noyola as required for the proper organization of a Brazilian Limitada ) by Comanche Clean Energy LLC, organized in the U.S. for the sole purpose of becoming an intermediate holding company for Comanche Brasil Participações Ltda., in order to minimize Brazilian taxes on the operations of the Company’s Brazilian subsidiaries. Comanche Clean Energy LLC is held in turn 100% by Comanche Corporation, a Cayman Islands company, which is in turn owned 100% by us.

On October 15, 2007, Comanche Brasil Participações Ltda. formed a further subsidiary, Comanche Bioenergia do Maranhão Ltda., in order to carry out the development of its greenfield project in the state of Maranhão. That company is not yet in operation. Our structure was further reorganized in June 2008 with the formation of Comanche Operações e Participações Societárias Ltda., a company directly owned by Comanche Clean Energy LLC. Comanche Operações e Participações Societárias Ltda. owns the 9,999 quotas of Comanche Bioenergia de Maranhão Ltda., a Brazilian limited liability company qualified to do business in Brazil. Only one other quota is issued and outstanding, which is held by Comanche Biocombustiveís de Bahia Ltda.

The following table shows the ownership by certain of our affiliates who are directors and/or officers of the Company of certain companies which have engaged in transactions with the Company or predecessors of the Company which are described in this Annual report. Such persons may also control other entities which have not engaged in any transactions with the Company or its predecessors and which are not set forth in the chart. Certain other persons beneficially own 5% or more of our ordinary shares, but are not directors or officers of the Company and we do not consider them to be affiliates of the Company.

4.D. Property, Plants and Equipment

Santa Anita Ethanol Facility: Santa Anita is a 600,000 ton cane processing facility with the capability of producing 48 million gallons of ethanol per year located about 125 kilometers from the city of São Paulo. During 2007, Santa Anita produced about 37 million liters of ethanol. During the interseason period, we expanded Santa Anita to 600,000 tons of crushing capacity and expect to produce 50 million liters of ethanol in 2008. Santa Anita will process 300,000 tons of proprietary cane for the 2008 harvest and will purchase an additional 300,000 tons of cane in 2008. The price for this mill includes cash paid, liabilities assumed and Ordinary Shares issued to two consultants who later become members of our management, for assistance in negotiating and closing the transaction. During our early 2008 expansion of Santa Anita, we utilized certain of the equipment in the existing Canitar facility described below as well as new equipment, and made further cane plantings, for an additional incremental capital expenditure of US$14.1 million, including agriculture and industry from the point of acquisition through May 2008. After the 2008 season ends, we will further expand Santa Anita to its optimum capacity of approximately 1.2 million tons of crush, subject to capital availability, or 100 million liters of production, beginning in the 2009 harvest, for a further estimated incremental capital expenditure of approximately US$19.5 million.

Canitar Ethanol Facility: Our Canitar assets include buildings, land, environmental licenses and some used cane processing equipment, located near the city of Ourinhos in the State of São Paulo. Ourinhos is about 350 kilometers from the city of São Paulo, but is connected to the City of São Paulo by modern expressways and to the ports of Santos and Paranagua by railroads and highways.

During 2007, we did not operate Canitar, choosing instead to begin a process of reconstruction in two stages, utilizing the existing site, license and a limited portion of its existing equipment and installations. We have contracted to acquire approximately $54 million in new state-of-the-art equipment to reconstruct the mill and will invest further in additional agricultural resources. The first phase is expected to be completed in approximately August or September 2008, and will expand the unit to approximately 1.2 million tons of processing capacity per year, or 100 million liters of production on an annualized basis, although, we will only have less than half a season of use in 2008, so we expect production to be limited to 50 million liters. The second phase is expected to be completed between harvesting seasons in later 2009 and will increase processing capacity to 2 million tons, or approximately 200 million liters of production. We have made application to amend our existing licenses to accommodate the first phase of expansion. From the point of acquisition through May 2008, we have invested approximately $30.1 million in additional industrial and agricultural capital expenditures at Canitar.

During 2008, we will not operate Canitar. Rather we expect to reconstruct it in two stages, utilizing the existing site, license and a limited portion of its existing equipment and installations. We will acquire new equipment and additional agricultural resources, and build new civil works. The first phase is expected to be completed in mid-season 2008, and will expand the unit to approximately 1.2 million tons of processing capacity, or 100 million liters of production. The second phase is expected to be completed between harvesting seasons in 2009 and will increase processing capacity to 2 million tons, or 175 million liters of production. We have made application to amend our existing licenses to accommodate the first phase of expansion.

On September 28, 2007, lightning struck storage tanks at the Canitar facility that were being used to store ethanol produced at our Santa Anita facility. Although the storage installations were protected by lightning rods and other devices recommended by third party experts and approved by municipal authorities, the strike, which was massive and direct, caused an explosion and fire that destroyed the three tanks and 9 million liters of ethanol. As the reconstruction plans for Canitar anticipated building new storage facilities and retiring these facilities, the incident is not expected to delay the reconstruction or result in increased cost. We recognized a loss of $3.1 million for the period related to an explosion at our Canitar facility on September 28, 2007. We believe that our insurance policies cover most of the loss and the insurance company has offered to settle for approximately $2.1 million (including a portion already paid). However we expect that we may need to litigate with the insurance company for the balance. Any insurance reimbursements will be recognized in future periods as payment is received. We are not currently aware of any actual or threatened litigation with respect to this incident.

In order to advance our expansion of Canitar, we purchased from other parties 605 hectares of land near the plant and certain agricultural equipment and tank trucks. This will solidify our supply of cane for Canitar and provide us with land for planting more productive cane for the area.

Bahia Biodiesel Facility: Bahia was acquired as a 25 million liter trans-estherization facility located in the State of Bahia, close to the principal industrial port of the City of Salvador and within 6 km of the third largest refinery in Brazil. Bahia is a water based batch biodiesel processing facility. It is one of 46 producers that are currently licensed in Brazil today by the ANP. Bahia can batch process a variety of feedstocks into biodiesel, and commenced commercial production in late September 2007, producing biodiesel from cotton seed, animal fats and soy oil. We purchased the shares of Bahia for approximately $12.2 million, inclusive of closing costs and purchase price adjustments. This includes cash paid, liabilities assumed and the pro rata share of our Ordinary Shares issued to two consultants who later become members of our management, for assistance in negotiating and closing the transaction. The seller agreed to use approximately $2.5 million of the proceeds to develop an agricultural plantation to initially supply 10% of our feedstock needs on a long-term basis; we expect this arrangement to commence in 2008 or later, depending on feedstocks planted. We have contracted to sell approximately 9 million liters to an affiliate of Petrobras, and have initiated deliveries under that contract. Commercial production began on September 22, 2007, and through December 31, 2007, we had produced 4.5 million liters; production rates are increasing, and Bahia expects to satisfy its contract with Petrobras by year end. We acquired the feedstock for that production by purchasing vegetable and animal oils. Today, our ANP and environmental licenses authorize a capacity of 100 million liters. We expanded the facility since purchase during 2007 to a capacity of 40 million liters, and subsequently further expanded the facility to the full authorized industrial capacity of 100 million liters per year. From the point of acquisition through May 2008, we have invested approximately $5.1 million in additional industrial and agricultural capital expenditures at Bahia.

Administrative Offices . The Company has leased approximately 2,500 square feet of office space in the Vila Olimpia area of the city of Sao Paulo for its principal offices in Brazil.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Comanche Clean Energy Corporation

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and the related notes and other information included elsewhere in this registration statement. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements and as a result of the factors we describe under “Risk Factors” and elsewhere in this filing. See “Special Note Regarding Forward-looking Statements” and “Risk Factors.” We undertake no obligation to update publicly any forward looking statements for any reason, even if new information becomes available or other events occur in the future.

Company Overview

Comanche Clean Energy Corporation, through its subsidiaries, produces clean fuels in Brazil. Our clean fuels production is currently primarily destined for Brazilian domestic consumption, although we are pursuing opportunities for exports to other countries. We have acquired one ethanol plant, Santa Anita, located in Tatuí, São Paulo State, Brazil, one new biodiesel plant, Bahia, located in Simões Filho, Bahia State, Brazil and certain farmland in Ourinhos, São Paulo State, Brazil. We have also acquired environmental licenses and some cane processing equipment, which we are using to construct a new ethanol plant, Canitar, located in Ourinhos, São Paulo State, Brazil. In addition, we are leasing substantial hectarage in São Paulo state where we are growing cane feedstock for our ethanol mills. One of our ethanol plants, Canitar, did not operate during 2007 as we were in the process of reconstructing and expanding the plant in two phases utilizing the existing site and license, and a limited portion of existing equipment and installations. We expect this plant to go back into operation during the third quarter of 2008. Our biodiesel plant was expanded during 2007 while waiting for approval to produce from our one customer, Petróleo Brasileiro S.A. (“Petrobras”), which we received in September 2007. Our biodiesel production began in October 2007, thus limiting the volumes produced during the year.

We produce ethanol from sugar cane, which we believe to be the most energy and cost efficient feedstock for the production of ethanol in the world. We produce biodiesel from a variety of feedstocks, optimizing feedstock acquisitions near-term to minimize cost and longer term to plant our own feedstock. Our business plan is to be vertically integrated into the majority of our feedstocks.

Results of Operations

The following discussion summarizes the significant factors affecting the consolidated operating results of the Company for the period from January 1, 2007 through December 31, 2007.  This discussion should be read in conjunction with the unaudited consolidated financial statements and notes to the unaudited consolidated financial statements contained elsewhere in this report.

During 2007, our revenues were derived from the sale of ethanol produced in the Santa Anita plant and biodiesel produced in the Bahia plant. However, we also carried the bulk of our ethanol production and some of our biodiesel feedstock into the year 2008, as a form of inventory management to secure better prices during the inter-harvest period, in the case of ethanol, and to have feedstock for initial production for Petrobras in early 2008.

We sell ethanol to many different customers at market prices. Due to low ethanol prices, we stockpiled most of our production for sale after the harvest season, when ethanol prices typically peak. We signed an agreement during 2007 with Petrobras to sell biodiesel at a fixed price of R$1.885/liter through year-end. Subsequent to year-end, we entered into contracts to sell up to 32 million liters of biodiesel in the first 9 months of 2008 to Petrobrás S.A. providing for an aggregate sales price of R$69.86 million. In the near-term, we expect that virtually all of the biodiesel production from our Bahia facility will be sold to Petrobras under this or similar arrangements.

Executive Summary

In 2007 we closed two private placements in which we received gross proceeds totaling $82.1 million in the second quarter and in the second quarter also completed the Canitar, Santa Anita and Bahia acquisitions for a total purchase price paid by us of $63.6 million in cash, stock and notes payable.

On December 20, 2007 we closed an additional private placement in which we issued 1,708,333 Ordinary Shares, secured notes in the aggregate principal amount of $25,000,000 (the “Cash Bridge Notes”) Due December 20, 2008 or earlier in certain circumstances, and unsecured notes in the aggregate principal amount of $10,250,000 (the “Equity Bridge Notes”). In addition, we issued an aggregate of 104,167 Ordinary Shares in payment of a portion of commitment fees payable by us in respect of the Cash Bridge Notes.  The aggregate purchase price we received for the sale of such securities was $45,250,000.

During 2007 we processed or tolled through 487,612 tons of sugar cane, of which 19% was from our own fields and 81% was from third party suppliers. This produced 20.7 million liters of hydrous ethanol and 16.4 million liters of anhydrous ethanol at our Santa Anita plant for sale or inventory. During the fourth quarter, after the commencement of operations, we processed 4.6 million liters of vegetable oil at our Bahia plant to produce 4.5 million liters of biodiesel. During the year, we sold 5.6 million liters of hydrous ethanol, 3.9 million liters of anhydrous ethanol to various customers and 3.3 million liters of biodiesel at our Bahia plant to Petrobras. We lost 8.9 million liters of hydrous ethanol in an explosion at our Canitar plant on September 28, 2007. The plant was out of operation in reconstruction at the time, but we had been storing ethanol produced at Santa Anita there for sale after the harvest season ended. As of December 31, 2007, we had 7.8 million liters of hydrous ethanol, 11.0 million liters of anhydrous ethanol and 1.2 million liters of biodiesel in inventory and available for sale during 2008.

As we stockpiled the bulk of our ethanol production in anticipation of higher market prices once the ethanol production season ended and two of our production units were not in full operation during 2007, we incurred operating losses of $7.5 million for the 12 month period ending December 31, 2007. This figure includes the cost of manpower associated with one production facility not yet in service and another in service for a fraction of the year. Other Expense of $11.5 million for the year included $6.9 million in interest expense, a $3.1 million non-operating loss in connection with the explosion at our Canitar facility which we believe will mostly be covered by insurance, and a $1.9 million provision for prior tax liabilities at a predecessor company for which we believe we are indemnified, partially offset by $0.5 million of interest income. Our Net Loss for the year was $19.0 million. Overall, our 2007 results were adversely affected by the factors discussed as well as by the incurrence of substantial pre-operational and ramp-up expenses associated with the scaling-up of our business, and other indirect costs related to our producing ethanol and biodiesel but carrying it inventory through the year-end.

Ethanol

Our ethanol operations are affected by domestic Brazilian and international prices of ethanol, competition, governmental policies and regulations and market demand for ethanol as an alternative or additive to gasoline. The price for ethanol we sell in Brazil is set in accordance with market prices, using indices published by the Agriculture School of the University of São Paulo (Escola Superior de Agricultura Luiz de Queiroz—ESALQ ) and the São Paulo Futures and Commodities Exchange ( Bolsa de Mercadorias e Futuros—BMF ) as a reference.

The table below sets forth the prices for anhydrous and hydrous ethanol in the Brazilian market for the periods indicated:

	Year Ended December 31,
	Anhydrous Ethanol Esalq (US$/liter)		Hydrous Ethanol Esalq (US$/liter)
	2007	2006	2007	2006
Monthly average quote (based upon weekly prices)	$.41	$.46	$.37	$.42
Initial quote	$.41	$.47	$.41	$.45
Closing quote	$.47	$.40	$.42	$.39
High quote	$.54	$.57	$.47	$.58
Low quote	$.33	$.39	$.29	$.42
Source: ESALQ.

Despite the increased supply of ethanol at the beginning of the 2007/2008 harvest, Brazilian demand for ethanol remained at historically high levels due primarily to the growing demand for flex fuel cars and high oil prices. However, due to low sugar prices (an alternative product for some companies in this sector) and the consequent switching of production to ethanol, the Brazilian market price of hydrous and anhydrous ethanol averaged US$.37 per liter and US$.41 per liter in 2007 versus $.42 per liter for hydrous and $.46 per liter for anhydrous in 2006.

Biodiesel

This industry is brand new in Brazil and the world, so it does not have the same depth of experience as the ethanol industry. Furthermore, the industry is dependent on mandates to mix biodiesel into regular diesel both in Brazil and worldwide. To the extent such mandates are eliminated or reduced, our profitability could be diminished. The initial mandate for Brazil took effect at a 2% level in January 2008 and was changed to a 3% mandate effective July 2008, but this is a new market and there are many logistical problems in getting the fuel to purchasers, purchasers picking up fuel and other challenges, so there is a possibility that this market may not fully develop until 2008 or beyond. Currently, all of our sales in this sector are by contract with Petrobras. We signed an agreement during 2007 with Petrobras to sell biodiesel at a fixed price of R$1.885/liter through year-end. Subsequently we entered into additional contracts to sell up to 32 million liters of biodiesel in the first 9 months of 2008 to Petrobrás providing for an aggregate sales price of R$69.86 million. In the near-term, we expect that virtually all of the biodiesel production from our Bahia facility will be sold to Petrobras under this or similar arrangements.

Currency Fluctuations

During 2007, 100% of our net sales were invoiced in Reais. During the year, the real exchange rate went from 2.1385 Reais to the US dollar on January 1 to 1.77410 to the US dollar on December 31. A revaluation of the Real affects our consolidated financial statements by: increasing our real -denominated net sales as a result of the translation of those results into U.S. dollars for consolidation purposes; increasing our real -denominated costs of goods sold, selling, general and administrative expenses, as well as other real -denominated operating costs as a result of the translation of those amounts for consolidation purposes into U.S. dollars; and generating foreign exchange transaction losses on U.S. dollar-denominated monetary assets and foreign exchange liabilities on U.S. dollar-denominated liabilities of our Brazilian subsidiaries, which are reflected in our consolidated statement of operations. Similarly, a devaluation of the real in relation to the U.S. dollar would have opposite effects.

Seasonality

Our ethanol business is subject to seasonal trends based on the sugar cane growing cycle in the Center-South region of Brazil. The annual sugar cane harvesting period in the Center-South region of Brazil begins in May and ends in November. This creates fluctuations in our inventory, usually peaking in December to cover sales between crop harvest (i.e., January through April), and a degree of seasonality in our gross profit. The biodiesel business also has a cycle of oil feedstock harvesting which can put upward pressure on feedstock prices out of season. Our overall feedstock supply can be impacted by adverse weather conditions such as flood or drought.

Cost Structure

The bulk of our costs is represented by agricultural and industrial costs, some of which are subject to price fluctuations primarily as a result of third party sugar cane or third party biodiesel feedstock purchases. Approximately 50% of our costs in 2007 were from such third party purchases. The balance of the costs were generated from our own agricultural and industrial operations or from our general and administrative areas, and other indirect costs related to our producing ethanol and biodiesel but carrying it inventory through the year-end. For example, even though the Canitar plant was not producing in 2007, we had an extensive agricultural operation planting cane for the plant to mill later in 2008 when it becomes operational again.

Other Factors

Other factors that will impact the results of our ethanol and biodiesel operations include the evolving use of ethanol as an alternative to oil derivatives and as a cleaner-burning fuel, derived from renewable sources; movements in oil price levels; the price of sugar as it influences the behavior of other producers; the growth rate of Brazil’s gross domestic product, which impacts the demand for our products and, consequently, our sales volume in Brazil; and the tax policies adopted by the Brazilian federal government and the governments of the Brazilian states in which we operate, and our resulting tax obligations.

For the Period from January 1, 2007 to December 31, 2007 as Compared to the Period from June 8, 2006 (Date of Inception) to December 31, 2006

The following discussion summarizes the significant factors affecting our consolidated operating results for the twelve month period ended December 31, 2007 and the period from June 8, 2006 (date of inception) to December 31, 2006.  This discussion should be read in conjunction with the unaudited consolidated financial statements and notes to the unaudited consolidated financial statements contained elsewhere in this report.

Revenues of $7.5 million were derived from the sale of ethanol produced in our Santa Anita plant and biodiesel produced in our Bahia plant. However such revenues are not reflective of the aggregate of our ethanol business, as we had (prior to the Canitar explosion) stockpiled 22 million liters of ethanol with a cost basis of $7.3 million and a year-end market value of $9.9 million. The Canitar explosion reduced those numbers to 13.1 million liters as of September 30, 2007 with a cost basis of $4.2 million and a year-end market value of $5.8 million. In addition, we continued to stockpile our ethanol production during 2007 in order to take advantage of post-season pricing. Accordingly, we ended the year with an ethanol inventory (hydrous and anhydrous) of 18.8 million liters of ethanol with a cost basis of $6.6 million and a year-end market value of $8.3 million

We generated a net loss of $19.0 million, or $3.39 per basic and diluted share, in 2007.  We commenced operations on June 8, 2006 and incurred start-up expenses of $1.2 million for the 192 day period ended December 31, 2006. Therefore, comparisons between 2007 and 2006 are not meaningful.

Net revenue for 2007 was $7.5 million. $3.6 million of this amount corresponds to the sale of 9.5 million liters of ethanol at an average price of $0.38 per liter. Biodiesel revenues of $2.9 million in the fourth quarter of 2007, represented the sale of 3.3 million liters of ethanol at an average price of $0.89/liter. Since ethanol prices were low during the period, we decided to stockpile the bulk of our ethanol production in anticipation of higher prices after the end of the sugar cane harvest. In total, we produced 37.1 million liters of ethanol during the period of which 6.0 million liters were produced pursuant to various tolling arrangements with local cane growers. We also generated $0.2 million of revenue from the sale of 20 thousand tons of sugar cane from the farmland near our Canitar facility and $0.6 million from the resale of vegetal oils from our Bahia facility. Once the Canitar facility becomes operational in 2008, we intend to use cane grown on this land as feedstock for ethanol production

Cost of sales totaled $6.9 million, or 92% of sales, resulting in a gross margin of 8%.

Selling, general and administrative expenses (“SG&A”) were $8.1 million for the period. These amounts consisted primarily of professional fees ($1.4 million), payroll ($3.4 million), travel ($0.6 million), taxes ($0.5 million), office expenses ($0.6 million), and depreciation and amortization ($0.4 million).

Interest expense for the period was $7.0 million. The bulk of this amount relates to interest accrued on convertible debt issued in our April and June private placements. Interest income was $0.5 million for the period. Other expense of $5.0 million relates primarily to a $3.1 million loss on the Canitar explosion and a $1.9 million accrual for potential pre-acquisition tax liabilities at a predecessor company, partially offset by $0.1 million of exchange rate gains on Brazilian debt denominated in other currencies.

Other Expense: As stated above, we recognized a loss of $3.1 million for the period related to an explosion at our Canitar facility on September 28, 2007. We believe that our insurance policies should cover the bulk of the loss and the insurance company has offered to settle for approximately $2.1 million (including advances already made). However we expect that we may need to litigate with the insurance company for the balance. Any insurance reimbursements will be recognized in future periods as payment is received. We are not currently aware of any actual or threatened litigation with respect to this incident. Also as stated above, we accrued an expense of $1.9 million for potential pre-acquisition tax liabilities at a predecessor company. We have been indemnified by the prior owners against such liabilities and have been granted a security interest in an asset of the prior owners as collateral for this indemnity, but we must first follow certain administrative and judicial appeal processes before making a claim against the collateral. Accordingly, we recognized an expense for the full amount of the claim and any reimbursements received under the indemnity will be recognized as payment is received.

We have not yet generated any profits and, accordingly, no income tax expense was recognized for the period. Income taxes in Brazil comprise Federal income tax and social contributions. There are no state or local income taxes in Brazil. Brazilian statutory income tax rates are 25.0% for Federal income taxes and 9.0% for Social contributions. As of December 31, 2007, Comanche Participações, our Brazilian subsidiary, and its subsidiaries had tax loss carryforwards of approximately $17.8 million. These amounts can be used to offset future taxable income and have no expiration date, but can only be offset against 30% of pre-tax income in any given year. We are not subject to income taxes in the Cayman Islands, our jurisdiction of incorporation, although some of our subsidiaries may be subject to income taxes in their respective jurisdictions.

General

The following general factors should be considered in analyzing our results of operations:

Variability of Gross Profit

Gross profit from ethanol sales is mainly affected by changes in selling prices for ethanol, the cost to us of growing sugar cane on leased land, and the cost of purchased sugar cane from third parties.  The rise and fall of ethanol and sugar cane prices affects the levels of costs of goods, gross profit and inventory values, even in the absence of any increases or decreases in business activity.  Selling prices for ethanol are affected principally by the supply of ethanol in the market, sugar prices (since ethanol and sugar use the same feedstock), the price of oil and gasoline and other market factors.  All of these factors are beyond our control. Our most volatile manufacturing cost for ethanol is purchased sugar cane, that is, not grown on our owned or leased land,  see “Risk Factors,” and our business is dependent upon the availability and price of such third party sugar cane.  Significant disruptions in the supply of cane will materially affect our operating results.  In addition, since we generally cannot pass on increases in cane prices to our customers, periods of high cane prices, unrelated to the output price of ethanol would have a material adverse affect on our operating results.

The gross profit from biodiesel sales is principally linked to the availability and production cost of the various vegetable oils, oilseeds and animal fats (feedstocks) used for the primary raw material, which represent a substantial part of the biodiesel production cost. The prices for feedstocks for our production are, in large part, quoted in various local and international markets, depending on the type of oil, seed or fat. These prices can be volatile and are dependent on various alternative uses of such feedstocks, weather, and local and global seasonal and long-term demands. We purchased all of our feedstock from third parties during 2007. In 2008, we will begin production of feedstocks from Company owned land and through agricultural partnerships. Significant increases in price or disruptions in the supply of biodiesel feedstocks will materially affect our operating results.  In addition, since we generally cannot pass on increases in feedstock prices to our customers, periods of high feedstock prices, unrelated to the output price of biodiesel would materially adversely affect our operating results.

Conversion costs per liter are an important metric in determining profitability.  Conversion costs represent the cost of converting the sugar cane into ethanol or biodiesel feedstocks into biodiesel, and include production salaries, wages and stock compensation costs, fringe benefits, utilities, maintenance, denaturant, chemicals, insurance, materials and supplies and other miscellaneous production costs.  It does not include depreciation and amortization expense.

Agricultural costs per ton of feedstock at company controlled agricultural operations are another important metric in determining profitability.  Agricultural costs represent the cost of growing, harvesting and transporting feedstocks to the Company’s fuel production facilities, and include agricultural salaries, wages and stock compensation costs, fringe benefits, utilities, maintenance, land leasing costs, fertilizers, pesticides, insurance, water, transportation of feedstock to the plants, the cost of our own workers or third party workers that perform the harvest, benefits, including meals and transportation, for such workers, materials and supplies and other miscellaneous costs.  It does not include depreciation and amortization expense.

Summary of Critical Accounting Policies

We base this discussion and analysis of results of operations, cash flow and financial condition on our consolidated financial statements, which have been prepared in accordance with US GAAP.

Inventories

Inventories are stated at the lower of cost or net realizable value. Work in progress and finished goods are valued at direct production cost. The cost of production comprises the direct cost of raw materials purchased from third parties, agriculture costs, which comprise the growing costs and the costs of harvesting, transport and other point of purchase costs, the direct manufacturing expenses, an appropriate allocation of material and manufacturing overhead and an appropriate share of the depreciation and write-downs of assets used for production, when applicable. If the purchase or production cost is higher than the net realizable value, inventories are written down to net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Property, Plant and Equipment

Property, plant and equipment are stated at purchase price net of accumulated depreciation and impairment losses. Freehold land is carried at purchase cost. Expenses for the repair of property, plant and equipment are usually charged against income when incurred. These costs are, however, capitalized when they increase the future economic benefits expected to arise from the item of property, plant and equipment. Costs of developing sugar cane orchards are capitalized during the development period and depreciated over their estimated productive lives. Assets under construction represent plant and properties under construction and are stated at cost. This includes cost of construction, plant and equipment and other direct costs. Assets under construction are not depreciated until such time as the relevant assets are available for their intended use. Interest incurred on borrowings directly attributable to the construction of such assets is capitalized as part of the cost of the asset. Depreciation is calculated on a straight line method over the estimated useful life or utility of the assets. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable value.

Organization Costs

Organization costs consisting of fees incurred to incorporate the Company and commence operations are expensed as incurred.

Long-lived assets

Long-lived assets and certain intangibles held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When such events or changes occur, an estimate of the future cash flows expected to result from the use of the assets and their eventual disposition is made. If the sum of such expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized in an amount by which the assets’ net book values exceed their fair values.

Stock-Based Compensation

Effective with our first stock option issuance in December 2007, we adopted SFAS No. 123R, utilizing the modified prospective application method. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values.
We use the Black-Scholes single option pricing model to determine the fair value for employee stock options, which can be affected our stock price and several subjective assumptions, including:

•	expected stock price volatility—since we are not yet a publicly-traded company, we base this estimate on those of comparable publicly-traded companies;

•	expected forfeiture rate—since we have no historic forfeiture rates, we have made estimates which may not be indicative of actual future forfeiture rates; and

•	expected term—we base this estimate on the mid-point between the average vesting period and expiration date, which may not equal the actual option term.

If the estimates we use to calculate the fair value for employee stock options differ from actual results, we may be exposed to gains or losses that could be material.

Income Taxes

The Company has not yet generated any profits and, accordingly, no general provision for income taxes is recorded in these financial statements. Income taxes in Brazil comprise Federal income tax and social contribution and there is no state or local income taxes in Brazil. The income tax statutory rates are 25.0% for Federal income tax and 9.0% for Social contribution. As of December 31, 2007, Comanche Participações and its subsidiaries had tax loss carryforwards for income and social contribution taxes of approximately $17.8 million. These amounts can be used to offset future taxable income and have no expiration date. The Company is not subject to income taxes in the Cayman Islands, although some subsidiaries may be subject to income taxes in their respective jurisdictions.

Recent Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48 - Accounting for Uncertainty in Income Taxes-An Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Statement became effective for the Company beginning January 1, 2007 and did not have a material impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. SFAS 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently analyzing the potential impact, if any, of SFAS 157 on its financial statements.

FASB Statement 155: Fair Value Option for Hybrid Instruments: SFAS No. 155: In May 2005, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Instruments,” which is an amendment of SFAS No. 133 and 140 and allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Companies must apply the standard prospectively. This Statement does not currently affect the Company’s consolidated financial statements.

Variability in Variable Interest Entities (VIEs) FIN 46(R)-6: On April 13, 2006, the FASB issued FASB Staff Position No. FIN 46(R)-6, "Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R). At issue is the type of variability that should be considered in identifying variable interests (i.e., risks of fluctuations in cash flows, fair values of assets, both, or risks that the VIE was designed to bear). The FSP supports the "by design" approach under which the determination of whether an interest is variable requires a thorough understanding of the design of the potential variable interest entity. This Statement does not affect the Company’s consolidated financial statements.

The FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” SFAS No. 160 establishes accounting and reporting standards for noncontrolling interests in subsidiaries. This statement requires the reporting of all noncontrolling interests as a separate component of stockholders’ equity, the reporting of consolidated net income (loss) as the amount attributable to both the parent and the noncontrolling interests and the separate disclosure of net income (loss) attributable to the parent and to the noncontrolling interests. In addition, this statement provides accounting and reporting guidance related to changes in noncontrolling ownership interests. Other than the reporting requirements described above which require retrospective application, the provisions of SFAS No. 160 are to be applied prospectively in the first annual reporting period beginning on or after December 15, 2008. The Company currently does not have any noncontrolling interests in subsidiaries.

The FASB issued SFAS No. 141R (revised 2007), “Business Combinations.” This statement significantly changes the financial accounting and reporting of business combination transactions. The provisions of this statement are to be applied prospectively to business combination transactions in the first annual reporting period beginning on or after December 15, 2008.

Research and Development, Patents and Licenses

Research and Development

 The technology that we use to produce ethanol and biodiesel is well-established. We do not currently engage in any research and development activities and had no R&D expenses in 2006 or 2007.

Patents and Licenses

We do not currently hold any patents or intellectual property licenses.

Environmental Matters

We are subject to extensive federal, state and local environmental laws, regulations and permit conditions (and interpretations thereof), including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of our employees.  These laws, regulations, and permits require us to incur significant capital and other costs.  They may also require us to make operational changes to limit actual or potential impacts to the environment.  A violation of these laws, regulations or permit conditions can result in substantial fines, natural resource damages, criminal sanctions, permit revocations and/or facility shutdowns.  In addition, environmental laws and regulations (and interpretations thereof) change over time, and any such changes, more vigorous enforcement policies or the discovery of currently unknown conditions may require substantial additional environmental expenditures.

We are also subject to potential liability for the investigation and cleanup of environmental contamination at each of the properties that we own or operate.  We may also be subject to related claims by private parties alleging property damage or personal injury due to exposure to hazardous or other materials at or from such properties.  We have not accrued any amounts for environmental matters as of December 31, 2007.  The ultimate costs of any liabilities that may be identified or the discovery of additional contaminants could adversely impact our results of operation or financial condition.

In addition, the hazards and risks associated with producing and transporting our products (such as fires, natural disasters, explosions, abnormal pressures and spills) may result in spills or releases of hazardous substances, and may result in claims from governmental authorities or third parties relating to actual or alleged personal injury, property damage, or damages to natural resources.  We maintain insurance coverage against some, but not all, potential losses caused by our operations. Our coverage includes, but is not limited to, physical damage to assets, employer’s liability, comprehensive general liability, automobile liability and workers’ compensation.  We do not carry environmental insurance.  We believe that our insurance is adequate for our industry, but losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage.  The occurrence of events which result in significant personal injury or damage to our property, natural resources or third parties that is not covered by insurance could have a material adverse impact on our results of operations and financial condition.

We are subject to Brazilian federal, state and local laws and regulations governing the discharge of effluents and emissions into the environment, the use of water, the protection of natural resources and the handling and disposal of industrial waste or matters otherwise relating to the protection of the environment.  All of our plants require certain government-issued environmental licenses in order to operate. All of our plants currently hold environmental licenses to operate, however such licenses must be renewed periodically and modified whenever we expand our operations. Any delays or difficulties in obtaining or renewing the proper licenses to construct or expand our facilities according to our anticipated timeline may negatively affect our ability to implement our business plan as anticipated.  Following the Canitar facility lightning strike, we started the reconstruction of the facility based on the understanding that we may proceed to reconstruct according to the current operating license, until CETESB analyzes the fillings for the expansion. We will not be able to operate above the current operating license until the extension is approved.  On May 21, 2008, the local office of CETESB sent a notice to Canitar questioning the licensing conditions upon which Canitar was proceeding with reconstruction.  On the same day, Canitar responded with our view that all required permits were in place, based upon our knowledge of the law and that of our outside environmental advisors, among whom is the former head of CETESB.  Thus, we are currently contesting the local office of CETESB’s view in discussions with them and preparing an appeal to the main office of CETESB, if necessary.  To the extent that CETESB takes a different position, we may be forced to delay our construction until all expansion licenses are approved or we can negotiate a provisional agreement to proceed with them.  At our Santa Anita plant, we have initiated a process of modifying our current license to cover the additional capacity installed and our anticipated 2008/2009 capacity expansion.

Trends and Factors that May Affect Future Operating Results

Ethanol Pricing

We sell all of our ethanol production to various customers at prevailing market prices. We produce ethanol during the sugar cane harvest when the supply of ethanol is most plentiful. We intend to stockpile our ethanol production during periods of relatively low market prices and to sell during periods of higher prices, such as after the harvest. There is no guarantee that we will be successful at this, however. Liquidity concerns may also force us to sell ethanol during periods of sub-optimal prices. We do not currently engage in any hedging activities related to ethanol pricing, due to a lack of reliable instruments in the market place, although we may do so in the future.

In order to carry out this pricing strategy, we will need to have sufficient storage capacity to stockpile most of our ethanol production during the harvest season, when market prices are typically at their lowest. On September 28, 2007, 9 million liters of our existing capacity was destroyed by a fire resulting from a lightning strike at our Canitar facility, not in operation during 2007. The tanks struck by lightning had been adequately protected according to an insurance review done prior to the storm. We intend to replace and increase the lost storage capacity in a location farther removed from the production facilities than the area where the previous tanks had been located by year-end 2008. As of December 31, 2007, we had the ability to store up to 22.8million liters of ethanol, and we plan to add 42 million liters of additional storage capacity at our Canitar and Santa Anita facilities.

Sugar Cane Pricing

We are currently both a buyer and seller of sugar cane. We currently grow sugar cane on both owned and leased land in the vicinity of our Canitar plant and on leased land surrounding our Santa Anita plant. Since the Canitar plant is not currently operating, we are selling all of the cane we grow there in the local markets. Once the Canitar plant is operational later in 2008, we will use this cane, along with newly planted cane on leased lands and cane purchased from third parties as the principal feedstock for the Canitar plant. Similarly, we use our grown cane along with purchased cane as the principal feedstock for the Santa Anita facility. As much as possible, we will attempt to secure the bulk of our cane feedstock needs from our own lands or from third parties before the harvest actually begins. We do not currently engage in hedging activities relating to sugar cane prices, although we may do so in the future.

Bio-Diesel Pricing and Feedstock

We began biodiesel production in October 2007. We have signed a contract to sell substantially all of our anticipated 2007 biodiesel production to Petrobras at a fixed price and we entered into similar agreements during 2008. We did not, however, enter into fixed price contracts to secure all of the feedstock for our Bahia plant needs during 2007 and 2008. If feedstock prices increase, we could experience reduced profitability. We are able to use many different types of vegetable and animal fats as feedstock for our biodiesel production and we intend to alter this mix continuously to minimize production costs. There is no guarantee that we will be successful in accomplishing this goal. Also, in order to qualify for reduced tax rates and to comply with the terms of the Petrobras contract, we will be required to secure a certain percentage of our biodiesel feedstock from family-owned farms in Brazil, which we have done. This increases our costs for raw materials. We do not currently engage in hedging activities related to our biodiesel production, although we may do so in the future.

Supply and Demand

The demand for ethanol in Brazil is increasing substantially primarily due to the rapid sales of flex vehicles which represent more than 80% of new cars sold in the country. Despite the increasing demand for ethanol, there are number of new mills and expansion programs relating to existing mills that might increase production capacity above the internal demand and growth of demand over the next years. This additional capacity may cause supply to exceed demand.  If additional demand for ethanol is not created, the excess supply may cause ethanol prices to decrease, perhaps substantially.

The demand for biodiesel in Brazil is related to Brazilian Federal mandates to mix a minimum of 2% biodiesel into every liter of diesel fuel sold in Brazil by January 17, 2008. Most diesel vehicles can run on biodiesel without any special modifications. On March 14, 2008, the CNPE (Conselho Nacional de Política Energética) of Brazil increased the minimum percent participation to 3% effective July 1, 2008. The law calls for a 5% blending requirement by 2013

Expansion

We are planning to expand our ethanol production capacity at our Canitar and Santa Anita plants by up to an aggregate of 170 million liters.  During 2007, we negotiated the bulk of the engineering, procurement and construction (“EPC”) contracts to start the expansion of the production capacity at the Canitar facility during 2007 for scheduled completion in Quarter 3, 2008 and have negotiated sufficient financing to cover the costs of this expansion. We plan to increase Santa Anita’s capacity during late 2008 for the 2009 season.  We have already completed an automation upgrade and capacity increase in our Bahia biodiesel plant which will allow the plant to operate 24 hours per day with very little increase in employee headcount. We intend to increase the biodiesel production capacity again during 2008, subject to demand and the availability of financing. The timing of completion of such expansions and the terms of any consequent financing may have a material effect on our results of operations.  Our ability to continue to expand our business successfully through expansions depends on many factors, including our ability to access capital markets or local bank markets at an acceptable cost and negotiate favorable transaction terms. Access to capital has been much more limited since the beginning of 2008 for many growing companies due to the problems with the U.S. capital markets. Even if we are able to obtain the necessary financing to make these expansions, we could financially overextend ourselves, especially if an expansion is followed by a period of lower than projected biofuel prices. Under these circumstances, we may not have sufficient liquidity to complete all of these planned expansions.

In addition we are undertaking several new projects, adding new agricultural projects in the Brazilian State of Bahia and new agricultural and industrial projects in the Brazilian State of Maranhao. At this time, these projects are not committed and are subject to finalization of terms and conditions and financing.

Off-Balance Sheet Arrangements

We have signed a commercial sales contract with Petróleo Brasileiro S.A. (“Petrobras”) to sell biodiesel at a fixed price of R$1.885/liter through 2007. Subsequently we entered into additional contracts to sell up to 32 million liters of biodiesel in the first 9 months of 2008 to Petrobrás providing for an aggregate sales price of R$69.86 million.

Liquidity and Capital Resources

Overview and Outlook

The following table sets forth selected information concerning our financial condition as of December 31, 2007:

	(In Thousands)
	Dec. 31, 2007	Dec. 31, 2006

Cash and cash equivalents	$34,789	$32

Working capital	(4,130)	(453)

Total debt	108,288	2,399

Current ratio	0.9	0.8

In April 2007, we completed a $59.8 million private placement, consisting of $15 million of equity and $44.8 million of convertible notes due April 2012. In June 2007, we completed a $22.3 million private placement consisting of $5.25 million of equity and $17.05 million of convertible notes due April 2012.

On December 20, 2007 we closed an additional private placement consisting of 1,708,333 Ordinary Shares, secured notes in the aggregate principal amount of $25,000,000 (the “Cash Bridge Notes”) Due December 20, 2008 or earlier in certain circumstances, and unsecured notes in the aggregate principal amount of $10,250,000 (the “Equity Bridge Notes”). In addition, we issued an aggregate of 104,167 Ordinary Shares in payment of a portion of commitment fees payable by us in respect of the Cash Bridge Notes.  The aggregate purchase price we received for the sale of such securities was $45,250,000.

During the period from June 18, 2008 to June 25, 2008 we issued and sold (a) our Senior Secured 12.5% Notes due 2013 in the aggregate principal amount of $37.5 million (the “2008 Notes”), (b) an aggregate of  4,615,385 Ordinary Shares, (c) five year warrants to purchase an aggregate of 460,228 Ordinary Shares at $7.48 per share (the “Series A Warrants”), (d) five year warrants to purchase an aggregate of 488,658 Ordinary Shares at $8.13 per share (the “Series B Warrants”) and (e) five year warrants to purchase an aggregate of 1,120,023 Ordinary Shares at $9.75 per share (the “Series C Warrants” and collectively with the Series A Warrants and the Series B Warrants, the “2008 Warrants”). The aggregate purchase price we received for the sale of such securities was $67.5 million.

In addition, on June 18, 2008, in exchange for the secured convertible notes in the aggregate principal amount of $38.8 million we issued in the April 2007 Placements and the June 2007 Placements, (1) 2008 Notes in the aggregate principal amount of $18,817,000 and (2) an aggregate of 6,573,041 Ordinary Shares. In connection with such exchange, warrants were exercised to purchase an aggregate of 1,934,489 of our Ordinary Shares which they held at a reduced exercise price of $4.60 per share (as compared to the exercise price of $5.30 at which such warrants had originally been issued). We also paid to the holders of the secured convertible notes all accrued interest on such notes through the date of exchange.

In addition, on June 18, 2008, in exchange for the Cash Bridge Notes issued in December 2007 which they held, (A) 2008 Notes in the aggregate principal amount of $12.6 million, (B) an aggregate of 753,845 Ordinary Shares, (C) Series A Warrants to purchase an aggregate of 119,317 Ordinary Shares, (D) Series B Warrants to purchase an aggregate of 126,689 Ordinary Shares and (E) Series C Warrants to purchase an aggregate of 290,374 Ordinary Shares. We also issued to such persons an aggregate of 102,084 Ordinary Shares as a fee and paid such persons all accrued interest on their Cash Bridge Notes through the date of Exchange.

The consummation of the June 2008 transactions triggered the maturity of the Cash Bridge Notes. Therefore, in full satisfaction of all of the Company’s obligations to such holders under such Cash Bridge Notes, we also paid an aggregate of $7.5 million to certain holders of the Cash Bridge Notes whose Cash Bridge Notes were not exchanged for other securities of the Company.

On June 21, 2008 we prepaid all of the outstanding Equity Bridge Notes by issuing to the holders thereof an aggregate of 1,933,518 Ordinary Shares, valued at $6.00 per share. The payment included all outstanding principal and accrued interest on such Equity Bridge Notes through the date of prepayment and a prepayment fee in accordance with the terms of the Equity Bridge Notes.

We anticipate that we will be dependent on the capital markets to satisfy existing anticipated working capital needs, debt service obligations, capital expenditure and other anticipated cash requirements in the near future. Since early 2008, the U.S. capital markets have been in an unsettled state with considerable volatility as a result of the economic slowdown in the U.S. and the problems with housing related assets. As a result, of this current turbulence, our access to financing in the U.S. markets may be limited.

Sources of Liquidity

In 2006 and the first quarter of 2007, our principal sources of liquidity were equity investments by our founders and advances made by our founders and affiliated companies controlled by our founders. In the second to fourth quarter of 2007, our principal sources of liquidity were funds received in the April, June and December private placement transactions.

Equity & notes payable. Our founders invested a total of $0.7 million in the Company during 2006. Our founders and affiliated companies controlled by our founders advanced an additional $2.3 million to us during 2006 and $0.4 million during the first quarter of 2007. These advances bear interest at a rate of 9% or 6% annually and are repayable on demand.

In April 2007, we completed a $59.8 million private placement, consisting of $15 million of equity and $44.8 million of convertible notes due April 2012. The convertible notes bear interest at a rate of 12 month Libor plus 3.5% per annum and are convertible into our Ordinary Shares at a price of $5.50 per share. After transaction costs, we realized net proceeds of approximately $55.8 million from this offering.

In June 2007, we completed a $22.3 million private placement, consisting of $5.25 million of equity and $17.05 million of convertible notes due April 2012. The convertible notes bear interest at a rate of 12 month Libor, plus 3.5% per annum and are convertible into our ordinary shares at a price of $5.50 per share. After transaction cost, we realized net proceeds of $21.6 million from this offering.

In connection with the above transaction, in April 2007 our founders agreed to convert $0.4 million of their advances to equity and agreed to certain restrictions on the repayment of the remaining advances.

On December 20, 2007 we closed an additional private placement consisting of 1,708,333 Ordinary Shares, secured notes in the aggregate principal amount of $25,000,000 (the “Cash Bridge Notes”) Due December 20, 2008 or earlier in certain circumstances, and unsecured notes in the aggregate principal amount of $10,250,000 (the “Equity Bridge Notes”). In addition, we issued an aggregate of 104,167 Ordinary Shares in payment of a portion of commitment fees payable by us in respect of the Cash Bridge Notes.  The aggregate purchase price we received for the sale of such securities was $45,250,000.

Uses of Liquidity

Our principal uses of liquidity are acquisitions, capital expenditures, payments related to our outstanding debt, and funding of our ongoing operations.

Acquisitions.  In April 2007 we completed the Canitar, Santa Anita and Bahia acquisitions for a total purchase price of approximately $46.3 million in cash and notes, $9.5 million in stock of Comanche plus the assumption of $7.8 million in debt or other liabilities.

The total purchase price for Canitar was approximately $15.0 million, inclusive of closing costs. Approximately $12.1 million of this total was allocated to property and equipment, and the remainder was allocated to environmental licenses.

We paid approximately $36.4 million for Santa Anita, inclusive of closing costs. Of this total, approximately $25.4 million was allocated to property and equipment, $2.9 was allocated to environmental licenses and the remainder was allocated to goodwill.

The total purchase price for Bahia was approximately $12.2 million, inclusive of closing costs. Approximately $9.4 million of this total was allocated to property and equipment, $2.5 million was allocated to environmental licenses and the remainder was allocated to goodwill.

Capital expenditures.  Approximately $46.8 million of the purchase price of our acquisitions (out of a total purchase price of $63.6 million, including closing costs) was allocated to capital items in the second quarter of 2007. We incurred additional capital expenditures of approximately $22.2 million for the remainder of the year. Exchange rate movements during the second and third quarters increased the value of our property, plant & equipment by approximately $6.5 million. We expect to incur substantial capital expenditures in 2008 related to the upgrades of the Canitar plant and related to planting of feedstock for Canitar, Santa Anita and Bahia. During 2008, subject to financing availability, we expect to incur an additional $80.2 million in capital expenditures, if all of the expansions are ultimately concluded. Our capital plan contemplates additional capital expenditures of $68.2 million in 2009. We expect to fund these capital expenditures with the remaining proceeds of our December 2007 private placements, the proceeds of the June 2008 placement and with additional sales of securities and additional borrowings. Our ability to continue to expand our business successfully through expansions depends on many factors, including our ability to access capital markets or local bank markets at an acceptable cost and negotiate favorable transaction terms. Access to capital has been much more limited since the beginning of 2008 for many growing companies due to the problems with the U.S. capital markets. Even if we are able to obtain the necessary financing to make these expansions, we could financially overextend ourselves, especially if an expansion is followed by a period of lower than projected biofuel prices. Under these circumstances, we may not have sufficient liquidity to complete all of these planned expansions.

Payments related to our outstanding debt. Our founders and affiliated companies controlled by our founders advanced approximately $2.3 million to us in 2006 and an additional $0.4 million in the first quarter of 2007 in the form of notes payable. These notes bear interest at a rate of 9% or 6% annually and are repayable on demand. In 2006 no payments were made against these demand notes. In April 2007 our founders agreed to convert approximately $0.4 million of this amount to equity and agreed to certain restrictions on the repayment of the remaining debt. Approximately $0.5 of affiliate debt was repaid under these agreements in the second quarter of 2007.

In connection with the acquisitions of our ethanol and biodiesel plants as well as the Canitar farmland and subsequent capital expenditures, we incurred or assumed third-part debt totaling approximately $107 million as of December 31, 2007, including debt convertible into our common shares. This debt bears interest at current rates ranging from 0% - 29% and is repayable on various dates ranging from 2008 - 2012.

Item 6. Directors, Senior Management and Employees

6. A. Directors and Senior Management

We are led by senior management with over 20 years of experience in the sugar and ethanol industries and ten years investing in businesses in South America. Each of our mills' managers has at least ten years of experience in the sugar and ethanol industries. Unlike our domestic competitors, comprised mostly of family-owned-and-managed businesses, our strong management team has developed extensive technical know-how in sugar cane cultivation through professional experiences and resources.

We have a board and management team with experience in the industrial operations of producing bio-fuels, the agriculture of bio-fuels, and substantial transactional experience in Brazil, finance, marketing, regulatory, legal and accounting.

Our officers and directors as of June 1, 2008 are as follows:

Name and address	Position	Functional Area

Thomas Cauchois 18 Brookside Park Greenwich, CT 06831	Chairman	Strategy, Investor Relations, Financial

Alicia Návar Noyola 203 Belgrave Ave. San Francisco, CA 94117	Vice Chairman and Secretary	Strategy, Legal, Regulatory

Alexandre Tadeu Kume Rua Dr. Armando Franco Soares Caiuby, 301 - Apto. 05 Cep: 05707-000 Sao Paulo, Brazil	Vice President and General Manager-CEO Brazil, Director	Operations

Jose Ricardo Kume Rua Itapaiuna, 188 - Apto. 124 Cep: 05707-001 Sao Paulo, Brazil	Vice President-Operations-Brazil and General Manager Biodiesel	Operations

João Pesciotto de Carvalho Rua Bento de Faria 357, 3 andar Cep: 04151-020 Sao Paulo	Vice President Finance and Development, Director	Finance

Delmo Sergio Vilhena AV. Angelica, 1509 - Apto. 02 Cep: 01227-100 - Higienopolis São Paulo, Brazil	Director	Director

Elaine Leme Cardoso Rua Nossa SRA. do Bom Consflho, 320 Apt 82 CEP 05763-470 São Paulo, Brazil	Vice President-Administration-Brazil	Administration

Peter Laudano 81 Old Stagecoach Rd. Redding, CT 06896	Vice President Investor Relations and Accounting	Investor Relations and Accounting

Thomas Cauchois, Chairman, 55.   Mr. Cauchois is a founder of FondElec Capital Investors (“FondElecCI”) and has spent 12 years investing in global emerging markets and twenty-two years in the global advisory and finance areas. FondElecCI is an emerging markets private equity investment firm. Affiliates of FondElecCI were early participants in investing in privatizations from Russia to Latin America and successfully exiting, and managing about $150 million in direct investment capital from a wide variety of institutions, corporations and governmental entities. Mr. Cauchois was on the Board of Cia Força e Luz Cataguazes-Leopoldina in Brazil and is on the Board of Brazil Plus Investment Management. Prior to founding affiliates of FondElecCI, Mr. Cauchois was a Managing Director at Drexel Burnham Lambert. Mr. Cauchois has an S.M. from the Sloan School of Management at the Massachusetts Institute of Technology and an A.B. from the University of California at Berkeley.

Alicia Návar Noyola, Vice Chairman and Secretary, 58.   Mrs. Noyola's career has been centered on complex asset finance, including the energy and infrastructure sectors, working both in the U.S. and throughout Latin America. Prior to founding FondElecCI and having a management role with its affiliates, she was Vice President for Latin America Development for Calpine Corporation, an affiliate of Electrowatt Ltd., a Swiss multi-national, and earlier was a partner in the law firms of Thelen, Marrin, Johnson & Bridges and Lillick and Charles. Mrs. Noyola received her J.D. from Hastings College of the University of California, and a B.A. degree in architecture from the University of California, Berkeley.

Alexandre Tadeu Nunes Kume, Vice President and General Manager-CEO Brazil and Director, 45.   Mr. Kume comes from a family that has been an active player in the Brazilian fuel market since early 1960’s, and he was instrumental in the development of the family’s businesses since 1984, when he became partner and director of Novoeste Com. Petroleo Ltda. The family business was for twelve years the second largest fuel retailer under the Ipiranga chain in Brazil, and currently the family has its own fuel distribution company (Novoeste), in addition to interests in fuel transportation. Mr. Kume is a board member of all the businesses of the family, and was responsible for managing Canitar since the family’s investment in Canitar in 2002. Mr. Kume has a degree in Economics from Unimar - Universidade de Marilia. Mr. Tadeu Kume is the brother of Mr. Ricardo Kume.

Jose Ricardo Nunes Kume, Vice President Operations-Brazil and General Manager-Bio-Diesel , 43. Mr. Kume comes from a family that has been active in the fuel distribution market since the 60’s and most recently was the CEO of a fuel distributor. Mr. Kume has an accounting background at PW Coopers. Mr. Kume is a graduate of FEA-USP with an MBA from IBMEC. Mr. Ricardo Kume is the brother of Mr. Tadeu Kume.

João Eduardo Pesciotto de Carvalho, Vice President Finance and Development and Director, 30.   Mr. Pesciotto grew up in the major sugar cane producing area of São Paulo state and has experience in this industry as well as seven years of experience in mergers and acquisitions, strategic consulting and operational management, Mr. Pesciotto started his financial career in the Investment Banking area of Banco Brascan, working in M&A and Capital Market transactions, and worked as a senior analyst for the Corporate Finance area of BNP Paribas. He then founded an independent financial advisory boutique, and developed several successful projects in the M&A, strategic consulting, and project development (business planning, implementation and initial management). He is a Production Engineer graduate from the Escola Politécnica of the Universidade de São Paulo - Poli/USP.

Peter Laudano, Vice President, Investor Relations and Accounting, 51. Mr. Laudano’s entire career has been focused on financial planning and analysis and accounting for complex international businesses. For the past 6 years, Mr. Laudano has been the CFO of FondElecCI. Mr. Laudano's prior experience includes 4 years at Cendant Corporation, a $20 billion provider of consumer and business services. At Cendant, Mr. Laudano oversaw Financial Planning & Analysis for the $2 Billion Direct Marketing Segment, divested several businesses and assisted with the cleanup of $500 Million of accounting irregularities. Prior to Cendant, Mr. Laudano spent 9 years in various senior level financial positions at NextWave Telecom (a start-up wireless carrier), eunetcom (a joint venture of France Telecom & Deutsche Telekom) and DunsNet (a worldwide communications network for Dun & Bradstreet that Mr. Laudano helped sell to eunetcom). Earlier in his career, Mr. Laudano held various financial positions at Data Switch Corp. and at D&B Computing Services Inc. Mr. Laudano holds an MBA from the University of Michigan and a BA from Tufts University.

Elaine Leme Cardoso, 43, Vice President Administration-Brazil. Ms. Cardoso has been an officer of the Company since May 2007. Since 2001, she has been the Manager of Administration for Octet Brazil Ltda., which is an affiliate of Mr. Cauchois and Mrs. Noyola. She was formerly with World Access Communications as a director of international. Prior to this she had similar positions in administration at Purina Nutrimentos and Philips do Brasil.

Delmo Sergio Vilhena, Member of the Board of Directors,   53, Mr. Vilhena is a Brazilian national with a degree in business administration. He is an entrepreneur with thirty years of experience in the fuel, passenger transportation and trucking sectors. He has been involved in the last fifteen years in the supply of chemical and oil derivative products to large industrial consumers.

The Messrs. Kume are brothers; otherwise, there is no family relationship between any directors or executive officers listed above. We note that Mr. Ricardo Kume, by reason of his capacity as the legal representative of a fuel distribution company, is named as defendant in a criminal proceeding alleging adulteration along the distribution chain. We believe that Mr. Kume has excellent factual defenses in the matter and that in any case, the allegations made are not material to his ability to serve in the capacities indicated above.

6.B. Compensation

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

Greenwich Administrative Services, LLC (“GAS”), an affiliate of Thomas Cauchois and Alicia Noyola, who are each directors of and are respectively, our Chairman and Vice Chairman, performs certain financial, bookkeeping, compliance and assistance with auditing for us at its cost plus 7.5%. In the performance of its services to us in 2007 GAS utilized the services of Thomas Cauchois, Alicia Noyola and Peter Laudano, together with administrative staff. Mr. Laudano is our Vice President Investor Relations and Accounting. During 2007, GAS allocated and accrued for Mr. Cauchois, Ms. Noyola and Mr. Laudano, an aggregate of $441,000 (including contributions to a 401(k) plan and insurance premiums but not including payroll taxes) in compensation for services rendered by such persons to us.

During 2007, the Company paid an aggregate of $914,000 in salaries and other compensation (but not including payroll taxes) to all officers and directors as a group.

We have entered into employment contracts (“Employment Agreements”) with certain key members of our management team, including Thomas Cauchois, Alicia Noyola, Tadeu Kume, Ricardo Kume and Joao Pesciotto. The Employment Agreements for Mr. Cauchois and Ms. Noyola are in the form of written contracts. The Employment Agreements for Messrs. Kume, Kume and Pesciotto are in the form of addenda to the by-laws of Comanche Participações do Brasil Ltda. in accordance with Brazilian practice on generally similar terms and conditions, adjusting for the requirements of Brazilian law. The terms of the Employment Agreements call for a base salary and an annual bonus based upon our achievement of certain operating performance goals including profitability, volume of production, and capacity additions in the form of a Management Incentive Plan. The basic terms of each Employment Agreement are for five years, but shall be renewable automatically for one-year periods after expiration of the initial five year term, up to a maximum of five years in total, unless either party gives notice of non-renewal to the other at least sixty 60 days prior to the beginning of the applicable one-year period.

Under the terms of the Employment Agreements, such covered parties are entitled to severance if terminated without cause or resignation for good reason in the form of base salary continuation for a certain number of months yet to be defined or until the end of the term of such agreements or extensions, whichever is shorter. Under the terms of such severance, we shall also pay premiums for COBRA continuation coverage under our group health plan for 18 months, for our American employees. Upon expiration of the 18 month period, we shall pay the officers a lump sum equal to the cost of six additional months of individual coverage under a substantially similar health plan. The total amount for the lump sum shall not exceed $25,000. In the event termination is in connection with a change in control, then the 24 months of base salary continuation shall be made in lump sum and outplacement services shall be provided to the officers in an amount not to exceed $10,500. In addition, we shall be obligated to maintain the officer’s perquisites and benefits for a period of two years. A termination shall be deemed to be in connection with a change in control if it occurs on the date of the change in control or within the two years following the change in control.

Each Employment Agreement contains non-competition and non-solicitation provisions. The non-competition and non-solicitation provisions prohibit the officer from directly or indirectly competing with us or soliciting our employers or customers during the employment term and generally for one year thereafter.

Pursuant to the terms of a Management Incentive Plan, which was adopted by our Compensation Committee, identified officers will receive an annual performance-based bonus for each fiscal year within the employment period set forth in their Employment Agreements. Bonuses for fiscal year 2007 were set at 110% of each recipient’s base salary for the year. Bonuses for fiscal year 2008 will be based on the Company’s achievement of four targets (EBITDA target – 60% weight; production of biofuels – 13.33% weight; completion of Canitar reconstruction by a certain date – 13.33% weight and number of hectares of feedstock planted – 13.33% weight). Bonuses from 2008 on will be at the discretion of the Compensation Committee, but shall generally be based upon an EBITDA target for each year (60% weight) and other production and feedstock targets for such year (40% weight). Such bonuses will range from 60% of base salary to 150% of base salary, in the event of achievement of 80% to 120% or more of the applicable fiscal year’s bonus target, in a linear relationship, times the weighting for the target. In the event that the achievement is less than 80% of the target, the portion of the bonus applicable to that target is zero and to the extent that the achievement is greater than 120% of the target, the portion of the bonus applicable to that target is a maximum of 150% of base salary. In the event of the officer’s termination with good reason, disability or termination by the Company without cause, or retirement on or after attaining age 65, the officer will be entitled to a pro-rata annual bonus equal to the full amount payable under the annual bonus for the applicable fiscal year, as determined by the Compensation Committee as of the end of such fiscal year, multiplied by a fraction the numerator of which is equal to the number of full months worked during the year and the denominator of which is 12.   In the event the officer is terminated for cause, or resigns without good reason or dies, he or she will forfeit his or her annual bonus for that year.  Bonuses for fiscal year 2007 were determined at the discretion of the Committee.

Pursuant to the terms of an Equity Incentive Plan which is designed to be a flexible stock incentive plan to be adopted by our Compensation Committee, each executive officer or employee may receive grants of incentive stock options with respect to Ordinary Shares of the Company, stock appreciation rights ("SARS"), restricted stock units, non-qualified stock options and other forms of equity or synthetic equity. Options shall have an exercise price equal to the fair market value of the Company’s Ordinary Shares on the grant date, a term of 5 years and shall vest on a schedule to be determined by the Board. The first such options were granted at the end of 2007 with vesting of 20% in the first year, and 40% in each of the next two years. In the event of the officer’s death, disability, retirement, termination for good reason, termination without cause or a change in control, all unvested options shall be immediately vested. All unvested options shall be forfeited in full upon the officer’s termination for cause or termination other than for good reason. SARS entitle recipients to share in the appreciation, if any, of the Company's Ordinary Shares above the initial value set forth in the governing stock appreciation rights agreement. The SARS shall vest on a schedule to be determined by the Board. Grants of stock appreciation rights are measured by the growth in the value of the Ordinary Shares of underlying the incentive stock options (with a tax “gross-up” for applicable taxes due upon exercise of the incentive stock options and the SARs).

We intend to use the Management Incentive Plan and the Equity Incentive Plan to assist us in recruiting and retaining key employees, directors and consultants. These plans may permit us to grant cash-based performance awards and equity-based compensation (representing up to 10% of our outstanding Shares at any given time) to our key employees, directors and consultants pursuant to bonus awards, stock option awards, restricted stock grants, stock appreciation rights and/or other stock-based awards. Such equity compensation may be subject to certain vesting terms.

All officers and other employees shall be eligible to participate in our various pension and welfare benefit plans in accordance with their terms. Such benefits will include a 401(k) plan, group term life insurance, a medical, dental, prescription drug, long-term disability, short-term disability, accidental death and dismemberment and travel accident insurance.

Compensation of Directors

Each member of our Board of Directors who is not an employee of the Company (a “non-employee director”) will receive a $750 fee for each meeting of the Board of Directors such director attends, including compensation for each Board committee meeting attended either in person or telephonically. Non-employee directors may also receive additional compensation for special efforts undertaken by such non-employee director and such additional compensation may not be equal among the individual non-employee directors. Board members will be reimbursed for reasonable travel expenses associated with attending any meetings of the Board of Directors or committees of the Board of Directors.

6.C. Board Practices

The business of the Company is managed by the directors who exercise all the powers of the Company, subject to the Companies Law (2007 Revision) of the Cayman Islands (the "Companies Law"), the Memorandum or Articles of Association of the Company or any special resolution from time to time made by the Company in general meeting.

The directors may from time to time at their discretion exercise all the powers of the Company to borrow money under their general power to manage the business of the Company.

The office of a director is vacated if:

he gives notice in writing to the Company that he resigns the office of director; or

if he absents himself (without being represented by proxy or an alternate director appointed by him) from three consecutive meetings of the board of directors without special leave of absence from the directors, and they pass a resolution that he has by reason of such absence vacated office; or

if he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

if he is found to be or becomes of unsound mind; or

if all the other directors of the Company (being not less than two in number) resolve that he should be removed as a director.

For information concerning benefits payable to Mr. Cauchois and Mrs. Noyola upon their termination of employment with the Company, see the description of the Employment Agreements in Item 6B.which is incorporated herein by reference.

Our Board of Directors will form certain Committees including Compensation, Audit and Nominating and Governance Committees. If we proceed with a listing of our Ordinary Shares on Nasdaq, each member of the Compensation, Audit, Nominating and Governance Committees will be determined by the Board of the Directors to be “independent” within the meaning of Nasdaq Rule 4200(a)(15) and, in addition, each member of the Audit Committee will be “independent” and possess adequate financial skills within the meaning of applicable rules and regulations of the Securities and Exchange Commission regarding the independence of audit committee members.

Compensation Committee.  The Compensation Committee will be charged with recommending to the Board of Directors the compensation for our executives and administering our flexible stock incentive plan and benefit plans.

Audit Committee.    The Audit Committee will be charged with, among other things, the appointment of independent auditors of the Company, as well as discussing and reviewing with the independent auditors the scope of the annual audit and results thereof, pre-approving the engagement of the independent auditors for all audit-related services and permissible non-audit related services, and reviewing and approving all related-party transactions. The Audit Committee will also review documents we file with the SEC.

Nominating and Governance Committee.  The Nominating and Governance Committee will be charged with assisting the Board of Directors in its selection of individuals as nominees for election to the Board of Directors at annual meetings of our Shareholders and to fill any vacancies or newly created directorships on our Board of Directors.

6.D. Employees

Employees

As of May 15, 2008, there were 775 full time employees in the industrial, agricultural and administration areas and currently up to 357 further temporary workers are retained seasonally through third parties during the harvest. Expansion of the facilities will require employing additional staff, which is roughly linear in the case of agricultural production, but less than linear in the case of industrial and administration functions.

We believe that the existing entities have good relations with our employees and the unions that represent them. We offer our employees, including our executive officers, various benefits, which are provided in accordance with the employee's position in our company. Benefits include medical assistance, private pension plans and meal vouchers. Our employees are also legally entitled to receive a yearly bonus equal to one-month's salary (known as the “thirteenth'' (monthly) salary in Brazil), 33.3% of one month's salary for vacation, and contributions of 8.0% of their salary into a defined contribution pension fund known as the Guarantee Fund for Time of Service (Fundo de Garantia por Tempo de Serviçio). Members of our Board of Directors are not entitled to these benefits.

Brazilian labor laws and regulations are extensive and complex, and notwithstanding what we consider to be good relations with employees, we are from time to time subject to lawsuits brought by employees. Thus, at present, we are defending a small number of additional compensation claims totaling approximately $30,000, for which reserves have been made.

6.E. Share Ownership

The following table sets forth certain information as of June 25, 2008 regarding the beneficial ownership of our Ordinary Shares by: each of our executive officers, each member of our board of directors and all officers and directors as a group. The number and percentage of our Ordinary Shares beneficially owned by each person is based on 25,359,814 of our Ordinary Shares outstanding as of June 25, 2008 and the Ordinary Shares owned by such person determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 (the “Exchange Act”). The information contained in the table below is not necessarily indicative of beneficial ownership for any other purpose.

Except as otherwise noted below, each of the following individual’s address of record is c/o the Company at Rua do Rocio 84, 11th Floor, Sao Paulo SP CEP 04552-000, Brazil.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares issuable upon the exercise of stock options or warrants or the conversion of other securities held by that person that are exercisable or convertible within 60 days are deemed to be issued and outstanding. These shares, however, are not deemed outstanding for the purposes of computing percentage ownership of each other shareholder.
Name and Address of Shareholder	Number of Shares		Percentage of Shares Beneficially Owned (1)
Thomas Cauchois	1,182,413	(2)	4.7%

Alicia Noyola	1,182,413	(3)	4.7%

Alexandre Tadeu Kume	844,660	(4)	3.3%

Jose Ricardo Kume	844,660	(4)	3.3%

João Pesciotto de Carvalho	70,000	(5)	*

Delmo Vilhena	0		0

Elaine Leme Cardoso	2,500	(5)	*

All Officers and Directors as a Group	3,209,484	(6)	12.6%

(1) Based on 25,359,814 Ordinary Shares outstanding as of June 25, 2008.

(2) Includes an aggregate of 104,750 Ordinary Shares held by 8 persons as to which the holders have given Mr. Cauchois a revocable proxy to vote on all matters on which shareholders of the Company may vote.

(3) Includes an aggregate of 104,750 Ordinary Shares held by 8 persons as to which the holders have given Ms. Noyola a revocable proxy to vote on all matters on which shareholders of the Company may vote.

(4) Consists of the 844,660 Ordinary Shares owned of record by Castanhera Acquisition Company (“Castanhera”). Each of Jose Ricardo Kume and Alexandre Tadeu Kume owns 37.5% of the membership interests of Castanhera and is a manager of Castanhera.  Delmo Vilhena is the other manager of Castanhera.  Each of Jose Ricardo Kume and Alexandre Tadeu Kume disclaims beneficial ownership of the Ordinary Shares owned of record by Castanhera.

(5) Included 50% in (2) and 50% in (3).

(6) Includes 844,660 Ordinary Shares owned of record by Castanhera Acquisition Corp., which shares may be deemed to be beneficially owned by each of Jose Ricardo Kume and Alexandre Tadeu Kume. Includes an aggregate of 104,750 Ordinary Shares held by 8 persons as to which the holders have given Thomas Cauchois a revocable proxy to vote on all matters on which shareholders of the Company may vote. Also includes an aggregate of 104,750 Ordinary Shares held by 8 persons as to which the holders have given Alicia Noyola a revocable proxy to vote on all matters on which shareholders of the Company may vote.

* Less than 1/100 of 1%.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following is a list of the major shareholders of the Company who beneficially own more than 5% of the Company’s voting securities as of June 25, 2008):

Name and Address of Shareholder	Number of Shares		Percentage of Shares Beneficially Owned (1)
Whitebox Advisors, LLC 3033 Excelsior Blvd. #300 Minneapolis, Minnesota 55416	6,292,785	(2)	21.9	%(3)

Whitebox Hedged High Yield Partners, L.P. 3033 Excelsior Blvd., #300 Minneapolis, MN 55416	5,803,773	(4)	20.3	%(3)

Sandelman Partners Multi-Strategy Master Fund, Ltd. 500 Park Ave., 3rd Fl. New York, NY 10022	3,625,076	(5)	14.1	%(3)

MHR Institutional Partners III LP 40 W. 57th St., 24th Fl. New York, NY 10019	3,653,013	(6)	14.1%

Utilico Emerging Markets Limited P.O. Box 208, Epsom KT18 7YF, United Kingdom	3,641,891	(7)	13.5%

Deutsche Bank AG, London 1 Great Winchester St. London EC2N 2DB United Kingdom	2,736,363	(8)	9.9	%(3)

UBS AG, London Branch 1 Finsbury Avenue London EC2M 2PP, UK	2,304,725	(9)	8.8%

Luxor Capital Group, LP 767 Fifth Avenue, 19th Floor New York, New York 10153	2,304,725	(10)	8.8%

Deephaven Growth Opportunities Subfund Trading Ltd. 130 Cheshire Lane., #102 Minnetonka, MN 55305	2,268,611	(11)	8.7	%(3)

MHR Capital Partners Master Account LP 40 W. 57th St., 24th Fl. New York, NY 10019	1,949,270	(12)	7.6%

Goldman, Sachs & Company One New York Plaza, 85 Broad St., 47th Fl. New York, NY 10004	1,781,184	(13)	6.8	%(3)

(1) Based on 25,359,814 Ordinary Shares outstanding as of June 25, 2008.

(2) Whitebox Advisors, LLC is the general partner of Whitebox Hedged High Yield Partners LP and Whitebox Intermarket Partners, LP and the manager of Guggenheim Portfolio Company XXXI, LLC and may be deemed to beneficially own all of the Ordinary Shares beneficially owned by each of such entities. Andrew Redleaf is the Chief Executive Officer and managing member of Whitebox Advisors LLC and as such has sole voting and dispositive power with respect to the securities held by such entities and may therefore also be deemed to beneficially own all of the Ordinary Shares reported as beneficially owned by Whitebox Advisors, LLC.

(3) The convertible note and warrants held by the shareholder provide that no conversion or exercise may be effected to the extent it would result in such shareholder holding in excess of 9.99% of our outstanding capital stock. The number in the above table under the heading “Number of Shares” and the percentage set forth in the above table under the heading “Percentage of Shares Beneficially Owned” do not reflect such limitations. The inclusion of any amount in the above table is not an admission by any person that the shareholder beneficially owns shares in excess of the maximum amount which would be beneficially owned by such person under such limitations.

(4) Includes 1,822,284 shares issuable upon conversion of convertible notes of the Company and 1,355,279 shares issuable upon exercise of warrants.

(5) Includes 393,900 shares issuable upon exercise of warrants. Sandelman Partners, LP is the investment manager of Sandelman Partners Multi-Strategy Master Fund, Ltd. Sandelman Partners GP, LLC is the general partner of Sandelman Partners, LP. Jonathan Sandelman is the managing member of Sandelman Partners GP, LLC. Each of Sandelman Partners, LP, Sandelman Partners, GP, LLC and Jonathan Sandelman disclaims beneficial ownership of the shares registered hereunder, except to the extent of its or his pecuniary interest in such securities.

(6) Includes 498,487 shares issuable upon exercise of warrants.  MHR Institutional Advisors III LLC, a Delaware limited liability company (“Institutional Advisors III”), is the general partner of MHR Institutional Partners III LP. Mark H. Rachesky, MD is the managing member of Institutional Advisors III. MHR Fund Management LLC a Delaware limited liability company (“Fund Management”), is an affiliate of and has an investment management agreement with MHR Institutional Partners III LP and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the Company’s securities held for the account of MHR Institutional Partners III LP. Each of Institutional Advisors III, Fund Management and Dr. Rachesky (i) may be deemed to beneficially own (as determined in accordance with Rule 13d-3 of the Exchange Act) the securities held for the account of MHR Institutional Partners III LP and (ii) may be deemed to have (x) the sole power to direct the disposition of such securities and (y) the sole power to direct the voting of such securities.

(7) Includes 440,778 shares issuable upon conversion of a convertible note of the Company and 1,091,246 shares issuable upon exercise of warrants.

(8) Includes 1,454,545 shares issuable upon conversion of a convertible note of the Company and 881,818 shares issuable upon exercise of warrants. The Board of Directors of Deutche Bank AG has voting control and investment discretion over securities held by Deutsche Bank AG.

(9) Includes an aggregate of 766,263 shares issuable upon exercise of warrants.

(10) Luxor Capital Group, LP is the Investment Manager of the following entities and may be deemed to beneficially own all of the shares beneficially owned by each the following entities: Luxor Capital Group, Partners – 495,214 shares; Luxor Capital Partners Ofshore, Ltd. – 964,401 shares; LCG Select LLC – 130,448 shares; LCG Select Offshore, Ltd. – 600,295 shares; Luxor Spectrum LLC – 4,755 shares; Luxor Spectrum Offshore, Ltd. – 32,709 shares; and Atlas Master Fund, Ltd – 76,903 shares. Included among the foregoing shares are an aggregate of 766,263 shares issuable to the foregoing entities upon exercise of warrants. The general partner of Luxor Capital Group, LP is Luxor Management, LLC. Christian Leone owns 99% of each of Luxor Management, LLC and Luxor Capital Group, LP and may be deemed to beneficially own all of the shares of the Company beneficially owned by Luxor Capital Group, LP.

(11) Includes 371,879 shares issuable upon conversion of convertible notes of the Company and 474,327 shares issuable upon exercise of warrants. Colin Smith is the Chief Executive Officer and managing general partner of Deephaven Capital Management, LLC, which is the investment manager for Deephaven Growth Opportunities Subfund Trading, Ltd. As such, Mr. Smith has sole voting and investment power with respect to the securities owned by Deephaven Growth Opportunities Subfund Trading, Ltd. and may be deemed to beneficially own such securities. However, Mr. Smith disclaims such beneficial ownership, except to the extent of his pecuniary interest, if any, therein.

(12) 287,973 shares issuable upon exercise of warrants. MHR Advisors LLC, a Delaware limited liability company (“MHR Advisors”), is the general partner of MHR Capital Partners Master Account LP. Mark H. Rachesky, MD is the managing member of MHR Advisors. MHR Fund Management LLC a Delaware limited liability company (“Fund Management”), is an affiliate of and has an investment management agreement with MHR Capital Partners Master Account LP and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the Company’s securities held for the account of MHR Capital Partners Master Account LP. Each of MHR Advisors, Fund Management and Dr. Rachesky (i) may be deemed to beneficially own (as determined in accordance with Rule 13d-3 of the Exchange Act) the Company’s securities held for the account of MHR Capital Partners Master Account LP and (ii) may be deemed to have (x) the sole power to direct the disposition of such securities and (y) the sole power to direct the voting of such securities.

(13) Includes 205,564 shares beneficially owned by Goldman Sachs International, including 114,939 shares issuable to Goldman Sachs International upon exercise of warrants Also includes 561,082 shares issuable to Goldman, Sachs & Company upon exercise of warrants. Goldman Sachs Group, Inc. owns all of the equity interests of both Goldman, Sachs & Company and Goldman Sachs International and may be deemed to beneficially all of the shares beneficially owned by such entities. The voting and dispositive power with respect to the securities owned by Goldman Sachs Group, Inc. is exercised by its Board of Directors.

None of our shareholders have different voting rights from other shareholders.

To our knowledge, as of December 31, 2007 a total of 4,567,486 or 49.45% of our outstanding Ordinary Shares as of such date were beneficially owned by United States residents, and there were 17 record holders of our Ordinary Shares resident in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

7.B. Related Party Transactions

On June 8, 2006, Comanche Corporation was incorporated in the Cayman Islands and each of our founders, Thomas Cauchois and Alicia Noyola, were issued one ordinary share of Comanche Corporation. On April 2, 2007 we acquired such two ordinary shares (which shares constituted all of the outstanding shares of Comanche Corporation) from Thomas Cauchois and Alicia Noyola in exchange for the issuance to each of Mr. Cauchois and Ms. Noyola of 1,145,408 of our Ordinary Shares. As a result of such exchange, Comanche Corporation became our wholly owned subsidiary. At the time of the exchange and as of the date of this Report, Comanche Corporation was and is the sole member of Comanche Clean Energy, LLC a Delaware limited liability company (“Comanche LLC”), which is a holding company for Comanche Participaçoes do Brasil Ltda. (“Comanche Participaçoes”), which is in turn a holding company for certain Brazilian companies through which we conduct our operations. Information concerning such companies is discussed below.

Prior to its acquisition by Comanche LLC, Comanche Participaçoes was owned by Palatum Investments, LLC (“Palatum”), a company owned by Thomas Cauchois and Alicia Noyola.  On July 10, 2006 Palatum transferred ownership of Comanche Participaçoes to Comanche LLC for a Note Payable in the principal amount of $781,000, which is the amount that Palatum had invested in Comanche Participaçoes.  This note bears interest at an annual rate of 9% and is repayable on demand.

In April 2007 our indirect subsidiary, Comanche Biocombustiveis de Canitar Ltda., acquired certain of the assets of Ouro Verde Participações S/A relating to our Canitar facility, including buildings, land, environmental license and some used cane processing equipment. Jose Ricardo Kume, our Vice President-Operations-Brazil and General Manager Biodiesel, and Alexandre Tadeu Kume, our Vice President and General Manager-CEO Brazil are the principal shareholders of Ouro Verde Participações S/A The purchase price for the assets after purchase price adjustments and closing costs was approximately $7.1 million. The purchase price includes cash paid, the issuance to the seller of 165,049 of our Ordinary Shares, receivables forgiven and liabilities assumed. Of the cash purchase price, approximately $150,000 remains to be paid.

In April 2007 we issued 844,660 of our Ordinary Shares to Castanhera Acquisition Company, LLC, a limited liability company of which 40% of the voting interests are owned by each of Alexandre Tadeu Kume and Jose Ricardo Kume, in consideration of consulting services rendered to us in connection with the acquisitions of Bahia and Santa Anita.

In connection with negotiations to acquire the Canitar facility, Comanche Participações advanced approximately $1,852,000 to the company formerly operating the facility. These funds were used primarily to reduce indebtedness of such company and to enable the company to secure the purchase of 17,946 tons of sugar cane for the 2006 harvest. To fund such advances as well as other operations, during 2006 the Company obtained advances from Thomas Cauchois, and affiliated companies controlled by Thomas Cauchois and Alicia Noyola. The outstanding amounts of such advances as of December 31, 2007 are set forth below. The loans accrue interest at rates of 6% to 9% annually and are repayable on demand.

		Interest Rate
Palatum Investments, LLC	$468,000	9%
Octet Data Centers Participações	$870,000	6%

Greenwich Administrative Services, LLC	$320,000	9%
	$1,658,000

GAS, an affiliate of Thomas Cauchois and Alicia Noyola, who are each directors of and are respectively, our Chairman and Vice Chairman, performs certain financial, bookkeeping, compliance and assistance with auditing for us at its cost plus 7.5%. In the performance of its services to us in 2007 GAS utilized the services of Thomas Cauchois, Alicia Noyola and Peter Laudano, as well as administrative staff. Mr. Laudano is our Vice President Investor Relations and Accounting. During 2007, GAS allocated and accrued for Mr. Cauchois, Ms. Noyola and Mr. Laudano, an aggregate of $441,00 in compensation (including contributions to a 401(k) plan and payment of insurance premium, but not including payment of payroll taxes) for services rendered by such persons to us. In 2007 we did not pay any compensation directly to such persons. The aggregate amount of compensation we paid to our directors and executive officers in 2007 was approximately $878,000.

7.C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

8.A. Consolidated Statements and Other Financial Information

The Company’s consolidated financial statements are stated in U.S. Dollars (US$) and are prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”).

The financial statements as required under Item 18 of Form 20-F are attached hereto and found immediately following the text of this Annual Report. The audit report of BDO Trevisan Auditores Independentes are included herein immediately preceding the financial statements.

8.A.7. Legal/Arbitration Proceedings

The Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.A.8. Policy on dividend distributions

We do not have any policy regarding distribution of dividends, although we do not intend to declare or pay any dividends in the foreseeable future.

8.B. Significant Changes

Since December 31, 2007 there has not been any significant change in the Company’s financial condition.

Item 9. The Offer and Listing

There is no offer associated with this Annual Report.

Item 10. Additional Information

10.A Not applicable

10.B. Memorandum and Articles of Association

The section of the Company’s Registration Statement on Form F-1 (Registration No. 333-143914) entitled “Summary of the Memorandum and Articles of Association of the Company” is in its entirety incorporated by reference herein.

10.C.  Material Contracts

        The following descriptions of the material provisions of the referenced agreements do not purport to be complete and are subject to, and qualified in their entirety by reference to, the agreements which have been filed as exhibits to this report.

For a description of our Employment Agreements with Thomas Cauchois, Alicia Noyola, Tadeu Kume, Ricardo Kume and Joao Pesciotto see “Item 6B. Compensation- Compensation of Directors and Senior Management.”

For a description of all of the securities purchase agreements we have entered into since our inception, see “Item 4.A History and Development of the Company- Recent Placements of Securities.”

For a description of the Amended and Restated Registration Rights Agreement dated as of June 18, 2008 among us and the holders of the securities purchased pursuant to all of the securities purchase agreements see “Item 4.A History and Development of the Company- Recent Placements of Securities.”

In April, 2007, we closed acquisition transactions for the Santa Anita facility, for agricultural land and for the industrial plant at Canitar, and for the Bahia facility, pursuant to acquisition agreements for assets or for stock. Except in the case of Canitar, where a deferred acquisition payment remains to be made, and except for sellers’ indemnities with respect to all of the acquisitions, such acquisition contracts have been performed. For a description of certain additional terms of the acquisition agreements we entered into in April 2007 with respect to our acquisitions of Canitar, Santa Anita and Bahia, see “Item 4.A History and Development of the Company – Acquisition.”

The Canitar subsidiary is party to various contracts for the supply and installation of industrial components of its expanded facility.

10. D. Exchange Controls

Law No. 4,131, of September 03, 1962, as amended, regulates foreign investments in Brazil. This law requires that foreign investments in Brazil be registered with the Brazilian Central Bank to enable foreign remittance of profits and/or interest on equity to the relevant foreign investors, and repatriation of foreign capital invested in Brazil.

Foreign investments made privately in Brazilian entities (so-called "direct investments") are subject to registration with the Brazilian Central Bank's electronic system pursuant to Central Bank of Brazil's Circular No. 2997/2000, as amended.

The registration of foreign investment in Brazilian entities with the Brazilian Central Bank's electronic system constitutes an obligatory requirement for remittances abroad as distribution of profits and/or interest on equity, and repatriation of the capital invested. Such remittances, which are also subject to prior registration with the Brazilian Central Bank's electronic system, may be made by means of a foreign exchange contract between the Brazilian company remitting the funds and a Brazilian commercial bank duly authorized to operate in the foreign exchange market. Such foreign exchange contract reflects the exchange of Brazilian currency into foreign currency, at the rate agreed with the Brazilian commercial bank.

Under current Brazilian legislation, the federal government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. In certain occasions in the past, particularly in the 1980's, the federal government established restrictions for the outflow of funds from Brazil. There can be no assurance that the federal government will not impose similar restrictions on foreign repatriations in the future.

The likelihood of the imposition of such restrictions by the Brazilian government may be affected by, among other factors, the extent of Brazil’s foreign currency reserves, the availability of sufficient foreign currency on the date a payment is due, the size of Brazil’s debt service burden relative to the economy as a whole, Brazil’s policy towards the International Monetary Fund and political constraints to which Brazil may be subject.

See Item 3D. “Risk Factors—Risks of the Brazilian Economy.”

10. E. Taxation

Investors should consult their own tax advisor regarding the specific tax consequences of owning and disposing of our common shares, including eligibility for the benefits of any treaty for the avoidance of double taxation, the applicability or effect of any special rules to which they may be subject, and the effect of any state, local, or other tax laws.

Brazilian Tax Considerations

The following is a summary of tax issues that affect foreign investment in Brazil businesses and is based on the Brazilian tax regulations as presently in effect and does not take into account possible future changes in such tax laws.

General Comments

Brazilian companies are taxed in Brazil on the basis of their worldwide income (which includes earnings of Brazilian companies’ foreign subsidiaries, branches and affiliates). In general terms, branches and representative offices of foreign companies in Brazil are taxed as Brazilian legal entities with respect to the business carried out in Brazil.

The earnings of non-Brazilian residents in general are taxed in Brazil only when derived from Brazilian sources. Exception is made to capital gains earned by foreign residents with respect to assets located in Brazil. In such case, the legislation in force in being interpreted in the sense that the Brazilian withholding income tax -WHT shall apply regardless of whether the payment is made from a Brazilian source or not. In such case, the responsibility for collecting the WHT is assigned to buyer’s attorney in fact.

Payment of dividends and interest on equity/ Repatriation of investments

Dividends distributed by Brazilian companies to resident or non-resident shareholders or partners, based on profits earned as from January 1, 1996, are exempt from Brazilian withholding income tax. Profits and dividends realized prior to January 1, 1996 are still subject to income tax at the rates prevailing within the year the profits are generated. Prior to 1996, dividends and profits distributed were subject to a fifteen percent (15%) withholding income tax (IRRF), withheld by the company, except for distribution to residents of Japan, in which a Brazilian tax treaty provides for a 12.5 % rate.

Alternatively to the distribution of dividends, Brazilian companies may remunerate its equity holders through the payment of interest on equity, provided that the company has retained or current-year earnings. The total amount of interest on equity that can be paid or credited is subject to limits provided in Brazilian tax law. The Brazilian companies may deduct the interest on equity paid or credited as operational expenses for the purposes of corporate income taxes. A fifteen percent (15%) withholding income tax is levied on the amount of interest on equity paid, accrued to the equity holders, or capitalized (25% rate for low tax jurisdictions).

When the foreign investor sells shares or quotas in the Brazilian venture or when the Brazilian company reduces its capital or is liquidated, the foreign-registered investment can be repatriated in the relevant foreign currency free of taxes up to the amount of foreign currency registered with the Central Bank. If the foreign investor withdraws from its Brazilian subsidiary by assigning its quotas/shares for an amount exceeding that registered with the Central Bank, the exceeding amount is considered a capital gain and shall be subject to withholding income tax at a 15% rate (25% for low tax jurisdictions). Nevertheless, the exceeding amount may be remitted abroad in case of a local sale. Remittances of sale prices exceeding the net worth value (“valor patrimonial”) of the Brazilian company sold must be supported by an appraisal report. There is also a discussion on whether the calculation of the capital gain should be made taking into consideration the basis in foreign currency without monetary correction or in the Brazilian currency acquired by the foreign investor by the time the foreign investment was made, indexed by monetary correction until 1996.

Tax treaties

There is currently no tax treaty in place between Brazil and the United States nor between Brazil and the Cayman Islands.

Brazil has entered into numerous tax treaties with other countries, to provide relief from double taxation on international transactions. To date, Brazil has executed treaties with Argentina, Austria, Belgium, Canada, China, Chile, Czech Republic and Slovakia Republic, Denmark, Ecuador, Finland, France, Hungary, India, Israel, Italy, Japan, Korea, Luxembourg, the Netherlands, Norway, the Philippines, Portugal, Spain, Sweden, Paraguay*, Mexico and Ukraine (* Pending publication of the Executive Decree).

Low-tax jurisdictions

The Brazilian Federal Revenue Department has listed some locations considered to be low-tax jurisdictions for Brazilian tax purposes. Current regulations list the Cayman Islands. Low-tax jurisdictions are defined for Brazilian tax purposes as jurisdictions that do not tax income or tax it at a maximum rate lower than 20%. Payments of certain types of income to entities in low-tax jurisdictions are subject to a higher withholding tax rate of 25% (15% usually applies), with few exceptions (such as payment of operational lease fees abroad-15% and payment of interest fees related to the financing of Brazilian exports - 0%). Transactions between a Brazilian resident and a company resident in a low-tax jurisdiction are subject to Brazilian transfer pricing rules, irrespective of whether the two parties qualify as associated companies.

Normative Ruling 188/2002, issued by the Brazilian tax authorities, expressly lists jurisdictions that are deemed to be low-tax jurisdictions, to wit: American Samoa, American Virgin Islands, Andorra, Anguilla, Antigua, Aruba, Bahamas, Bahrain, Barbados, Barbuda, Belize, Bermuda Islands, British Virgin Islands, Campione D'Italia, Cayman Islands, Channel Islands (Alderney, Guernsey, Jersey, and Sark), Dominica, Cook Islands, Costa Rica, Cyprus, Djibouti, Saint Kitts & Nevis, Gibraltar, Grenada, Hong Kong, Isle of Man, Labuan, Lebanon, Liberia, Liechtenstein, Luxembourg (with respect to holding companies existed under Luxembourg Law of July 31,1929), Macao, Madeira Islands, Maldives, Malta, Mauritius Islands, Marshall Islands, Monaco, Monserrat Islands, Nauru, Netherlands Antilles, Niue Islands, Occidental Samoa, Oman, Panama, Santa Lucia, Saint Vincent & Grenadines, San Marino, Seychelles, Singapore, Tonga, Turks & Caicos Islands, United Arab Emirates and Vanuatu.

Withholding Income Tax on payments abroad

In general, payments made to non-residents are subject to withholding income tax in Brazil. As a general rule, interest, fees, commissions and any other income payable by a Brazilian obligor to an individual, company, entity, trust or organization domiciled outside Brazil is considered derived from Brazilian sources and is therefore subject to income tax withheld at the source. Brazilian tax laws expressly authorize the paying source to pay the income or earnings net of taxes and, therefore, to assume the cost of the applicable tax. The WHT should be withheld when the income is paid, credited, used on behalf of or effectively remitted to a non-resident, whichever first occurs. The tax is generally based on gross payments (i.e., without any deductions). The general WHT rate is 15% (25% rate may apply to certain activities such as non-technical services).

Corporate Income Taxes applicable to Brazilian companies

Most business entities are required to pay corporate income tax (IRPJ).The IRPJ is computed at fifteen percent (15%) rate on adjusted net income. Annual net income in excess of R$240,000.00 is also subject to a surtax of ten percent (10%). According to Law No. 9,430, of December 30, 1996, taxpayers may opt to calculate the IRPJ on a quarter or annual basis. If the IRPJ is calculated quarterly, it is also payable on a quarterly basis. Over the quarter net income, a fifteen percent (15%) rate is applied, plus a ten percent (10%) surtax on net income exceeding R$60.000,00 per quarter. If the IRPJ is calculated annually, taxpayers are required to anticipate monthly payments of IRPJ, calculated over estimated income. For most companies, such monthly estimated income corresponds to eight percent (8%) of the total monthly gross revenues plus capital gains and other revenues and positive results incurred by the company. Such percentage ranges from 8% to 32%, depending on the activity performed by the taxpayer. Over this tax basis, the fifteen percent (15%) rate applies, plus the ten percent (10%) surtax on estimated income exceeding approximately R$20,000.00 per month. When the annual method of calculation is adopted, with payment of monthly anticipations, at the end of the year, the entities must either pay or request reimbursement for the difference between the amount paid monthly and that calculated on annual income.

Net operating losses (“NOLs”) generated in a given period can offset taxable income of the subsequent period, limited to thirty percent (30%) of taxable income (i.e., for each R$ 1.00 of income, R$0.70 must be subject to taxation, regardless of the existing amount of NOL).Tax losses may be carried forward, without statute of limitation.

Another used method of calculating income tax is the presumed method (apuração de imposto de renda por  lucro presumido). In this case, the income tax is calculated on a quarterly basis and for most activities, the tax basis corresponds to eight percent (8%) of gross revenues. There are other applicable rates to calculate presumed income related to certain specific activities (e.g., thirty-two percent [32%] for most service activities). Over the presumed income, income tax rates of fifteen percent (15%) and ten percent (10%) surtax levied on presumed income exceeding R$60,000.00 per quarter are applied. If the presumed method of taxation is adopted, the taxpayer is not subject to any adjustment according to annual actual income. Among other requirements for eligibility the Brazilian company’s revenues earned in the previous taxable year must not exceed R$48,000,000.00.

In addition to the Corporate Income Tax, Brazilian companies are subject to the Social Contribution on Net Profits (“CSLL”), which is in fact a true corporate income tax surcharge. The CSLL applies for most entities at a rate of nine percent (9%). Financial institutions and insurance companies are subject to the CSLL at a 15% rate. The reason why it is levied separately is that it is specifically allocated to the social security system. Most rules concerning book and presumed profit methods also apply to CSLL (the CSLL basis in the presumed profit method may be different from the one applicable to the Corporate Income Tax).

Other taxes that Brazilian companies are subject to that may be relevant to foreign investors

· Tax on Credit, Exchange, Insurance and Securities Transactions (IOF): the IOF is generally imposed on foreign currency exchange transactions, among other transactions, at a 0.38% rate. Different rates and IOF exemptions might be applicable depending on the specific nature of the transaction.

· Other Brazilian taxes: Brazil charge taxes over company’s gross turn-over, sale of goods, manufacturing of goods, services, property, transfer of property, transportation, importation, exportation, among other activities.

U.S. Federal Income Tax Considerations

Passive Foreign Investment Company Rules

Special adverse U.S. federal income tax rules apply to direct and indirect distributions received by U.S. Holders with respect to a “passive foreign investment company” (“PFIC”), and to direct and indirect sales, exchanges and other dispositions, including pledges, of shares of stock of a PFIC. A non-U.S. corporation will be classified as a PFIC for any taxable year in which at least 75% of its gross income (including a pro rata share of the gross income of any company in which the Company is considered to own twenty five (25) percent or more of the shares by value) for the taxable year is passive income or at least 50% of its gross assets (including a pro rata share of the assets of any company of which the Company is considered to own twenty five (25) percent or more of the shares by value) during the taxable year, based on a quarterly average of the assets by value, produce passive income or are held for the production of passive income.

Based on the current composition of the Company and its subsidiaries’ income and the market value and composition of the Company and its subsidiaries’ assets, the Company does not anticipate that it or any of its subsidiaries were classified as a PFIC for the year ended December 31, 2007, nor does it anticipate that it or any of its subsidiaries will be classified as a PFIC for the current or future taxable years. However, a non-U.S. corporation’s status as a PFIC is an inherently factual determination that is made annually based on the composition of the corporation’s income and assets. The Company cannot assure you that it or any of its subsidiaries will not be considered a PFIC for any future taxable year. Specifically, the Company or its subsidiaries may periodically, after a financing, have a significant amount of cash and other assets that are or may be considered passive assets for PFIC purposes, depending on, among other factors, how soon and in what assets the Company or its subsidiaries invests these amounts.

If the Company is a PFIC for any taxable year during which a U.S. Holder held Ordinary Shares, certain adverse consequences could apply to such U.S. Holder. Each U.S. Holder, in the absence of certain elections, including an election by such holder to treat the Company as a “qualified electing fund” (a “QEF Election”), would, upon certain distributions by the Company or upon disposition of the Ordinary Shares (possibly including a disposition by way of gift or exchange in a corporate reorganization, or the grant of the Ordinary Shares as security for a loan) at a gain, be liable to pay U.S. federal income tax at the highest tax rate on ordinary income in effect for each period to which the income is allocated plus interest on the tax, as if the distribution or gain had been recognized ratably over the U.S. Holder’s holding period for the Ordinary Shares while the Company was a PFIC. Additionally, the Ordinary Shares of a decedent U.S. Holder who failed to make a QEF Election will generally be denied the normally available step-up of the tax basis for such Ordinary Shares to fair market value at the date of death and, instead, would have a tax basis equal to the decedent’s tax basis, if lower, in the Ordinary Shares. The availability of a QEF Election is dependent in part on the Company making available certain financial information and allowing a U.S. Holder to inspect and copy certain books, records and other documents. No assurances can be made that the Company will make any such information available or allow a U.S. Holder to inspect and copy any such materials.

In addition, special rules would apply to a U.S. Holder of the Ordinary Shares for any taxable year in which the Company is a PFIC and has one or more subsidiaries that is also a PFIC (a “Subsidiary PFIC”). In such case, a U.S. Holder of the Ordinary Shares generally would be deemed to own its proportionate interest in any Subsidiary PFIC and be subject to the PFIC rules with respect to such Subsidiary PFIC regardless of the percentage ownership of such U.S. Holder in the Company. If a subsidiary of the Company is a PFIC and a U.S. Holder does not make a QEF election as to such subsidiary, as described above, the U.S. Holder could incur liability for the deferred tax and interest charge described above if the Subsidiary PFIC makes a distribution, or an interest in the Subsidiary PFIC is disposed of in whole or in part, or the U.S. Holder disposes of all or part of its Ordinary Shares.

Due to the complexity of the PFIC rules, a shareholder should consult its own tax advisor regarding the application of the PFIC rules to its particular circumstances.

For purposes of this summary, a “U.S. Holder” means a beneficial owner of Ordinary Shares that is, for U.S. federal income tax purposes: an individual citizen or resident of the U.S.; a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or any state thereof or the District of Columbia; any entity created or organized in or under the laws of any other jurisdiction if treated as a domestic corporation pursuant to U.S. federal income tax laws; an estate the income of which is subject to U.S. federal income taxation regardless of its source; a trust (i) the administration of which is subject to the primary supervision of a court in the U.S. and for which one or more U.S. persons have the authority to control all substantial decisions or (ii) that validly elects to be treated as a U.S. person within the meaning of section 7701(a)(30) of the Code for U.S. federal income tax purposes; or a trust in existence on August 20, 1996, and treated as a domestic trust (as defined in applicable Treasury regulations) prior to such date, and that has elected to continue to be treated as a domestic trust.

Cayman Islands Tax Considerations

The Government of the Cayman Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the Company’s Ordinary Shares.  The Cayman Islands are not party to any double taxation treaties.

The Company has obtained an undertaking from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on the shares, debentures or other obligations of the Company or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by the Company to its shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of the Company.

10.F.  Dividends and Paying Agents

Not required.

10.G. Statement by Experts

Not required

10.H. Documents on Display

We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers and, in accordance with these requirements, we file reports with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.
You may read and copy any documents that we file with the SEC, including this Report and the related exhibits, without charge at the Securities and Exchange Commission’s public reference room at 100 F Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the public reference room of the Commission at 100 F Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. In addition, the documents incorporated by reference into this Report are publicly available through the web site maintained by the Securities and Exchange Commission at www.sec.gov.

10. I Subsidiary Information

Please refer to Item 4.C. of this Annual Report.

Item 11. Quantitative and Qualitative Disclosure about Market Risk

Foreign Exchange Risk

As of December 31, 2006, Simões had foreign currency exchange rate risk in that it had exposure to the value of the Brazilian Real versus the U.S. Dollar. Simões invoices its sales in Reais, but the Company uses the U.S. dollar as the reporting and functional currency for its financial statements. The results of Simões are translated from Reais into U.S. dollars upon consolidation. When the U.S. dollar strengthens against the Brazilian Real, net sales and net income may decrease. In addition, some of the debt obligations of Simões are denominated in U.S. dollars on the Company’s financial statements. Thus, to the extent that there is a devaluation in the Real, the cost of repaying that obligation would increase in Real terms.

The Brazilian currency has historically suffered frequent devaluations. The Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. We are subject to risk brought about by the possibility of a devaluation of the real or a decline in the rate of exchange of U.S. dollars for Reais. Unless we fully hedge this devaluation risk, any decrease in the value of the real relative to the U.S. dollar could have a material adverse effect on our business and results of operations.

Interest Rate Risk

As of December 31, 2006, Simões had fixed and floating rate indebtedness, and, therefore, was exposed to market risk as a result of changes in interest rates. 98%, or US$1.652 million, of Simões’ consolidated total debt outstanding of US$1.675 million at December 31, 2006 was floating rate debt, with the rest bearing interest at a fixed rate. Interest rate risk is the effect on our financial results resulting from an increase in interest rates on our variable rate debt indexed to the London Interbank Offered Rate, or “LIBOR”. Based on the amount of Simões floating-rate indebtedness at December 31, 2006, we believe that a hypothetical 10% increase in interest rates would have increased Simões’ interest expense by US$.017 million in fiscal year 2007.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

Thomas Cauchois, who is both our Chairman (our principal executive officer) and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 15d-15(e) of the Exchange Act) as of December 31, 2007, has concluded that, as of such date, our disclosure controls and procedures were effective in timely alerting him of any material information relating to us that is required to be disclosed by us in the reports we file or submit under the Exchange Act.

Internal Control Over Financial Reporting

We maintain disclosure controls and procedures (as defined in Rule 15d-15(e) of the Exchange Act) designed to provide reasonable assurance that the information required to be reported in the Exchange Act filings we make is recorded, processed, summarized and reported within the time periods specified and pursuant to the regulations of the Securities and Exchange Commission, including controls and procedures designed to ensure that this information is accumulated and communicated to our management, including our Chairman and Chief Financial Officer, as appropriate, to allow timely decisions regarding the required disclosure.

 This Annual Report does not include a report of our management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

During the period covered by this Annual Report, there have been no significant changes in our internal control over financial reporting (as defined in Rule 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our Board of Directors will form certain Committees including an Audit Committee. If we proceed with a listing of our Shares on Nasdaq, each member of the Audit Committee will be determined by the Board of the Directors to be “independent” within the meaning of Nasdaq Rule 4200(a)(15) and, in addition, each member of the Audit Committee will be “independent” and possess adequate financial skills within the meaning of applicable rules and regulations of the Securities and Exchange Commission regarding the independence of audit committee members. We will also retain a director to serve on the Audit Committee who is an audit committee financial expert as defined in Item 16A(b) of Form 20-F. However, none of our directors currently qualifies as such.

Item 16B. Code of Ethics

We have not yet adopted a Code of Ethics for our executive officers. We intend to adopt a Code of Ethics applying to such persons during fiscal year 2008.

Item 16C. Principal Accountant Fees and Services.

BDO Trevisan has served as our independent auditors for 2006 and 2007. These accountants billed the following fees to us for professional services in each of those fiscal years:

	2007		2006
Audit Fees	$161,000		$60,000
Audit-Related Fees	—		—
Tax Fees	—		—
All Other Fees	68,000	*	39,000	*
Total	$229,000		$99,000

* Due diligence studies in connection with the acquisitions.

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

“Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. These fees include mainly accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

“Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance, tax advice, other than in connection with the audit. Tax compliance involves preparation of original and amended tax returns, tax planning and tax advice.

“All Other Fees” are the aggregate fees billed for products and services, other than the services reported on the preceding lines.

We do not currently have an Audit Committee. However, the engagements of our independent accountant to perform all of the audit and non-audit services to us in the last two fiscal years were pre-approved by our Board of Directors.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

PART III

Item 17. Financial Statements.

We have responded to Item 18 in lieu of this item.

Item 18. Financial Statements.

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

Item 19. Exhibits.

Exhibit Number	Description of Exhibit
1.1
Memorandum of Association of the Company. Incorporated by reference to Exhibit 1.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-143914), as amended, initially filed with the SEC on June 20, 2007 (the “F-1”).

1.2	Articles of Association of the Company. Incorporated by reference to Exhibit 1.2 to the F-1.

1.3	Certificate of Formation of Comanche Clean Energy, LLC. Incorporated by reference to Exhibit 1.3 to the F-1.

1.4	Operating Agreement of Comanche Clean Energy, LLC. Incorporated by reference to Exhibit 1.4 to the F-1.

2.1	Form of Secured Convertible Note of the Company. Incorporated by reference to Exhibit 4.1 to the F-1.

2.2	Form of Warrants to Purchase Ordinary Shares of the Company. Incorporated by reference to Exhibit 4.2 to the F-1.

2.3	Form of Cash Bridge Note. Incorporated by reference to Exhibit 4.3 to the F-1.

2.4	Form of Equity Bridge Note. Incorporated by reference to Exhibit 4.4 to the F-1.

2.5	Form of Senior Secured 12.5% Note due June 2013.*

2.6	Form of Series 2008A Warrant.*

2.7	Form of Series 2008B Warrant.*

2.8	Form of Series 2008C Warrant.*

4.1
Form of Securities Purchase Agreement (Shares and Warrants) dated as of March 30, 2007 between the Company and the buyers set forth in the Schedule of Buyers attached thereto . Incorporated by reference to Exhibit 10.1 to the F-1.

4.2
Form of Securities Purchase Agreement (Notes and Warrants) dated as of March 30, 2007 between the Company and the buyers set forth in the Schedule of Buyers attached thereto . Incorporated by reference to Exhibit 10.2 to the F-1.

4.3	Amended and Restated Registration Rights Agreement dated as of June 18, 2008 between the Company and certain security holders.

4.4	Lockup Agreement between the Company and certain shareholders. Incorporated by reference to Exhibit 10.4 to the F-1.

4.5	Pledge Agreement, dated April 3, 2007 between Comanche Cayman and Tri-State Title & Escrow, LLC. Incorporated by reference to Exhibit 10.5 to the F-1.

4.6
Purchase and Sale Private Instrument and Other Adjustment dated March 14, 2007 among FJJ Empreendimentos e Participacoes Ltda., Netoil Intermediacao de Negocios Ltda., Ouro Verde Participacoes S/A and Comanche Participacoes do Brasil Ltda. Incorporated by reference to Exhibit 10.6 to the F-1.

4.7
Private Instrument of Purchase and Sale and Other Agreements dated November 9, 2006 among IBR Inoquimica do Brasil Ltda., Hilton Barbosa Lima, Thiago Barbosa Lima and HBL Participacoes e Empreendimentos Ltda. Incorporated by reference to Exhibit 10.7 to the F-1.

4.8
Private Instrument of Purchase and Sale and Other Agreements dated February 14, 2007 among Francisco Ligeiro, Alice Maria Furlaneto Ligeiro and Comanche Participacoes do Brasil Ltda. Incorporated by reference to Exhibit 10.8 to the F-1.

4.9
Contract of Purchase and Sale and Other Settlements dated December 27, 2006 among Univen Petroquimica Ltda., Werner Jose Brancaglion Rottgering, Eunice Granato Quecine, Luciana Simões de Almeida Kfouri, Jairo Simões de Almeida, Fábio Simões de Almeida, Destilaria de Alcool Simoes Ltda., Vibrapar Participacoes Ltda., Cecilia Sansigolo Simoes de Almeida and Comanche Participacoes do Brasil Ltda. Incorporated by reference to Exhibit 10.9 to the F-1.

4.10
Supplement to Contract of Purchase and Sale and Other Settlements dated February 12, 2007 among Univen Petroquimica Ltda., Werner Jose Brancaglion Rottgering, Eunice Granato Quecine, Luciana Simões de Almeida Kfouri, Jairo Simões de Almeida, Fábio Simões de Almeida, Destilaria de Alcool Simoes Ltda., Vibrapar Participacoes Ltda., Cecilia Sansigolo. Incorporated by reference to Exhibit 10.10 to the F-1.

4.11
Addition, dated March 13, 2007 to Private Instrument of Purchase and Sale and Other Agreements among IBR Inoquimica do Brasil Ltda., Hilton Barbosa Lima, Thiago Barbosa Lima and HBL Participacoes e Empreendimentos Ltda. Incorporated by reference to Exhibit 10.11 to the F-1.

4.12
Private Contract of Advisory Services and Other Settlements, dated November 2, 2006 among Castanheira Acquisition Company LLC, the Company and Comanche Participacoes do Brasil Ltda. Incorporated by reference to Exhibit 10.12 to the F-1.

4.13	Charge over Shares in Comanche Corporation dated April 3, 2007. Incorporated by reference to Exhibit 10.13 to the F-1.

4.14	Quota Pledge Agreement dated April 3, 2007 among Comanche Clean Energy, LLC and Tri-State Title & Escrow, LLC. Incorporated by reference to Exhibit 10.14 to the F-1.

4.15	Amendment No. 1 dated June 15, 2007 to Securities Purchase Agreement (Notes and Warrants), dated as of March 30, 2007. Incorporated by reference to Exhibit 10.15 to the F-1.

4.16	Amendment No. 1 dated June 15, 2007 to Securities Purchase Agreement (Shares and Warrants) dated as of March 30, 2007. Incorporated by reference to Exhibit 10.16 to the F-1.

4.17	Fixed Rate Note, dated July 14, 2006 from Comanche Corporation to Citlali, LLC. Incorporated by reference to Exhibit 10.17 to the F-1.

4.18	Fixed Rate Note dated January 25, 2007 from Comanche Corporation to Alicia Noyola. Incorporated by reference to Exhibit 10.18 to the F-1.

4.19	Fixed Rate Note dated November 20, 2006 from Comanche Corporation to Thomas Cauchois. Incorporated by reference to Exhibit 10.19 to the F-1.

4.20	Fixed Rate Note dated July 7, 2006 from Comanche Corporation to Palatum Investments, LLC. Incorporated by reference to Exhibit 10.20 to the F-1.

4.21	Employment Agreement dated March 1, 2007 between the Company and Thomas Cauchois. Incorporated by reference to Exhibit 10.21 to the F-1.

4.22	Employment Agreement dated March 1, 2007 between the Company and Alicia Noyola. Incorporated by reference to Exhibit 10.22 to the F-1.

4.23	Engagement Agreement dated October 17, 2006 between Rodman & Renshaw, LLC and the Company. Incorporated by reference to Exhibit 10.23 to the F-1.

4.24
Securities Purchase Agreement (Bridge Notes) dated as of December 19, 2007 between the Company and the buyers set forth in the Schedule of Buyers attached thereto. Incorporated by reference to Exhibit 10.24 to the F-1.

4.25
Securities Purchase Agreement (Shares and Equity Bridge Notes) dated as of December 19, 2007 between the Company and the buyers set forth in the Schedule of Buyers attached thereto. Incorporated by reference to Exhibit 10.25 to the F-1.

4.26	Guaranty Agreement, dated as of June 18, 2008 among certain subsidiaries of the Company and Tri-State Title & Escrow, LLC as Collateral Agent.*

4.27
Quota Pledge Agreement dated June 18, 2008 by Comanche Participacoes do Brasil Ltda in favor of Tri-State Title & Escrow, LLC as Collateral Agent.(intervening parties Comanche Biocombustiveis de Canitar Ltda. and Comanche Clean Energy Corporation)*

4.28
Quota Pledge Agreement dated June 18, 2008 by Comanche Participacoes do Brasil Ltda in favor of Tri-State Title & Escrow, LLC as Collateral Agent .(intervening parties Comanche Biocombustiveis de Santa Anita Ltda. and Comanche Clean Energy Corporation.*

4.29
Quota Pledge Agreement dated June 18, 2008 by Comanche Participacoes do Brasil Ltda in favor of Tri-State Title & Escrow, LLC as Collateral Agent (intervening parties Comanche Biocombustiveis da Bahia Ltda. and Comanche Clean Energy Corporation.*

4.30
Quota Pledge Agreement dated June 18, 2008 by Comanche Operacoes e Partiicipacoes Societarias Ltda in favor of Tri-State Title & Escrow, LLC as Collateral Agent (intervening parties Comanche Bioenergia do Maranhao Ltda. and Comanche Clean Energy Corporation.*

4.32
Consent and Acknowledgment Regarding Securities Purchase Agreements and Registration Statement dated as of December 19, 2007 from certain investors. Incorporated by reference to Exhibit 10.32 to the F-1.

4.33
Joinder and Reaffirmation Agreement dated as of June 18, 2008 among the Company, certain subsidiaries of the Company and certain of the Buyers described in the Securities Purchase Agreement dated March 30, 2007.*

4.34	Industrial Assets Pledge Agreement, dated June 18, 2008 between Comanche Biocombustiveis de Canitar Ltda. in favor of Tri-State Title & Escrow, LLC as Collateral Agent.*

4.35	Industrial Assets Pledge Agreement, dated June 18, 2008 between Comanche Biocombustiveis de Santa Anita Ltda. in favor of Tri-State Title & Escrow, LLC as Collateral Agent.*

4.36	Industrial Assets Pledge Agreement, dated June 18, 2008 between Comanche Biocombustiveis da Bahia Ltda. in favor of Tri-State Title & Escrow, LLC as Collateral Agent.*

4.37	Consent dated as of June 18, 2008 among the Company and certain holders of the Company’s notes.*

4.38	Collateral Agency Agreement dated as of June 18, 2008 among the Company, certain subsidiaries of the Company, Tri-State Title & Escrow, LLC and certain Noteholders from time to time thereunder.*

8.1	List of Subsidiaries.*

12.1	Certification by the Chief Executive Officerand Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification by the Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

* Filed herewith

COMANCHE CLEAN ENERGY CORPORATION
(A CAYMAN ISLANDS EXEMPTED COMPANY)

INDEX TO FINANCIAL STATEMENTS

Report of the Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2007 and 2006	F-3

Consolidated Statement of Operations for the Twelve Month Periods ending
December 31, 2007 and for the period from June 8, 2006 (Date of Inception)
to December 31, 2006	F-4

Consolidated Statement of Shareholders’ Equity for the Period from June 8, 2006
(Date of Inception) to December 31, 2007	F-5

Consolidated Statements of Cash Flow for the Periods ending
December 31, 2007 and 2006	F-6

Notes to Consolidated Financial Statements	F-7 to F-26

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Comanche Clean Energy Corporation
Cayman Island

1.
We have audited the accompanying consolidated balance sheets of Comanche Clean Energy Corporation and subsidiaries (the “Company”) as of December 31, 2007 and 2006 and the related consolidated statements of income, changes in shareholders’ equity and cash flow for twelve months ended December 31, 2007 and for the period from June 8, 2006 (date of inception) to December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Comanche Clean Energy Corporation and subsidiaries as of December 31, 2007 and 2006, the results of its operations and cash flows for twelve months ended December 31, 2007 and for the period from June 8, 2006 (date of inception) to December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Trevisan Auditores Independentes
Márcio Serpejante Peppe
Partner
São Paulo, Brazil
June 27, 2008

COMANCHE CLEAN ENERGY CORPORATION
(A CAYMAN ISLANDS EXEMPTED COMPANY)
CONSOLIDATED BALANCE SHEETS
(In thousands of US dollars, except per share data)

		December 31,	December
	Notes	2007	31, 2006
ASSETS
Current Assets -
Cash and cash equivalents	6	$34,789	$32
Restricted cash	7	908	-
Short-term investments		3	-
Accounts receivable, net	8	1,202	-
Loans receivable	9	-	1,852
Inventories	10	14,327	-
Prepaid expenses & other	11	8,035	79
		59,264	1,963
Non Current Assets -
Debt issuance costs, net	13	3,470	-
Licenses	14	9,605	-
Goodwill		9,187	-
		22,262	-

Property and equipment, net	12	71,782	-

TOTAL ASSETS		$153,308	$1,963

		December 31,	December
LIABILITIES AND SHAREHOLDER'S EQUITY	Notes	2007	31, 2006
Current Liabilities -
Accounts payable		$7,122	$17
Accrued liabilities		3,623	-
Due to affiliates	15	1,658	2,399
Short-term debt	16	50,991	-
		63,394	2,416
Non Current Liabilities -
Convertible Debt	17	55,541	-
Long-term debt		98	-
Deferred taxes		2,018	-
		57,657	-
Shareholders' Equity
Common stock, $ 0.001 par value; authorized 100,000,000 shares;
9,237,033 and 2 shares issued and outstanding as of
December 31, 2007 and December 31, 2006 respectively		9	-
Additional paid-in capital		43,470	685
Accumulated deficit		(20,190)	(1,172)
Cumulative translation adjustment		8,968	34
Total Shareholders’ Equity (Deficit)		32,257	(453)

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$153,308	$1,963

The accompanying notes are an integral part of the consolidated financial statements.

COMANCHE CLEAN ENERGY CORPORATION
(A CAYMAN ISLANDS EXEMPTED COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US dollars, except per share data)

STATEMENT OF OPERATIONS	Notes	Twelve Months ended Dec. 31, 2007	Period from June 8, 2006 (Date of Inception) to Dec. 31,2006
Revenues
Net sales		$7,473	-
Total revenues		7,473	-

Cost of goods sold		(6,906)	-
Gross profit		567	-

Selling, general and administrative expenses	18	(8,061)	(1,096)
Operating loss		(7,494)	(1,096)

Other income (expense):
Interest expense		(7,044)	(76)
Interest income		470	-
Other income (expense)	20	(4,950)	-
		(11,524)	(76)

Net loss		$(19,018)	$(1,172)

Loss per common share
Basic and diluted	21	$(3.39)	$(586,000)

Weighted average shares outstanding
Basic and diluted	21	5,604,859	2

COMANCHE CLEAN ENERGY CORPORATION
(A CAYMAN ISLANDS EXEMPTED COMPANY)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
FOR THE PERIOD FROM JUNE 8, 2006 (DATE OF INCEPTION) TO DECEMBER 31, 2007
(In thousands of US dollars, except for the share data)

	Statutory Capital Common
	Shares	Amount	Additional paid in capital	Accumulated Deficit	Accumulated other comprehensive income	Total

Issuance of common shares at inception June 8, 2006	2	-	685			685
Net loss				(1,172)		(1,172)
Cumulative translation adjustment					34	34

Balance on December 31, 2006	2	-	685	(1,172)	34	(453)

Share exchange for Comanche Corporation	2,290,814	2				2
Private placement financing - April 2007	3,500,000	3	19,716			19,719
Stock issued for subsidiary acquisitions	1,009,709	1	5,112			5,113
Conversion of affiliate debt to equity	74,008		370			370
Private placement financing - June 2007	550,000	1	6,697			6,698
Private placement financing - December 2007	1,812,500	2	10,597			10,599
Stock Option Grant - December 2007			301	(301)		-
Accrual for registration rights agreement costs			(8)			(8)
Net loss (excluding stock option grant)				(18,717)		(18,717)
Cumulative translation adjustment					8,934	8,934

Balance on December 31, 2007	9,237,033	9	43,470	(20,190)	8,968	32,257

The notes are an integral part of the consolidated financial statements

COMANCHE CLEAN ENERGY CORPORATION
(A CAYMAN ISLANDS EXEMPTED COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars, except per share data)

	Twelve months ended Dec. 31, 2007	Period from June 8, 2006 (Date of Inception) to Dec. 31, 2006

Cash Flows from Operating Activities
Net loss	$(19,018)	$(1,172)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation expense	3,439	-
Amortization of debt issuance costs and debt discount	1,620	-
Net loss from Canitar fire	3,189	-
Stock option expense	301	-
Change in cumulative translation adjustment	8,934	34
Changes in assets and liabilities
Restricted cash and short-term investments	(911)	-
Accounts receivable	(1,202)	-
Loans receivable	1,852	(1,852)
Inventories	(17,128)	-
Prepaid expenses & other	(7,956)	(79)
Accounts payable	7,105	17
Accrued liabilities	3,623	-
Due to affiliates	(741)	2,399
Net cash provided by (used in) operating activities	(16,893)	(653)

Cash Flows from Investing Activities
Acquisition of fixed assets and intangibles	(94,401)	-
Net cash used in investing activities	(94,401)	-

Cash Flows from Financing Activities
Proceeds from short-term debt	50,991	-
Proceeds from long-term debt and warrants	61,901	-
Cost of debt issuance	(5,090)	-
Deferred taxes	2,018	-
Proceeds from the issuance of common stock and warrants	41,999	685
Costs of raising capital	(5,768)	-
Net cash provided by financing activities	146,051	685

Net increase in cash and cash equivalents	34,757	32

Cash and Cash Equivalents
Beginning	32	-

Ending	$34,789	$32

SUPPLEMENTAL CASH FLOW DISCLOSURES
Cash paid during the period for:
Interest expense	4,742	-
Effect of exchange rates on cash balances held in foreign currencies	509	-
Noncash transactions:
Debt converted into capital	370	-
Equity interest paid	682	-

The accompanying notes are an integral part of the consolidated financial statements.

COMANCHE CLEAN ENERGY CORPORATION
(A CAYMAN ISLANDS EXEMPTED COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars, except otherwise indicated)

1.	OPERATIONS

Comanche Clean Energy Corporation (the “Company”) is an exempted holding company formed in the Cayman Islands on February 9, 2007.

On April 2, 2007, the Company acquired Comanche Corporation, an affiliated exempted holding formed in the Cayman Islands on June 8, 2006 for 2,290,816 shares of the Company.

Through its subsidiary, Comanche Clean Energy, LLC (“Comanche LLC”), on July 10, 2006 the Company completed the process of acquiring an affiliated holding company, Comanche Participações do Brasil Ltda. (“Comanche Participações”), located in Brazil.

Through its subsidiary Comanche Biocombustíveis de Canitar Ltda. (“Canitar”), the company acquired certain farmlands and ethanol production equipment in the vicinity of Ourinhos, state of São Paulo, Brazil on April 9, 2007.

Through its subsidiary Comanche Biocombustíveis de Santa Anita Ltda. (“Santa Anita”), the company acquired substantially all of the assets of Destilaria de Álcool Simões Ltda. an ethanol producer in the vicinity of Tatuí, state of São Paulo, Brazil on April 4, 2007.

Through its subsidiary Comanche Biocombustíveis da Bahia Ltda. (“Bahia”), the company acquired substantially all of the assets of IBR - Indústria Brasileira de Resinas Ltda., a biodiesel producer in the vicinity of Salvador, state of Bahia, Brazil on April 5, 2007.

On October 15, 2007, Comanche Participaçoes formed a further subsidiary, Comanche Bioenergia do Maranhão Ltda., in order to carry out the development of its greenfield project in the state of Maranhão. That company is not yet in operation.

Our structure was further reorganized in June 2008 with the formation of Comanche Operações e Participações Societárias Ltda., a company directly owned by Comanche Clean Energy LLC. Comanche Operações e Participações Societárias Ltda. owns the 9,999 quotas of Comanche Bioenergia de Maranhão Ltda., a Brazilian limited liability company qualified to do business in Brazil. Only one other quota is issued and outstanding, which is held by Comanche Biocombustiveís de Bahia Ltda.

The Company has been established to invest in agricultural clean fuel production companies and to sell ethanol and biodiesel in various global markets. The Company also plans to invest in agricultural and industrial assets involved in the supply of sugarcane and biodiesel feedstocks; the distribution and logistics of ethanol and biodiesel; and ‘‘greenfield’’ projects to build clean fuel production, storage and mixing facilities.

2.	PRESENTATION OF FINANCIAL STATEMENTS

The consolidated financial statements of Comanche Clean Energy Corporation and its subsidiaries have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses during the reporting period and require the disclosure of contingent assets and liabilities as of the date of the financial statements. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

a)	Basis of Preparation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and with instructions to Form 20-F of Regulation S-X. In the opinion of management, these consolidated financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flows for the periods reported.

For foreign operations with functional currency other than the U.S. dollar, assets and liabilities accounts are translated into United States dollars at exchange rates in effect at the balance sheet date, and income and expenses are translated at weighted average exchange rates in effect during the period. Resulting translation adjustments are reported as Cumulative Translation Adjustment in Other Comprehensive Loss and accumulated in Shareholders’ Equity. Transaction gains and losses that arise from exchange rate changes on transactions denominated in a currency other than the functional currency are included in income as incurred.

b)	Principles of Consolidation

The accompanying consolidated financial statements of the Company, together with its subsidiaries, include the accounts of all majority owned subsidiaries. Intercompany profits, transactions and balances have been eliminated in consolidation.

The following is a brief summary of the operating activities of Company’s subsidiaries:

Comanche Corporation - This wholly-owned subsidiary is an exempted holding company organized in the Cayman Islands. Comanche Corporation was acquired by the Company on April 2, 2007. At the moment, Comanche Corporation’s sole purpose is to hold Comanche LLC.

Comanche Clean Energy LLC - This wholly-owned subsidiary is a holding company organized in the U.S. state of Delaware. At the moment, Comanche LLC’s sole purpose is to hold Comanche Participações.

Comanche Participações do Brasil Ltda. (previously named Ontol Consultoria Empresarial Ltda.) - This wholly-owned subsidiary of Comanche Clean Energy LLC was acquired on July 10, 2006. Comanche Participações is a holding company in Brazil, and was established to implement strategic investments in and acquisitions of agricultural clean fuel production companies.

Comanche Biocombustíveis de Canitar Ltda. - This wholly-owned subsidiary of Comanche Participações acquired certain farmland and ethanol production equipment in the area of Ourinhos, state of São Paulo, Brazil on April 9, 2007. Canitar is currently not operating and plans to build a new high capacity ethanol plant.

Comanche Biocombustíveis de Santa Anita Ltda. - This wholly-owned subsidiary of Comanche Participacoes acquired substantially all of the assets of Destilaria de Álcool Simões Ltda. an ethanol producer in the vicinity or Tatuí, state of São Paulo, Brazil on April 4, 2007.

Comanche Biocombustíveis da Bahia Ltda. - This wholly-owned subsidiary of Comanche Participações acquired substantially all of the assets of IBR - Indústria Brasileira de Resinas Ltda., a biodiesel producer in the vicinity or Salvador, state of Bahia, Brazil on April 5, 2007. Bahia did not operate during the second and third quarters of 2007, as the production facilities were being automated and production capacity expanded. The plant became fully operational during the fourth quarter of 2007.

Comanche Bioenergia do Maranhão Ltda. - This wholly-owned subsidiary of Comanche Participações was formed in order to carry out the development of the Company’s greenfield project in the state of Maranhão. That company is not yet in operation.

Our structure was further reorganized in June 2008 with the formation of Comanche Operações e Participações Societárias Ltda., a company directly owned by Comanche Clean Energy LLC. As of June 2008, Comanche Bioenergia do Maranhão Ltda. was reorganized as a wholly-owned subsidiary of Comanche Operações e Participações Societárias Ltda.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits in banks with original maturities of three months or less.

b)	Restricted Cash

Cash and certificates of deposit which guarantee debts and other obligations of the Company.

c)	Inventories

Inventories are stated at the lower of cost or net realizable value. Work in progress and finished goods are valued at direct production cost. The cost of production comprises the direct cost of raw materials purchased from third parties, agriculture costs, which comprise the growing costs and the costs of harvesting, transport and other point of purchase costs, the direct manufacturing expenses, an appropriate allocation of material and manufacturing overhead and an appropriate share of the depreciation and write-downs of assets used for production, when applicable. If the purchase or production cost is higher than the net realizable value, inventories are written down to net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

d)	Property, plant and equipment

Property, plant and equipment are stated at purchase price net of accumulated depreciation and impairment losses. Freehold land is carried at purchase cost. Expenses for the repair of property, plant and equipment are usually charged against income when incurred. These costs are, however, capitalized when they increase the future economic benefits expected to arise from the item of property, plant and equipment. Costs of developing sugar cane plantations are capitalized during the development period and depreciated over their estimated productive lives. Assets under construction represent plant and properties under construction and are stated at cost. This includes cost of construction, plant and equipment and other direct costs. Assets under construction are not depreciated until such time as the relevant assets are available for their intended use. Interest incurred on borrowings directly attributable to the construction of such assets is capitalized as part of the cost of the asset. Depreciation is calculated on a straight line method over the estimated useful life or utility of the assets. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable value.

e)	Impairment of assets

Assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount (being the higher of its fair value less cost to sell and its value in use), an impairment loss is recognized in income. The fair value less cost to sell is the amount obtainable from the sale of an asset in an arm’s length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if this is not possible, for the cash generating unit to which the assets belong. Reversal of impairment losses recognized in prior years is recorded in income when there is an indication that the impairment losses recognized for the assets no longer exist or have decreased.

f)	Long-lived assets

Long-lived assets and certain intangibles held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When such events or changes occur, an estimate of the future cash flows expected to result from the use of the assets and their eventual disposition is made. If the sum of such expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized in an amount by which the assets’ net book values exceed their fair values.

g)	Loans Receivable

The amounts of loans include accrued interest and applicable monetary exchange incurred but not paid to the balance sheet date.

h)	Organization Costs

Organization costs consisting of fees incurred to incorporate the Company and commence operations are expensed as incurred.

i)	Stock-Based Compensation

Effective with our first stock option issuance in December 2007, we adopted SFAS No. 123R, utilizing the modified prospective application method. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values.

We use the Black-Scholes single option pricing model to determine the fair value for employee stock options, which can be affected our stock price and several subjective assumptions, including:

•	expected stock price volatility—since we are not yet a publicly-traded company, we base this estimate on those of comparable publicly-traded companies;

•	expected forfeiture rate—since we have no historic forfeiture rates, we have made estimates which may not be indicative of actual future forfeiture rates; and

•	expected term—we base this estimate on the mid-point between the average vesting period and expiration date, which may not equal the actual option term.

If our estimates we use to calculate the fair value for employee stock options differ from actual results, we may be exposed to gains or losses that could be material. See Note 20 of our Consolidated Financial Statements.

j)	Interest bearing borrowings

Interest bearing borrowings are recognized initially at the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowing. When borrowings are repurchased or settled before maturity, any difference between the amount repaid and the carrying amount is recognized immediately in the income statement.

k)	Provisions

Provisions are recognized when there is a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made. Contingencies for labor, tax, commercial and civil litigations in the ordinary course of our business are recorded when determined that the loss is probable and can be reasonably estimated. The assessment of liability and amount of loss is based on a number of factors, including legal advice and management’s estimate of the likely outcome.

l)	Fair Value of Financial Instruments

Financial instruments consist of cash and cash equivalents, loans receivable, notes payable and amounts due to affiliates. The carrying value of these financial instruments approximates their fair value.

In managing interest rate and currency risks, the Company aims to reduce the impact of short term fluctuations on the Company’s earnings. Over the longer term, however, permanent changes in foreign exchange and interest rates would have an impact on earnings.

m)	Income Taxes

The Company has not yet generated any profits and, accordingly, no general provision for income taxes is recorded in these financial statements. Income taxes in Brazil comprise Federal income tax and social contribution and there is no state or local income taxes in Brazil. The income tax statutory rates are 25.0% for Federal income tax and 9.0% for Social contribution. As of December 31, 2007, Comanche Participações and its subsidiaries had tax loss carryforwards for income and social contribution taxes of approximately $17.8 million. These amounts can be used to offset future taxable income and have no expiration date. The Company is not subject to income taxes in the Cayman Islands, although some subsidiaries may be subject to income taxes in their respective jurisdictions.

Federal and State income tax filings of the Company’s subsidiaries are subject to examination by the tax authorities.

n)	Segment reporting

A segment is a distinguishable component of the Company that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. At this time the Company has only one segment, which is the Company’s investment in two holding companies located in Brazil and the related Corporate Overhead.

o)	Revenue recognition

The Company derives its revenue from sales of ethanol and biodiesel. Revenues are recognized when title to the products is transferred. The Company recognizes revenue on products it sells to distributors when, according to the terms of the sales agreements, delivery has occurred, performance is complete, no right of return exists, and pricing is fixed or determinable at the time of sale.

There are several additional conditions for recognition of revenue: that the collection of sales proceeds be reasonably assured based on historical experience and current market conditions, that pricing be fixed or determinable, and that there be no further performance obligations under the sale.

The Company follows Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition, the SEC interpretation of accounting guidelines on revenue recognition.

p)	Earnings per Share

Basic earnings per share amounts are calculated based on the weighted average number of shares outstanding during the period. Diluted earnings per share, when applicable, are calculated by adjusting the profit measure and the weighted average number of shares in issue on the assumption of conversion of all dilutive potential shares. The treasury stock method is applied to determine the number of potentially dilutive shares.

q)	Comprehensive income (loss)

SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for reporting and display of comprehensive income and its components in financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive loss consists of net loss and the effects of foreign currency translation adjustments.

4.	NEW ACCOUNTING PRONOUNCEMENTS

In June 2006, the FASB issued Interpretation No. 48 - Accounting for Uncertainty in Income Taxes-An Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Statement became effective for the Company beginning January 1, 2007 and did not have a material impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. SFAS 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently analyzing the potential impact, if any, of SFAS 157 on its financial statements.

FASB Statement 155: Fair Value Option for Hybrid Instruments: SFAS No. 155: In May 2005, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Instruments,” which is an amendment of SFAS No. 133 and 140 and allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Companies must apply the standard prospectively. This Statement does not currently affect the Company’s consolidated financial statements.

Variability in Variable Interest Entities (VIEs) FIN 46(R)-6: On April 13, 2006, the FASB issued FASB Staff Position No. FIN 46(R)-6, "Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R). At issue is the type of variability that should be considered in identifying variable interests (i.e., risks of fluctuations in cash flows, fair values of assets, both, or risks that the VIE was designed to bear). The FSP supports the "by design" approach under which the determination of whether an interest is variable requires a thorough understanding of the design of the potential variable interest entity. This Statement does not affect the Company’s consolidated financial statements.

The FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” SFAS No. 160 establishes accounting and reporting standards for noncontrolling interests in subsidiaries. This statement requires the reporting of all noncontrolling interests as a separate component of stockholders’ equity, the reporting of consolidated net income (loss) as the amount attributable to both the parent and the noncontrolling interests and the separate disclosure of net income (loss) attributable to the parent and to the noncontrolling interests. In addition, this statement provides accounting and reporting guidance related to changes in noncontrolling ownership interests. Other than the reporting requirements described above which require retrospective application, the provisions of SFAS No. 160 are to be applied prospectively in the first annual reporting period beginning on or after December 15, 2008. The Company currently does not have any noncontrolling interests in subsidiaries.

The FASB issued SFAS No. 141R (revised 2007), “Business Combinations.” This statement significantly changes the financial accounting and reporting of business combination transactions. The provisions of this statement are to be applied prospectively to business combination transactions in the first annual reporting period beginning on or after December 15, 2008.

5.	BUSINESS COMBINATION

In April 2007, Canitar acquired certain farmland and ethanol production equipment in the area of Ourinhos, state of São Paulo, Brazil, for approximately $ 15 million, inclusive of closing costs. Approximately $12 million of this total was allocated to property and equipment, with the remainder being allocated to environmental licenses.

In April 2007, Santa Anita acquired substantially all of the assets of Destilaria de Álcool Simões Ltda. an ethanol producer in the vicinity or Tatuí, state of São Paulo, Brazil, for approximately $ 36 million, inclusive of closing costs. Approximately $ 25 million of this total was allocated to property and equipment, $ 3 million to environmental licenses obtained in the acquisition and the remainder to goodwill.

In April 2007, Bahia acquired substantially all of the assets of IBR - Indústria Brasileira de Resinas Ltda., a biodiesel producer in the vicinity or Salvador, state of Bahia, Brazil on April 5, 2007, for approximately $ 12 million, inclusive of closing costs. Approximately $ 9 million of this total was allocated to property and equipment, $ 2 million to environmental licenses and the remainder to goodwill.

The Company has no contingent payment obligations, options or commitments in connection with the acquisition agreements mentioned above.

6.	CASH AND CASH EQUIVALENTS

	Dec. 31, 2007	Dec. 31, 2006

Cash and bank accounts	$34,789	$32

	$34,789	$32

7.	RESTRICTED CASH

As of December 31, 2007, the Company had certificates of deposit totaling $908 which guaranteed short-term debt at one of the Company’s subsidiaries.

8.	ACCOUNTS RECEIVABLE

The following is an accounts receivable summary:

	December 31, 2007	Dec. 31, 2006

Accounts receivable	$1,367	$-
Allowance for doubtful accounts	(165)	-

	$1,202	$-

9.	LOANS RECEIVABLE

In connection with negotiations to acquire assets from a certain Brazilian ethanol production company (the “Producer”), Comanche Participações advanced $ 1,852 to the Producer as of December 31, 2006. These funds were used primarily to reduce indebtedness of the Producer and to secure the purchase of 17,946 tons of sugar cane for the 2006 harvest. $ 832 of this amount was secured by contracts to purchase ethanol at a 7% discount to the prevailing ESALQ price at the date of delivery. As of December 31, 2006, this would be equivalent to approximately 2,274,000 liters of ethanol. The assets of the Producer were secured as collateral against the remaining amounts due. The assets of the Producer were acquired in April 2007 and the outstanding amount of the loan was applied against the purchase price.

10.	INVENTORIES

The following is a summary of inventory balances:

	December 31, 2007	Dec. 31, 2006

Raw Materials	$4,549	$-
Spare Parts and Other Inventory	486	-
Finished Goods	9,429	-
Less: Reserves	(137)	-

	$14,327	$-

11.	PREPAID EXPENSES AND OTHER

Prepaid expenses and other consists of the following balances:

	December 31, 2007	Dec., 31, 2006

Advances against future ethanol purchases	$3,946	$-
Agricultural Advances	2,675	-
Recoverable Taxes	894	-
Other Prepaid Expenses	520	79

	8,035	$79

12.	PROPERTY, PLANT AND EQUIPMENT

The following is a summary of Fixed Asset balances for the periods shown:

	December 31, 2007	Dec., 31, 2006

Land	$9,432	$-
Buildings	4,711	-
Vehicles, Machinery and Equipment	42,796	-
Planted Cane	6,494	-
Other Fixed Assets	138	-
Construction in Progress	11,650	-
Less: Accumulated Depreciation	(3,439)	-

	$71,782	$-

13.	DEBT ISSUANCE COSTS

The following is a summary of debt issuance costs:

	Dec. 31, 2007	Dec. 31, 2006

Debt Issuance Costs	$4,019	$-
Accumulated Amortization	(549)	-

	$3,470	$-

14.	LICENSES

Amounts shown refer to the value of environmental licenses and permits obtained with the Canitar, Santa Anita and Bahia acquisitions. These licenses are deemed to have an indeterminate life and, hence, their value is not amortized.

15.	DUE TO AFFILIATE COMPANIES

The outstanding balance of $ 1,658 refers to advances from an officer and affiliated companies controlled by the officers to fund the Loans Receivable described in item 9 above and to fund the Company’s U.S. and Brazilian operations. The loans accrue interest at rates of 6% to 9% annually and are repayable on demand. As noted in Note 21, $370 of the year-end balance was converted into equity in the Company in April 2007. The outstanding balance is composed as follows:

	December 31, 2007	Dec. 31, 2006	Annual interest rate (%)

Palatum Investments, LLC	$468	$819	9.00
Octet Data Centers Participações	870	676	6.00
Octet Participações	-	5	6.00
Greenwich Administrative Services, LLC	320	664	9.00
Citlali LLC	-	54	9.00
Thomas Cauchois – Officer	-	181	9.00

	$1,658	$2,399

16.	SHORT-TERM DEBT

The outstanding balance of $ 50,991 is composed of the following:

			Annual		Outstanding Balance
	Maturity	Currency	Interest Rate - %		December 31, 2007	Dec. 31, 2006

Cash Bridge Notes	2008	US Dollar	20 – 29	%*	$25,000	$-
Less: Amortized value of debt discount					(229)	-
Equity Bridge Notes	2008	US Dollar	20	%*	10,250	-
Bank Lines of Credit and Other Short-Term Debt	Various	Brazilian Reais	3 – 22%		15,059	-
Capitalized Lease Obligation	2008	US Dollar	Libor + 5%		911	-

					$50,991	$-

* Principal and Interest on the Equity Bridge Notes and a portion of the interest on the Cash Bridge Notes is payable in ordinary shares of the Company.

17.	CONVERTIBLE DEBT

The outstanding balance of $ 55,541 is composed of the following:

			Annual	Outstanding Balance
	Maturity	Currency	Interest Rate - %	Dec. 31, 2007	Dec. 31, 2006

Convertible Debt Issuance	2012	US Dollar	Libor + 3.5%	$61,803	$-
Less: Amortized values of warrants issued	-	-	-	(6,262)	-

Total				$55,541	$-

Less: Current Maturities				-	-

Long-Term Portion				$55,541	$-

18.	GENERAL AND ADMINISTRATIVE EXPENSES

The following summarize the components of General and Administrative Expense for the periods shown:

	January 1- December 31, 2007	June 8 (date of inception) Dec. 31, 2006

Payroll	$3,441	$461
Consulting, Legal & Professional Fees	1,412	455
Office Expenses	560	-
Travel	580	93
Taxes	491	-
Depreciation and Amortization	409	-
Marketing and Publicity	274	-
Bad Debt Provision	252	-
Other	642	87

Total	$8,061	$1,096

19.	STOCK-BASED COMPENSATION

In December 2007, the Company adopted the 2007 Equity Incentive Plan (“Plan”). Under this Plan, the Company may grant options, Stock Appreciation Rights (“SARS”) Restricted Stock, Performance Shares and other stock-based awards to Company directors and employees. Subject to certain adjustments, the number of options, SARS and stock awards granted under the Plan shall not exceed 10% of the outstanding shares of the Company on a fully diluted basis at any given time. The Plan is administered by the Compensation Committee of the Board of Directors (“Committee”), which selects persons eligible to receive awards under the Plan and determines the number, terms, conditions, performance measures and other provisions of the awards.

Compensation expense charged against income for grants under the Plan was $301 in 2007 and $0 in 2006. These amounts were charged to selling, general and administrative expenses and no income tax benefit was derived from these charges. No compensation expense related to the Plan was capitalized during the period covered by this statement.

No cash was received from the exercise of options and awards under the Plan in 2007 or 2006.

Under the modified prospective approach, FASB Statement No. 123R applies to new awards and to awards that were outstanding as of January 1, 2006 that are subsequently modified, repurchased or cancelled. As the first grant under the Plan occurred in 2007, all grants have been accounted for in accordance with this approach.

The compensation philosophy in the granting of awards under the Plan is to be competitive in attracting high-quality employees to the Company, retaining such employees and to provide those employees with a form of long-term incentive that is tied into the results for all shareholders, as measured by the Company value per share.  The Company has granted specific awards for attainment of Company-wide objectives and has granted contingent awards that depend on the achievement of individual objectives and Company-wide objectives over the coming year.   Awards under the Plan are designed to provide meaningful remuneration to employees in the event that such identified objectives are met and provide tangible value to the Company.

Service Awards

Service-based option awards (“Service Awards”) under the Plan are generally granted with an exercise price equal to the fair market value of the Company’s ordinary shares at the date of grant, or at such higher amount as may be determined by the Committee. Those awards generally vest based on three years of continuous service and have five year contractual terms. Service Awards granted under the Plan provide for accelerated vesting if there is a change in control as defined in the Plan.

The fair value of each Service Award is estimated on the date of grant using the Black-Scholes single option pricing model with the weighted average assumptions described below for the periods presented. Expected volatility was based on the stock volatility for a group of comparable publicly traded companies. Due to its limited operating history, the Company uses estimates to estimate option exercise, forfeiture and employee termination assumptions within the valuation model. The expected terms of options granted are generally derived using the mid-point between the date options become exercisable (generally three years) and the date at which they expire (generally five years). The risk-free interest rate for periods within the contractual life of the Service Award is based on the U.S. Treasury yield curve in effect at the time of grant.

	2007	2006
Expected volatility	57%	-
Expected dividend yield	None	-
Expected term	3.1 years	-
Risk-free interest rate	3.6%	-

The following table lists Service Award activity under the Plan for the year ended December 31, 2007:

Service Awards	Shares	Weighted Average Exercise Price	Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2007	-	$-
Granted	1,120,000	6.00
Forfeited	-	-
Exercised	-	-

Outstanding at December 31, 2007	1,120,000	$6.00	5.0	$1,504

Vested or expected to vest as of December 31, 2007	224,000	$6.00	5.0	$1,504

Exercisable at December 31, 2007	224,000	$6.00	6.9	$1,504

The Company applied a forfeiture rate of 0% when calculating the amount of options expected to vest as of December 31, 2007. No amounts were expensed related to Service Awards in 2006.

Performance-Based Awards

Performance-based option awards (“Performance Awards”) under the Plan were awarded at the December meeting of the Company’s Board of Directors. The vesting of Performance Awards was contingent upon meeting various individual, departmental and company-wide goals. Performance Awards are generally granted with an exercise price equal to the fair market value of the Company’s ordinary shares at the date of grant (or at such higher price as may be determined by the Committee), contingently vest over a period of three years and have five year contractual terms. Performance Awards granted under the Plan provide for accelerated vesting if there is a change in control as defined in the Plan.

The fair value of each Performance Award was estimated at the date of grant using the same option valuation model used for Service Awards granted under the Plan and assumes that performance goals will be achieved at a rate of 80%. If such goals are not met, or are met at a rate less than 80%, compensation expense is adjusted to the appropriate amount to be recognized and any recognized compensation expense above that amount is reversed. The inputs for expected volatility, expected dividend yield, estimated forfeitures and risk-free interest rate used in estimating the fair value of Performance Awards are the same as those noted in the table described for Service Awards. The expected terms for Performance Awards granted under the Plan during the year ended December 31, 2007 was 3.1 years.

The following table lists Performance Award activity under the Plan for the year ended December 31, 2007:

Performance Awards	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2007	-	$-
Granted	1,717,500	6.00
Forfeited	-	-
Exercised	-	-

Outstanding at December 31, 2007	1,717,500	$6.00	5.0	$1,845

Vested or expected to vest as of December 31, 2007	-	$-	-	$-

Exercisable at December 31, 2007	-	$-	-	$-

The Company applied forfeiture rates of 10%, 20% and 30% when calculating the amount of options expected to vest as of December 31, 2008, 2009 and 2010 respectively. These rates are estimated and will be revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. No amounts were expensed related to Performance Awards in 2006.

Restricted Stock, Performance Shares and other stock-based awards

No Restricted stock, Performance Shares or other Stock-based awards were granted in the periods covered by this statement.

20.	OTHER INCOME (EXPENSE)

On September 28, 2007, during a dry electrical storm, an ethanol storage tank at the Company’s Canitar facility was struck by lightning, and the resulting blaze extended to 2 adjoining additional ethanol tanks. One worker was killed and 2 workers were injured in the incident. Nine million liters of stored ethanol were lost. The Company has booked a provision of $3,189 in connection with this incident, including $2,801 for inventory and $388 for property plant and equipment. We believe that our insurance policies cover most of the loss and the insurance company has offered to settle for approximately $2.1 million (including advances already made). However, we may need to litigate with the insurance company to recover the remaining amounts due under the policies. In accordance with SFAS 5, insurance payments in connection with this incident will be recognized as payments are received. The Company is not aware of any actual or threatened litigation in connection with this incident.

A subsidiary of the Company, Destilaria de Álcool Simões Ltda. (the predecessor of Comanche Santa Anita), received notice from the tax authorities of the State of São Paulo, disputing tax credits taken by Simões between September 2003 and August 2005. The amount of tax credits in dispute amounts to approximately $1.9 million. According to a law firm engaged by the Company, it is probable that the Company will be held liable for most, if not all, of these tax liabilities, however the prior owners of Simões (“Vibrapar”) are contractually liable for any successor liabilities incurred by the Company. The Company has been granted a security interest in certain Vibrapar assets as partial collateral against any such liabilities. Since the value of these assets deplete over time, the Company has the right to request additional collateral from Vibrapar, and such request has been made. Before the Company can make a claim against Vibrapar, it must first follow certain administrative and judicial appeal processes. In accordance with U.S Generally Accepted Accounting Principles, the Company has accrued a liability for the full $1.9 million as of December 31, 2007. In accordance with SFAS 5, any eventual recovery from Vibrapar will be recognized as it is received.

21.	DILUTED SHARES OUTSTANDING

As of December 31, 2007, the Company’s outstanding convertible debt was potentially convertible into 11,236,826 additional shares of Company stock. On that date, the Company also had $10,250 of short-term debt outstanding which was repayable with 1,708,333 of the Company’s ordinary shares. Since, the inclusion of these shares would have been antidilutive, they were disregarded for the purposes of calculating diluted shares outstanding and diluted earnings per share.

22.	SEGMENT INFORMATION

Summary geographical results for the Company’s operations are as follows:

ASSETS	Brazil	Corporate Overhead	Eliminations	Consolidated as of December 31, 2007

Cash and short-term Investments	$9,345	$26,355	$-	$35,700
Inventories	14,327	-	-	14,327
Other current assets	9,237	-	-	9,237
	32,909	26,355	-	59,264

Fixed Assets	71,782	-	-	71,782
Other Assets	18,792	3,470	-	22,262
Intercompany	(500)	97,099	(96,599)	-

Total Assets	$122,983	$126,924	$(96,599)	$153,308

LIABILITIES AND SHAREHOLDERS’ EQUITY	Brazil	Corporate Overhead	Eliminations	Consolidated as of Sep. 30,2007

Liabilities	$27,369	$93,682	$-	$121,051
Shareholders’ Equity	95,614	33,242	(96,599)	32,257

Total Liabilities and Shareholders’ Equity	$122,983	$126,924	$(96,599)	$153,308

STATEMENT OF OPERATIONS	Brazil	US/Cayman	Eliminations	Twelve Months ending December 31, 2007

Revenue	$7,473	$-	$-	$7,473
Cost of Sales	(6,906)	-	-	(6,906)
Gross Profit	567	-	-	567

Selling, General and Administrative expenses	(5,502)	(2,559)	-	(8,061)

Operating loss	(4,935)	(2,559)	-	(7,494)

Other Income (Expense)	(5,513)	(6,011)	-	(11,524)

Net loss	$(10,448)	$(8,570)	$-	$(19,018)

23.	RELATED PARTY TRANSACTIONS

The Company has related party transactions with its Directors and Officers and with affiliate companies controlled by those individuals.

Various affiliates of the Company had previously owned Comanche Participações prior to its acquisition by Palatum Investments, LLC (“Palatum”), another affiliated company. Due to somewhat different ownership structures between Palatum and the prior owners, this acquisition was accounted for under the provisions of SFAS 141, Business Combinations. The prior owners had invested a total of $ 954 in Comanche Participações to pay third party consulting fees. As of the date of acquisition though, Comanche Participações had no assets or liabilities and had no revenue generating activities. As such, the fair value of Comanche Participações was deemed to be zero and no value was paid by Palatum for the acquisition. Comanche LLC then acquired ownership of Comanche Participações from Palatum on July 10, 2006 for a note payable of $ 781. This amount reflects the sums invested in Comanche Participações by Palatum at the date of acquisition. Since Palatum and Comanche LLC are under common control, the purchase accounting provisions of SFAS 141 did not apply to this transaction. The note payable bears interest at a rate of 9% annually and is repayable on demand. The outstanding balance was $ 468 as of December 31, 2007.

Other affiliates and one officer of the Company advanced a total of $ 909 during 2006 to the Company and its subsidiaries to help fund the Notes Receivable discussed in Note 8. These advances bear interest at rates from 6% to 9% annually and are repayable on demand. $370 of this amount was converted into equity in the Company in April 2007 at $5 per share. The outstanding balance of these loans was $ 870 as of December 31, 2007.

An affiliate of the Company, Greenwich Administrative Services, LLC (“GAS”), which is owned by officers of the Company, performs various administrative and accounting services for the Company at cost plus 7.5%. Total expenses related to these administrative and accounting services amounted to $ 645 in 2006 and $ 931 in 2007. Amounts due to GAS are recorded on the financial statements as a “Due to Affiliate” balance. Unpaid amounts bear interest at a rate of 9% annually. The outstanding balance was $320 as of December 31, 2007.

24.	COMMITMENTS AND CONTINGENT LIABILITIES

Commitments

The Company signed an agreement with Rodman & Renshaw, an investment banking firm located in New York, NY on October 17, 2006 to arrange for a placement of the Company’s securities (the “Rodman Agreement”). As of December 31, 2007, all compensation due Rodman was either paid or accrued on the books of the Company. On August 3, 2007, the Company entered into an agreement with Rodman & Renshaw, LLC terminating the Rodman Agreement.

During the 3rd quarter of 2007 the Company entered into a number of definitive agreements covering the Canitar construction and related components. These contracts typically call for scheduled payments monthly, depending on progress, with final payments due after completion, testing and acceptance of the component or construction. The contracts are fixed price contracts with, in certain cases of engineered components, specific performance requirements and damages for inability to achieve such performance metrics. The largest contracts are with Dedini S.A. in the amount of approximately $29.5 million in a series of eight different contracts for components. The Company has signed an additional series of contracts with ten other vendors in the amount of approximately $16 million. During this period, the Company has signed contracts or has received firm equipment quotes for approximately 80% of the components or construction of the Canitar plant.

On November 5, 2007 the Company signed an agreement with Imperial Capital, LLC (“Imperial”), an investment banking firm located in New York, NY, naming Imperial as the exclusive financial advisor to the Company in connection with a permanent financing and assistance with a bridge financing transaction. The Company agreed to pay Imperial a cash deposit of $50 against expenses incurred in connection with this agreement. Pursuant to the terms of the agreement, the Company is obligated to pay Imperial the following cash fees in connection with the financing (i) 1% of the gross proceeds from the placement of bridge loans with current investors, (ii) 3% of the face amount of any debt, or debt linked with equity sold or arranged as part of the debt financings, (iii) 2.5% of the face amount of any equity securities sold or arranged as part of the equity financings from current investors, and (iv) 6% of the face amount of any equity securities sold or arranged as part of the equity financings from non-current investors.

During December 2007, the Company participated in a series of auctions organized by the Brazilian National Petroleum Agency (ANP) to purchase biodiesel from qualified producers during 2008. The Company won the right to supply a total of 20 million liters to designees of the ANP in several different lots at an average price of R$1.86/liter (approximately $1.03 per liter at current exchange rates), net of state ICMS taxes (12%), but including PIS/Cofins taxes (which vary depending on the feedstock used). All deliveries pursuant to these auctions must occur monthly during the first half of 2008. The Company has not yet received a definitive contract from the ANP designees, but the auction results have been published as a part of the Federal Record.

The Company has been negotiating with the Bahian State Government a tax incentive package regarding the ICMS tax, allowing the Company to collect the ICMS but retain 80%. The State Government has confirmed their intention to make this incentive available to the Company, but to date has delayed passage. As a result, the Company has also delayed shipping some amount of biodiesel to Petrobras until the fiscal incentive is signed.

During the 3rd and 4th quarters of 2007, the Company entered into a number of land lease arrangements, cane supply agreements and cane partnership agreements covering the bulk of the land and cane needed to meet the Company’s anticipated cane feedstock needs for 2008.

During the 3rd and 4th quarters of 2007, the Company entered into a number of land lease agreements and family farming partnerships to meet a portion of its needs to grow biodiesel feedstock during 2008.

Contingent Liabilities

Pursuant to the Rodman and Imperial Agreements, the Company agreed to indemnification against certain liabilities that may be incurred in connection with the placement referred to above, including certain civil liabilities under the Securities Act.

25.	CALLED UP SHARE CAPITAL

On incorporation on February 9, 2007, the Company authorized 110,000,000 shares, consisting of 100,000,000 ordinary shares and 10,000,000 preferred shares, and issued 2 ordinary shares of $ 0.001 each. At the balance sheet date, all of the allotted share capital was paid.

The holders of common shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share. There are no preference shares outstanding.

26.	SUBSEQUENT EVENTS

In April 2008, the Company won a regional auction to deliver 2 million liters of biodiesel to Petrobras through to the month of June.  In May, Comanche won two new auctions for the third quarter representing 10 million liters of biodiesel.

In March 2008, the Company concluded negotiations with the State Government of Bahia to receive the tax incentives discussed in Note 25 above. The Government formally approved a 12 years ICMS tax incentive plan with the following conditions: (i) the Company must pay 20% of the ICMS tax on time; and (ii) may elect to pay the balance 5 years later or, should it decide to advance its payment on such balance, benefit from a discount of 20% per year.  Hence, should the Company choose to pay all ICMS taxes in year1, its tax discount would be 64%.

During the first half of 2008, Petrobras failed to collect biodiesel pursuant to the terms of its contract with the Company, and has failed to pay timely pursuant to such contractual terms for amounts of biodiesel that were collected. Due to such failures, the Company has filed contractual penalty claims against Petrobras. Petrobras is reviewing these claims, and assessing whether they have any offsetting claims against the Company. The Company has hired outside counsel to intermediate such claims with Petrobras. In our opinion, any offsetting penalties due Petrobras, if any, would be substantially less than the penalties due the Company for failure to pick up and to pay timely.

During the period from June 18, 2008 to June 25, 2008 we issued and sold (a) our Senior Secured 12.5% Notes due 2013 in the aggregate principal amount of $37.5 million (the “2008 Notes”), (b) an aggregate of  4,615,385 Ordinary Shares, (c) five year warrants to purchase an aggregate of 460,228 Ordinary Shares at $7.48 per share (the “Series A Warrants”), (d) five year warrants to purchase an aggregate of 488,658 Ordinary Shares at $8.13 per share (the “Series B Warrants”) and (e) five year warrants to purchase an aggregate of 1,120,023 Ordinary Shares at $9.75 per share (the “Series C Warrants” and collectively with the Series A Warrants and the Series B Warrants, the “2008 Warrants”). The aggregate purchase price we received for the sale of such securities was $67.5 million.

In addition, on June 18, 2008, in exchange for the secured convertible notes in the aggregate principal amount of $38.8 million we issued in the April 2007 Placements and the June 2007 Placements, (1) 2008 Notes in the aggregate principal amount of $18,817,000 and (2) an aggregate of 6,573,041 Ordinary Shares. In connection with such exchange, warrants were exercised to purchase an aggregate of 1,934,489 of our Ordinary Shares which they held at a reduced exercise price of $4.60 per share (as compared to the exercise price of $5.30 at which such warrants had originally been issued). We also paid to the holders of the secured convertible notes all accrued interest on such notes through the date of exchange.

In addition, on June 18, 2008, in exchange for the Cash Bridge Notes issued in December 2007 which they held, (A) 2008 Notes in the aggregate principal amount of $12.6 million, (B) an aggregate of 753,845 Ordinary Shares, (C) Series A Warrants to purchase an aggregate of 119,317 Ordinary Shares, (D) Series B Warrants to purchase an aggregate of 126,689 Ordinary Shares and (E) Series C Warrants to purchase an aggregate of 290,374 Ordinary Shares. We also issued to such persons an aggregate of 102,084 Ordinary Shares as a fee and paid such persons all accrued interest on their Cash Bridge Notes through the date of Exchange.

The consummation of the June 2008 transactions triggered the maturity of the Cash Bridge Notes. Therefore, in full satisfaction of all of the Company’s obligations to such holders under such Cash Bridge Notes, we also paid an aggregate of $7.5 million to certain holders of the Cash Bridge Notes whose Cash Bridge Notes were not exchanged for other securities of the Company.

On June 21, 2008 we prepaid all of the outstanding Equity Bridge Notes by issuing to the holders thereof an aggregate of 1,933,518 Ordinary Shares, valued at $6.00 per share. The payment included all outstanding principal and accrued interest on such Equity Bridge Notes through the date of prepayment and a prepayment fee in accordance with the terms of the Equity Bridge Notes.

The issuance and sale of the 2008 Notes and 2008 Warrants was made pursuant to a Securities Purchase Agreement dated as of June 18, 2008 among the Company, Comanche Participações do Brasil Ltda., Comanche Biocombustiveís de Canitar Ltda., Comanche Biocombustiveís de Santa Anita Ltda., Comanche Biocombustiveís de Bahia Ltda., Comanche Bioenergia do Maranhão Ltda., Comanche Operações e Societárias Ltda. and certain buyers party thereto (the “2008 Securities Purchase Agreement”).

* * *

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMANCHE CLEAN ENERGY CORPORATION
(Registrant)

/s/ Thomas Cauchois
By: Thomas Cauchois
Title: Chairman of the Board

Date: June 30, 2008