Form 20-F/A
period 2007-12-31
COMANCHE CLEAN ENERGY CORP
filed 2008-07-01
CIK 1396762

UNITED STATES
Securities and Exchange Commission
WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007__________

OR
☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Ordinary Voting Shares
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
Item 17  ☐   Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐Yes ☒ No

EXPLANATORY NOTE

This Amendment No. 1 on Form 20F/A (the “Amendment”) to the annual report on Form 20-F of Comanche Clean Energy Corporation that was originally filed on June 30, 2008 (the "2007 Form 20-F"), is being filed solely for the purpose of including as exhibit form of that certain Securities Purchase Agreement dated as of June 18, 2008 attached hereto as Exhibit 4.31, which was omitted from the 2007 Form 20-F as initially filed due to data volume restrictions of the EDGAR system.

Therefore, this Amendment consists solely of a cover page, this explanatory note, a list of exhibits (Item 19 of Part III), a signature page, and Exhibit 4.31.

 This Amendment speaks as of the initial filing date of the 2007 Form 20-F. Other than as described above, this Amendment does not, and does not purport to, amend, update or restate any other information or disclosure included in the 2007 Form 20-F and does not, and does not purport to, reflect any events that have occurred after the initial filing date of the 2007 Form 20-F. As a result, the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2007, as amended by this Amendment, continues to speak as of the initial filing date of the 2007 Form 20-F.

PART III

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

4.27
Quota Pledge Agreement dated June 18, 2008 by Comanche Participacoes do Brasil Ltda in favor of Tri-State Title & Escrow, LLC as Collateral Agent.(intervening parties Comanche Biocombustiveis de Canitar Ltda. and Comanche Clean Energy Corporation)*

4.28
Quota Pledge Agreement dated June 18, 2008 by Comanche Participacoes do Brasil Ltda in favor of Tri-State Title & Escrow, LLC as Collateral Agent .(intervening parties Comanche Biocombustiveis de Santa Anita Ltda. and Comanche Clean Energy Corporation.*

4.29
Quota Pledge Agreement dated June 18, 2008 by Comanche Participacoes do Brasil Ltda in favor of Tri-State Title & Escrow, LLC as Collateral Agent (intervening parties Comanche Biocombustiveis da Bahia Ltda. and Comanche Clean Energy Corporation.*

4.30
Quota Pledge Agreement dated June 18, 2008 by Comanche Operacoes e Partiicipacoes Societarias Ltda in favor of Tri-State Title & Escrow, LLC as Collateral Agent (intervening parties Comanche Bioenergia do Maranhao Ltda. and Comanche Clean Energy Corporation.*

4.31
Form of Securities Purchase Agreement (Shares and Warrants) dated as of June 18, 2008 between the Company, certain subsidiaries of the Company and the buyers set forth in the Schedule of Buyers attached thereto**

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

* Previously filed with the original Form 20-F, filed with the Commission on June 30, 2008.
** Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMANCHE CLEAN ENERGY CORPORATION
(Registrant)
By:	/s/ Thomas Cauchois
By: Thomas Cauchois
Title: Chairman of the Board

Date: June 30, 2008