Form 20-F
period 2008-12-31
COMANCHE CLEAN ENERGY CORP
filed 2009-07-06
CIK 1396762

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

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

There were 25,474,813 ordinary shares outstanding on June 9, 2008.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
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
Item 17  ☐   Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes  ☒ No

TABLE OF CONTENTS

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

PART I

Item1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item2.	Offer Statistics and Expected Timetable

Not applicable.

Item3.	Key Information

3.A.	Selected Financial Data

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in these statements. The selected consolidated financial data presented below are derived from our audited consolidated financial statements as of December 31, 2008, and 2007 and for the period from June 8, 2006 (date of inception) to December 31, 2006, and the consolidated financial statements of the Company as of December 31, 2008 and 2007, and for the twelve months then ended, which are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

			Jun. 8, 2006
	Jan. 1, 2008	Jan. 1, 2007	(date of
Income Statement Data (000's except shares	to	to	inception) to
and per share data)	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Net sales	$50,350	$7,473	$-
Impairment charge	$(13,824)	$-	$-
Operating loss	$(35,119)	$(7,494)	$(1,096)
Loss on extinguishment of debt	$(28,004)	$-	$-
Net loss	$(78,600)	$(19,018)	$(1,172)
Net loss per share, basic and diluted	$(4.23)	$(3.39)	$(586,000)
Number of shares, basic and diluted	18,577,251	5,604,859	2

Balance Sheet Data ($000's)	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Total assets	$153,755	$153,308	$1,963
Total debt	$113,760	$108,288	$2,399
Additional paid-in capital	$143,131	$43,470	$685
Accumulated other comprehensive income (loss)	$(33,133)	$8,968	$34

			Jun. 8, 2006
	Jan. 1, 2008	Jan. 1, 2007	(date of
	to	to	inception) to
Sales Data	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Biodiesel
Volume (millions of liters)	21.80	3.30	-
Average selling price per liter	$1.18	$1.06	$-

Ethanol
Volume (millions of liters)	55.20	9.20	-
Average selling price per liter	$0.38	$0.38	$-

Except as may be otherwise indicated, all dollar amounts are stated in U.S. dollars, the Registrant’s reporting currency.  The following tables set out the exchange rates, based on the data from the website www.Oanda.com , for the conversion of the Brazilian real (R$) into one United States dollar (US$).  The average exchange rates are based on the average of the daily closing exchange rates during such periods:

	Average	High	Low	Close
Fiscal Year Ended 12/31/08	1.84	2.61	1.55	2.36
Fiscal Year Ended 12/31/07	1.95	2.16	1.72	1.77
Fiscal Year Ended 12/31/06	2.18	2.37	1.95	2.14

The closing exchange rate on June 29, 2009 was 1.95 Brazilian reais per one US dollar.

3.B.	Capitalization and Indebtedness

Not applicable.

3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.	Risk Factors

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

General Risks Relating to Our Business

We are a recently formed company and still yet developing our management team and adjusting our internal controls; our inexperience could have detrimental effects on our business.

The Company was formed in 2006 and made its original acquisitions in 2007.  Our operating businesses today consist of our ownership interests in two operating ethanol plants, Comanche Biocombustivieis de Canitar Ltda. (“Canitar”), and Comanche Biocombustivies de Santa Anita Ltda. (“Santa Anita”), along with related land, sugarcane plantings, rolling stock and storage tanks and our biodiesel business, Comanche Biocombustiveis de Bahia Ltda. (“Bahia”).  During 2008, these acquired assets were significantly enlarged or rebuilt.  While all of our plants are now fully operational, we are still a young and fast growing company, and are continuing to work (both internally and with outside consultants) to improve internal controls, production and logistics controls and management information system platforms.  These will require continuing adjustments to achieve better control over and visibility into our operations and financials so as to avoid material weaknesses in our controls.  Improvement and development efforts are ongoing and not yet complete.

We have made a number of substantial changes to our senior Brazilian management, principally by promoting from within the Company, and while we believe that the persons who have taken senior positions are qualified and committed, their performance is as yet not fully proven, and we may require further adjustments.  Hiring or retaining capable experienced professionals may be difficult and if we are unable to hire and retain qualified personnel on a timely basis our business may be adversely affected.

We operate in a commodity based business in which the demand and the market price for our products are very cyclical and are affected by government policies, substitute products, the presence of large competitors and general economic conditions in Brazil and the world, all of which can augment the volatility of our revenues and such volatility could have adverse effects on our business.

The ethanol and biodiesel industries, both globally and in Brazil, have historically been and are expected to continue to be cyclical and volatile, sensitive to domestic and international changes in supply and demand, whether caused by changes in economic conditions or government policies.  The current world economic crisis has both sharply reduced demand for many products and caused liquidity issues for many producers, including us.  Our current product set, fuel ethanol and biodiesel, are very basic commodities and vulnerable to many competitive pressures, such as alternative products, producer overcapacity, weak demand and changes in government policies.  As we are a small producer in these markets, we are subject to continual pricing pressure, exacerbated by a combination of over-capacity and weak demand worldwide that have created an environment of low prices and margins for our industry during most of 2008 and the first half of 2009.

Ethanol is marketed as a fuel additive to reduce vehicle emissions from gasoline, as a blending agent to improve the octane rating of gasoline and as a substitute fuel for gasoline. As a result, ethanol prices are influenced by the supply and demand for gasoline and cars as well as government policy toward fuel usage, and our business and financial performance may be materially adversely affected if fuel demand or price decreases. For example, in Brazil, the demand for ethanol as a fuel is driven by the sales of flex-fuel cars, which in turn benefit from lower taxation, since 2002, as compared to gasoline-only cars. Approximately one-half of all fuel ethanol in Brazil is used to fuel automobiles that run on a blend of anhydrous ethanol and gasoline; the remainder is used in either flex fuel vehicles or vehicles powered by hydrous ethanol alone. If this favorable tax treatment of car sales is eliminated at some point, the production of flex fuel cars may decrease, which could adversely affect demand for fuel ethanol.

Our ethanol and biodiesel operations also compete with producers of other fuel sources and fuel additives made from raw materials having similar British thermal unit (“BTU”), octane and oxygenate values. Many of our potential competitors, including the major oil companies, have significantly greater resources than we have to develop alternative products and to influence the legislation and public perception of biofuels. In Brazil, Petrobras has enormous influence over the fuel markets and legislation pertaining thereto, so by virtue of Petrobras’ dominant position in Brazil, we may be exposed to further pricing risks, cost pressures or their changes in business strategy.

The domestic biodiesel market in Brazil is new and has already experienced periods of significant feedstock versus pricing mismatch—causing industry profit margins to decrease—while at the same time an expansion in the industry has resulted in overcapacity— further affecting industry profit margins.

Fluctuations in prices for ethanol or biodiesel may occur as a result of many factors beyond our control, such as fluctuations in fuel prices, changes in the production capacities of our competitors and the availability and price of substitute goods for the fuels we produce.  In addition, like other agricultural commodities, biofuels are also subject to many other factors beyond our control, such as significant cost and sales price fluctuations resulting from the cost of growing and/or purchasing feedstocks, weather, natural disasters, harvest levels, agricultural investments, government policies and programs for the agricultural sector, domestic and foreign trade policies, shifts in supply and demand, increasing purchasing power, and global production of similar or competing products. In addition, as to those feedstocks that we do not grow ourselves, such as biodiesel feedstocks, we are subject to cost pressures arising from speculation in commodity markets that may result in price peaks or secular cost increases.

A change in governmental policies regarding biofuels blending mandates, relative taxation, environmental or overall policy in Brazil or worldwide may materially adversely affect our business.

Some studies and commentators have challenged whether ethanol and or biodiesel are an appropriate source of fuel or fuel additives because of concerns about energy efficiency, potential health effects, competition for food resources, the indirect effects of land-use.  competition for water, cost and impact on air and water quality, and impact on worker well-being. At this time the energy policies of governments in several countries strongly support biofuel production. However, if a consensus develops that these or other concerns are well-founded and that biofuel production does not enhance such countries’ overall energy, social or environmental policies, our ability to economically produce and market ethanol and/or biodiesel could be materially and adversely affected.

For example, governmental authorities of several countries, including Brazil and certain states of the United States (“US”), currently require the use of ethanol as an additive to gasoline. Since 1997, the Brazilian Sugar and Alcohol Interministerial Council (Conselho Interministerial do Açúcar e Álcool) has set the percentage of anhydrous ethanol that must be used as an additive to gasoline (currently, at 25% by volume). According to the United States Department of Energy, (“DOE”), total annual gasoline consumption in the United States is approximately 140 billion gallons and total annual ethanol consumption represented less than 7% of this amount in 2008, driven by mandates. The US market should achieve a total volume of 36 billion gallons of ethanol annually under the new US national Renewable Fuel Standards, (“RFS”), by 2022.  The European Union (“EU”) promotes the production of biofuels and has set a target of 5.75% share of biofuels in the transport section for all EU Member States by 2010, and a target of 10% to be reached by 2020.  According to Cosan S. A. (“Cosan”), some areas of China require the addition of 10% ethanol to gasoline, Japan requires the addition of 3% of ethanol to gasoline, increasing such requirement to 10% in 2010 and nine states and four union territories in India require the addition of 5% of ethanol to gasoline. Other countries have similar governmental policies requiring various blends of anhydrous ethanol and gasoline. Changes in these government policies and blending mandates in Brazil or elsewhere could have a dramatic affect on the demand for ethanol from Brazil, which could affect our ability to develop an export market for our products in the future.

There are other government policies in Brazil that might have a material effect on our business.  For example, an increase in the levels at which flex fuel vehicles are taxed in Brazil, a stimulus to the demand for natural gas and other fuels as an alternative to ethanol, or Brazilian government mandated lowering of gasoline prices or taxes on gasoline are policy measures which may cause demand for ethanol to decline.

In January 2007, the State of California established a Low-Carbon Fuel Standard (LCFS) by Executive Order. This greenhouse gas (GHG) standard for transportation fuels may dramatically change the relative competitiveness of certain types of biofuels, or may result in a fundamental change in how biofuels are produced and where they are produced.  We expect that the LCFS will be adopted by other states in the US and may be adopted by a number of European countries in one form or another.  Such new and evolving standards may have material impacts on our business model that are hard to anticipate at this time.

In the case of biodiesel, Brazilian law 11.097 of January 13, 2005 required that the biodiesel participation in total diesel sales be at least 2% by January 2008.  On April 27, 2009, the CNPE (Conselho Nacional de Política Energética) of Brazil increased the minimum percent participation to 4% effective July 1, 2009.  The law calls for a 5% blending requirement by 2013. In addition, Law 11.116 of 2005 reduces substantially the gross turnover taxes (PIS and COFINS) levied on the sale of biodiesel produced with certain raw materials and under certain conditions.  In addition, the National Petroleum Agency (“ANP”) licenses new plants.  Thus, government policy can have a very material effect on both demand as well as supply of biodiesel, causing our business margin pressures and additional competition.

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

The global credit crisis has significantly limited our access to capital markets and our ability to borrow for working capital.  The acquisition or planting and harvesting of feedstocks for production of ethanol and biodiesel requires substantial amounts of working capital to meet both our production objectives and our contractual commitments and our inability to obtain financing to purchase such feedstocks has limited and may continue to limit our ability to operate our plants at planned levels of production and may also adversely affect our margins.

The global credit crisis has dramatically reduced credit for most businesses worldwide.  Agriculturally based industries, such as ours, are constantly in need of both working capital and planting credits.  In addition, credit in Brazil for companies such as ours, while never plentiful, has become more limited and more expensive since the third quarter of 2008.  We have limited cash and credit resources and may not be able to fund the planting and harvesting or acquisition of sufficient feedstocks to meet our projected volumes of ethanol and biodiesel production or the volumes required under our contracts, or we may be unable to negotiate for feedstocks on the same terms as are available to producers with better cash and credit resources.  Our anticipated margins, or our ability to continue to perform under our supply contracts, may be adversely affected as a result.

The acquisition of biodiesel feedstock requires substantial working capital and lack of working capital in our ethanol business may force us to sell ethanol as it is produced, which may be during periods of seasonal low prices.  Availability of working capital financing for these two uses has affected our results in 2008 and 2009 and may continue to significantly affect our financial results.

Our ability to maintain and grow our business could be adversely affected if we are unable to obtain additional financing on acceptable terms.  In carrying out our recent expansions, we incurred liabilities with vendors that we have not been able to satisfy on a timely basis to date because of the unavailability of capital; as a result we risk incurring ill will and we have incurred legal actions from some of our suppliers.

We will seek additional debt or equity financing to finance our existing operations and future acquisitions or expansions. Such financing may not be available on acceptable terms and our failure to obtain additional financing when needed could negatively impact our growth, financial condition and results of operations.  In addition, we incurred liabilities with vendors in connection with the Canitar construction that we have not been able to satisfy on a timely basis because of the unavailability of capital. While we are in the process of negotiating these vendor liabilities, we are attempting to pay installments from operating cash flow, which, dependent on the amortization, has caused us to be delinquent on other obligations.  We may risk ill will from suppliers who are necessary to our continuing operations, or face potential legal actions from suppliers.  This has made availability of borrowing more difficult and more expensive than it would be otherwise during this period.

Obtaining of additional equity financing may be dilutive to the holders of our shares, and debt financing, if available, may involve significant cash payment obligations and covenants that restrict our ability to operate our business. The availability of credit inside Brazil is limited, especially to a new business, and the ability to access credit internationally may be impaired by the condition of global credit markets.  Our ability to access the limited local credit may be adversely affected by poor payment history reports from our vendors to local Brazilian credit bureaus.  While all of these factors and the ones described in our financial statements raise substantial doubt about the Company’s ability to continue as a going concern, management has taken certain steps to raise external capital, manage our cash position and improve profitability, as described below in Item 5.Operating and Financial Review and Prospects, “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

.

We may not successfully achieve the expansions of product mix that we are working on and we may not be able to successfully acquire or develop additional production capacity through acquisitions, new projects or expansion of existing facilities, affecting our ability to grow our margins and to grow the overall scale of our business.

Our business model is to produce clean, renewable chemicals from agriculture, in the first phase, producing only basic biofuels and over time also producing enhanced products, such as electricity, non-fuel types of renewable chemicals, and advanced biofuels as defined by the United States Government,.  Advanced biofuels, under U.S. law have a series of tax credits associated with them, that may more than offset the current U.S. tariff against Brazilian ethanol.  The U.S. government is still in the process of refining the definitions of advanced biofuels.  However our ability to produce these enhanced products is dependent on our continued ability to attract capital on reasonable terms (see the risk factor entitled “The global credit crisis has affected substantially limited our access to capital markets…” above) to build or expand our operating facilities to produce such additional products, to sign contracts with off-take purchasers, and to have the operational expertise to manufacture these products successfully.  Thus, our growth strategy to expand our product mix to include such higher value added products such as chemicals and electricity may not be realized because we fail to have access to sufficient capital or technology or markets.  In addition, our intention to eventually produce advanced biofuels is subject to many technical, environmental and policy issues, as well as clarification of the product specifications as policies evolve.  We may have neither the technical expertise, understanding or financial resources to produce such products.

We have little significant prior experience in planning, developing and managing alcohol based chemical or energy generation projects. We may need to invest significant amounts to overcome any operating difficulties, while there are many competitors with more experience and more capital both in Brazil and worldwide competing in these products.  We will need to identify and negotiate contracts with customers for these products; we may have difficulty to do so, and such contracts may provide for penalties for non-performance.  We may be subject to governmental regulation affecting our ability to change our product mix; for example, the Brazilian government regulates the electricity sector extensively. We may not be able to satisfy all the requirements necessary to acquire new contracts or to otherwise comply with Brazilian energy regulation. Changes to the current energy regulation or federal authorization programs may adversely affect the implementation of this element of our business strategy.

We are also continually exploring opportunities to increase our conventional production capacity and throughput, so as to enhance our ability to produce our basic product line and future enhanced products through acquisitions, new projects and expansion of existing facilities or strategic alliances. However, our management is unable to predict whether or when any prospective acquisitions or strategic alliances will occur, or the likelihood of a certain transaction being completed or financed on favorable terms and conditions. Even if we are able to identify expansion or acquisition targets and obtain the necessary financing to make these investments, we could financially overextend ourselves, especially if an investment is followed by a period of lower than projected biofuel prices.

Our failure to successfully integrate, operate and manage such new products and plants or to manage any new alliances successfully, could adversely affect our business and financial performance.

The integration of new products, new businesses or expansions may result in unforeseen operating difficulties and may require significant financial and managerial resources that would otherwise be available for the ongoing development or expansion of our existing operations. In addition, such new products, new businesses or expansions may not enhance our financial performance.

Many of our competitors have substantially greater financial and other resources than we do and also may be pursuing growth through acquisitions and alliances. This may reduce the likelihood that we will be successful in completing expansions, acquisitions and alliances necessary for the expansion of our business. Acquisitions also pose the risk that we may be exposed to successor liability relating to actions involving an acquired company, its management or contingent liabilities incurred before the acquisition. The due diligence we conduct in connection with an acquisition, and any contractual guarantees or indemnities that we receive from the sellers of acquired companies, may not be sufficient to protect us from, or compensate us for, actual liabilities. A material liability associated with an acquisition could adversely affect our business and results of operations and reduce the benefits of the acquisition.

We may not be successful at reducing our operating costs and increasing our operating efficiencies and this would negatively affect our financial performance.

Our projections assume that we will continue to reduce costs and increase operating efficiencies.  We may not be able to reduce operating costs by applying processes, equipment, technology and cost controls and increasing our operating efficiencies to achieve improved operating results in the future because we could have inadequate management, lack necessary capital and other resources, have anticipated technical improvements that we do not achieve or for other reasons.  We cannot assure you that we will be able to achieve all of the cost savings initiatives that we expect to realize from our assets, or we may be unable to successfully implement one or more of our initiatives.  In addition, we may experience unexpected cost increases that offset the savings that we achieve. Our failure to realize cost savings may adversely affect our competitiveness and results of operations.

We may invest in innovative technologies or alternative feedstock for the production of ethanol, biodiesel or enhanced products, and such investments might not have the anticipated results, leading to a partial or complete loss of such investments. Alternatively, such investment by others in such technological developments could make other sources of ethanol or biodiesel less expensive and give others a competitive advantage over us.

Various technologies or alternative feedstocks could increase plant utilization, lead to different processing technologies to increase the yield from feedstocks, such as cellulosic technology, or make feasible the use of entirely new feedstocks, among other things. For example, although at present ethanol produced from sugarcane is competitive with that produced from other feedstocks, various technologies are under development that could improve the efficiency of production from corn or that can make possible the economic production of ethanol from agricultural sources not presently used for ethanol production, and such developments would have an adverse effect on the market for ethanol derived from sugarcane. Similarly, there could be significant technological breakthroughs in the production processes of or feedstock for biodiesel. These technologies could create a vastly different competitive landscape for us and our products.

There could also occur technological developments for the production of sugar cane ethanol or biodiesel to which we might not have access.  Other producers may have access to such developments, allowing them to produce more efficiently, reducing our competitiveness and causing a decline in our market share, sales and/or profitability.

We face significant competition in our business, which may adversely affect our market share and profitability.

The agricultural sector in Brazil, including ethanol and biodiesel industries, is very competitive and some existing producers have substantially greater production, financial, research and development, personnel and marketing resources than we do. As a result, our competitors may be able to compete more aggressively, influence market conditions, and sustain that competition over a longer period of time. Our lack of resources relative to some of our competitors may cause us to fail to anticipate or respond adequately to new developments and other competitive pressures. This failure could reduce our competitiveness and cause a decline in market share, sales and/or profitability.

In Brazil, we compete with more than 275 individual ethanol producers in the Center South, according to data from the União da Indústria de Cana-de-açúcar (“UNICA”). Despite increased consolidation, the Brazilian sugar and ethanol industries remain highly fragmented. Major competitors in the ethanol sector in Brazil, according to Cosan, are Cosan itself, Louis Dreyfus, Grupo São Martinho, Vale do Rosario (acquired by Louis Dreyfus), Carlos Lyra, Grupo Zillo Lorenzetti, Alto Alegre, Grupo Irmaos Biaggi, J. Pessoa & Co., and Nova America (acquired by Cosan), among others.  A number of other sugar and ethanol producers in Brazil market their sugar products through cooperatives.  Today, our major competitors in the biodiesel sector include Brasil Ecodiesel, Granol, Biocapital, ADM, Oleoplan and Agrenco, as well a Petrobras itself, among others.

Many factors influence our competitive position, including the cost of capital, agricultural productivity, industrial productivity, location relative to transportation, the availability, quality and cost of fertilizer, energy, water, chemical products and labor, and in the case of biodiesel, third party feedstock.  In addition, a number of our competitors have substantially greater financial and marketing resources, a larger customer base and a greater breadth of products than we do. They may be able to sustain low market prices for a longer time than we can. If we are unable to remain competitive with these producers in the future, our profitability may be adversely affected.

 Our competitors may open new plants that will expand the Brazilian sugarcane-related or biodiesel industries, and such expansion could result in overcapacity and competitive pricing pressures or competition for human and material resources causing risks to our business.

Expansion in these sectors could result in oversupply, inability of infrastructure to sustain larger volumes, and pressure on limited production resources.   The Brazilian internal market might not absorb the volume or timing of additional production, bringing prices down and forcing producers to export ethanol or biodiesel. The Brazilian infrastructure for exports is currently limited and requires additional investments, and may not be able to absorb additional volumes. It is also possible that the domestic infrastructure of rail and roads might be insufficient to support large scale increases in demand for such infrastructure.  There may be limited availability of equipment, or delays in delivering or installing newly contracted equipment due to an increased demand for processing equipment, which could affect expansion plans. There may be limited availability of agricultural and industrial workers—the sugarcane industry, for example, presently employs over 1 million people according to the website of Cosan and depending on the rate of mechanization of the fields, the industry will have to attract a significant number of workers. We might face difficulties in hiring trained experienced industrial workers at our plants, and for the production of feedstocks, we will need to attract experienced agricultural workers and train workers for mechanical harvesting. It is also possible that the growth of the Brazilian economy generally will create a demand for the same production resources that we require.

As a biofuel producer, the cost basis of our product relies on agricultural productivity, weather, availability of fertilizers and pesticides and other input factors, that are generally out of our control and our output prices are affected by seasonality.

For example, our ethanol production depends on the volume and sucrose content of the sugarcane that we cultivate or that is supplied to us by growers located in the vicinity of our mills. Crop yields and sucrose content depend primarily on weather conditions such as rainfall and temperature, which vary. Our biodiesel feedstocks suffer from susceptibility to similar adverse weather patterns.  Weather conditions have historically caused volatility in the biofuel industries by causing crop failures or reduced harvests. Flood, drought or frost can adversely affect the supply and pricing of the agricultural commodities that we sell and use in our business. Future weather patterns may reduce the amount of sugar or sugarcane that we can recover in a given harvest or its sucrose content. In addition, our ethanol business is subject to seasonal trends based on the sugarcane growing cycle in the Center-South region of Brazil.

The annual sugarcane harvesting period in the Center-South region of Brazil begins in April/May and ends in November/December. This creates fluctuations in our inventory, usually peaking in November to cover sales between crop harvests (i.e., December through April), and a degree of seasonality in our gross profit. Seasonality and any reduction in the volumes of sugar recovered could have a material adverse effect on our business and financial performance.

We rely on a limited number of production plants, and any interruption on the production of those plants would affect us.

Interruptions in the operations of the plants might be caused by, among other things, technical difficulties, accidents, operating flaw, weather, natural or environmental disasters, strikes, poor judgment of management, and lack of skill or our personnel, diminishing or interrupting our output and resulting in material losses. Our insurance coverage might not be sufficient or appropriate to compensate for such interruptions, or not cover unpredicted events or weather.  Our lack of diversification may subject us to numerous economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact.

The agricultural sector is highly susceptible to governmental influence and policies.

Changes in rules or more restrictive rules for the agricultural sector could negatively affect our results. Industry specific increases in taxation, price-control policies, land use restrictions, import-export restrictions or rulings by environmental agencies could broadly affect the agricultural industry as a whole, and therefore our results.

We require permits from Brazilian Governmental authorities with control over certain aspects of our business.  Failure to obtain permits on a timely basis or to maintain permits in proper order could materially affect our ability to operate.

We are subject to various Brazilian federal, state and local environmental protection and health and safety laws and regulations governing, among other matters, land use limitations, the generation, storage, handling, use and transportation of hazardous materials; the emission and discharge of hazardous materials into the ground, air or water; and the health and safety of our employees.

We are also required to obtain permits from governmental authorities for certain aspects of our operations. Following the Canitar facility lightening strike, we started the reconstruction of the facility based on the understanding that we were authorized to proceed to reconstruct according to the current operating license for 300,000 tons, until CETESB ( Companhia de Tecnologia de Saneamento Ambiental ), the state of Sao Paulo regulatory authorities, analyzed our applications for the expansion. Subsequently, the Company’s Canitar unit negotiated with CETESB with respect to the issuance of environmental licenses for our Canitar facility at its expanded 1.2 million ton capacity (expressed in terms of 6,000 tons per day, the capacity depends on days utilized) in the form of a Termo de Ajuste de Conduta (an Agreement for amending the licensing process and our compliance, a “TAC”) that covers the granting of provisional, installation and operating licenses for Canitar.  While such negotiation is complete, the TAC has not been executed.  While the TAC requires some additional expenditures to comply with its terms, these further expenditures are not material.  If the TAC were not to be entered into, or if after entering into the TAC Canitar were to fail to perform thereunder, Canitar could be exposed to penalties for failure to be properly licensed, or could be required to cease operations pending the receipt of necessary licenses.  Our filing of an environmental impact report with respect to the expansion of the capacity of our Santa Anita facility from its licensed 300,000 tons to 1.2 million tons has been delayed as regulators determine how zoning maps will be applied in the case of Santa Anita.  While we believe that these licenses will be granted as a matter of course, the granting of licenses is subject to administrative discretion and the performance of ministerial acts and receipt of necessary licenses may be delayed. We may at times proceed to install facilities or operate based on provisional licenses, prior licenses, licenses for lesser capacities or in anticipation of receipt of a full complement of licenses. In addition, we will be required to file environmental impact statements for expansions beyond 1.5 million tons of processing capacity.  We are subject to regulation by the Brazilian National Petroleum Agency in the case of operation and expansion of our biodiesel facilities. Our current license is for 120 million liters of capacity.  Due to the possibility of changes to environmental regulations, permit regulations and other unanticipated changes, the amount and timing of future environmental or regulatory expenditures may vary substantially from those currently anticipated. We could be subject to civil penalties for non-compliance with certain laws or regulations under Brazilian law or other international laws. We could be held liable for any and all consequences arising out of human exposure to hazardous substances or other environmental damage.   We cannot assure you that our costs of complying with current and future environmental and health and safety laws, permit laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances will not adversely affect our business, results of operations or financial condition. Violations of these laws and regulations or permit conditions can result in substantial fines, criminal sanctions, revocations of operating permits and/or shutdowns of our facilities.

Our costs of complying with current and future environmental and health and safety laws, and our liabilities arising from failure to comply with environmental laws, including past or future releases of, or exposure to, hazardous substances, could adversely affect our business or financial performance.

Government laws and regulations governing the burning of sugarcane could have a material adverse impact on our business or financial performance.

Today, although we are able to achieve 100% mechanization at our Canitar plant and 50% at our Santa Anita plant on our own sugarcane, many of our external suppliers are not mechanized and so overall, approximately 43% of our sugarcane supply for Canitar is harvested mechanically and approximately 47% of our sugarcane supply for  Santa Anita is harvested mechanically.   The balance of our sugarcane is currently harvested by burning the crop, which removes leaves and destroys insects and other pests. The State of São Paulo and some local governments have established laws and regulations that limit our ability to burn sugarcane or that reduce and/or entirely prohibit the burning of sugarcane in certain areas by 2012.  In addition, we bear co-responsibility with certain of our suppliers in terms of mechanization.  Any failure to comply with these laws and regulations may subject us to legal and administrative actions. These actions can result in civil or criminal penalties, including a requirement to pay penalties or fines, which may range from R$50.00 to R$50.0 million (approximately $25 to $25 million based on an exchange rate as of R$2 to $1) and could be doubled or tripled in case of recidivism, an obligation to make capital and other expenditures or an obligation to materially change or cease some operations.

We manage our business on a local basis and our ongoing implementation and improvement of our management information system is subject to functionality and adequacy risks, which we may not be able to fully control, thus our operations and internal controls may be materially adversely affected by this inadequacies in this implementation, failures of functionality or training and/or inconsistent management practices.

We manage our business in Brazil with local and regional management retaining responsibility for day-to-day operations, profitability and the growth of the business. Our operating approach may make it difficult for us to implement strategic decisions and coordinated practices and procedures throughout our extended operations, including implementing and maintaining effective internal controls Company-wide. Our decentralized operating approach could result in inconsistent management practices and procedures and adversely affect our overall profitability, and ultimately our business, results of operations, financial condition and prospects.

We have installed an enterprise resource management (“ERP”) information technology system that will control and report on all of our enterprise operations.  We are continually working on implementing, training, data collection and broadening the use of our ERP system, however, our system may not be sufficient to fully control our current or anticipated operations over time, or may not meet the requirements that are imposed upon our internal control procedures to accomplish our Sarbanes Oxley Act of 2002 requirements.  In addition, ERP systems are dependent upon communications providers, web browsers, telephone systems and other aspects of the Internet infrastructure, which have experienced significant system failures and electrical outages in the past. Our systems are susceptible to outages due to fire, floods, power loss, telecommunications failures, break-ins and similar events. Despite our implementation of network security measures, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. Unplanned systems outages or unauthorized access to our systems could materially and adversely affect our business.

We may be adversely affected by the failure to perform, or even the dishonesty, of persons or entities with whom we deal. We rely on contracts with many third party suppliers or purchasers.  Breaches of these contracts may have a material adverse effect on our business.

We may rely heavily on the performance and integrity of representations made by suppliers, the sellers of assets, or our personnel in making our acquisition and purchasing decisions. Although, we have implemented a company-wide code of ethics, it is difficult to measure progress in the adoption of this code.  Also, because there may be generally little or no publicly available information about other entities, such as suppliers, we may not be able to confirm independently or verify the information provided for use in such decisions. In addition, we rely on the performance and integrity of suppliers, customers or vendors, whose employees or partners may take actions which are not permitted by the relevant agreements.

Both our own agricultural production and third party feedstock production require extensive use of third party contracts to maintain our operations.  We buy ethanol from third parties periodically, and to the extent that such third parties breach their obligations, such as occurred in with the Nelson Cury family sugarcane businesses our financial results could be adversely affected and we may be required to resort to litigation to enforce our rights.  In December, 2007 the Company’s Canitar unit entered into a trading transaction with this group pursuant to which Canitar advanced an aggregate of approximately R$10 million (approximately $5.6 million at average exchange rates in effect in December 2007), the repayment of which was to be satisfied by delivery to Canitar’s designee of ethanol during 2008.  Approximately R$8 million (approximately $4.17 million at average exchange rates in effect for 2008) remains unsatisfied under such contracts and R$5.3 million (approximately $2.9 million at average 2008 exchange rates) has been paid.  See Item 8.A.7.  Such results require us to enter into litigation to enforce our rights. We also buy transportation services, and a contract breach caused a nearly complete stoppage at our Santa Anita facility for several days in June of 2008 due to a failure to supply such services.  Since then we have diversified suppliers and bought trucks to better protect against such a future event.  Similarly, we sell biofuels to third parties, and while most such contracts have been undertaken without problems, the ability to enforce contracts in Brazil through the Brazilian legal system is time consuming and without certain results.

We are subject to acts of nature.  Our products are flammable and combustible and our production processes involve risk of fire and explosion and other dangers.

Lightning, wind, earth movements, floods and other acts of nature could interrupt our production or our markets, and damage our assets. Our insurance coverage might not be sufficient to compensate for such losses, or not cover unpredicted events. For example, in September, 2007, storage tanks at Canitar in which Santa Anita had stored ethanol were hit by lightning, and the resulting explosion and fire caused the death of one worker, injuries to others, and a total loss of the stored fuel.  Liability for the death and injuries is covered by insurance, and is the subject of labor claims aggregating approximately R$762,000, which are expected to be settled in conjunction with Canitar’s liability insurer.  Santa Anita had acquired insurance coverage for its fuel with a policy limit of approximately R$6,000,000, approximating the value at the time of the stored fuel.  However, the insurance carrier has maintained that the coverage applies to Canitar, not Santa Anita, and that as the value of the coverage was less than the value of the facility, the pro-ratio provisions of the policy permit the insurer to pay only a pro-rated part of the loss.  Hence, approximately R$2,842,741 of the loss remains unpaid, and the Company will cause Santa Anita to continue to claim for such payment.  However, the Company’s financial statements in 2007 and 2008 reflected the loss and insurance payments received to date.  See also Item 8.A.7.

Fire, explosion or malfunction of equipment could cause injury or death to employees or other persons, damage to our installations and/or loss to our finished products or our inventory in the future. Fire, whether naturally occurring or resulting from uncontrolled crop-burning, could cause injury or death to employees or other persons, burn planted crops or could damage agricultural equipment.  Such events could also result in civil liability to third parties, or subject us to regulatory sanctions and our management to criminal liability.

We maintain third-party insurance over a certain range of risks to our business and assets, and our results of operations and financial condition may be affected by the cost of uninsured risks.

We have obtained insurance for our business and assets which we believe is comparable to that obtained by other similar companies in Brazil. However, since the Brazilian insurance market is closed and the ability to place insurance is somewhat limited, this may address only a limited range of risks and may not cover a variety of risks that might be covered by other types of businesses in other developed country markets. We might not cover all risks to which we are exposed or acquire sufficient coverage, and insurers may challenge our claims in connection with losses.  As a result, our results of operations and financial condition may be affected by the cost of uninsured risks.

Hedging transactions, or lack of hedging, involve risks that can harm our financial performance.

We are exposed to market risks arising from the conduct of our business activities—in particular, market risks arising from changes in commodity prices, exchange rates or interest rates. For example, the bulk of our long-term debt is denominated in US dollars, and our cash flows are primarily in Reais.  During 2008, we did not hedge foreign exchange rates or soy oil for our biodiesel operations.  Both decisions had an adverse effect on our financial results and ability to service our debt.  While in the future, we may attempt to minimize the effects of volatility of ethanol prices, feedstock prices and exchange rates on our cash flows by engaging in hedging transactions involving commodities and exchange rate futures, options, forwards and swaps, such operations have intrinsic risks including basis risk, risk of inappropriate or incomplete hedges, counterparty risks or risk where there is a change in the expected differential between the underlying price in the hedging agreement and the actual settlement price of commodities or exchange rate. We may also choose not to engage in hedging transactions in the future, due to the perceived risk or lack of financial capability, which could adversely affect our financial performance or ability to service our debt during periods in which commodities prices or exchange rates suffer from high volatility and unexpected sharp increases or decreases.

As a holding company, we may face limitations on our ability to receive distributions from our subsidiaries.

We conduct all of our operations through subsidiaries and are dependent upon dividends or other inter-company transfers of funds from our subsidiaries to meet our obligations, including financial obligations. For example, Brazilian law permits the Brazilian government to impose temporary restrictions on conversions of Brazilian currency into foreign currencies and on remittances to foreign investors of proceeds from their investments in Brazil, whenever there is a serious imbalance in Brazil’s balance of payments or there are reasons to expect a pending serious imbalance. The Brazilian government last imposed remittance restrictions for approximately six months in 1989 and early 1990. The Brazilian government may take similar measures in the future. Any imposition of restrictions on conversions and remittances could hinder or prevent us from converting into U.S. dollars or other foreign currencies and remitting abroad dividends, distributions or the proceeds from any sale in Brazil of common shares of our Brazilian subsidiaries. We currently conduct all of our operations through our Brazilian subsidiaries. As a result, any imposition of exchange controls restrictions could reduce the market price of our Ordinary Shares.

Risks Specifically Relating to Our Ethanol Business

Sugarcane is the primary input into our ethanol business.  We are exposed to market prices for a portion of our raw materials and we may be adversely affected by a shortage of sugarcane, high third party sugarcane costs or changes in the costs of inputs to the growing process.

Sugarcane is our principal raw material used for the production of ethanol. We grow sugarcane ourselves, enter into grower partnerships and purchase sugarcane from third party suppliers.  For 2009, approximately 48% of our sugarcane needs were from our own sugarcane on company owned or leased land and grower partnerships and 52% will be acquired from third party suppliers under long-term or spot contracts.  Our ability to increase the percentage of owned sugarcane depends on our ability to lease or purchase land and to develop plantations or to obtain long-term contracts on economic terms.  As of June 1, 2009, we also leased approximately 7,600 hectares under approximately 100 land lease contracts with an average remaining term of four years, with renewal provisions. Any shortage in sugarcane supply or increase in sugarcane prices in the near future, including as a result of the termination of supply contracts or lease agreements representing a material reduction in the sugarcane available to us for processing or increase in sugarcane prices may adversely affect our business and financial performance.

To the extent that we purchase feedstock at market prices from third parties or our contracts have market pricing provisions, this could have a negative effect on our margins, depending on prices relative to ethanol prices. To the extent that we produce our own feedstock and market prices of feedstock, for whatever reason, fall below our cost of feedstock production, then we may miss an opportunity to improve our margins and we cannot be certain that we will recover any specific margin over our cost of feedstock or that we will not suffer a loss from the sale at variable prices in the future.

Both our own agricultural production and third party feedstock production require extensive use of fertilizers and pesticides to maintain yield and productivity.  The unavailability of such inputs or excessively high prices, as occurred in mid 2008, can dramatically affect our yields and costs.

We rely on a number of land leasing or agricultural partnership agreements to meet a large portion of our land and feedstock needs.  Sugarcane transportation costs are an important part of our cost structure.

Interruptions in sugarcane supply by our third party suppliers, or termination or expiration of our leasing or sugarcane partnership agreements, might affect our processing forecasts. We acquire sugarcane from suppliers to meet the balance of our sugarcane needs. Contract issues or contract defaults could have a materially negative effect on our business.  We grow sugarcane on land leased through multi-year land leasing agreements, which in the case of sugarcane in Sao Paulo state typically have a five or six year term, which is shorter than the useful life of our production facilities, and therefore we are exposed to the risks of relying on the availability, renewal and enforceability of contracts to control our feedstock production.

Transportation is an important cost to us, so we must lease our land within a limited area of influence for sugarcane, forcing us to negotiate our leasing contracts with a limited number of properties and land owners, which could result in higher leasing rates. We have focused our land strategy on regions where currently there is availability of land for lease. However, competitors might install themselves or expand their area of influence and dispute land with us, or land-use regulations could limit the availability of land for planting, changing the market dynamics and affecting either our ability to lease land or the price of the leasing contracts.  Market conditions for alternative crops or uses of land, or regulatory considerations, might change and affect either our ability to lease land or the price of the leasing contracts.

We may be adversely affected by seasonality or changing weather patterns.

Our business is subject to seasonal trends based on the growing cycles in the regions where we produce in Brazil. The annual sugarcane harvesting period in the Center-South region of Brazil begins in April/May and ends in November/December. This can create fluctuations in our inventory, usually peaking in December to cover sales between crop harvests ( i.e. , January through April), and a degree of seasonality in our gross profit, with sugar and ethanol sales significantly lower in the last quarter of the fiscal year. Similarly, oil crops in the Northeast of Brazil, which are used as feedstock for our biodiesel, have a certain growing season, and we may need to store material or inventory outside of these seasons. This seasonality could have a material adverse effect on our results of operations for the last quarter of each fiscal year.

A significant change in expected or historical rain patterns for the regions where we have our plantations might diminish our ethanol output. Our ability to harvest and transport sugarcane from the fields to the production facility is reduced or impeded during rainy periods. Therefore, the rainy season of the year defines our harvesting period, and rain-intensive periods during the production period forces us to have idle plants or operate below capacity even during the production period. A significantly rainy year might reduce our ethanol output. Even though we keep agricultural experts to control our sugarcane plantations, uncommon plagues might affect our plantations, impacting our feedstock supply.

We have limited time periods within the year to plant crops and perform maintenance or expansion, so significant delays in the execution of planting or maintenance or expansion or weather or unavailability of fertilizers, could have a material effect on our anticipated future financial performance.

We are planting more sugarcane in 2009, as well as negotiating third-party sugarcane supply contracts, to meet our sugarcane feedstock needs for our 2009-2010 business plan. Our ability to meet plan objectives will be dependent on the availability of leased land or third-party supply in locations near to our mills, and tractors, harvesters, fertilizer and good weather conditions to meet our feedstock objectives.  Maintenance and any planned upgrades of our sugarcane mills must be done between harvesting seasons, so we must order equipment that may have long lead times and we will have a limited time period to perform maintenance and upgrades.

We are not yet fully mechanized in our harvesting process and manual harvesting is a labor-intensive activity, so we are highly dependent on seasonal workers to complete the balance of our harvest.

We might face difficulties in hiring the number of workers we may need, and/or we, or the industry, might face difficult negotiations with the unions which generally represent all workers in the sector. We are migrating to mechanized harvesting to the extent of our resources to fund the acquisition of mechanical harvesters and related equipment.  However, we have limited capital and credit, the availability of mechanical harvesters might be subject to a backlog, and the changeover to mechanized harvesting may cause tensions with manual sugarcane workers and their unions.

Ethanol prices have been correlated to the price of sugar historically. Accordingly, a decline in the price of sugar could lead to overproduction of ethanol and adversely affect our ethanol business.

A majority of ethanol in Brazil is produced at sugarcane mills that produce both ethanol and sugar. These millers are able to alter their product mix in response to the relative prices of ethanol and sugar, and this results in the prices of both products being correlated. Moreover, because sugar prices in Brazil are determined by prices in the world market, there can be a strong correlation between Brazilian ethanol prices and world sugar prices. Accordingly, a decline in sugar prices may also have an adverse effect on our ethanol business.

 Our ethanol products are sold to a small number of customers which may be able to exercise significant bargaining power concerning pricing and other sale terms.

A substantial portion of our ethanol production is sold to a small number of customers that acquire large portions of our production and thus may be able to exercise significant bargaining power concerning pricing and other sale terms. In fiscal year 2008, we had 13 ethanol customers with four accounting for 56% of our sales.

Risks Specifically Relating to Our Biodiesel Business

Biodiesel is a relatively new market worldwide, the business is new in Brazil and thus the demand cannot be forecasted with great accuracy. A change in the Brazilian Government's policy that biodiesel be added to the sales of all diesel may materially adversely affect our business.

Our revenue will be derived in part from the production and sales of biodiesel.  We expect that sales of biodiesel may constitute approximately 42% of our revenues in 2009, but that such percentage will decline in future years. This industry is relatively new in Brazil and the world, so there is not the length and depth of experience in the biodiesel industry that the ethanol industry has.

Furthermore, the industry is dependent on mandates to mix biodiesel into regular diesel both in Brazil and worldwide.  The initial mandate for Brazil took effect in January 2008 at a 2% level and has been changed upwards twice.  Most recently it was changed to a 4% mandate effective July 1, 2009.  The law calls for a 5% mandate by 2013. Any changes in these mandates by the Brazilian Government could materially affect our biodiesel business operations by reducing overall demand within Brazil for biodiesel.

Our current contracts for biodiesel are at a fixed price, whereas our feedstock is for the most part purchased at market prices.

Our contracts with Petrobras extend for three months from their date, and are at fixed prices.  These are granted pursuant to a series of reverse auctions to supply Petrobras.  We are exposed to the risk that the cost of feedstock may be greater than that which we projected at the time that we bid for the Petrobras contracts, and may not be able to or may choose not to hedge against rising cost of feedstock.  Future contracts with Petrobras are expected also to be for fixed prices.  The pattern of the auctions and sales process exposes us to significant margin squeezes.  We did not make any income on this operation in 2008 and there is no assurance that with this structure of the market that we will have any profitability in the future.  Margin squeezes are caused by a combination of sharp commodity feedstock price volatility, relative to fixed off-take prices, and poorly executed government policies at the beginning of the industry.  To the extent that we purchase our feedstock and such pricing falls below our cost of feedstock production, then it will have a material adverse effect on our results of operations.  We expect this margin pressure to continue and government policies (with potentially detrimental effects) to continue to evolve for the foreseeable future.

While in the future, we could attempt to minimize the effects of volatility of feedstock prices by engaging in hedging transactions, such transactions involve a degree of risk.  See the risk factor “Hedging transactions, or lack of hedging, involve risks that can harm our financial performance” above.

Our biodiesel products are sold to a small number of customers which may be able to exercise significant bargaining power concerning pricing and other sale terms. Our biodiesel sales contracts expose us to the risk of significant penalties and of cancellation.

The Company’s Bahia subsidiary has entered into various contracts with Petrobras for the delivery of biodiesel to only one customer, Petrobras S.A. pursuant to the current Brazilian industry framework.  We anticipate that we might enter into bilateral contracts with other producers in 2010.  To sell to Petrobras, we have entered into contracts pursuant to price auctions held by the ANP to sell up to 21 million liters of biodiesel in the first six months of 2009 to Petrobrás  providing for an aggregate sales price of R$55.4 million (approximately $26 million at an exchange rate of R$2 per US$1). Those contracts can be terminated by Petrobrás, and also provide for large penalties in the event of default. If we fail to observe the operating provisions of those contracts, including such matters as meeting environmental or safety requirements, delay or failure in making deliveries, failure to program anticipated deliveries properly, fail to satisfy inspection requirements or delivery or operating standards, or if delivered product fails to meet quality standards, or we fail to pay or reimburse applicable taxes, we could be penalized by up to 0.033% of the contract value for each day of default. If we fail to deliver biodiesel timely, we could be penalized up to 100% of the contracted for value of the undelivered fuel, and we could be disqualified from participating in further auctions.

In connection with the contract entered into in the first semester of 2008, Petrobras failed to collect certain contracted for volumes and failed to pay the purchase price timely.  As such failures created significant cash flow difficulties for the Company, the Bahia unit made a claim against Petrobras for indemnity payments (multas) applicable under the sales contract in the case of such failures, aggregating approximately $8.8 million (based on average exchange rates in effect during the first half of 2008).  In the case of subsequent contracts with Petrobras for the delivery of biodiesel, the Bahia unit has failed to make full delivery of contracted for volumes.  Although the Company believes that Bahia’s failure to deliver is excused under the relevant contracts, it is possible that Petrobras may make a claim for multas against Bahia, and while no such claim has been threatened, it is possible that if Bahia continues to press its claim against Petrobras to recover multas claimed by Bahia against Petrobras, or independent of the Company’s claim, Petrobras may seek to make claims against Bahia for multas by reason of Bahia’s failure to deliver, and such multas may aggregate to approximately $2.6 million (based on average exchange rates in effect during the first half of 2008.  Moreover, Petrobras has notified Bahia that Petrobras proposes to to terminate the quarterly contract with Bahia expiring June 30, 2009 by reason of Bahia’s failure to deliver contracted for volumes.  Such termination, should it occur, will have no practical effect on the contract as it would occur at or near the end of its term, however, it may disqualify Bahia from bidding to supply Petrobras in the auction for supply in the fourth quarter of 2009.  The Company would cause Bahia to defend against such disqualification on the basis that Bahia’s non-performance was excused by force majeure and on other bases, and Bahia would not be precluded by such termination from participating in Petrobras’s anticipated auction for emergency supply of biodiesel in the northeast region of Brazil.  See also Item 8.A.7.

If we are unable to obtain sufficient adequate feedstock, or if feedstock prices make the production of biodiesel at the prices provided for in the contracts uneconomical, we may be unable to deliver the contracted for product or we may be unable to operate so as to produce the contracted for product because of equipment breakdown or operator error, electricity outage or other circumstances not meeting the definition of an “act of God” within the terms of the contracts. We may thus be exposed to such non-delivery penalties or be disqualified from further auctions. Also, if Petrobrás were to cancel the contracts in whole or in part or disqualify us from future auctions after we had acquired feedstock, and we were unable to contract for the sale of biodiesel produced from that feedstock at the same or better price than in the Petrobrás contracts, we would be exposed to the risk of producing at a lesser margin than anticipated or to the risk of loss in the event that we were to resell such feedstock at a lower price than our acquisition price.

Our biodiesel business is subject to a number of sales, income and other tax exemptions granted by the Brazilian state and federal governments.

These exemptions are granted pursuant to law or special tax zone regulations. However, any repeal of such exemptions could materially affect our cost competitiveness in the biodiesel business. Some Brazilian states have not yet developed specific tax legislation for biodiesel, and the entire tax regime at different stages for biodiesel could change. Any changes in such legislation could negatively affect our biodiesel profitability.  Some of these tax exemptions are related to the Social Fuel Seal program of the Brazilian Ministry of Agricultural Development, which seeks to encourage purchases of agricultural feedstocks from family farms of twelve hectares or less.  We must maintain our certification in the Social Fuel Seal program to maintain these benefits.

Developing and administering agricultural projects that include a social service component may require skills that we do not possess, may be more costly than we project and may expose us to political or social pressures or criticism.

We support the social and economic objectives of the Social Fuel Seal program of the Brazilian Ministry of Agricultural Development.  Nonetheless, participating in the development of family farm plantations may require skills that our management does not possess, may distract us from our other businesses, may require significant investment, and the recovery of investment of cash and other resources will not be assured. It may occur that family farmers will not be sufficiently trained or otherwise able to produce anticipated quantities or reach or maintain required quality of production, that selected agricultural areas will not be suitable for production or that the crop varieties selected for planting will not be appropriate for the land selected or not suitable for biodiesel production, or that the family farming program will lose its political or community support if it does not, in the near term, obtain its ambitious social and economic goals, or that we will not be able to maintain our certification in the Social Fuel Seal Program.

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

The Brazilian currency has historically suffered frequent volatility, devaluations and sharp appreciations. Prior to 1994, the Brazilian Government implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets.

We are subject to risk brought about by the possibility of a devaluation of the real or a decline in the rate of exchange of U.S. dollars for reais. Unless we fully hedge this devaluation risk, any decrease in the value of the real relative to the U.S. dollar could have a material adverse effect on our business and results of operations. In addition, devaluation or a less favorable exchange rate would effectively increase the interest expense in respect of our US dollar-denominated debt and may have a material adverse effect on our operations.

There have been significant fluctuations in the exchange rates between the Brazilian currency and the US dollar. For example, during 2008, the US dollar/ real exchange rate appreciated from R$1.8150 per US $1.00 on January 1, 2008 to R$1.5608 by August 2, 2008 or 16%, but then depreciated to R$2.356 by December 31, 2008, or 50% from the high in August, according to Oanda.com.  Since year-end 2008, the real has appreciated by 21% to R$1.9408 on June 15th, 2009 according to Oanda.com.

Our reporting currency is the US dollar but all of our sales are in Brazilian reais, so that exchange rate movements may increase our financial expenses and negatively affect our profitability.

Comanche invoices its sales today in the currency of Brazil, the real, but reports results in US dollars. The results of Comanche and our Brazilian subsidiaries are translated from reais into US dollars upon consolidation. If the US dollar strengthens against other currencies, our net sales and net income may decrease.

Dependency on Management

We are highly dependent on certain members of our management the loss of whom may have a material adverse effect on us.

Our operations are dependent on certain members of our Board of Directors and some of our executive officers, particularly with respect to business planning, strategy and operations. If any of these key members of our management leaves our company, our business and results of operations may be adversely impacted.

Our success will depend to a significant extent upon the efforts and abilities of our officers to implement our proposed expansion strategy and execution of our business plan. The loss of the services of one or more of these key persons could have a material adverse effect upon our results of operations and financial position. Our business will also be dependent upon our ability to attract and retain qualified personnel. Acquiring these personnel could prove more difficult or cost substantially more than estimated. This could cause us to incur greater costs, or prevent us from pursuing our strategy as quickly as we would otherwise wish to do. While we may enter into employment agreements with certain of our officers or other key personnel, no such agreements are currently in place, other than with our Chairman, Thomas Cauchois, and our Vice Chairman, Alicia Noyola. The loss of any of our key employees could delay or prevent the achievement of our business objectives.

Two of our significant shareholders are directors and officers of the Company and also control certain companies to which we are indebted or which provide services to us; as a result they may make determinations or exercise their vote as a director in a manner which may be adverse to our interests.

Thomas Cauchois and Alicia Noyola each own 1,040,658 of our Ordinary Shares (approximately 4.1% of our outstanding Ordinary Shares each as of June 9, 2009), are each directors and senior officers of the Company. Mr. Cauchois and Ms. Noyola each directly or indirectly own 50% of the voting interests in Palatum Investments Inc., Octet Brazil Inc. and Citlali LLC and 33.3% of the voting interests in Greenwich Administrative Services LLC (“GAS”). As of year-end 2008, the Company owed an aggregate of $1,376,492 to such companies, all of which indebtedness is repayable upon demand and accrues interest at rates ranging of 6% or 9% per annum. GAS performs certain financial, bookkeeping, compliance and assistance with auditing for the Company at its cost plus 7.5%. The remaining indebtedness was incurred as a result of advances made to subsidiaries of the Company by the other companies referred to above. As a result of their share ownership and positions with the Company and their ownership of the creditors of the Company referred to above, certain conflicts of interest could arise for Mr. Cauchois and Ms. Noyola which might not be resolved in the Company’s favor.  Pursuant to the Company’s Memorandum and Articles of Association interested directors must note such conflicts in the Minutes of The Company and our policy is that such interested directors should refrain from voting on matters in which they have an adverse interest to the Company

Risks Relating to the Environment and Environmental Regulation

We are subject to extensive environmental regulation, and are exposed to potential costs for environmental compliance as it is now and as such laws are changed in the future.  In addition we may be exposed to liabilities as a result of our handling of hazardous material.

Our costs of complying with current and future environmental and health and safety laws, and our liabilities arising from failure to comply with environmental laws, including past or future releases of, or exposure to, hazardous substances, could adversely affect our business or financial performance.  These laws and regulations and permits can delay our operations and can often require us to purchase and install expensive pollution control equipment or to make operational changes to limit impacts or potential impacts on the environment and/or health of our employees and violation of these laws and regulations or permit conditions can result in substantial fines, criminal sanctions, revocations of operating permits and/or shutdowns of our facilities. In addition we are required to produce outputs within certain tolerances of purity and chemical composition. Violations of those parameters could cause us to install additional equipment for quality control or risk losing certain licenses. We have made and expect to make substantial capital expenditures on an ongoing basis to continue to ensure our compliance with environmental laws and regulations and permit requirements.  Due to the possibility of changes to environmental regulations and other unanticipated developments, the amount and timing of future environmental expenditures may vary substantially from those currently anticipated.

Delays in obtaining modifications to existing environmental licenses, delays in obtaining additional licenses for expansions or other projects, or regulatory disputes over licensing conditions or regulations may negatively affect our businesses.

We are subject to Brazilian federal, state and local laws and regulations governing the discharge of effluents and emissions into the environment, the use of water, the protection of natural resources and the handling and disposal of industrial waste or matters otherwise relating to the protection of the environment. The national policy of Brazil, established by Law No. 6938/81, has as its objective the preservation, improvement and recuperation of environmental quality, with parallel, and equally important, aims of assuring socioeconomic development and the protection of human dignity. CETESB is the principal agency directly governing our business in the State of São Paulo. A similar agency exists in Salvador state, the Secretaria de Meio Ambiente e de Recursos Hidricos (SEMARH) of the State of Bahia. Any delays or difficulties in obtaining the proper licenses to construct or expand our facilities according to our anticipated timeline may negatively affect our ability to implement our business plan as anticipated.

Environmental regulations could limit our ability to grow feedstock in reasonable proximity to our industrial facilities.

The Secretary of the Environment and other agencies in the State of São Paulo on May 18, 2008 identified certain geographical areas where sugarcane may be grown freely, where it may be grown with limitations and where it is prohibited.  These zoning regulations, which were introduced after our expansion at Santa Anita and during construction at Canitar, as presently existing or as may be amended, may limit the areas in which we might produce feedstocks near our plants (but currently do not affect our existing plantations), reducing our agricultural efficiency and increasing our costs if transportation radii increase, or making expansion economically not feasible if we cannot secure sufficient land near our mills for expansion of our plantations due to these restrictions.  As we understand the zones, the area around Canitar, located near Ourinhos, appears to be in a favorable expansion zone, while the area around Santa Anita, located near Piracicaba, appears to be in a less favorable expansion zone due to the proximity to São Paulo and the hilliness of the land.  However the zones are very broadly established and the regulators are still working on defining more specific detail and geography, so we are unable to assess the impact.  These zoning regulations as presently existing or as may be amended, may limit the areas in which we produce feedstocks, reducing our agricultural efficiency and increasing our costs if transportation radii increase, or making expansion economically unfeasible.

Our operations could have adverse environmental impact. Costs of compliance with burdensome or changing environmental and operational safety regulations could cause our focus to be diverted away from our business and our results of operations to suffer.

Ethanol production involves the emission of various airborne pollutants, including particulate matter, carbon monoxide, carbon dioxide, nitrous oxide, volatile organic compounds and sulfur dioxide. Also, our mills will discharge process water, and crushing residue (vinasse) into the environment. The production of biodiesel requires the use of certain hazardous substances, such as methanol, the storage and handling of which are subject to regulation, and the production process also yields waste water which is required to be properly treated. The growing of feedstocks requires the use of pesticides and fertilizers that may run off, or contaminate ground or running water, or may affect flora or fauna. The dedication of large land areas to single crops could have an adverse affect on biodiversity. Fuels produced by our operations must be properly stored and contained, and safeguarded from fire and other risks. As a result, we will be subject to environmental regulations in Brazil and likely in any other country in which we produce biofuels in the future. These regulations will be subject to change and such changes may require additional capital expenditures or increased operating costs. Consequently, considerable resources may be required to comply with future environmental regulations. In addition, our facilities could be subject to environmental nuisance or related claims by employees, property owners or residents near the facilities arising from air or water discharges, or the existence of environmental risks. Ethanol production has been known to produce an unpleasant odor to which any surrounding residents could object. Environmental and public nuisance claims, or tort claims based on emissions, or increased environmental compliance costs could significantly increase our operating costs.

We may be exposed to existing environmental and other liabilities of acquisitions, which could affect our results of operations and financial condition in the future.

Under Brazilian law, there are certain successor liabilities — for example, environmental, tax and employment-related liabilities — for which we may become liable as an acquirer of businesses or assets. Our acquisition agreements did include escrows and may in the future provide for an escrow against, or guarantees regarding, such contingencies, but there can be no assurance, however, that the amount in any such escrow will be sufficient to pay all such liabilities, or that no further such liabilities will become payable after the escrow term has ended, or that the guarantees regarding such contingencies will be enforceable. In such events, we may be obligated to fund such liabilities without recourse to the sellers, and our results of operations and financial condition may be adversely affected.

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

Recently, the world economic crisis and resulting uncertainty has resulted in severe volatility in currency swings.  While the Brazilian Government has adopted economic measures that are more conservative than expected, we cannot assure you that these policies will continue or that the Brazilian Government will continue to pursue economic stabilization and liberalization policies.

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

The value of securities issued by companies doing business in Brazil may be influenced by economic and market conditions in Brazil, and, to varying degrees, market conditions in other Latin American and emerging market countries, independently of the results of our business. Although economic conditions are different in each country, the reaction by investors to developments in one country may cause the perceived value of companies doing business in other countries to fluctuate. Developments or conditions in other emerging market countries have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil, as well as limited access to international capital markets by companies doing business in Brazil, which may adversely affect our ability to borrow funds at an acceptable interest rate or to raise equity capital when and if there should be a need for us to do so. Although market concerns that crises that have affected economies around the globe would ensue in Brazil have become a reality only to a relatively limited extent, lenders' and other investors’ perception of increased risk due to a crisis in other countries may adversely affect our ability to borrow funds at an acceptable interest rate or raise equity capital when and if there is a need for us to do so.

Inflation, and the Brazilian Government's measures to combat inflation, may contribute significantly to economic uncertainty in Brazil and affect our operating results.

Brazil has historically experienced high rates of inflation. Inflation, as well as Brazilian Government efforts to combat inflation, had significant negative effects on the Brazilian economy, particularly prior to 1995. The annual inflation rate, as measured by the General Price Index Internal Availability (Indice Geral de Precos Disponibilidade Interna), reached 2,708% in 1993. Inflation rates have been generally low since 1994 as measured by the General Price Index Internal Availability. For the twelve-month period ended May 31, 2009, the inflation rate was 4.91%, according to Portal Exame. The Brazilian Government's measures to control inflation have often included maintaining a tight monetary policy with high interest rates, restricting thereby the availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions also may contribute materially to economic uncertainty in Brazil and accordingly weaken investor confidence in Brazil, thus impacting our ability to access the international capital markets. Brazil may experience high levels of inflation in the future. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further Brazilian Government intervention in the economy, including the introduction of Brazilian Government policies that may adversely affect the overall performance of the Brazilian economy, which in turn could adversely affect our operations.

Political and economic conditions in Brazil may have a detrimental effect on our business.

The Brazilian economy has been characterized by significant involvement by the Brazilian Government, which often changes monetary, credit and other policies to influence Brazil’s economy. The Brazilian Government’s actions to control inflation and other economic policies have often involved wage and price controls, modifications to the Central Bank of Brazil’s base interest rates, and other measures, such as the freezing of bank accounts, which occurred in 1990. The Brazilian Government’s economic policies may have important effects on Brazilian corporations and other entities, including us, and on market conditions and prices of Brazilian securities. Our financial condition may be adversely affected by the following factors and the Brazilian Government’s response to them:

•	devaluations and other exchange rate movements;
•	inflation; exchange control policies;
•	social instability;
•	price instability;
•	energy shortages;
•	interest rates;
•	liquidity of domestic capital and lending markets; and
•	tax policy.

Disruption of transportation and logistics services, availability of trucks or insufficient investment in public infrastructure could adversely affect our operating results.

One of the principal disadvantages of the Brazilian agriculture sector is that key growing regions lie far from major ports. As a result, efficient access to transportation infrastructure and ports is critical to the growth of Brazilian agriculture as a whole, including our operations. A substantial portion of Brazilian agricultural production is currently transported by truck, a means of transportation significantly more expensive than the rail transportation available to US and other international producers. Our truck fleet is incomplete, and our ability to purchase new trucks and other rolling stock is limited by constraints in our access to capital, and may become constrained by backlogs of new truck manufacturing in Brazil. Our dependence on truck transport may affect our position as a low-cost producer, so that our ability to compete in world markets may be impaired. Moreover, there may be competing demand for the same infrastructure from other sectors of the Brazilian economy. Even though road and rail improvement projects have been considered for some areas of Brazil, and in some cases implemented, substantial investments are required for road and rail improvement projects, which may not be completed on a timely basis, if at all. Any delay or failure in developing infrastructure systems could hurt the demand for our products, impede our delivery of products or impose additional costs on us.

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

Risks Relating to our Shares

There has been no market for our Ordinary Shares, and our shareholders may not be able to resell their Ordinary Shares at or above the purchase price paid by such investor, or at all.

As of June 9, 2009 there were 57 holders of our Ordinary Shares and no trading market for our Ordinary Shares. We had intended to qualify our Ordinary Shares for quotation on the Over-the-Counter Bulletin Board (the “OTC Bulletin Board”), However, we have been waiting for stability to return to world equity markets before completing the application process.. The OTC Bulletin Board tends to be highly illiquid. There is a greater chance of market volatility for securities that trade on the OTC Bulletin Board as opposed to a national securities exchange or quotation system. This volatility may be caused by a variety of factors including:

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
The Company’s quarterly revenue and operating results are volatile and difficult to predict, and if we fail to meet the expectations of investors, the market price of our shares would likely decline significantly.

Our revenue and operating results are likely to fluctuate significantly from quarter to quarter, due to a number of factors. These factors include, among others:

·	our ability to retain and increase sales to existing customers, attract new customers and satisfy our customers’ requirements;

·	commodity prices;

·	input prices;

·	currency rates;

·	weather and agricultural yields;

·	periods of time when we are not harvesting, thus incurring costs but not necessarily sales, unless we have unliquidated inventories;

·	the rate of expansion of our production, our ability to expand to producing higher value added products;

·	costs or potential limitations on our business activities resulting from litigation and regulatory developments in our industry;

·	the adverse impact on our profit and loss statement due to amortization of intangible assets of the Acquisitions;

·	downward pricing pressures;

·	costs and risks associated with any future acquisitions or the adoption of new technologies or entering into higher value added sectors;

·	our ability to respond to technological developments in our industry; and

·	fluctuations in economic and market conditions.

Many of these factors are largely outside of our control, and there are many facets of each of these factors over which we have limited control. As a result of the factors above and the evolving nature of our business and industry, we may be unable to forecast our revenue accurately. We plan our expenses based on operating plans and estimates of future revenue. We may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfalls. Additionally, a failure to meet our revenue or expense projections would have an immediate and negative impact on our operating results. If this were to happen, assuming that there was a market for our Ordinary Shares, which there currently is not, the market price of our Ordinary Shares would likely decline significantly.

The influx of additional shares of our Ordinary Shares onto the market, to the extent that one exists, may create downward pressures on the trading price of our Ordinary Shares.

We have issued a large number of Ordinary Shares and securities convertible into, or exercisable for, Ordinary Shares. The secondary resale of substantial amounts of our Ordinary Shares in the public markets could have an adverse effect on the market price of our Ordinary Shares. Such an adverse effect on the market price would make it more difficult for us to sell our equity securities in the future at prices which we deem appropriate or to use our shares as currency for future acquisitions.

Our Ordinary Shares may be considered a “penny stock” and it may be difficult to sell.

The SEC has adopted regulations which generally define a “penny stock” to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. If, upon development of a market, the market price of the shares falls below $5.00 per share, the penny stock rules promulgated by the Securities and Exchange Commission (the “SEC”) require a broker-dealer, before a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and the salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules generally require that before a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s agreement to the transaction. These rules may adversely impact the liquidity of our shares and may affect the ability of investors to sell their shares.

A significant amount of our Ordinary Shares are eligible for sale and the sale of such shares could depress the market price, to the extent that one exists, of our Ordinary Shares.

All of the Ordinary Shares and all of the shares issuable to the selling shareholders upon the conversion of the convertible notes we issued in 2007, other than Ordinary Shares held by persons who are affiliates of the Company, are eligible to be sold pursuant to Rule 144. In addition, members of our senior management and certain other persons receiving our Ordinary Shares as part of the purchase price in the acquisitions which were closed in April 2007 have been contractually free to sell all of their Ordinary Shares since February 28, 2009, the first anniversary of the effectiveness of a registration statement covering the resale of certain of our Ordinary Shares which we filed with the SEC, although the Ordinary Shares held by such persons may also be subject to restrictions on sale under the Securities Act of 1933, as amended (the “Securities Act”) by virtue of such persons having been affiliates of the Company. Sales of a significant number of shares of Ordinary Shares in the public market commencing in a year could lower the market price of our Ordinary Shares. The large number of Ordinary Shares which are available for sale in the public market could depress the market price of our Ordinary Shares, when and if a market exists.

We do not anticipate paying dividends on our Ordinary Shares, pursuant to the term of our senior notes.

Pursuant to the terms of the Senior Notes we issued to certain investors in private placements consummated in 2008, we are not be able to pay dividends on our Ordinary Shares. To the extent these notes stay outstanding for their full term or we enter into other restrictive credit agreements, we may face significant limitations on paying dividends to investors.

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

Potential investors that are U.S. Holders, as defined under “Taxation –U.S. Federal Income Tax Considerations” below, should be aware that special adverse U.S. federal income tax rules apply to U.S. Holders of equity interests in a non-U.S. corporation classified as a “passive foreign investment company” (“PFIC”) under Section 1297(a) of the U.S. Internal Revenue Code. Based on the current composition of the Company and its subsidiaries’ income and the market value and composition of the Company and its subsidiaries’ assets, the Company does not believe that it or any of its subsidiaries were classified as a PFIC for the year ended December 31, 2008, nor does it anticipate that it or any of its subsidiaries will be classified as a PFIC for the current or future taxable years. However, a non-U.S. corporation’s status as a PFIC is an inherently factual determination that is made annually based on the composition of the corporation’s income and assets. The Company cannot assure you that it or any of its subsidiaries will not be considered a PFIC for any future taxable year. Specifically, the Company or its subsidiaries may periodically, after a financing, have a significant amount of cash and other assets that are or may be considered passive assets for PFIC purposes, depending on, among other factors, how soon and in what assets the Company or its subsidiaries invests these amounts. If the Company is treated as a PFIC for any taxable year during which a U.S. Holder held Ordinary Shares, the U.S. Holder may be subject to increased U.S. federal income taxes on a sale or other disposition of such U.S. Holder’s Ordinary Shares and on the receipt of certain distributions. Additional adverse U.S. federal income tax consequences could result to a U.S. Holder of the Ordinary Shares for any taxable year in which the Company is a PFIC and one or more of its subsidiaries is also a PFIC. See “Taxation –U.S. Federal Income Tax Considerations” below for a more detailed discussion of the consequences to a U.S. Holder if the Company or any of its subsidiaries are classified as a PFIC. A shareholder should consult its own tax advisor regarding the application of the PFIC rules to its particular circumstances.

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

Our Memorandum of Association authorizes the issuance of up to 10,000,000 Preference Shares, where such Preference Shares may have multiple votes per share, a liquidation preference or other preferences. The Preference Shares could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. See below in Item 4.A, in the Section “Recent Placements of Securities” for a description of the Preference Shares recently issued in exchange for our convertible notes.

Item 4.	Information on the Company

4.A.	History and Development of the Company

We were incorporated under the laws of the Cayman Islands on February 9, 2007. On April 2, 2007 we acquired from our founders, Thomas Cauchois and Alicia Noyola, all of the outstanding shares of Comanche Corporation, an Cayman Islands corporation, in exchange for the issuance to each of Mr. Cauchois and Ms. Noyola of 1,145,408 of our Ordinary Shares. At the time of the exchange and as of the date of this Annual Report, Comanche Corporation was and is the sole member of Comanche Clean Energy, LLC a Delaware limited liability company (“Comanche LLC”), which is a holding company for Comanche Participaçoes do Brasil Ltda. ("Participaçoes"), which is in turn a holding company for certain Brazilian companies through which we conduct our operations. Information concerning such companies, including an Organizational Structure chart, is presented below.

Our principal office is located at Rua do Rocio 84, 11th floor, Sao Paulo SP CEP 04552-000, Brazil and the telephone number of such office is 55-11-3048-8222.

Our operating businesses consist of our ownership interests in two operating ethanol plants, Comanche Biocombustivieis de Canitar Ltda., (“Canitar”), and Comanche Biocombustivies de Santa Anita Ltda. (“Santa Anita”), along with related land, sugarcane plantings, rolling stock and storage tanks and our biodiesel business, Comanche Biocombustiveis de Bahia Ltda. (“Bahia”). In 2008, we also formed Comanche Operações e Participações Societárias Ltda (“Operações”) as a fully owned subsidiary of Comanche LLC to hold Comanche Bioenergia do Maranhão (“Maranhão”) Ltda. (“Maranhão”). Maranhão was formed to develop an ethanol project in the Brazilian State of Maranhão. However, due to financing constraints, we have ceased our efforts to develop this project.

Prior to its acquisition by Comanche LLC, Participaçoes was owned by Palatum Investments, LLC ("Palatum"), a company owned by Thomas Cauchois and Alicia Noyola. On July 10, 2006 Palatum transferred ownership of Participaçoes to Comanche LLC for a Note Payable in the principal amount of $781,000, which is the amount that Palatum had invested in Participaçoes. This note bears interest at an annual rate of 9% and is repayable on demand.

During 2006 other companies owned jointly by Thomas Cauchois and Alicia Noyola and by Mr. Cauchois alone, advanced a total of $909,000 to various entities directly or indirectly owned by Participaçoes during 2006. These advances bear interest at rates of 6%-9% annually and are repayable on demand.

Since June 9, 2006, another affiliate of the Company, GAS, which is 66.7% owned by Thomas Cauchois and Alicia Noyola, performs various administrative and accounting services for the Company at cost plus 7.5%. Total expenses related to these administrative and accounting services totaled $645,000 in 2006. Unpaid balances due to GAS bear interest at a rate of 9% annually.

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

The convertible notes issued pursuant to the Note and Warrant Purchase Agreement set out further covenants of the Company, including the ranking of the notes; limitations on incurrence of additional indebtedness and granting or existence of liens against the assets of the Company and its subsidiaries; restrictions on certain payments, redemptions and the declaration of or payment by the Company or its subsidiaries of cash dividends, the payment of management fees, subject to certain exceptions, the making by the Company or subsidiaries of loans, advances or investments, the optional repayment of indebtedness subordinated to the notes, entering into certain transactions such as mergers, dispositions, consolidations and liquidations; and committing to the maintenance of certain leverage ratios and fixed charge ratios. These covenants, other than that regarding the ranking of the notes, were deleted in an amendment of the notes upon the consummation of the financing transactions in June 2008 discussed below, and the notes have been exchanged for Ordinary Shares of the Company in connection with the 2009 Restructuring described below.

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

The Ordinary Shares which are issuable upon exercise of the warrants and the conversion of our convertible notes will be validly issued by the Company when an entry is made on the Register of Members of the Company against the appropriate shareholder’s name following the exercise of warrants or conversion of convertible notes. Upon the consummation of the 2009 Restructuring described below, the warrants held by the holders of the convertible notes we issued in the April 2007 Placements were exchanged for Ordinary Shares of the Company.

The convertible notes we issued in the April 2007 Placements (which were exchanged for Ordinary Shares of the Company in connection with the 2009 Restructuring described below) were due and payable on April 3, 2012 and bore interest at a rate per annum equal to the twelve-month London Interbank Offered Rate (“LIBOR”) plus 3.5%. Interest on the notes was payable quarterly. All or any portion of the outstanding principal amount of the convertible notes we issued were convertible at any time at the option of the holders thereof into our Ordinary Shares at a conversion rate of one Ordinary Share for each $5.50 principal amount converted. The conversion rate was subject to adjustment in certain circumstances to protect the holder from dilution. After April 2, 2009, the Company had the right to redeem the outstanding principal and accrued interest on the notes if the weighted average price of the Ordinary Shares equaled or exceeded 200% of the conversion rate then in effect for 20 consecutive trading days and certain other conditions were met. The repayment of the notes was originally secured by guarantees given by certain subsidiaries of the Company - Comanche Corporation, Comanche Clean Energy LLC and Participaçoes - and the pledge by each of the Company, Comanche Corporation and Comanche Clean Energy LLC of the equity securities of the subsidiary directed owned by it. However, in connection with the transactions discussed below which were consummated in June 2008, such guarantees and pledges were released and terminated.

The notes were redeemable in whole or in part by each holder upon the occurrence of an Event of Default as defined in the notes. Events of Default under the notes originally included, among other things, the Company’s failure to pay any amount of principal, interest, late charges under the notes or related transaction documents; the failure of the Company or a subsidiary of the Company to pay when due any principal, interest or premium of any other indebtedness, to the extent that such indebtedness exceeds $2,000,000; the commencement by the Company or a subsidiary of voluntary bankruptcy or insolvency proceedings; the commencement of involuntary bankruptcy proceedings against the Company or a subsidiary which are not dismissed or stayed within 30 days; the failure of any provision of a note or security document delivered pursuant to the Notes and Warrant Purchase Agreements to be valid, binding or enforceable against the Company or any guarantor of the notes; a change of control of the Company (except if there has occurred an assumption of the Company’s obligations under the Notes in accordance with the terms of the notes); the occurrence of a breach, default or termination under certain material contracts to which the Company is a party; a final and unappealable judgment is rendered against the Company or a subsidiary in excess of $2,000,000 in the aggregate and remains undischarged or unvacated for 60 days or more; the failure of certain material representations or warranties made by the Company in the Note and Warrant Purchase Agreement to be correct or not misleading when made; the breach by the Company of certain covenants or other material terms or conditions contained in any transaction document; or the cessation of a substantial part of the business of the Company or a guarantor for a period which could reasonably be expected to have a material adverse effect on the Company. Certain of such events were removed as Events of Default in the amendments made in connection with the transactions entered into in June, 2008.

In connection with the April 2007 Placements we granted to each person which holds securities purchased from us pursuant to the Securities Purchase Agreements with an aggregate purchase price of at least 4.5% of the aggregate purchase price of all securities purchased by all investors pursuant to the Securities Purchase Agreements, the non-transferable right, subject to certain exceptions, to purchase its pro rata share of any equity or equity-linked securities of the Company that the Company proposes to sell on the same terms offered to third parties. The participation right was agreed to expire when notes with less than less than 20% of the original principal amount of the notes issued in the April 2007 Placement and the June 2007 Placement described below, are outstanding, and hence by virtue of the exchange of the notes issued in such placements for Ordinary Shares of the Company as part of the 2009 Restructuring, such participation right has expired.

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

Participaçoes, an indirect subsidiary of the Company, had guaranteed the repayment of the Cash Bridge Notes and secured its guarantee by the pledge of all of the capital stock of each of Canitar, Santa Anita, Bahia and Maranhão. The pledges were in favor of Tri State Title & Escrow LLC, an entity which is acting as collateral agent for the holders of the Cash Bridge Notes.

Upon the consummation of the financing transactions in June 2008 discussed below, the Company’s obligations under all of the Cash Bridge Notes were either satisfied by full payment to the noteholder or the Cash Bridge Notes were exchanged by the noteholder for other securities of the Company as discussed below.

The Equity Bridge Notes provided that they were due and payable on December 20, 2008. The Equity Bridge Notes bore interest at the rate of 20% per annum. The Equity Bridge Notes provided that that could be prepaid at the option of the Company if either of the following have occurred: (1) the expansion of the sugarcane ethanol production facility owned by the Company’s indirect subsidiary, Canitar, to a crushing capacity of 1,200,000 tons of annual crush and has reached a stage of 50% completion or greater, in the written estimation of an independent engineer, or (2) the Company has issued further notes having an aggregate of principal amount of $32,000,000 or greater. The Equity Bridge Notes provided that the amount of the prepayment at the option of the Company shall include 100% of the principal amount of and all accrued interest on the notes plus a specified prepayment consideration for each noteholder and all other amounts due and payable on the prepayment date. The Equity Bridge Notes also provided that all amounts thereunder were payable in Ordinary Shares of the Company at the rate of one Ordinary Share for each $6.00 payable (subject to appropriate adjustments for any stock dividend, stock split, stock combination, reclassification or similar transaction after the issuance date of the notes). The Equity Bridge Notes were unsecured obligations of the Company. In June 2008, as discussed below, the Company exercised its option to redeem all of the Equity Bridge Notes as a result of the Company having issued further notes having an aggregate of principal amount of $32,000,000 or greater.

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

The issuance and sale of the 2008 Notes and 2008 Warrants was made pursuant to a Securities Purchase Agreement dated as of June 18, 2008 among the Company, Participações, Canitar, Santa Anita, Bahia, Maranhão, Operações and certain buyers party thereto (the “2008 Securities Purchase Agreement”).

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

The repayment of the 2008 Notes is secured by guarantees given by certain subsidiaries of the Participações, Canitar, Santa Anita, Bahia, Operações and Maranhão (collectively, the “Guarantors”), and the pledge by each of Participações and Operações of the equity securities of the subsidiary or subsidiaries directed owned by it as of the date of the closing as well as a security interest in the assets of Canitar, Santa Anita and Bahia.

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

In June 2009, the Company consummated the following transactions (collectively, the “2009 Restructuring”):

The Company entered into and consummated an agreement with the holders of the convertible notes issued in April and June 2007, providing for the exchange of their notes for Preference Shares of the Company issued at $1,000 per share, valuing the exchanged notes at the principal amount thereof together with accrued and unpaid interest thereon. The exchange agreement further provides for the exchange of the warrants issued in April and June 2007 and held by the holders of such convertible notes for Ordinary Shares of the Company, at an exchange ratio of 0.76 Ordinary Shares per warrant. The Preference Shares accrue a right to receive dividends at a rate equal to three-month LIBOR plus 350 basis points quarterly in arrears commencing on July 1, 2010 (however, no dividends may be paid so long as the notes issued in the 2008 financings prohibit such payment) and have a liquidation preference equal to their issue price together with accrued, but unpaid dividends.

The Preference Shares in turn are exchangeable into Ordinary Shares of the Company at a ratio valuing each Preference Share at its liquidation preference amount and each Ordinary Share at $1.50 in the following circumstances: (a) automatically, in the event that the Company receives cash equity contributions of at least $10 Million within one year following the date of the exchange; (b) at the election of the Company, if the weighted average price of the Ordinary Shares has equaled or exceeded 150% of $1.50 over 20 or more consecutive trading days; and (c) at the election of the Preference Shareholder. In the event that cash equity contributions aggregating at least $10 Million within one year following the date of the exchange are not obtained, the holders of the Preference Shares will have the right to elect the majority of the directors of the Company (but otherwise, such holders do not have the right to elect directors), and if such right to elect directors is exercised by the holders of the Preference Shares, the persons who hold the senior notes issued in June, 2008 will obtain the right to elect two of the directors of the Company.

Further, the Company entered into an agreement with the holders of the 2008 Notes, which is conditioned upon entering into and performance of the exchange agreement described above and further conditioned upon the entering into by Thomas Cauchois and Alicia Noyola of a lockup agreement covering the Ordinary Shares held by them as of the effective date of the agreement for a period of one year. Such agreement provides, among other things, for the amendment of the 2008 Notes and the purchase agreement pursuant to which they were issued so as to (a) adjust the financial ratios required thereby to be maintained by the Company, (b) permit the Company to pay interest in kind on such notes for periods extending through September 30, 2010, and to provide that notes issued for payment in kind during such extended periods bear interest at a rate of 15.5%, (c) prohibit the payment of dividends on the Preference Shares, (d) grant the holders of the 2008 Notes the right to designate two observers to the Company’s board of directors and the right to elect two directors as described above and (e) requires the Company to pay a consent fee equal to 3% of the outstanding principal and accrued interest on each 2008 Note, such fee to be paid by issuing a note in the same form as the 2008 Note, as amended, in the principal amount of the fee.

The Company has offered to the holders of the warrants issued in connection with the April and June, 2007 financing transactions (except the holders of such warrants who were also holders of the convertible notes issued in such transactions, which warrants and notes were exchanged pursuant to the exchange agreement described above), the right to exchange their warrants for Ordinary Shares of the Company at the rate of 0.76 Ordinary Shares per warrant until July 10, 2009, which is the same exchange rate as was offered to the holders of the convertible notes.

Acquisitions

Our principal acquisitions since April 2007, consist of the following:

·
Certain of the assets of Ouro Verde Participações S/A into Canitar,, including buildings, land, environmental license and some used sugarcane processing equipment. Canitar is located near the city of Ourinhos in the State of São Paulo, approximately 350 kilometers from the city of São Paulo. The purchase price for the assets after purchase price adjustments and closing costs was approximately $7.1 million. The purchase price included cash paid, the issuance to the seller of 165,049 of our Ordinary Shares, receivables forgiven and actual liabilities assumed. We did not mill at Canitar in 2007. Rather, since our acquisition of the facility we have been in the process of reconstructing and expanding the plant in two phases utilizing the existing site and license, and a limited portion of existing equipment and installations. The reconstruction was completed during the fourth quarter of 2008.

·
605 hectares of land near the Canitar facility and certain agricultural equipment and tank trucks for a purchase price of approximately $7.9 million inclusive of closing costs and purchase price adjustments. Payment was made in the form of cash payments, notes to the seller and debt assumed;

·
all of the outstanding shares of Destilaria de Alcool Simoes Ltda. (which has been renamed Comanche Biocombustiveis de Santa Anita Ltda.), which owned a sugarcane processing facility located near Tatui in the State of São Paulo approximately 140 kilometers from the city of São Paulo (sometimes referred to in this document as the “Santa Anita” facility). The purchase price for such shares was approximately $36.4 million inclusive of closing costs and purchase price adjustments. This includes cash paid, actual liabilities assumed and the pro rata share of our ordinary shares issued to two consultants who for a period of time became members of our management, for assistance in negotiating and closing the transaction; and

·
all of the outstanding shares of IBR Inoquimica do Brasil Ltda. (which has been renamed Comanche Biocombustiveis de Bahia Ltda.), which owns the 10.6 million gallon biodiesel estherization facility located in Simoes Filho, in the State of Bahia, close to the principal industrial port of the City of Salvador, Brazil (sometimes referred to in this document as the “Salvador” or “Bahia” facility). The purchase price for such shares was approximately $12.2 million inclusive of closing costs and purchase price adjustments. This includes cash paid, actual liabilities assumed and the pro rata share of our ordinary shares issued to two consultants who later became members of our management, for assistance in negotiating and closing the transaction.

The purchase prices in such acquisitions were paid for with a portion of the proceeds we received for the sale to the selling shareholders of our Ordinary Shares, convertible notes and warrants to purchase our Ordinary Shares pursuant to the Securities Purchase Agreements.

Ouro Verde Participações S/A was owned in part by Alexandre Tadeu Kume, Jose Ricardo Kume and Delmo Vilhena, and it received the shares issued in connection with such purchase and a portion of the cash consideration. We also issued 844,660 of our Ordinary Shares to Castanhera Acquisition Company, LLC (“Castanhera”), a company also owned by Messrs. Kume and . Mr. Vilhena, in consideration of consulting services rendered to us in connection with the acquisitions of Bahia and Santa Anita described above. The fair market value of the ordinary shares issued to Castanhera was allocated to the purchase prices of the Santa Anita and Bahia acquisitions mentioned above.

4.B.	Business Overview

We produce renewable “green” chemicals, primarily clean fuel ethanol from sugarcane and biodiesel from multiple feedstocks, in facilities that we own in Brazil. We grow a substantial part of the sugarcane that we require for producing ethanol ourselves or through partnerships, purchase the balance from third parties, and acquire feedstock for the production of biodiesel from third parties. Sugarcane is considered one of the most efficient conversions of sunlight into energy by scientists and is a renewable resource. Sugarcane converted into ethanol has a much more environmentally favorable set of attributes than corn ethanol: it provides seven times the energy output as used for energy input, it is not considered to be a competing food source use, it yields more than twice as much energy per acre, and it has three times greater reduction in greenhouse gas emissions from an overall use cycle standpoint.

To date, we have grown our production capability from zero to a capacity to produce over 270 million liters of biofuels since our founding in 2007. We have done this through acquisitions (2007) and capacity expansions of existing plants and the building of a new plant (2008). Our plan is to continue to expand our feedstock conversion capabilities, our product mix, our production facilities, our sugarcane feedstock and to attract feedstock partnerships to facilitate the production of biodiesel. Our current customers for ethanol are fuel distributors and trading companies, and our current biodiesel sales are to Petrobras, a semi-public Brazilian oil company. We expect to expand this group of customers to include additional domestic Brazilian and international relationships.

We have two ethanol production units with 170 million liters of capacity and one biodiesel unit with 100 million liters of capacity in operation today. Our ethanol units consist of Santa Anita, a 600,000 ton sugarcane processing facility (approximately 50mm liters of ethanol capacity), and our Canitar facility, on which we recently spent approximately $54 million for state-of-the-art equipment to reconstruct a new mill, the first phase of which was completed in November 2008, resulting in approximately 1.2 million tons of crushing capacity per year, or 120 million liters of production on an annualized basis. With these plants we have approximately 22,000 hectares of sugarcane feedstock under cultivation (on owned or leased land), in farmer partnerships or through suppliers. Our Bahia biodiesel plant has a 100 million liter capacity and is a water-based batch biodiesel processing facility where we buy feedstock from third parties.

Our Business Model

Our business model is to produce clean, renewable chemicals, primarily fuel, and electricity in a profitable and responsible manner. Our ethanol production is based on sugarcane, a competitive and viable feedstock for ethanol and energy because of its low production cost and high sunlight conversion ratio relative to other ethanol sources, such as corn and sugar beets. Our biodiesel production is based upon low-cost feedstocks. Our long-term objective is to produce renewable chemicals and fuel substitutes with the best available technology. Our business plan is to continue to acquire, expand, develop and operate industrial and agricultural clean fuel production capacity and transportation infrastructure. We plan to expand our existing production capacity, acquire and expand other projects and to develop greenfield projects, depending on the relative future profitability of each type of expansion and available capital resources or financing. We produce energy and chemicals from agriculture, biofuels and our own needs for energy, and we intend to eventually export electricity for sale to third parties. We do not produce sugar or other agricultural commodities, except as byproducts of our need for energy feedstocks. In the long term, we aspire to be financially equivalent to a mid-cap oil company, but with a better, renewable business model.

Today, we operate two ethanol mills and one biodiesel refinery. These plants are located close to transportation logistics and in very productive agricultural areas. Our ethanol facilities are located in the Center-South region of Brazil, which is one of the world’s most productive sugarcane regions primarily because of its favorable soil, topography and climate, nearby research and development organizations and infrastructure facilities. For example, our Canitar facility is located near the city of Ourinhos in the State of São Paulo. Ourinhos is about 350 kilometers from the city of São Paulo, but is connected to the City of São Paulo by modern expressways and to the ports of Santos and Paranagua by railroads and highways. Ourinhos is one of the largest ethanol collection points in Brazil. The State of São Paulo has among the highest productivity land and yields of sugarcane in the world, according to the U.S. Department of Agriculture. Our other ethanol facility, Santa Anita, is located about one and a half hours from São Paulo, by freeway. It is one of the closest plants to São Paulo. Our Bahia biodiesel plant is located in Salvador, Bahia very close to a Petrobras refinery and to a liquids port. The main feedstock for biodiesel in Brazil is soy, and the port of Salvador is a major export point for soy oil due to the favorable agriculture and transportation facilities in or near the State of Bahia.

We are focused on increasing our production capacity through expansion of existing facilities, development of greenfield projects and, as opportunities present themselves, acquisitions. We are also planning to invest in the generation of electricity, which allows us to be energy self-sufficient and also represents a potential additional source of future cash flow.

Our business plan is for growth in several stages. During 2007-2008 we accomplished the following phase one of our business establishment and expansion:

•
we acquired an initial platform of mid-sized new ethanol and biodiesel production facilities in privileged agricultural and logistical settings which are or can be vertically integrated into their feedstocks;

•
we expanded the three industrial plants: during 2008 we expanded Santa Anita by 35% to 600,000 tons of throughput, we expanded Bahia by tripling the capacity and we scrapped most of the previous plant and built a new Canitar in nine months as a state-of-the-art plant that will crush 1,500,000 tons in 2009;

•	we installed new plant automation and control systems in our Santa Anita and Bahia plants and a state-of-the-art system at Canitar;

•	we built tankage facilities, modern loading facilities and environmental treatment systems for air and water pollution control in all our plants;

•	we acquired tractors, mechanical harvesters, a fleet of trucks, ambulances, fire trucks and other vehicles and a fleet management and maintenance capability;

•	we installed computers, servers, new offices and numerous worker health and safety equipment and facilities;

•	we newly planted or contracted for sufficient sugarcane supplies to vertically integrate our feedstock needs to more than 22,000 hectares of sugarcane;

•
we began a technology implementation that includes best practices from Brazil and other countries, state-of-the-art automation and control systems, new agricultural varietals and planting practices, precision agriculture, new types of fermentation technology and new types of industrial efficiency;

•	through these expansions and vertical integration we are reducing average production, operating and capacity costs; and

•
at the same time, we are professionalizing our management and processes, by establishing and then enhancing, streamlining and growing our organizational reporting and accountability systems, our enterprise information system, our financial and accounting systems, our human resources systems, our health and safety procedures, our quality controls and implementing better agricultural and fleet management systems and practices.

We commenced operations with a group of senior managers who came with the acquisition of the Canitar plant. While these managers were important to commence and build the Company at an early stage, we have subsequently broadened and selectively replaced our management group, by promoting from within based upon merit and by selective outside recruitment to broaden our management depth. Our management team will continue to grow in our effort to create a team of more professional managers relative to our industry in Brazil and to give us a competitive advantage to prepare for the next stage of our growth.

We are now moving into phase two of our growth model in 2009/2010, some aspects of which we are implementing now, and other aspects of which are dependent on external financing. However, our overall growth will be limited by our ability to attract financing on reasonable terms. As part of our phase two strategy we plan to:

•
further enhance what we believe to be our competitively low cost structure and operational know-how by looking for every available means to reduce our industrial and agricultural costs and increase our efficiency of production;

•
expand our commitment to best available technology which already includes our new plants with high levels of automation, development of new methods of fermentation, using GPS systems to introduce precision agriculture, further mechanize our harvesting for consistency and to reduce labor exposure, partner with technology providers to develop new types of products and to use our plants as a demonstration platform for cost-saving technology;

•
broaden our range of products to include renewable chemicals, as we have the capacity at our Santa Anita plant to produce various industrial grades of alcohol. Such products are less susceptible to the commodity price swings of basic ethanol and have a higher margin;

•
produce electricity for sale to the grid from our excess bagasse to broaden our product base, as the price of electricity is unrelated to the price of ethanol and sales will provide a more consistent revenue source;

•
increase our capacity at all three plants as the least costly method of expansion. Our Canitar unit is designed for expansion to 2.2 million tons of crushing capacity with a production capacity of 200 million liters and approximately 35 megawatts of cogeneration. This would cost an incremental $75 million for the industry side and $20 million for agricultural investment plus rolling stock. This second phase would be completed between harvesting seasons. We intend to further expand Santa Anita to its optimum capacity of approximately 1.4 million tons of crush, or 100 million liters of production, beginning in the 2009 harvest, for a further estimated incremental capital expenditure of approximately $45 million, including power generation. We would also spend approximately $10 million on agricultural investment plus rolling stock at this plant. Such expansions will require the appropriate environmental permits. We believe that all of these costs are negotiable in the current economic environment; and

•
grow further by making additional similar acquisitions or developing greenfield projects, including transportation infrastructure projects to expand our throughput, our access to feedstock and to additional markets.

We are implementing as many aspects as possible of our phase two growth plans in 2009 and 2010 as our current cash flow, capital and access to financing will allow us. If we have access to additional financing, then we will advance various projects that we have for this phase.

For our third phase, we believe that we have all of the prerequisite infrastructure and feedstock to manufacture renewable chemicals and advanced biofuels. The U.S. government defines advanced biofuels as any renewable fuel—other than ethanol derived from corn starch—that is derived from renewable biomass, and achieves a 50 percent greenhouse gas emissions reduction requirement. Advanced biofuels are made from non-food, non-feed sustainably grown feedstocks and agricultural wastes, including sugarcane and bagasse. Advanced biofuels can be made by breaking down our biomass into more manageable parts such as sugars (5-Carbon and 6-Carbon sugars), polymers, oils and other precursors that, when put back together to form longer chain hydrocarbons, from which can be made biogasolines, bio jet fuels, biocrude and building blocks for development of other biochemicals. These represent higher margin products than basic biofuels. We believe that we have the ideal platform for the technology to move to advanced biofuels. Moreover, we have a strong commitment to technology in our Company to underpin it.

We believe that our position as a medium size player will not hinder our opportunity today. At this moment, the producers of ethanol in Brazil are fragmented, with the largest (Cosan) producing 7% of Brazilian volume (according to their information) and about 411 plants of various sizes, organized into more than 200 groups producing the balance. For example, according to data from UNICA, our Canitar plant would rank as the 40th largest producer of ethanol (with 34% of the production of the largest plant) in the Center South region of Brazil (a region that accounts for 90% of all ethanol production in Brazil), out of more than 275 plants producing ethanol in this region. Internationally, a similar degree of fragmentation exists. In addition, many of our competitors are suffering from a lack of financial liquidity due to the global credit crisis and do not have the resources or global reach to be able to expand or develop new products. We also require external financing, but to date we have been better organized from an accounting and organizational point of view to do so. Our ability to continue to raise external capital can give us a strong competitive advantage. Our competitors are also being forced to invest in compliance with new air pollution and environmental mandates in Brazil, investments which we have substantially already made.

At the same time, we are convinced that the installation of internal controls is indispensable for reducing costs and efficient, rapid growth. In our view, very few of our biofuel competitors in Brazil have sufficient internal controls or management information systems today to achieve lower costs or to grow reliably through product development, acquisitions or building additional capacity. We believe that our starting out as a mid-size producer has made it easier for us to develop and implement internal controls, technology, practices and growth strategies at an early, smaller scale stage so that we can grow efficiently and quickly in the future. We are continuing to develop our internal control systems and capabilities, as we believe that this will give us a competitive advantage.

We were incorporated as a Cayman Islands company with Brazilian and American management to better position ourselves to take advantage of favorable industry trends in the growth of renewable chemicals including biofuels and the technology of manufacturing them from around the world. We are pursuing opportunities to capitalize on the growing demand for biofuels throughout the world.

Our management team has experience in acquiring, refurbishing and constructing facilities, as well as a track record of acquiring, improving and integrating companies. We have to date, in our short history significantly expanded our businesses through acquisitions and organic growth, increasing our crushing capacity to 2.1 million tons (from 450,000 tons in 2007) and 100 million liters of biodiesel (from 25 million liters in 2007) since inception in 2007. Our management team also has experience in a varied range of industries in the U.S. and Brazil, as well as elsewhere in the world. We believe our management team’s knowledge of the energy and fuel industry and related businesses, as well as its experience in acquiring and building businesses, are important assets that will assist us in implementing our business strategy.

We are committed to being an environmentally and socially conscious company. We plan to increase investments in the mechanization of our harvests, which not only is cost-efficient in the long-term, but also will reduce our emission levels and decrease burning of sugarcane fields for manual harvesting. We continue to improve and develop new training programs for our employees, as well as programs to reduce workforce accidents.

Summary of Our Competitive Advantages

We believe that the Company has or is in the process of building the following competitive advantages in comparison with other renewable “green” chemical and fuel ethanol companies in Brazil and around the world:

Professionally Internationally Organized. We are professionalizing our management processes, by enhancing, streamlining and growing our organizational reporting and accountability systems, our enterprise information system, our financial and accounting systems, our human resources systems, our health and safety procedures, our quality controls and implementing better agricultural and fleet management systems and practices.

Cost Structure. Our new plants are among the most efficient in Brazil. Thus, our use of “legacy” technology, processing and agriculture is minimized. We believe that we are commencing full operations in 2009 with an operating cost structure below 75% of our competitors, based upon comments by other market participants. This has been achieved through new plants, new agriculture, a high degree of mechanization and automation and an emphasis on technology.

Focus on”Green” Renewable Fuels and Chemicals and Feedstocks. Our primary business is fuels, chemicals and electricity, not agricultural commodities, such as sugar. Unlike many of our competitors, our focus is on the efficient use of feedstocks, multiple feedstocks and the production of multiple products.

Integrated, verticalized platform. We are engaged in both the agricultural and industrial aspects of biofuel production. We purchase as well as cultivate, harvest and process sugarcane. We produce sugarcane on owned and leased land and purchase most of the balance from third parties under long-term contracts. These contracts incorporate ethanol-linked purchase price provisions, which provides us with a natural hedge and mitigates the risk of potential margin compression. In addition, we use bagasse to generate electricity and steam for the industrial process. This gives us an ability to control cost throughout the production process. We purchase feedstock for our biodiesel, but we are exploring alternative forms of feedstock partnerships.

Technology. We are investing in technology and have greater access to technology than our competitors. For example, we are investing in new varietals, new methods of planting, the mechanization of our harvesting, GPS control of our agricultural equipment, improvements in our industrial processing technology, automation controls and fermentation technology. As an international company we can have relationships and access to technology that our competitors in Brazil, for the most part, do not.

Low Cost and Efficient Expansion. By building a base of operating plants, all of which are set up for low cost expansion, we can in a very cost effective manner expand our operations and lower our marginal costs. By having a new base of assets designed for expansion, we believe our marginal cost of expansion is below that of our competitors.

Capital Structure. To the extent that capital markets permit, our continued access to international capital will allow us to invest in operational efficiency, technology and commercialization. The Brazilian corporate sector has very limited access to capital. The agricultural industrial sector’s access to capital is even more limited. Access to capital is a strong competitive edge in Brazil.

Logistics/Location. Because Brazil has such a large internal demand for biofuels, logistics for export are significantly less developed. One of our mills is located close to a major ethanol collection center and railroad connected to the port of São Paulo, another is located near the city of São Paulo. Our biodiesel facility is located close to a Petrobras refinery and the Salvador liquids port. We intend to develop our own transportation and port facilities and new opportunities that are located near pipelines, good roads and railroads.

Products

Ethanol. Today, we can produce and sell three different types of ethanol, hydrous ethanol, anhydrous ethanol and commencing in the second half of 2009, industrial alcohol. Brazil consumes all three; anhydrous ethanol is principally used as a clean fuel additive combined with gasoline, hydrous ethanol is used for ethanol-only fueled vehicles and for flex-fuel vehicles and ethanol and industrial alcohol is used by the chemical, paint, cosmetics, health and beverage industries.

We produce ethanol through a chemical process called yeasting, which is a process of fermenting the sugars contained in sugarcane juice. The clear juice is mixed with yeast in tanks, and the by-product resulting from the yeasting process, called “yeasted wine”, has an ethanol content of approximately 7% to 9%. After the yeasting process, which takes approximately 10 hours, the yeasted wine is centrifuged, so that we can separate the yeast from the liquid. We use the separated yeast in the ethanol production process. We then boil the yeasted wine in distillation columns at different temperatures, which causes the ethanol to separate from other liquids. Hydrous ethanol is produced after different distillation stages. In order to produce anhydrous ethanol, hydrous ethanol undergoes a dehydration process. The liquid remaining after these processes is called vinasse, a by-product we use as fertilizer in our sugarcane fields. After the distillation and dehydration processes, we produce hydrous, anhydrous and industrial ethanol, and may have the ability to produce neutral ethanol in the future. The ethanol production flow can be summarized as follows:

· Preparation of the juice. The sugarcane is milled to produce a juice that at the outset contains a relatively low percentage of sugar, which depends on crop conditions. The juice is then treated to remove solids and bacteria and to concentrate sugar content, by heating, decanting and filtering.

· Fermentation. The treated juice then proceeds to fermentation tanks, where fermentation of the juice occurs as is the result of the action of yeast, which firstly inverts the sucrose to glucose and fructose (monosaccharide), and then converts the monosaccharide into ethanol and carbon dioxide.

· Centrifuging. After the fermentation, the resulting product is carried to centrifuges that separate the yeast from the beer.

· Treatment of the yeast. The yeast that comes from the centrifuges is treated with sulfuric acid and returned to the fermentation tanks to be utilized again.

· Distillation. The fermented liquid is distillated in a sequence of distillation columns, which separate the water from the ethanol. This process occurs basically due to the differences of ethanol’s and water’s ebullition temperatures. In order to produce hydrous ethanol, two columns are used to achieve the concentration of 96% ethanol. The high-water concentration by-product obtained is used as a fertilizer in the sugarcane fields.

Biodiesel. Biodiesel is comprised of mono-alkyl esters of long chain fatty acids derived from vegetable oils or animal fats, according to the standards set out in Resolution 42 of the Brazilian ANP. We produce biodiesel through a chemical process called transesterification, which removes the free fatty acids from the base oil and creates the desired esters. Transesterification is the reaction of vegetable oil or animal fat with an alcohol, such as methanol or ethanol, in the presence of a catalyst. The process yields four products: mono-alkyl ester (biodiesel), glycerin, feed quality fat, and methanol, which can be used again in the process. Biodiesel can then be used in neat (pure) form, or blended with petroleum diesel. Biodiesel’s physical and chemical properties, as they relate to operations of diesel engines, are similar to petroleum-based diesel fuel. As a result, biodiesel can be used in most standard diesel engines without making any engine modifications. Most vegetable oil or animal fat can serve as a feedstock for biodiesel production. The majority of the biodiesel produced in Brazil is derived from soybean oil because it is readily available in large quantities. Other feedstock used in biodiesel production includes other vegetable oils and by-products from livestock processing such as tallow, yellow grease, and lard.

To produce biodiesel, oil, an alcohol and a catalyst are pumped into a reactor. Heating by thermal fluid causes transesterification to take place in the reactor. The transesterified oil falls into a large horizontal decanter where heavy glycerin molecules and lighter methyl esters separate. After some more processes, the neutralized methyl ester is pushed to another tank and is washed with water. It then falls into another horizontal decanter where the heavy wash water falls to the bottom and the cleaned biodiesel is pushed out the top. The wash water is recycled into the acid dilution and reused. The washed biodiesel is sent to a column where the excess water and alcohol are distilled out with heat from thermal fluid.

Market Opportunity

Overview. We believe that our access to a stream of feedstock for biodiesel and sugar to make ethanol is one of the basic building blocks to open up a market of renewable chemicals. The major chemical application of this sugar stream today is for fuel use as an alternative source of energy that can displace a portion of world oil consumption for pricing, environmental and geopolitical reasons.

We are taking advantage of the growing use of ethanol as an alternative, renewable and clean fuel type, as a fuel additive and as a basis for value added chemicals and biodiesel as a cleaner fuel than diesel. All of our fuels are biodegradable and their manufacturing and burning do not on balance contribute to the greenhouse effect. Sugarcane is considered the most efficient renewable resource and when compared to corn has an energy balance 7 times greater, does not compete as a food source in the same way that corn does, yields more than twice as much energy per acre, and has 3 times greater reduction in greenhouse gas emissions.

According to industry sources, there are only a few competitors in Brazil with greater than 1% of the sugarcane productive capacity of the country, creating a significant opportunity for consolidation in this sector. In the case of biodiesel, we are among the earliest producers to sell biodiesel in Brazil, a country whose expressed commitment to fuel independence is expected to depend on a dramatic expansion of the use of biodiesel.

According to the U.S. Energy Information Agency (“EIA”), world oil consumption was approximately 13.5 billion liters per day in 2006, of which the U.S. consumed about 3.4 billion liters per day and Europe consumed about 2.5 billion liters per day. The key engines of non-OECD growth in the projection are the so-called “BRIC” countries (Brazil, Russia, India, and China), which account for more than two-thirds of the growth in non-OECD industrial energy use through 2030, according to the EIA. According to EIA statistics, transportation accounts, globally, for more than 50% of all oil consumption. By contrast, according to F.O. Licht, annual consumption of ethanol for primarily fuel is currently about 84 billion liters, or approximately 6% of the 1.4 trillion liters of gasoline used for transportation annually worldwide, based on a an estimated yield of 75 liters of gasoline per barrel. However, we believe that the projected growth of ethanol as an oil displacement is growing far more rapidly than world oil consumption.

According to the consulting firm, F.O. Licht, ethanol use primarily for fuel transportation, has been growing at a greater than 12% rate since 2001 and will continue to grow to 120 billion liters by 2014, an increase of nearly 9% annually. We believe that the primary reasons for the increase in global ethanol fuel demand include: (i) a desire for a number of countries to reduce dependency on oil producing countries; (ii) a desire to reduce carbon-based emissions as outlined in the Kyoto Protocol; and (iii) gasoline price increases and volatility — alternative fuels can be a cost competitive source of fuel for cars. As a result of these factors, according to Jeffries & Co., a number of countries are moving towards the use of a gasoline-ethanol mix to fuel vehicles.

Brazil was the second largest producer (about 33%) and user of ethanol in the world and has been in the leading group since the Brazilian Government mandated a 20-25% mix of ethanol in all fuel sold in Brazil, according to F.O. Licht. The Brazilian Government has periodically revised the percentage requirement, such as in March 2006 to 20%, then in October 2006 to 23% as a policy measure to manage blended gasoline prices at the pump. Today, the mandate is at 25%. Such measures can periodically reduce the demand for ethanol in Brazil, at least in the near term. See the section titled “Risk Factors — General Risks Relating to Our Business”.

Decades of public and private sector investment in alternative fuels have made Brazil a leader in the global ethanol industry. Ethanol is used in Brazil as to both fuel additive and as a substitute for gasoline through the growing flex fuel car fleet, which operate using ethanol or gasoline (or a mixture of both). According to Datagro, a Brazilian biofuels consultant, Brazil produced 26.2 billion liters of ethanol during the 2008/2009 harvest, representing 32% of worldwide production according to the International Sugar Organization (“ISO”), which positioned the country as the second largest producer, and largest exporter, of ethanol in the world. According to Datagro, approximately 83% of Brazil’s ethanol production is currently sold in the domestic market, with about 22 billion liters used for fuel.

The introduction of flex fuel vehicles in Brazil in March 2003 added significant demand for hydrous ethanol. The tax reclassification of flex fuel vehicles, which lowered taxes on these vehicles from the level at which gasoline-only vehicles are taxed to the level at which ethanol-only vehicles are taxed, contributed to the increase in the production and sales of such vehicles. In 2008, approximately 2.3 million flex fuel cars were sold in Brazil, representing 82% of new car sales in the country, according to the Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”). Approximately 75% of the current Brazilian automotive fleet consists of vehicles that were produced prior to the introduction of flex fuel technology, according to ANFAVEA. We believe that the continuing sales of flex fuel cars will increase the demand for hydrous ethanol in Brazil. Although ethanol is approximately 25% less fuel efficient than gasoline, a significant number of owners of flex fuel cars are currently opting to use ethanol because it is less expensive. According to the forecasts of the ISO the demand for fuel ethanol in Brazil is expected to reach 38.0 billion liters by 2015, an estimated growth in demand of about 9% per year.

For biodiesel, Brazilian law 11.097 of January 13, 2005 required that the biodiesel participation in total diesel sales be at least 2% by January 2008 (250 million gallons, at current consumption levels) and 5% by 2013 (500 million gallons). On April 27, 2009, the CNPE of Brazil increased the minimum percent participation to 4% effective July 1, 2009. The law calls for a 5% blending requirement by 2013. In addition, Law 11.116 of 2005 reduces substantially the gross turnover taxes (PIS and COFINS) levied on the sale of biodiesel produced with certain raw materials and under certain conditions. This means that, in certain areas, such as the Brazilian State of Bahia where our biodiesel plant is based, the PIS and COFINS rates are reduced, from a distributor’s viewpoint, and thus biodiesel can be more attractive to the market than regular diesel, and this also may encourage demand.

We believe that Brazil will be the world’s low cost producer of biodiesel due to its diversity of different crops and feedstocks that can be used to produce biodiesel, including its large soy bean production (second in the world after the U.S., according to the USDA), castor beans, jatropha, sunflower and palm oil crops.

Our Participation in this Market. We believe that to obtain a long-term cost advantage in our business, locating plants in a region with prime agriculture, feedstock availability, logistics and location will be critical to growing and maintaining operating margins, and we also believe that Brazil is one of the few places in the world where a company such as Comanche can afford to be vertically integrated by contracting farmers to grow specific feedstock for the mill in addition to buying on the spot market. Our opinion is that Brazil has the most productive agricultural land in the world available at relatively low prices when compared to American and European farm land.

We are broadening our range of products to include renewable chemicals, as we have the capacity at our Santa Anita plant to produce various industrial grades of alcohol. Such products are less susceptible to the commodity price swings of basic ethanol and have a higher margin. We also have plans to produce electricity for sale to the grid from our excess bagasse to broaden our product base. The price of electricity is unrelated to the price of ethanol and sales will provide a more consistent revenue source. Finally, we believe that we have all of the prerequisite infrastructure and feedstock to manufacture renewable chemicals and advanced biofuels.

We believe that we have the ideal platform for the technology to move to new types of chemical products and advanced biofuels. Moreover, we have a strong commitment to technology in our Company to underpin it.

Price Considerations; Customers

Ethanol Prices. The price of ethanol we sell in Brazil is set according to market prices, using the indices published by the agriculture school of the University of São Paulo (Escola Superior de Agriculture Luiz de Queiroz - ESALQ) and the São Paulo Futures and Commodities Exchange (“ Bolsa de Mercadorias e Futuros-BMF”) as a reference. The prices of industrial and neutral alcohol are also determined in accordance with market prices, which tend to be up to 20% higher than the price of fuel ethanol. Prices of ethanol for export are set according to international market prices for ethanol. The international ethanol market is highly competitive. In May 2004, the New York Board of Trade began trading a futures contract for ethanol, known as the World Ethanol Contract. We anticipate that this contract will result in improved liquidity for the international ethanol market.

While the pricing relationship between ethanol and gasoline will vary depending on the season and geographic location, the weighted average retail price of ethanol in Brazil has averaged 54% of the weighted average retail price of gasoline over the past three years which more than compensates for the ethanol decrease in fuel efficiency (which can be up to 25%). In addition, the price of gasoline at the pump in Brazil has varied little over the past three years in R$ terms. The prices of ethanol are very volatile and seasonal, see “Risk Factors—General Risks Related to Our Business” and “Risk Factors—Risks Relating to Our Ethanol Business”

Ethanol Customers. We sell ethanol to fuel distributors, industrial users or for access to the international markets indirectly through commodities trading firms. In 2008 we had thirteen fuel distributor customers, with four accounting for 56% of our sales. Today, we sell our ethanol in Brazil. However, we believe that the international ethanol market has a strong potential to grow substantially and we are negotiating contracts for export. The global trend toward adoption of cleaner and renewable sources of energy and alternative fuels and the increasing use of flex-fuel cars is expected to increase the demand for ethanol. Broader international acceptance of ethanol as a fuel or fuel additive could boost our exports of ethanol significantly. Our ethanol customers in Brazil take shipments of ethanol directly from our mills or by transport to a specified loading point. However, we will be able to transport ethanol for export to the Ports of Santos or Paranagua primarily through third-party railroad and trucking companies located in Ourinhos.

Biodiesel Prices and Customers. In order to achieve the usage mandate required by Brazilian law 11.097 ANP and Petrobras have carried out public biodiesel purchase auctions to stimulate biodiesel production, and we have been awarded various production contracts. At present, the sole purchaser of biodiesel is Petrobras, with prices set at public auction. Auctions are currently conducted quarterly, and we expect to be a bidder in those auctions based upon the quality of our output and our ability to meet the contractual commitments. However our continued participation depends on our continued performance and there can be no assurance that we will have access to sufficient working capital to consistently perform. See “Risk Factors—General Risks Related to Our Business” and “Risk Factors—Risks Relating to Our Biodiesel Business” for a discussion of the various risks involved.  A market for sales to distributors or fleet operators other than Petrobras affiliates has not yet developed, and there is not yet any index that has been established as a reference, nor significant liquidity in international markets for biodiesel. ANP has not yet indicated when that market will be permitted.  The biodiesel market is new in Brazil and there are many logistical problems in getting the fuel to purchasers, purchasers picking up fuel and other challenges, so there is a possibility that this market may not fully develop until 2010 or beyond.

Cost Considerations

Cost Structure.   Our cost structure can be divided into two major components: (i) our cost of producing or purchasing feedstock and (ii) our costs of industrial conversion of feedstock into our products.  Our costs are further broken down into agricultural inputs (such as sugarcane, feedstock, and fertilizers), transportation and harvesting costs and industrial inputs (such as chemicals and yeasts) and the efficiency of our industrial processes.

Agricultural Feedstock Costs.  In the case of ethanol, during 2009, our sources of sugarcane feedstock are roughly 35% owned sugarcane, 35% sugarcane grown through partnerships with farmers and 30% bought pursuant to long-term or spot contracts.  We anticipate a further increase in vertical integration through growing our own sugarcane feedstock, rising to approximately 60% over the next two years.  We believe that our cost of growing our own sugarcane is very competitive with other growers, as we are using many agricultural best practices, including scientifically chosen hybrid varieties, different methods of planting, a higher percentage of mechanization than the industry average and better worker training, all resulting in higher yields in terms of tons per hectare and sugar content per hectare than the industry average.

In the case of biodiesel, costs are not directly linked to the prices of our products, because biodiesel feedstocks are commodities such as vegetable oils, oilseeds, animal fats and waste vegetable oils, the cost of which is determined by local and international supply and demand, in light of their use as food, or as an element in agricultural or industrial processes. Because of fluctuations in the price and supply of feedstock, we are looking for feedstock partnerships with growers and crushers and we intend to utilize forward contracting and hedging strategies to manage our risk exposure to price and supply movements.

Transportation and Harvesting Costs.  As sugarcane is about 85% water, transporting a ton of sugarcane is expensive.  As the average radius of our sugarcane is reasonably proximate, our transportation costs are average for the industry.  As our degree of mechanization is higher than the industry average, our cost of harvesting is lower.

Industrial Production Costs. We believe that because we own production facilities that are among the most modern in Brazil installed with management information and automation control systems, we have average total production costs, divided among our facilities, that are lower than the industry average in Brazil, providing us with a competitive cost position.

Acquisition Cost per Unit of Industrial Capacity at a Low Figure. Our acquisitions and expansions were made at very competitive prices, and the ability to expand those facilities significantly will result in a total price per ton of capacity that is far less than the going prices in the market for similar capacity.  For example, during our early 2008 expansion of Santa Anita, we utilized certain of the equipment in the pre-existing Canitar facility as well as new equipment to expand Santa Anita to 600,000 tons or 50mm liters of capacity and made further sugarcane plantings, for an additional incremental capital expenditure of US$14.1 million, including agriculture and industry from the point of acquisition through May 2008.We may further expand Santa Anita to its optimum capacity of approximately 1.4 million tons of crush, subject to capital availability, or 100 million liters of production, for a further estimated incremental capital expenditure of approximately US$45 million.

In the case of the Canitar facility, we purchased the assets for approximately $7.1 million, inclusive of closing costs and purchase price adjustments.  We subsequently spent approximately $54 million in new state-of-the-art equipment to reconstruct a new state-of-the-art mill and have invested further in additional agricultural resources. The first phase was completed in November 2008, after groundbreaking in February of 2008, and resulted in approximately 1.2 million tons of crushing capacity per year, or 100 million liters of production on an annualized basis.  A second phase may be completed increasing processing capacity to 2.2 million tons, or approximately 200 million liters of production, for an estimated cost of US$35 million without cogeneration, or US$75 million with approximately 30 mw of electric cogeneration capability. However, this second phase of Canitar will require a full environmental impact assessment to be fully licensed.

Bahia was acquired as a 25 million liter trans-estherization facility located in the State of Bahia, close to the principal industrial port of the City of Salvador and within 6 km of the third largest refinery in Brazil. Bahia is a water based batch biodiesel processing facility. It is one of 64 producers that are currently licensed in Brazil today by the ANP. Bahia can batch process a variety of feedstocks into biodiesel, and commenced commercial production in September 2007, Today, our ANP and environmental licenses authorize a capacity of 120 million liters. We expanded the facility since it was purchased during 2007 to a capacity of 40 million liters and subsequently further expanded the facility to a capacity of 100 million liters per year.  From the point of acquisition, we have invested approximately U$5.3 million in additional industrial and agricultural capital expenditures at Bahia.

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

Feedstocks for our Business

Sugacane feedstock.  Sugarcane is a tropical grass that grows best in locations with stable warm temperatures and high humidity according to the USDA. Our mills are located in the Center-South region of Brazil, a location whose climate and topography is ideal for the growth of sugarcane, according to our management team and Datagro, and the Center-South region of Brazil accounts for approximately 90% of Brazil's sugarcane production, according to Datagro. We believe that there is sufficient raw material that can be grown on Company owned or leased land or available in the market to produce our fuels.

The sugarcane harvesting period in the Center-South region of Brazil begins annually in May and ends in November or December, depending on the start of the rainy season. Once planted, sugarcane can be harvested in subsequent years. With each annual harvest, agricultural yields decrease, and the crop must be maintained in order to continue to deliver productive yields. The current optimum economic cycle is five or six consecutive harvests, so our plans call for rotating one sixth of the land out of production per year and replanting.   Geographical factors, such as land composition, topography and climate, as well as the agricultural techniques that we implement, affect our sugarcane yield. Sugarcane yield is an important productivity measure for our harvesting operations. Geographical factors, such as land composition, topography and climate, as well as agricultural techniques that we implement, affect our sugarcane yield. The average sugar extraction yield in the Central South region of Brazil for the 2008/2009 harvest was 140.9 kilograms of TSR per ton of sugarcane and 74.8 tons of sugarcane per hectare, according to Datagro and UNICA.  However, at Canitar, at the end of 2008, we experienced yields that were 6% better than the Central South region.  Comanche is at the forefront of agricultural technology in Brazil by using advanced agricultural techniques including spacing, type of planting and GPS.

Sugarcane is ready for harvesting when the crop's sucrose content is at its highest level. Harvesting is either done manually or mechanically. On our owned land, we are mostly harvesting mechanically.  All new crops are being planted with appropriate spacing so as to accommodate mechanical harvesting. Manual harvesting requires the previous burning of the crop. Because of air quality considerations, the amount and timing of burning is regulated (see “Environmental Considerations” below), and over time is expected to be eliminated by regulation.  This provision to force producers to adopt mechanical harvesting will be burdensome to smaller less capitalized producers and we believe it will be to the Company’s advantage to use mechanization as a competitive aspect as we expect that overall cost of labor in Brazil to rise in real terms over the coming years.

Sugarcane Supply.  Two cost components, sugarcane feedstock from third parties and land leases (which together account for approximately 25% of our operating costs and expenses), are linked to the prices of our products. Our agricultural feedstock costs reduce the effects of this type of cost’s volatility on our results of operations as compared to producers with less vertical integration.

Lease arrangements involve ground leases (which may be structured as agricultural partnerships) where the Company plants, maintains and harvests the land.  Land leases are typically multiple year arrangements, and are typically priced in a fixed amount of tons of sugarcane per year which represent a non-variable portion of production.  Prices for the number of tons used to calculate lease payments, are determined, typically, by reference to the value set by the Council of Sugar, Sugarcane and Alcohol Producers ( Conselho de Produtores de Cana-Acúçar, e Acúçar Álcool , or “Consecana”), an independent organization consisting of sugar and alcohol producers in Sao Paulo state.  The price for sugarcane determined by the association is related to the output value of the use of sugarcane, namely sugar and ethanol.  Thus, the lease price is variable and inherently volatile, depending on supply and demand of for sugar and ethanol and on underlying factors, such as weather conditions, that are beyond the control of the Company.

Market sources of feedstock include third party farmers that make a business of supplying commodities to agricultural trading companies and industrial producers.  Third party suppliers are responsible for the harvest of the sugarcane contracted for and its delivery to our mills. The price paid is based on the total amount of sugar content actually recovered from the sugarcane, valued at the prices set by Consecana.

For the 2009 season, we have sugarcane planted on 441 hectares of our own land, 7,308 hectares of leased land and 15,302 hectares of land in sugarcane partnerships with growers. We intend to increase our land for our mill expansions through arranging land leases or partnership contracts with a number of nearby landholders who have indicated a desire to work with us. We anticipate that producing sugarcane on our owned or leased land will provide 35% of our needs in 2009, increasing to 60% of our requirements in 2010 and subsequently. Current agricultural land lease contracts have remaining terms ranging from 1-6 years, some with renewal terms. We make lease payments based on an agreed number of tons of production and an assumed amount of sugar content, valued at the Consecana price in effect at various points during the year, depending on the terms of the leases.

To the extent that we purchase feedstock at market prices from third parties, this could have a negative effect on our margins, depending on prices.  To the extent that we produce our own feedstock and market prices of feedstock, for whatever reason, fall below our cost of feedstock production, then we may miss an opportunity to improve our margins.

Development of Sugarcane Varieties and Other Products.   Our own agricultural managers analyze the possible use of new varieties of sugarcane to respond to the different soil and climate conditions of the State of São Paulo. We also analyze and develop different products used to facilitate and enhance the growth of sugarcane, such as herbicides and fertilizers, also taking into consideration the different conditions of our sugarcane fields. Finally, we have a partnership with the Centro de Tecnologia Canavieira (“CTC”), a research organization that develops hybrid sugarcane seedlings to improve our yields with better yielding sugarcane.

Delivery of Sugarcane to Milling Facilities.    Once the sugarcane is harvested, it is loaded onto trucks owned by us and third parties and transported to our mills for inspection and weighing. The average distance from the fields on which our sugarcane is harvested to our mills is approximately 25 kilometers (16 miles). The proximity of our milling facilities to the land on which we cultivate sugarcane reduces our transportation costs and enables us to process the sugarcane within 48 hours of harvesting, thereby maximizing sucrose recovery.

Feedstock for Biodiesel Production. The profitability of biodiesel production is principally linked to the availability and production cost of the various vegetable oils, oilseeds and animal fats (feedstocks) used for the primary raw material, which represent a substantial part of the biodiesel production cost. The prices for feedstocks for our production are, in large part, quoted in various local and international markets, depending on the type of oil, seed or fat. These prices can be volatile and are dependent on various alternative uses of such feedstocks, weather, and local and global seasonal and long-term demands.

As a result, the Company must structure its feedstock origination chain with an objective of mitigating its exposure to price volatility and to ensure continuous supply, including:

•	producing or purchasing through family farming growing contracts feedstocks that have limited alternative uses, such as castor beans and jatropha;

•
extracting vegetable oil from agricultural products that present a more favorable balance of oil to meal for feedstock cost reduction, such as sunflower seeds, produced through our own projects or in partnership with third parties;

•	using vegetable oils that, due to their low value added in other uses, are not currently processed to their full potential, or eventually presents under an opportunistic purchase condition;

•	using animal fats and waste fats that have low alternative value;

•	acquiring other vegetable oils that are readily available in bulk on the market, such as soybean oil, from large and medium-scale suppliers in order to round out the Company’s production needs; and

•	sign forward purchase contracts, at a discount to market prices, by providing financing to the producers.

Our production process permits adjustments between different technical specifications for biodiesel and the mixing of different varieties of feedstocks, so as to avoid excessive dependency on certain types of raw materials.

High market prices for certain vegetable oils such as soy in 2008 caused a dramatic run up in feedstock prices and a substantial deterioration in our margins.  We are focusing on finding a reliable feedstock partner to share in the costs and benefits of this business.  In the future our feedstock growing and procurement strategies, combined with feedstock competitive pressures, will have a material effect on the financial results of our operations.

The Social Fuel Seal.  The Social Fuel Seal consists of a certification granted by the Brazilian Ministry of Agricultural Development to certain producers of biodiesel who purchase a portion of their feedstock needs from family farmers, which are defined under some circumstances, as being of the size below a limit determined to each municipality. The Social Fuel Seal allows the producer of biodiesel to (i) participate as a seller in public auctions to procure biodiesel for the Government and various major purchasers, such as Petrobras, (ii) certain fiscal benefits such as sales tax rebates and (iii) wider access to low cost and longer term financing from the National Development Bank of Brazil (“BNDES”) and Brazilian regional development banks, such as the Banco do Nordeste do Brasil (“BNB”).

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

We have complied with the requirements so as to obtain the Social Fuel Seal in connection with our sales to Petrobras. As a result, we are presently supporting around 2,000 family farmers through contracts with some cooperatives.

2008 Capital Expenditures for Expansion of Existing Facilities and Capital Projects in Our Future Plans

The table below sets out the capital expenditures that we made in 2008 and would expect to make in 2009 and 2010 to carry out the expansion of our current facilities as described above and below. Such capital expenditures anticipate an expansion of Canitar, Santa Anita and Bahia and are dependent on raising additional capital and appropriate environmental licenses.  We intend to fund these expenditures with a combination of debt, equity and cash flow from operations:

Estimated Annual Capital Expenditures at Comanche Units* (ooo’s omitted)

	2008	2009		2010
Canitar Mill Construction
Agricultural Investment	$10,725		$10,000		$10,000
Industrial Investment	$53,419		$37,500		$37,500
Santa Anita Mill Additions
Agricultural Investment	$6,396		$5,000		$5,000
Industrial Investment	$3,866		$22,500		$22,500
Bahia Biodiesel Facility Additions
Agricultural Investment	—	$		$
Industrial Investment	$1,641		$1,000		$1,000
Administration
IT and Documentation	$1,040		$500		$500
Total	$77,087		$76,500		$76,500

* Specific amounts may be allocated differently among operating units

Estimated Annual Capital Expenditures at Comanche Units

	2008	2009	2010
Agricultural Investment	$17,121	$15,000	$15,000
Industrial Investment	$58,926	$61,000	$61,000
Computers, Software, Information	$1,040	$500	$500
Total	$77,087	$76,500	$76,500

We are investing to improve processing technology to bring down costs and increase yield and to diversify our product mix in the short term.  In the longer term we intend to invest in capacity expansions and potential acquisitions, depending on the availability of financing.

Increasing Output through Agricultural Technology. We believe that the general state of the industry in Brazil is to use available technology sparingly and limit investment. We have entered into an agreement with CTC, a sugarcane technology research center, to work to improve the sugarcane varieties that we plant so as to maximize yields for ethanol production. Similarly, we are working with Embrapa, the Brazilian agricultural research corporation on biodiesel feedstocks productivity. We are also reviewing various methods of irrigation and fertilizer delivery to determine which best aids in improving productivity and assuring sustainability.  In addition, we are investing in mechanization of our harvesting equipment and we are experimenting with GPS control of our agricultural equipment.  These capital expenditures are included in the above list.

Increasing Output through Industrial Technology. We are investing to improve our industrial processing technology to bring down costs and increase yield.   For example, our Canitar plant uses best available processing technology and automation controls lowers our industrial costs relative to older plants.  We intend to continue to invest in automation.  We are also investing in fermentation technology.  Currently we are running a series of promising tests using different fermentation processes. These capital expenditures are included in the above list.

Expanding our Product Mix. We are investing in broadening our range of products to include renewable chemicals, as we have the capacity at our Santa Anita plant to produce various industrial grades of alcohol.  Such products are less susceptible to the commodity price swings of basic ethanol and have a higher margin.  The necessary investment to broaden to industrial chemicals is quite limited now.  To go beyond industrial alcohol will require additional capital, as well as technology partners.  We are looking for such technology partners currently.

Self-Generation of Electrical Power.    In the case of ethanol, the Company is energy self-sufficient by burning biomass. We believe that there is potential in the generation of electricity, and we believe that energy prices levels will be sufficiently attractive for investment in power generation. In addition, projected economic and resulting electrical growth rates for Brazil suggest that significant investments in electric energy generation will be required as hydroelectric energy become more and more expensive. The Brazilian Government has also demonstrated an interest in electric energy from sugarcane bagasse by offering incentives to promote this type of generation. Accordingly, we are preparing several power generation projects for our plants in the 2009-2010 timeframe.  As we have not finalized the capital expenditures and financing yet, such projects are not yet included in our capital expenditure plan above.

Transportation and Logistics.   The Canitar plant has a small volume of storage. We intend to construct 40 million liters of storage capacity on land at a distance of approximately three kilometers from the production facility, contiguous to a rail line that continues to the ports of Santos and Paranagua, and also near to a major highway, subject to land acquisition and local permitting. Ethanol produced at Canitar is expected to be delivered to the multi-modal facility by an alcohol-duct to be located in an owned right-of-way, and would in turn be delivered to purchasers either by third-party rail or tanker truck, or delivered to ports for export. The facility is in a central location, and could serve other producers in the area.  The project will substantially reduce our transportation costs for exports and local markets.

Carbon Credits.   Pursuant to the Kyoto Protocol, signatory nations will have the option of engaging in emissions trading if they are not in compliance with Kyoto Protocol emissions levels. Under the Kyoto protocol, countries are allocated assigned amount units (“AAU”s), or “carbon credits”. Assigned amounts are quotas, meaning the total number of emission allowances (or AAUs) for the period of 2008-2012 have been allocated and no action can be taken by market participants to create additional AAUs. Since AAUs are allocated in advance, they are available for trading and transfer from the start of the first commitment period under the Protocol. The emissions trading option enables a country to purchase AAUs from another country that has excess unused AAUs. The purchasing country can then use the AAUs to meet its climate mitigation objectives.

According to Point Carbon A.S. a provider of consultancy services and independent analysis of European and global power, gas and carbon markets (“Point Carbon”), in 2005, an estimated 799 million tons of emission credits were traded, a growth of 112% compared to 2004. Demand has arisen primarily from European, Japanese and Canadian companies. This emission trading market has been estimated to reach a total value of $400 billion by 2010 according to a World Bank study, 25% of which has been estimated to come from Brazil. The Brazilian Government has announced that it intends to establish acceptable, industry specific emission levels based on the Kyoto Protocol, and companies that have emission levels that are lower than the Brazilian Government established levels would be free to trade their carbon credits on a to-be established carbons credit trading market. We believe that we may generate credits available for trading, if we make certain related capital expenditures. Current estimates are that one ton of carbon credit will be worth between $4 to $18 per ton depending on type, volume and term according to Point Carbon.

Advanced Chemicals and Biofuels. We believe that we have all of the prerequisite infrastructure and feedstock to manufacture renewable chemicals and advanced biofuels.  In addition, researchers are working to develop cellulosic biomass ethanol production to convert cellulosic biomass to ethanol through hydrolysis and fermentation or gasification. If successful, these processes will dramatically expand the list of feedstocks which that be used in ethanol production to include such materials as sugarcane bagasse and leaves, corn stalks, rice straw, wood chips, and fast-growing trees and grasses, and reduce the costs of production. Also, cellulosic ethanol may be even more effective than conventionally produced ethanol in reducing carbon emissions.  Advanced biofuels can be made by breaking down our biomass into more manageable parts such as sugars (5-Carbon and 6-Carbon sugars), polymers, oils and other precursors that, when put back together to form longer chain hydrocarbons, from which can be made biogasolines, bio jet fuels, biocrude and building blocks for development of other biochemicals.

Regulation

Ethanol Governmental Regulations

The sugar and ethanol industries were heavily regulated by the Brazilian Government until 1999. Prices of sugarcane, ethanol and sugar were established in accordance with federal laws, and their production was controlled pursuant to centralized harvest plans (“planos de safra”) established by the Brazilian Government.

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

The deregulation of the sugar and ethanol industries began with the promulgation of Brazil's Federal Constitution in 1988 and the country's first experiments with bona fide free markets since the end of the military dictatorship. In 1989, producers were authorized to directly export sugarcane under the Brazilian Government's supervision. In 1990, the Brazilian Government closed the Sugar and Alcohol Institute, the Brazilian Governmental agency that controlled several aspects of sugar production and sales, including the preparation of the harvest plans. In 1996, the Brazilian Government's harvest plans ceased to be compulsory, and were thereafter used only for indicative purposes. From 1995 to 1999, the prices of sugar and ethanol were gradually released from Brazilian Government control, and sugar exports were permitted to be made freely in accordance with market conditions.

Complete deregulation of sugarcane prices occurred on February 1, 1999. Currently, the sugar and ethanol industries are virtually unregulated, except for rules regarding sugarcane burning, environmental regulations, and the requirement for mandatory anhydrous ethanol content in all gasoline sold in Brazil.

Biodiesel Governmental Regulations

Federal law enacted in Brazil on January 13, 2005, established a mandate for the use of low biodiesel blends nationwide, beginning in 2008. According to the law’s definition, biodiesel includes any “renewable and biodegradable fuel for compression-ignition internal combustion piston engines, derived from vegetable oils or animal fats, which can partially or fully replace diesel oil of fossil origin.” ANP is responsible for regulating and controlling the Brazilian biodiesel market. The law authorizes the use of B2 until 2008. Since then B2 became compulsory nationwide. On April 27, 2009 the CNPE (Conselho Nacional de Política Energética) of Brazil increased the minimum percent participation to 4% effective July 1, 2009.  The law calls for a 5% participation by 2013.
.
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

Environmental and Permit Regulation

General Environmental and Licensing.   We are subject to various Brazilian federal, state and local environmental protection and health and safety laws and regulations governing, among other things:  land use, the generation, storage, handling, use and transportation of hazardous materials; the emission and discharge of hazardous materials into the ground, air or water; and the health and safety of our employees. For a discussion of such regulations and their impact on our business, please see Item  3.D “Risk Factors-General Risks Relating to Our Business” and “Risk Factors- Risks Relating to the Environment and Environmental Regulation”.

Biodiesel Regulatory Framework.    We are subject to regulation by the Brazilian National Petroleum Agency (ANP) in the case of operation and expansion of our biodiesel facilities. In addition, due to the possibility of changes to environmental regulations, permit regulations and other unanticipated changes, the amount and timing of future environmental or regulatory expenditures may vary substantially from those currently anticipated. We could be subject to civil penalties for non-compliance with certain laws or regulations under Brazilian law or other international laws. We could be held liable for any and all consequences arising out of human exposure to hazardous substances or other environmental damage. We cannot assure you that our costs of complying with current and future environmental and health and safety laws, permit laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances will not adversely affect our business, results of operations or financial condition.

The ANP established the technical standards for biodiesel and requires biodiesel producers to submit periodic reports on inventory, movement of biodiesel and requires an authorization to export the product. ANP has the authority to block an export and to buy the product if there is a biodiesel shortage in Brazil. The primary legislation is Portaria DNC #26 of 13/11/1992 which requires the reporting of biodiesel inventory, Resolução ANP #41 of 24/11/2004 which establishes the authority of ANP for biodiesel and Resolução ANP #42 that establishes the technical specifications for biodiesel.

Water, Air, Hazardous Materials and Forest Quality . We are subject to Brazilian federal, state and local laws and regulations governing the discharge of effluents and emissions into the environment, the use of water, the protection of natural resources and the handling and disposal of industrial waste or matters otherwise relating to the protection of the environment. The national policy of Brazil, established by Law No. 6938/81, has as its objective the preservation, improvement and recuperation of environmental quality, with parallel, and equally important, aims of assuring socioeconomic development and the protection of human dignity. CETESB is the principal agency directly governing our business in the State of São Paulo. A similar agency exists in Salvador state, the Secretaria de Meio Ambiente e de Recursos Hidricos (SEMARH) of the State of Bahia. These agencies are also linked to the federal environmental ministry, and both issue licenses - for siting, installation and operation - and monitors compliance.  Violation of such laws and regulations can result in substantial fines, administrative sanctions, criminal penalties, revocations of operating permits and/or shutdowns of our facilities.  Prior to the construction, setting up, expansion or operation of facilities or the performance of activities that use natural resources or that may have a current or potential polluting effect, environmental licenses must be obtained from the proper federal, state and/or municipal governmental authorities. In issuing such environmental licenses, the competent governmental authority establishes conditions, restrictions and inspection measures applicable to the project, according to environmental laws and administrative regulations, including pollution control and environmental management requirements.

Specific authorizations are required for the use of water resources for irrigation and industrial purposes. Considerations include assurance of water quality, as well as sufficiency of the resource both for the intended use as well as for current, and potential, competing uses for available water.

In order to protect riparian environments, the Brazilian Forestry Code prohibits any type of development in permanently protected rural areas, including areas bordering streams and rivers and areas surrounding water springs and reservoirs. In addition, in order to preserve biodiversity in areas that are planted in a single crop, such as sugarcane, the Code obligates us to maintain and register a forestry reserve in each of our rural landholdings newly converted to agricultural use, covering at least 20% of the total area of such land. In those properties where agriculture is already established but the forestry reserve does not meet the legal minimum, we are permitted under Provisional Measure No. 2166- 67/01 to meet the standard by gradual reforestation of at least 1/10 of the total legal forestry reserve area every three years until 20% of the area is restored to its natural state. Our environmental compliance costs are likely to increase as a result of the projected increase in our production acreage. In addition, as a result of future regulatory and other developments, the amount and timing of future expenditures required for us to remain in compliance with environmental regulations could increase substantially from their current levels.

Ethanol production involves the emission of various airborne pollutants, including particulate matter, carbon monoxide, carbon dioxide, nitrous oxide, volatile organic compounds and sulfur dioxide. Also, our mills will discharge process water, and crushing residue (“vinasse”) into the environment. The production of biodiesel requires the use of certain hazardous substances, such as methanol, the storage and handling of which are subject to regulation, and the production process also yields waste water which is required to be properly treated. The growing of feedstocks requires the use of pesticides and fertilizers that may run off, or contaminate ground or running water, or may affect flora or fauna. The dedication of large land areas to single crops could have an adverse affect on biodiversity. Fuels produced by our operations must be properly stored and contained, and safeguarded from fire and other risks. As a result, we will be subject to environmental regulations in Brazil and likely in any other country in which we produce biofuels in the future. These regulations will be subject to change and such changes may require additional capital expenditures or increased operating costs. Consequently, considerable resources may be required to comply with future environmental regulations. In addition, our facilities could be subject to environmental nuisance or related claims by employees, property owners or residents near the facilities arising from air or water discharges, or the existence of environmental risks. Ethanol production has been known to produce an unpleasant odor to which any surrounding residents could object. Environmental and public nuisance claims, or tort claims based on emissions, or increased environmental compliance costs could significantly increase our operating costs.

Burning of Sugarcane.   A significant environmental consideration of the sugarcane sector is the replacement of manual harvest by mechanical harvest. This is desired from an environmental perspective, in that manual harvesting requires that sugarcane fields be burned as part of the harvesting process. Law No. 11,241/02 of the State of São Paulo, which took effect in 2002, establishes regulations for the gradual reduction of the burning of sugarcane in the state. Regulation in this area has equilibrated air-quality concerns with social concerns regarding the displacement of field workers, and also takes into account the current limitations of mechanical harvesting technology. Thus, in areas that are suitable for the replacement of a manual harvest with a mechanical harvest, the law requires mechanical harvesting to increase from a level of 30% currently, to 100% of the harvested area by the year 2021. For areas where replacement of manual harvesting by mechanical means would be more difficult, mechanical harvesting will be required at the 10% level beginning in 2011, increasing to 100% by the year 2031.  Law No. 11,241/02 also requires sugarcane producers to burn sugarcane at least one kilometer from urban centers, at least 25 meters from telecommunication stations, and at least 15 meters from electricity transmission and distribution lines, and 15 meters from federal and state railways and highways. Sugarcane producers are required to give prior notice of the burning of sugarcane to the Department for the Protection of Natural Resources ( Departamento Estadual de Proteção de Recursos Naturais-DEPRN ) and to the owners of lands surrounding the area where the sugarcane will be burned.

On March 10, 2008, the Secretary of Development of the State of São Paulo signed a voluntary agro-environmental protocol with many members of the sugarcane industry in the State of São Paulo to eliminate burning of sugarcane in other than steep areas by 2012, significantly in advance of the requirements of law 11,241/02.  To date most of the sugarcane mills and suppliers in São Paulo state have agreed to adhere to this protocol and Comanche intends to as well.  Thus, we have taken measures to comply with the provisions of Law No. 11,241/02 and the agro-environmental protocol, and believe we have achieved the existing targets and will achieve the future targets applicable to us.

To the extent that more stringent requirements are imposed relating to the burning of sugarcane the costs to comply with existing or new laws or regulations are likely to increase, our ability to operate our own plants and harvest our sugarcane crops may be adversely impacted, and the price we may have to pay to purchase sugarcane may increase.

Land Use.  The Secretary of the Environment and other agencies in the State of São Paulo on May 18, 2008 identified certain geographical areas where sugarcane may be grown freely, where it may be grown with limitations and where it is prohibited.  These zoning regulations, which were introduced after our expansion at Santa Anita and during construction at Canitar, as presently existing or as may be amended, may limit the areas in which we might produce feedstocks near our plants (but currently do not affect our existing plantations), reducing our agricultural efficiency and increasing our costs if transportation radii increase, or making expansion economically not feasible if we cannot secure sufficient land near our mills for expansion of our plantations due to these restrictions.  As we understand the zones, the area around Canitar appears to be in a favorable expansion zone, while the Santa Anita appears to be in a less favorable expansion zone due to the proximity to São Paulo and the declivity of the land.  However the zones are very broadly established and the regulators are still working on defining more specific detail and geography, so we are unable to assess the impact on our business, if any.

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

Competition

Ethanol.

The ethanol industry in Brazil has experienced a poor pricing environment over the last season and in the current one, as a result of the international financial crisis which has limited access to credit for producers, forcing them to sell as rapidly as possible to generate cash. This lack of financing is hurting most of the sector. The situation for pure ethanol players (as opposed to ethanol and sugar producers) is worse, for example ethanol prices were at low levels recently while sugar prices are up, impacting the prices that we pay for third party sugarcane feedstock relative to our sales prices.

Despite the current pricing situation, we believe that there are a number of factors which could affect pricing in the future that could be positive for the Company (although there is no assurance that any of these will transpire).  Such factors include: Low prices are not sustainable: Ethanol at the gasoline pump is being sold at a discount greater than 50% of the pump price of gasoline, which should create a stronger demand for ethanol versus gasoline.

•
Fuel Demand is up: Car sales are still at 2008 levels (the highest level for the Brazilian Industry) and flex-fuel cars represent more than 90% of car sales which is the principal driver of demand for Brazilian fuel ethanol. Oil prices, after declining dramatically in late 2008, have now (June 2008) nearly doubled, meaning that fuel ethanol again is very attractive from a pricing standpoint.

•	Supply: Many producers are shifting from ethanol production to production of sugar in order to take advantage of high sugar prices and the Indian sugar shortage.

•
Exports increase: Exports continue to be driven by worldwide fuel mandates and octane mixing requirements.  Moreover, we continue to see a shift toward biofuels worldwide to deal with global GHG emissions.  Access to capital: Many plants that were expanding or intending to expand have put these plans on hold due to lack of financing, thus constraining the growth of supply.

Considering the sugarcane crushing harvest of 2007/08, the 20 major groups represents 43% of total sugarcane crashed in Brazil. Their industrial yield was approximately 146 kg of TRS per ton of sugarcane according to Datagro. Cosan is the largest player but has less than 10% of the total market for fuel ethanol according to their own information.

Perhaps more important in our view, is that all of the producers are primarily sugar producers, where ethanol is merely a product enhancement. We believe that over time, our focus on producing clean fuel will give us competitive advantages over companies that view ethanol as a byproduct. Furthermore, none of the producers in Brazil view themselves primarily as fuel companies, and none are positioning themselves in this way.

Major Groups Season 2007/2008
Group	Crushed Cane (tons)
Cosan	40,559,881
Santaelisa Vale	16,715,872
Carlos Lyra	12,363,470
Tereos	12,133,679
Louis Dreyfus	11,498,519
Usaçúcar	11,282,949
Tercio Wanderley	10,434,219
São Martinho	10,217,698
Alto Alegre	9,542,446
Zillo Lorenzetti	8,980,958
Moema	8,381,370
NovaAmerica	7,750,122
Moreno	7,374,955
Grupo Irmao Biagi	6,946,261
João Lyra	6,860,508
Virgolino de Oliveira	6,602,855
Clealco	6,355,398
Grupo Farias	6,186,975
Itamarati	5,775,081
Bazan	5,755,878
Total	491,370,000
Market Share over Total	43.09%
Source: Datagro

Major Sugar and Ethanol Producers - Season 2007/2008

	Sugarcane Production	Sugar Production	Ethanol Production
Unit	Tons	Tons	Anhydours	Hydrous	Total
DA BARRA	6,815,821	489,723	193,903	96,223	290,126
SÃO MARTINHO	6,762,247	361,580	155,910	180,580	336,490
ITAMARATI	5,775,081	266,242	143,305	153,702	297,007
VALE DO ROSÁRIO	5,717,163	386,460	93,089	140,764	233,853
EQUIPAV	5,383,570	285,201	150,165	110,521	260,686
SANTA ELISA	5,166,420	317,636	120,045	102,428	222,473
COLOMBO	5,003,431	390,627	0	192,958	192,958
CLEALCO	4,683,488	389,245	0	129,275	129,275
COLORADO	4,551,827	345,336	27,820	169,931	197,751
MOEMA	4,538,707	300,942	85,005	120,484	205,489
VOLTA GRANDE	4,204,327	264,935	120,749	76,512	197,261
CRUZ ALTA	4,168,067	475,664	13,414	55,861	69,275
BONFIM	4,132,634	345,775	54,144	113,547	167,691
CATANDUVA	4,005,476	227,396	60,429	146,526	206,955
COSTA PINTO	3,989,362	312,902	63,590	96,328	159,918
DA PEDRA	3,878,452	187,795	86,597	122,507	209,104
NOVA AMÉRICA	3,790,257	309,819	117,159	53,640	170,799
DELTA	3,762,517	365,071	9,694	91,949	101,643
BARRA GRANDE	3,707,544	261,627	94,524	86,016	180,540
ALTA MOGIANA	3,681,114	320,666	66,626	36,635	103,261
TOTAL	93,717,505	6,604,642	1,656,168	2,276,387	3,932,555
Source: Unica

Biodiesel

The biodiesel business is becoming very active and large amounts of capital are being attracted to the industry to supply a strong demand for the fuel. In Brazil, there are 60 authorized mills (ANP licenses). Although, we estimate that approximately only 20 mills are operating. As today we sell pursuant to reverse auctions conducted by the ANP, last year, many mills suffered due to rapidly increasing price of commodity feedstocks (especially soy oil) versus the fixed Auction sale prices. However, this year the ANP Auctions are resulting in more viable prices and offering a positive margin for biodiesel producers.

In the Northeast, region where Comanche’s Plant is located there are only three players: Comanche, Petrobras and Brasil Ecodiesel. Therefore, the competition in the Northeast is not as significant as the rest of the country.

Major Biodiesel Producers

Company	2008 Production (m3)	Authorized Capacity
ADM	171,652	245,520
Granol(Anapolis)	131,975	190,588
Caramuru	108,271	135,000
Oleoplan	95,646	237,500
BSBios	87,342	124,500
Granol(Cachoeira do Sul)	85,145	168,001
Biocapital	69,665	274,117
Bracol	69,196	125,712
Fiagril	69,000	147,585
BR-eco(Rosário do Sul)	37,924	129,600
BR-eco(Iraquara)	36,264	129,600
BR-eco(São Luis)	36,172	129,600
Bioverde	30,357	88,235
Barralcool	22,370	58,823
Comanche	20,098	120,600
Fertibom	16,376	42,000
BR-eco(Crateus)	14,417	108,000
Biocamp	11,838	55,000
Source: ANP

The environment for biodiesel in Brazil is being stimulated by the Brazilian Government. The Brazilian Government has just approved a 4% mix of biodiesel, and there are estimations that the 5% mix will be approved during 2009 or in the beginning of 2010. In addition, under certain specific conditions, the sale of biodiesel may qualify for sales and value added taxes exemption or reduction. For the future, with the waiver of these taxes along the chain, biodiesel can be as competitive as diesel at the pump to the consumer. As the margin for distributors is greater than for conventional diesel, we believe that the growth of biodiesel will experience a growth rate similar to ethanol in Brazil.

Economies of Scale.   While the ethanol industry lends itself to some economies of scale, we believe that such economies effectively limit themselves at six million tons of sugarcane or about 500 million liters of production from several plants. This is primarily because the mills themselves are limited in size—there are very few mills crushing more than two million tons of sugarcane—due to the logistical problem of transporting in the sugarcane and the need for land dominance in the area. For example, a 1.5 million ton mill needs to dominate 10% of the land in a 25km radius (optimal for transporting in). A 6 million ton mill, for example would need a 40% land dominance in the same area, a very difficult proposition to attain.

4.C.	Organizational Structure

The Company is not part of a group.

Our operating companies in Brazil are formed as Brazilian limitadas, with all of the quotas held by Participações, our holding vehicle in Brazil, except for a nominal share that is owned by Alicia Noyola, a director and Vice Chairman of the Company, as required for the proper organization of a Brazilian limitada. In the aggregate all such equity interests held by such Brazilian officers or employees in the Brazilian subsidiaries do not exceed 1% of any Subsidiary’s outstanding equity. Participações  is owned 100% (except only for a nominal share that is owned by Alicia Noyola as required for the proper organization of a Brazilian Limitada ) by Comanche Clean Energy LLC, organized in the U.S. for the sole purpose of becoming an intermediate holding company for Participações, in order to minimize Brazilian taxes on the operations of the Company’s Brazilian subsidiaries. Comanche Clean Energy LLC is held in turn 100% by Comanche Corporation, a Cayman Islands company, which is in turn owned 100% by us.

On October 15, 2007, Participações formed a further subsidiary, Maranhão, in order to carry out the development of a greenfield project in the state of Maranhão. However, due to financing constraints, we have ceased our efforts to develop this project. Our structure was further reorganized in June 2008 with the formation of Operações, a company directly owned by Comanche Clean Energy LLC.  Operações owns the 9,999 quotas of Maranhão, a Brazilian limited liability company qualified to do business in Brazil.  Only one other quota is issued and outstanding, which is held by Bahia.

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

Santa Anita Ethanol Facility: Santa Anita is a 600,000 ton sugarcane processing facility with the capability of producing 48 million gallons of ethanol per year located about 125 kilometers from the city of São Paulo. During 2008, Santa Anita produced about 42 million liters of ethanol.  During early 2008, we expanded Santa Anita to 600,000 tons of crushing capacity and expect to produce 50 million liters of ethanol in 2009.  The price for this mill includes cash paid, actual liabilities assumed and Ordinary Shares issued to two consultants for assistance in negotiating and closing the transaction. During our early 2008 expansion of Santa Anita, we utilized certain of the equipment in the existing Canitar facility described below as well as new equipment, and made further sugarcane plantings, for an additional incremental capital expenditure of US$14.7 million, including agriculture and industry from the point of acquisition through year end 2008.

Canitar Ethanol Facility: Our Canitar assets include buildings, land, environmental licenses and some used sugarcane processing equipment, located near the city of Ourinhos in the State of São Paulo. Ourinhos is about 350 kilometers from the city of São Paulo, but is connected to the City of São Paulo by modern expressways and to the ports of Santos and Paranagua by railroads and highways.  During 2007 and 2008, we did not operate Canitar, choosing instead to begin a process of reconstruction in two stages, utilizing the existing site, license and a limited portion of its existing equipment and installations. We acquired approximately $54 million in new state-of-the-art equipment to reconstruct the mill and have invested further in additional agricultural resources. The first phase was completed in November 2008, and expanded the unit to approximately 1.2 million tons of processing capacity per year, or 100 million liters of production on an annualized basis. From the point of acquisition through yearend 2008, we have invested approximately $57.6 million in additional industrial and agricultural capital expenditures at Canitar.  The second phase is expected to be completed between harvesting seasons in the future, subject to financing availability, and will increase processing capacity to 2.2 million tons, or approximately 200 million liters of production.

Bahia Biodiesel Facility: Bahia was acquired as a 25 million liter trans-estherization facility located in the State of Bahia, close to the principal industrial port of the City of Salvador and within 6 km of the third largest refinery in Brazil. Bahia is a water based batch biodiesel processing facility. It is one of 46 producers that are currently licensed in Brazil today by the ANP. Bahia can batch process a variety of feedstocks into biodiesel, and commenced commercial production in late September 2007, producing biodiesel from cotton seed, animal fats and soy oil. We purchased the shares of Bahia for approximately $12.2 million, inclusive of closing costs and purchase price adjustments. This includes cash paid, actual liabilities assumed and the pro rata share of our Ordinary Shares issued to two consultants for assistance in negotiating and closing the transaction.  Today, our ANP and environmental licenses authorize a capacity of 120 million liters.  We expanded the facility since purchase during 2007 and 2008 to a capacity of 100 million liters.  From the point of acquisition through yearend 2008, we have invested approximately $5.4 million in additional industrial and agricultural capital expenditures at Bahia.

Administrative Offices. The Company has leased approximately 2,500 square feet of office space in the Vila Olimpia area of the city of Sao Paulo for its principal offices in Brazil.
.

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

Company Overview

Comanche Clean Energy Corporation, through its subsidiaries, produces renewable “green” chemicals, primarily clean fuel ethanol from sugarcane and biodiesel from multiple feedstocks, in facilities that we own in Brazil. We grow a substantial part of the sugarcane that we require for producing ethanol ourselves or through partnerships, purchase the balance from third parties and acquire feedstock for the production of biodiesel from third parties. Sugarcane is considered one of the most efficient conversions of sunlight into energy by scientists and is a renewable resource. Our clean fuels production is currently primarily destined for Brazilian domestic consumption, although we are pursuing opportunities for exports to other countries. We own and operate two ethanol plants, Santa Anita, located in Tatuí, São Paulo State, Brazil, and Canitar, located in Ourinhos, São Paulo State, Brazil, one biodiesel plant, Bahia, located in Simões Filho, Bahia State, Brazil and certain farmland in Ourinhos, São Paulo State, Brazil.  In addition, we are leasing substantial hectarage in São Paulo state where we are growing sugarcane feedstock for our ethanol mills. 2008 was a year of expansion and construction for Comanche.  Our largest ethanol plant, Canitar, did not begin operations until late November 2008 as we were in the process of reconstructing and expanding the plant utilizing the existing site and license, and a limited portion of existing equipment and installations.  Our Santa Anita ethanol plant was expanded by 35% in 2008, as well.  The capacity of our biodiesel plant was tripled from 2007 through 2008.

We produce ethanol from sugarcane, which we believe to be the most energy and cost efficient feedstock for the production of ethanol in the world. We produce biodiesel from a variety of feedstocks, optimizing feedstock acquisitions near-term to minimize cost and longer term to plant our own feedstock. Our business plan is to be vertically integrated into partnerships for our biodiesel feedstocks.

Results of Operations

The following discussion summarizes the significant factors affecting the consolidated operating results of the Company for the period from January 1, 2008 through December 31, 2008.  This discussion should be read in conjunction with the audited consolidated financial statements and notes to the audited consolidated financial statements contained elsewhere in this report.

During 2008, our revenues were derived from the sale of ethanol produced primarily in the Santa Anita plant and biodiesel produced in the Bahia plant. However, we also retained some of our ethanol production and some of our biodiesel feedstock into the year 2009, as a form of inventory management to secure better prices during the inter-harvest period, and, in the case of biodiesel, to have feedstock for initial production for Petrobras in early 2009.

We sell ethanol to many different customers at market prices. In the case of biodiesel we sell only to Petrobras through auctions promoted by ANP (National Petroleum Agency).We signed various agreements during 2008 with Petrobras to sell biodiesel at a fixed price of R$2.13 per liter ($1.06 per liter based on an exchange rate as of R$2 to the US$) in the first half of 2008, R$3.13 per liter ($1.57 per liter based on the same exchange rate in the third quarter of 2008 and R$2.67 ($1.33) in the fourth quarter of 2008 (the auctions were for 6 months supply, and changed in mid-2008 to quarterly contracts). Subsequent to year-end, we entered into contracts to sell up to 12 million liters of biodiesel in the first 3 months of 2009 to Petrobrás S.A. providing for an aggregate sales price of R$32.64 million ($16.3 million).

Executive Summary

During 2008, our financial results were significantly impacted by our biodiesel operation and the construction of our Canitar ethanol plant.  During the first half of 2008, we were obligated to sell biodiesel at a fixed price to Petrobras, while at the same time, commodity prices for our principal feedstock, soy oil, were climbing to record highs by March 2008.  This affected our entire industry in Brazil.  While hedging the soy oil would have helped, the prices of soy oil in Brazil, while related to prices on the Chicago Board Options Exchange (“CBOT”) are oftentimes momentarily different due to local supply/demand and transportations costs, causing basis risk beyond CBOT prices, so even had we hedged, we may have lost additionally on the hedge.  During the first half of 2008, we lost approximately $8.7 million in our biodiesel operation due to this mismatch.  Also during this same period, Petrobras also failed to perform their own contractual obligations pursuant to the biodiesel supply contract that we did produce, failing to timely pick up biodiesel and failing to timely pay, and we have notified Petrobras of our calculations regarding the fines, pursuant to the terms of the contract, amounting to approximately R$17 million (about $8 million at exchange rates of 2008), for such failures to perform.  See Item 8.A.7 for further discussion.  We have not accrued such penalties in our financial statements.  During 2008, the ANP moved to quarterly auctions to attempt to reduce the mismatch risk for producers, but the ANP auction pricing formula for biodiesel was not rectified until the fourth quarter 2008 ANP auction.

With respect to Canitar, due to a failure by one of our lead constructors to deliver certain components on time, we suffered not only a loss of revenue but a loss resulting from having our entire organization fully staffed for the completion of the plant, which was not in fact completed for a further three months.  We are in negotiations with this contractor to settle outstanding issues between us.  However the total cost to our Company of this delay was approximately $5.4 million.

As a result of these two losses ($8.7 million in biodiesel and $5.4 million due to the Canitar delay) plus a non-cash writeoff of our goodwill and environmental licenses in the amount of $13.8 million, we incurred operating losses of $35.1 million for the 12 month period ending December 31, 2008.  This operating loss included $3.1 million of depreciation.

In addition, Other Expense of $43.5 million for the year included $17.3 million in interest expense (as a result of our various debt transactions, bridge loans and exchanges resulting in prepaid interest, interest payable in shares and other such adjustments) and a $28.0 million non-cash charge in connection with our capital restructuring (described below and in Item 4.A “Recent Placements of Securities”), partially offset by $1.8 million of interest income and $1.6 million of insurance proceeds related to the 2007 fire at our Canitar plant.  Our Net Loss for the year was $78.6 million.  In 2008 we closed a private placement and reorganized the Company’s capital structure in a transaction in which we received gross proceeds totaling $76.4 million.  In connection with these restructurings, we recorded a non-cash charge of $28.0 million (mentioned above).  In November 2008, we also completed construction on our Canitar plant.

Overall, our 2008 results were significantly adversely affected by the factors discussed above.

During 2008 we processed or tolled through 578,935 tons of sugarcane from our own fields and from third party suppliers.  This produced 29.53 million liters of hydrous ethanol and 13.84 million liters of anhydrous ethanol primarily at our Santa Anita plant for sale or inventory (our Canitar unit only started its operations in November).  During the year, we also processed 19.8 million liters of vegetable oil at our Bahia plant to produce 18.65 million liters of biodiesel.  During the year, we sold 33.67 million liters of hydrous ethanol, 14.85 million liters of anhydrous ethanol to various customers and 21.83 million liters of biodiesel at our Bahia plant.   As of December 31, 2008, we had 7.69 million liters of both hydrous and anhydrous ethanol and 0.20 million liters of biodiesel in inventory and available for sale during 2009.

Ethanol

Our ethanol operations are affected by domestic Brazilian and international prices of ethanol, competition, governmental policies and regulations and market demand for ethanol as an alternative or additive to gasoline. The price for ethanol we sell in Brazil is set in accordance with market prices, using indices published by the Agriculture School of the University of São Paulo (Escola Superior de Agricultura Luiz de Queiroz—ESALQ ) and the São Paulo Futures and Commodities Exchange ( Bolsa de Mercadorias e Futuros—BMF ) as a reference.  With respect to Canitar, due to a failure by one of our lead constructors to deliver certain components on time, we suffered not only a loss of revenue but a loss resulting from having our entire organization fully staffed for the completion of the plant, which was not in fact completed for a further three months.  The total cost to our Company of this delay was approximately $5.4 million

The table below sets forth the prices for anhydrous and hydrous ethanol in the Brazilian market for the periods indicated:

	Year Ended December 31,
	Anhydrous Ethanol Esalq (US$/liter)		Hydrous Ethanol Esalq (US$/liter)
	2008	2007	2008	2007
Monthly average quote (based upon weekly prices)	$.47	$.41	$.40	$.37
Initial quote	$.47	$.41	$.42	$.41
Closing quote	$.36	$.47	$.31	$.42
High quote	$.56	$.54	$.46	$.47
Low quote	$.36	$.33	$.30	$.29

Source: ESALQ.

Brazilian demand for ethanol remained at historically high levels due primarily to the growing demand for flex fuel cars and high oil prices. The Brazilian market price of hydrous and anhydrous ethanol averaged US$.40 per liter and US$.47 per liter in 2008 versus $.37 per liter for hydrous and $.41 per liter for anhydrous in 2007.

Biodiesel

This industry is brand new in Brazil and the world, so it does not have the same depth of experience as the ethanol industry. Furthermore, the industry is dependent on mandates to mix biodiesel into regular diesel both in Brazil and worldwide. To the extent such mandates are eliminated or reduced, our profitability could be diminished. The initial mandate for Brazil took effect at a 2% level in January 2008 and was changed to a 3% mandate effective July 2008 and a 4% mandate recently in June 2008 that will become mandatory on July 1,2009, but this is a new market and there are many logistical problems in getting the fuel to purchasers, purchasers picking up fuel and other challenges, so there is a possibility that this market may not fully develop until 2010 or beyond.  Currently, all of our sales in this sector are by contract with Petrobras.  We signed various agreements during 2008 with Petrobras to sell biodiesel at a fixed price of R$2.13 per liter ($1.25 based on the average exchange rate for the first half of 2008) in the first half of 2008, R$3.13 per liter ($1.88 based on the average exchange rate during the third quarter of 2008) in the third quarter of 2008 and R$2.67 per liter ($1.16 based on the average exchange rate during the fourth quarter of 2008) in the fourth quarter of 2008 (the initial auction was  for a six month supply, but this was adjusted in mid-2008 to quarterly contracts).  During the first half of 2008, we were obligated to sell biodiesel at a fixed price to Petrobras, while at the same time, commodity prices for our principal feedstock, soy oil, were climbing to record highs by March 2008.  This affected our entire industry in Brazil.  During the first half of 2008, we lost approximately $8.7 million in our biodiesel operation due to this mismatch.

Subsequently, we entered into additional contract to sell up to 12 million liters of biodiesel in the first quarter of 2009 to Petrobrás providing for an aggregate sales price of R$32.64 million ($14.0 million based on the exchange rate during the first quarter of 2009).

Currency Fluctuations

During 2008, 100% of our net sales were invoiced in the Brazilian Real.  During the year, the real exchange rate went from 1.815 Reais to the US dollar on January 1 to 2.3560 to the US dollar on December 31.  A devaluation of the Real affects our consolidated financial statements by: decreasing our real-denominated net sales as a result of the translation of those results into U.S. dollars for consolidation purposes; decreasing our real -denominated costs of goods sold, selling, general and administrative expenses, as well as other real-denominated operating costs as a result of the translation of those amounts for consolidation purposes into U.S. dollars; and generating foreign exchange transaction gains on U.S. dollar-denominated monetary assets and foreign exchange liabilities on U.S. dollar-denominated liabilities of our Brazilian subsidiaries, which are reflected in our consolidated statement of operations.  Similarly, a revaluation of the real in relation to the U.S. dollar would have opposite effects.

Seasonality

Our ethanol business is subject to seasonal trends based on the sugarcane growing cycle in the Center-South region of Brazil. The annual sugarcane harvesting period in the Center-South region of Brazil begins in April and ends in November. This creates fluctuations in our inventory, usually peaking in December to cover sales between crop harvest (i.e., January through April), and a degree of seasonality in our gross profit.   The biodiesel business also has a cycle of oil feedstock harvesting which can put upward pressure on feedstock prices out of season.  Our overall feedstock supply can be impacted by adverse weather conditions such as flood or drought.

Cost Structure

The bulk of our costs are represented by agricultural and industrial costs, some of which are subject to price fluctuations primarily as a result of third party sugarcane or third party biodiesel feedstock purchases.  The balance of the costs were generated from our own agricultural and industrial operations or from our general and administrative areas, and other indirect costs related to our producing ethanol and biodiesel in 2008, but carrying it in inventory through the year-end.  For example, even though the Canitar plant was not producing for most of 2008, we had an extensive agricultural operation planting sugarcane for the plant to mill when it became operational.

Other Factors

Other factors that had an effect on the results of our ethanol and biodiesel operations include the evolving use of ethanol as an alternative to oil derivatives and as a cleaner-burning fuel, derived from renewable sources; movements in oil price levels; the price of sugar as it influences the behavior of other producers; the growth rate of Brazil’s gross domestic product, which impacts the demand for our products and, consequently, our sales volume in Brazil; and the tax policies adopted by the Brazilian federal government and the governments of the Brazilian states in which we operate, and our resulting tax obligations.

Fiscal Year Ended December 31, 2008 Compared with Fiscal Year Ended December 31, 2007

Consolidated Results

The following table sets forth audited consolidated financial information for each of the fiscal years ended December 31, 2008 and 2007.

	For Fiscal Year Ended December 31,
	2008	2007	% Variance
	(in thousands of US$, except percentages)
Statement of Operations:
Net sales:	$50.3	$7.5	570.7%
Ethanol	21.1	3.7	470.3
Biodiesel	25.7	2.9	786.2
Other	3.5	0.9	288.9
Cost of goods sold	(55.8)	(6.9)	(708.7)
Gross profit (loss)	(5.5)	0.6	(1,016.7)
Operating expenses	(29.6)	(8.1)	(265.4)
Operating loss	(35.1)	(7.5)	(368.0)
Other income (expenses):
Financial expense, net	(15.5)	(6.6)	(134.9)
Loss on debt conversion	(28.0)	-	*
Other income (expenses), net	-	(4.9)	*
Income (loss) before income taxes	(78.6)	(19.0)	*
Income taxes (expense) benefit	-	-	*
Net loss	$(78.6)	$(19.0)	(313.7)

* Not a meaningful comparison.

Net Sales

We report net sales after deducting Brazilian federal and state taxes assessed on gross sales (ICMS, PIS, COFINS, IPI and INSS). Deductions from gross sales in the Brazilian domestic market, which are subject to these taxes, are significantly greater than our deductions from gross sales in export markets. Total sales deductions can be broken down as follows:

•	ICMS taxes . ICMS is a state value-added tax assessed on our gross sales in the Brazilian market at a rate that varies by state and product.

•	PIS and COFINS taxes. PIS and the COFINS taxes are federal social contribution taxes assessed on our gross sales in the Brazilian market at rates that vary by product.

•	IPI taxes. IPI is a federal value-added tax assessed on our gross sales in the Brazilian market at rates that vary by product.

•	INSS taxes. INSS taxes are federal social contribution taxes assessed on our gross sales in the Brazilian market at a rate of 2.85%.

Net sales increased 572.0% to $50.4 million in 2008 from $7.5 million in 2007, primarily as a result of:

•	a 470.3% increase in ethanol sales from $3.7 million in 2007 to $21.1 million in 2008.

•	a 786.2% increase in biodiesel sales from $2.9 million in 2007 to $25.7 million in 2008. This was mainly due to the fact that our Bahia biodiesel plant did not come online until October 2007.

•
a 288.9% increase in Other revenues from $0.9 million in 2007 to $3.5 million in 2008. This revenue is related to sale of sugarcane that was grown or our owned land and leased farmlands, the sale of steel scraps, bagasse and grains from both ethanol facilities and the sale of sub-products and castor oil at our biodiesel facility.

Ethanol Sales

2008 ethanol revenue of $21.1 million represents the sale of 55.2 million liters at an average price of $0.38 per liter.  2007 sales of $3.7 million correspond to the sale of 9.5 million liters of ethanol at an average price of $0.38 per liter.

2007 sales include only a partial year of operation, as our ethanol mill acquisitions occurred in April 2007.  In addition, we stockpiled the bulk of our 2007 ethanol production in anticipation of higher market prices once the production season ended using our tankage facilities at the Santa Anita and Canitar plants.  In total, during 2007 we stockpiled 27.7 million liters of ethanol with a cost basis of $9.7 million and a year-end market value of $12.4 million.  An explosion at our Canitar plant (which was not in operation at the time, but was being used to store ethanol production from our Santa Anita plant) destroyed 8.9 million of those liters with a cost basis of $3.1 million and a year-end market value of $4.1 million.  Accordingly, we ended 2007 with an ethanol inventory (hydrous and anhydrous) of 18.8 million liters of ethanol with a cost basis of $6.6 million and a year-end market value of $8.3 million.  All of this production was sold in 2008.  In 2008, we ended the year with an ethanol inventory at our Santa Anita plant tanks (hydrous and anhydrous) of 7.69 million liters of ethanol with a cost basis of $2.33 million and a year-end market value of $2.45 million.  In addition, our Canitar plant came online in November 2008, but this was not a meaningful revenue producer during the year.

Biodiesel Sales

Biodiesel revenues of $25.7 million in 2008 corresponds to the sale of 21.83 million liters of biodiesel at an average price of $1.18/liter.

Other Revenues

In 2008 we received various amounts from the sale of sugarcane that was grown on our owned land and leased farmlands, the sale of steel scraps, bagasse and grains from both ethanol facilities, and the sale of sub-products and castor oil at our biodiesel facility.

Cost of Goods Sold

Cost of goods sold increased by 708.7% from $6.9 million in 2007 to $55.8 million in 2008.  As a percentage of revenue, cost of goods sold increased from 92.0% of revenue in 2007 to 110.9% in 2008.  At the moment, Petrobras is the only wholesale consumer of biodiesel in Brazil and they procure all of their biodiesel through a quarterly auction process.  This auction process has forced us to lock in selling prices prior to actual feedstock procurement.  Although we were able to obtain significant biodiesel price increases from Petrobras during the each successive auction, additional feedstock price increases continued to make biodiesel production unprofitable.  We are continuing to investigate ways to resolve our feedstock procurement process to lower the risk of this operation.

Selling, General and Administrative Expenses

Operating expenses increased 265.4% from $8.1 million in 2007 to $29.6 million in 2008.  2008 operating expenses include a one-time impairment charge of $13.8 million relating to write-offs of the Company’s intangible assets.  Excluding this write-off, 2008 expenses increased 95.1% to $15.8 million.  This increase was due primarily to the fact that the Company’s Canitar unit was not in operation for most of 2008, but we increased our staffing and administrative costs to scale to a much larger operation.  In addition, we pursued several projects, such as Maranhão which we subsequently abandoned as world capital markets began to experience problems in late 2008.

Not including the impairment charge, 2008 SG&A expenses of $15.8 consisted primarily of payroll ($7.1 million), professional fees ($2.3 million), office expenses ($2.1 million), travel ($1.2 million), bad debt expense ($0.9 million) and taxes ($0.8 million).
2007 SG&A expenses of $8.1 million consisted primarily of professional fees ($1.4 million), payroll ($3.4 million), travel ($0.6 million), taxes ($0.5 million), office expenses ($0.6 million), pre-operational expenses of our Bahia plant ($0.3 million) and depreciation and amortization ($0.4 million).

Interest Expense, Net

Net interest expense increased 134.9%from $6.6 million in 2007 to $15.5 million in 2008.  The 2008 interest expense amount consisted of cash interest expense of:  $3.7 million on Brazilian local debt, $3.1 million on our convertible notes, and $1.2 million on the bridge notes.  In addition, we incurred $5.1 million in non-cash interest on our senior notes in the form of issuance of additional senior notes, $1.5 million in expense of issuing ordinary shares in lieu of interest, and $2.7 million in non-cash amortization of debt issuance costs.  This increase in interest expense was due primarily to the full-year effect of interest expense on debt acquired at various points in 2007 as well as interest expense on the June 2008 private placement.

2008 interest expense includes $17.3 million of interest expense partially offset by $1.8 million of interest income.  2007 expense consists of $7.1 million of interest expense partially offset by $0.5 million of interest income.

Loss on Debt Conversion

As part of our June 2008 private placement, we offered incentives for holders of our convertible debt and Cash Bridge Notes to exchange their securities for new debt and equity securities being offered at the time.  We also offered an incentive for warrant holders to exercise their warrants at a reduced strike price.  In connection with these exchanges, we recorded a non-cash charge of $28.0 million.  This consists of exchange premiums of $22.5 million and write-offs of debt discounts and issuance costs of $5.5 million.

Other Expenses

Other expenses decreased from $4.9 million in 2007 to $1.7 million in 2008.

2008 expenses consisted primarily of $1.7 million of foreign exchange gains on Brazilian debt denominated in U.S. dollars offset by an equal amount of insurance payments received related to the 2007 Canitar fire.

2007 Other expense of $4.9 million consists primarily of a $3.1 million loss related to a September 2007 explosion at our Canitar explosion and a $1.9 million accrual for potential prior-year tax liabilities at a predecessor company, partially offset by $0.1 million of foreign exchange gains on Brazilian debt denominated in U.S. dollars.  We believe that our insurance policies should cover the bulk of the loss on the Canitar plant and the insurance company has offered to settle for approximately $2.1 million (including advances already made).  However, we expect that we may need to litigate with the insurance company for the balance.  Any insurance reimbursements will be recognized in future periods as payment is received.  We are not currently aware of any actual or threatened litigation with respect to this incident

Income Taxes (Expense) Benefit

We have not yet generated any profits and, accordingly, no income tax expense was recognized for the period. Income taxes in Brazil comprise Federal income tax and social contributions. There are no state or local income taxes in Brazil. Brazilian statutory income tax rates are 25.0% for Federal income taxes and 9.0% for Social contributions. As of December 31, 2007, Participações, our Brazilian subsidiary, and its subsidiaries had tax loss carry-forwards of approximately $16.9 million and $27.2 million as of December 31, 2008. These amounts can be used to offset future taxable income and have no expiration date, but can only be offset against 30% of pre-tax income in any given year. We are not subject to income taxes in the Cayman Islands, our jurisdiction of incorporation, although some of our subsidiaries may be subject to income taxes in their respective jurisdictions.

Net Income

As a result of the foregoing, we had a net loss of $78.6 million, or $4.23 per basic share in 2007, compared to a net loss of $19.0 million, or $3.39 per basic share in 2007.

Fiscal Year Ended December 31, 2007 Compared with Fiscal Year Ended December 31, 2006

We commenced operations on June 8, 2006 and incurred start-up expenses of $1.2 million for the 192 day period ended December 31, 2006.  Therefore, comparisons between 2007 and 2006 are not meaningful.

General

The following general factors should be considered in analyzing our results of operations:

Variability of Gross Profit

Gross profit from ethanol sales is mainly affected by changes in selling prices for ethanol, the cost to us of growing sugarcane on leased land, and the cost of purchased sugarcane from third parties.  The rise and fall of ethanol and sugar cane prices affects the levels of costs of goods, gross profit and inventory values, even in the absence of any increases or decreases in business activity.  Selling prices for ethanol were affected principally by the supply of ethanol in the market, sugar prices (since ethanol and sugar use the same feedstock), the price of oil and gasoline and other market factors.  All of these factors are beyond our control.  Our most volatile manufacturing cost for ethanol is purchased sugarcane, that is, not grown on our owned or leased land,  see “Risk Factors,” and our business is dependent upon the availability and price of such third party sugarcane.  Significant disruptions in the supply of sugarcane will materially affect our operating results.  In addition, since we generally cannot pass on increases in sugarcane prices to our customers, periods of high sugarcane prices, unrelated to the output price of ethanol would materially negatively adversely affect our operating results.

The gross profit from biodiesel sales is principally linked to the availability and production cost of the various vegetable oils, oilseeds and animal fats (feedstocks) used for the primary raw material, which represent a substantial part of the biodiesel production cost. The prices for feedstocks for our production are, in large part, quoted in various local and international markets, depending on the type of oil, seed or fat.  These prices can be volatile and are dependent on various alternative uses of such feedstocks, weather, and local and global seasonal and long-term demands.  We purchased all of our feedstock from third parties during 2007.  In 2008, we began production of feedstocks from Company owned land and through agricultural partnerships. Significant increases in price or disruptions in the supply of biodiesel feedstocks will materially affect our operating results.  In addition, since we generally cannot pass on increases in feedstock prices to our customers, periods of high feedstock prices, unrelated to the output price of biodiesel would materially adversely affect our operating results.

Cash conversion costs per liter are an important metric in determining profitability.  Conversion costs represent the cost of converting the sugarcane into ethanol or biodiesel feedstocks into biodiesel, and include production salaries, wages, fringe benefits, utilities, maintenance, denaturant, chemicals, insurance, materials and supplies and other miscellaneous production costs.  It does not include depreciation and amortization expense.

Agricultural cash costs per ton of feedstock at company controlled agricultural operations are another important metric in determining profitability.  Agricultural costs represent the cost of growing, harvesting and transporting feedstocks to the Company’s fuel production facilities, and include agricultural salaries, wages, fringe benefits, utilities, maintenance, land leasing costs, fertilizers, pesticides, insurance, water, transportation of feedstock to the plants, the cost of our own workers or third party workers that perform the harvest, benefits, including meals and transportation, for such workers, materials and supplies and other miscellaneous costs.  It does not include depreciation and amortization expense.

Summary of Critical Accounting Policies

We base this discussion and analysis of results of operations, cash flow and financial condition on our consolidated financial statements, which have been prepared in accordance with US GAAP.

Inventories

Inventories are stated at the lower of cost or net realizable value using the weighted average method. Work in progress and finished goods are valued at direct production cost. The cost of production comprises the direct cost of raw materials purchased from third parties, agriculture costs, which comprise the growing costs and the costs of harvesting, transport and other point of purchase costs, the direct manufacturing expenses, an appropriate allocation of material and manufacturing overhead and an appropriate share of the depreciation and write-downs of assets used for production, when applicable. If the purchase or production cost is higher than the net realizable value, inventories are written down to net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

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

Depreciation is calculated using the straight-line method for all items at rates that take into account the estimated useful life of the assets: 15–58 years for buildings; 1-23 years for machinery and equipment; 10 years for furniture and fixtures, 5 years for computer equipment, 5-10 years for vehicles, 5 years for leasehold improvements and 5 years for sugarcane planting costs.

Impairment of long-lived assets is recognized when events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized at that time to reduce the asset to the lower of its fair value or its net book value.

Goodwill and other intangible assets

In accordance with SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS No. 142”), goodwill and other intangible assets with indefinite useful lives are no longer amortized, but are reviewed periodically for impairment.

The provisions of SFAS No. 142 require that an intangible asset that is not subject to amortization be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company evaluates goodwill on a separate reporting unit basis in the fourth quarter each year. The provisions also require that a two-step test be performed to assess goodwill for impairment. First, the fair value of each reporting unit is compared to its carrying value, including goodwill. Fair value was determined based on the estimated future cash flows of the reporting units.  If the fair value exceeds the carrying value then goodwill is not impaired and no further testing is performed. If the carrying value of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step compares the fair value of the reporting unit’s goodwill with the carrying amount of the goodwill. An impairment loss would be recognized in an amount equal to the excess of the carrying amount of goodwill over the fair value of the goodwill.

The significant estimates and assumptions used by management in assessing the recoverability of goodwill and other intangible assets are estimated future cash flows, present value discount rate and other factors. Any changes in these estimates or assumptions could result in an impairment charge. The estimates of future cash flows, based on reasonable and supportable assumptions and projections, require management’s subjective judgment.

In addition to the testing above, which is done on an annual basis, management uses certain indicators to evaluate whether the carrying value of goodwill and other intangible assets may not be recoverable, including among others i) current-period operating or cash flow declines combined with a history of operating or cash flow declines or a projection/forecast that demonstrates continuing declines in the cash flow of an entity or inability of an entity to improve its operations to forecasted levels and ii) a significant adverse change in the business climate, whether structural or technological, that could affect the value of an entity.

SFAS No. 142 also requires that intangible assets with definite lives be amortized over their estimated useful life and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” As of December 31, 2008 and 2007, the Company has no intangible assets with definite lives.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using presently enacted statutory tax rates. The effect on deferred income tax assets and liabilities of changes in tax rates is recognized in income in the period that includes the enactment date. SFAS No. 109 also requires that deferred income tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

The Company has not yet generated any profits and, accordingly, no general provision for income taxes is recorded in these financial statements. Income taxes in Brazil comprise Federal income tax and social contribution and there is no state or local income taxes in Brazil. The income tax statutory rates are 25.0% for Federal income tax and 9.0% for Social contribution. As of December 31, 2008, Comanche Participações and its subsidiaries had tax loss carryforwards for income and social contribution taxes of approximately $27.2 million. These amounts can be used to offset future taxable income and have no expiration date, but the use of tax-loss carryforwards is limited to 30% of annual taxable income in any one year.  This tax loss carryforward has not been recognized in the Company’s financial statements.  The Company is not subject to income taxes in the Cayman Islands, although some subsidiaries may be subject to income taxes in their respective jurisdictions.

Beginning with the adoption of FASB Interpretation No. 48, accounting for Uncertainty in Income Taxes (FIN 48) as of January 1, 2007, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than a 50% likelihood of being realized. Changes in recognition or measurement are reflected in the period in which the change in estimate occurs. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained. The adoption of FIN 48 did not have a material impact on the Company’s financial statements.

The Company records interest related to unrecognized tax benefits in interest expense and penalties in financial expenses.

Valuation allowances are established when management determines that it is more likely than not that the deferred tax assets will not be realized.  Refer to Note 20 for additional income tax disclosures.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 which establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. SFAS No. 157 also requires disclosure about how fair value is determined for assets and liabilities and establishes a hierarchy for which these assets and liabilities must be grouped, based on significant levels of inputs as follows:

•	Level 1 quoted prices in active markets for identical assets or liabilities;

•	Level 2 quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability; or

•	Level 3 unobservable inputs, such as discounted cash flow models or valuations.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS 157 became effective for the Company beginning January 1, 2008 and its adoption did not have a material effect on the Company’s financial statements.

In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-2 “Effective Date of FASB Statement No. 157”, which delays the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except items that are recognized or disclosed at fair value in the financial statements on a recurring basis. FSP FAS No. 157-2 defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and for interim periods within those fiscal years. The Company is currently evaluating whether the adoption of SFAS No. 157, for items within the scope of FSP FAS No. 157-2, will have an impact on its consolidated financial position, results of operations or cash flows.

The FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” SFAS No. 160 establishes accounting and reporting standards for noncontrolling interests in subsidiaries. This statement requires the reporting of all noncontrolling interests as a separate component of stockholders’ equity, the reporting of consolidated net income (loss) as the amount attributable to both the parent and the noncontrolling interests and the separate disclosure of net income (loss) attributable to the parent and to the noncontrolling interests. In addition, this statement provides accounting and reporting guidance related to changes in noncontrolling ownership interests. Other than the reporting requirements described above which require retrospective application, the provisions of SFAS No. 160 are to be applied prospectively in the first annual reporting period beginning on or after December 15, 2008. The Company currently does not have any noncontrolling interests in subsidiaries.  As such, the adoption of SFAS No. 160 will not have a material impact on the Company’s financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (“SFAS 141(R)”) which replaces FASB Statement No. 141, Business Combinations. This Statement establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquire; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The provisions of this statement are to be applied prospectively to business combination transactions in the first annual reporting period beginning on or after December 15, 2008.  This Statement will only impact the Company’s financial statements in the event of a business combination on or after this date.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of SFAS No. 115” (“SFAS 159”).   SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement became effective for the Company as of January 1, 2008. Comanche does not believe the adoption of SFAS 159 will have an impact on its consolidated financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133" (Statement 161). Statement 161, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, requires companies with derivative instruments to disclose information about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under Statement 133, and how derivative instruments and related hedged items affect a company's financial position, financial performance, and cash flows. The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit-risk-related contingent features in derivative agreements, counterparty credit risk, and the company's strategies and objectives for using derivative instruments. The Statement expands the current disclosure framework in Statement 133. Statement 161 is effective prospectively for periods beginning on or after November 15, 2008. Early adoption is encouraged. At the moment, this Statement does not affect the Company’s consolidated financial statements, but it may have an impact in the future.

In April 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets,” which amends the factors to be considered in renewal or extension assumptions used to determine the useful life of a recognized intangible asset. FSP FAS 142-3 is effective for interim periods and fiscal years beginning after December 15, 2008. The measurement provisions of this standard will apply only to intangible assets of the Company acquired after the effective date. Since the Company did not acquire any intangible assets subsequent to April 2008, the adoption of FSP FAS 142-3 will not have an impact on its consolidated financial position, results of operations or cash flows.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with accounting principles generally accepted in the United States (“the GAAP Hierarchy”). SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Oversight Board (“PCAOB”) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” The GAAP Hierarchy under SFAS No. 162 is as follows:

(a) FASB SFAS and Interpretations, FASB Statement 133 Implementation Issues, FASB Staff Positions, and American Institute of Certified Public Accountants (“AICPA”) Accounting Research Bulletins and Accounting Principles Board Opinions that are not superseded by actions of the FASB.

(b) FASB Technical Bulletins, and if cleared by the FASB, AICPA Industry Audit and Accounting Guides and Statements of Position.

(c) AICPA Accounting Standards Executive Committee Practice Bulletins that have been cleared by the FASB, consensus positions of the FASB EITF and the topics discussed in Appendix D of EITF Abstracts.

(d) Implementation guides (Q&As) published by the FASB staff, AICPA Accounting Interpretations, AICPA Industry Audit and Accounting Guides and Statements of Positions not cleared by the FASB, and practices that are widely recognized and prevalent either generally or in the industry.

In June 2008, the FASB issued FSP Emerging Issues Task Force (“EITF”) 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities.” FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. FSP EITF 03-6-1 provides that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of Earnings Per Share (“EPS”) pursuant to the two-class method. Upon adoption, all of a company’s prior period EPS data presented shall be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform with the provisions of FSP EITF 03-6-1. Early application is not permitted for FSP EITF 03-6-1. The Company is currently evaluating the effect, if any, that FSP EITF 03-6-1 will have on its financial statements.

Research and Development, Patents and Licenses

Research and Development

 The technology that we use to produce ethanol and biodiesel is well-established. We do not currently engage in any research and development activities and had no R&D expenses in 2008 or 2007.

Patents and Licenses

 We do not currently hold any patents. We are subject to various Brazilian federal, state and local environmental protection and health and safety laws and regulations governing, among other things:  land use, the generation, storage, handling, use and transportation of hazardous materials; the emission and discharge of hazardous materials into the ground, air or water; and the health and safety of our employees. We are also required to obtain permits from Brazilian Governmental authorities for certain aspects of our operations. These laws and regulations and permits can delay our operations and can often require us to purchase and install expensive pollution control equipment or to make operational changes to limit impacts or potential impacts on the environment and/or health of our employees and violation of these laws and regulations or permit conditions can result in substantial fines, criminal sanctions, revocations of operating permits and/or shutdowns of our facilities. In addition, we are required to produce outputs within certain tolerances of purity and chemical composition. Violations of those parameters could cause us to install additional equipment for quality control or risk losing certain licenses. We have made and expect to make substantial capital expenditures on an ongoing basis to continue to ensure our compliance with environmental laws and regulations and permit requirements.

The Company’s Canitar unit has negotiated with CETESB with respect to the issuance of environmental licenses for our Canitar facility at its expanded 1.2 million ton capacity (expressed in terms of 6,000 tons per day, the capacity depends on days utilized) in the form of a Termo de Ajuste de Conduta (an Agreement for amending the licensing process and our compliance, a “TAC”) that covers the granting of provisional, installation and operating licenses for Canitar.  While such negotiation is complete, the TAC has not been executed.  While the TAC requires some additional expenditures to comply with its terms, these further expenditures are not material. If the TAC were not to be entered into, or if after entering into the TAC Canitar were to fail to perform thereunder, Canitar could be exposed to penalties for failure to be properly licensed, or could be required to cease operations pending the receipt of necessary licenses.  Our filing of an environmental impact report with respect to the expansion of the capacity of our Santa Anita facility from its licensed 300,000 tons to 1.2 million tons has been delayed as regulators determine how zoning maps will be applied in the case of Santa Anita.  While we believe that these licenses will be granted as a matter of course, the granting of licenses is subject to administrative discretion and the performance of ministerial acts and receipt of necessary licenses may be delayed. We may at times proceed to install facilities or operate based on provisional licenses, prior licenses, licenses for lesser capacities or in anticipation of receipt of a full complement of licenses. In addition, we will be required to file environmental impact statements for expansions beyond 1.5 million tons of processing capacity.  We are subject to regulation by the Brazilian National Petroleum Agency in the case of operation and expansion of our biodiesel facilities. Our current license is for 120 million liters of capacity.

Trends and Factors that May Affect Future Operating Results

Ethanol Pricing

We sell all of our ethanol production to various customers at prevailing market prices. We produce ethanol during the sugarcane harvest when the supply of ethanol is most plentiful. We stockpile our ethanol production during periods of relatively low market prices and sell during periods of higher prices, such as after the harvest, subject to the availability of working capital. There is no guarantee that we will be successful at this, however. Liquidity concerns may also force us to sell ethanol during periods of sub-optimal prices. We do not currently engage in any hedging activities related to ethanol pricing, due to a lack of reliable instruments in the market place, although we may do so in the future.

In order to carry out this pricing strategy, we will need to have sufficient storage capacity to stockpile most of our ethanol production during the harvest season, when market prices are typically at their lowest.  On September 28, 2007, 9 million liters of our existing capacity was destroyed by a fire resulting from a lightning strike at our Canitar facility, which was not in operation at the time.  The tanks struck by lightning had been adequately protected according to an insurance review done prior to the storm.  We replaced and increased the lost storage capacity in a location farther removed from the production facilities than the area where the previous tanks had been located by year-end 2008.  As of December 31, 2008, we had the ability to store up to 44.75 million liters of ethanol both at Canitar and Santa Anita facilities.

Sugarcane Pricing

We are currently both a buyer and seller of sugarcane. We currently grow sugarcane on both owned and leased land in the vicinity of our Canitar plant and on leased land surrounding our Santa Anita plant. Since the Canitar plant did not operate for most of 2008, we sold most of the sugarcane we grow there in the local markets.  In 2009, we plan to use this sugarcane, along with newly planted sugarcane on leased lands and sugarcane purchased from third parties as the principal feedstock for the Canitar plant. Similarly, we use our grown sugarcane along with purchased sugarcane as the principal feedstock for the Santa Anita facility. As much as possible, we will attempt to secure the bulk of our sugarcane feedstock needs from our own lands or from third parties before the harvest actually begins. We do not currently engage in hedging activities relating to sugarcane prices, although we may do so in the future.

Bio-Diesel Pricing and Feedstock

We began biodiesel production in October 2007.  We signed various contracts to sell all of our anticipated 2008 biodiesel production to Petrobras at a fixed price and we intend to do the same in 2009 through the biodiesel auctions promoted by ANP (National Petroleum Agency)   If feedstock prices increase, we could experience reduced profitability. We are able to use many different types of vegetable and animal fats as feedstock for our biodiesel production and we intend to alter this mix continuously to minimize production costs. There is no guarantee that we will be successful in accomplishing this goal. Also, in order to qualify for reduced tax rates and to comply with the terms of the Petrobras contract, we are required to secure a certain percentage of our biodiesel feedstock from family-owned farms in Brazil. We do not currently engage in hedging activities related to our biodiesel production, although we may do so in the future.

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

The demand for biodiesel in Brazil is related to Brazilian Federal mandates to mix a minimum of 2% biodiesel into every liter of diesel fuel sold in Brazil by January 17, 2008.  Most diesel vehicles can run on biodiesel without any special modifications.  On March 14, 2008, the CNPE (Conselho Nacional de Política Energética) of Brazil increased the minimum percent participation to 3% effective July 1, 2008.  The CNPE has additionally approved a 4% mandate that will be effective commencing July 1st, 2009.The law calls for a 5% blending requirement by 2013.

Expansion

We are planning to expand our ethanol production capacity at our Canitar and Santa Anita plants by up to an aggregate of 300 million liters.  During 2008, we completed construction work at our Canitar facility which added 100 million liters to our production capacity.  We plan to increase Santa Anita’s capacity by another 70 million liters, depending on timing and availability of financing.  In 2008, we completed an automation upgrade and capacity increase at our Bahia biodiesel plant which allowed the plant to operate 24 hours per day with very little increase in employee headcount. The timing of completion of such expansions and the terms of any consequent financing may have a material effect on our results of operations.  Our ability to continue to expand our business successfully through expansions depends on many factors, including our ability to access capital markets or local bank markets at an acceptable cost and negotiate favorable transaction terms. Access to capital has been much more limited since the second half of 2008 for many growing companies due to the problems with the world capital markets.  Even if we are able to obtain the necessary financing to make these expansions, we could financially overextend ourselves, especially if an expansion is followed by a period of lower than projected biofuel prices. Under these circumstances, we may not have sufficient liquidity to complete all of these planned expansions.

Off-Balance Sheet Arrangements

We signed various agreements during 2008 with Petrobras to sell biodiesel at a fixed price of R$2.13 per liter ($1.25 based on the average exchange rate for the first half of 2008) in the first half of 2008, R$3.13 per liter ($1.88 based on the average exchange rate during the third quarter of 2008) in the third quarter of 2008 and R$2.67 per liter ($1.16 based on the average exchange rate during the fourth quarter of 2008) in the fourth quarter of 2008 (the initial auction was  for a six month supply, but this was adjusted in mid-2008 to quarterly contracts). Subsequently, we entered into additional contract to sell up to 12 million liters of biodiesel in the first quarter of 2009 to Petrobrás providing for an aggregate sales price of R$32.64 million ($14.0 million based on the exchange rate during the first quarter of 2009)..

In addition, the Company has various commitments to lease land, buy sugarcane from third parties, buy feedstock from oil producers, lease vehicles, lease office space and supply ethanol and biodiesel to customers.  These contracts and commitments range in term from short term to multi-year commitments and are all based upon customary commercial terms.

Liquidity and Capital Resources

Overview and Outlook

The following table sets forth selected information concerning our financial condition as of December 31, 2008:

	(In Thousands)
	Dec. 31, 2008	Dec. 31, 2007
Cash and cash equivalents	$2,628	$34,789
Working capital	(9,854)	(4,130)
Total debt	113,760	108,288
Current ratio	0.8	0.9

In June 2008, we issued and sold (a) Senior Secured 12.5% Notes due 2013 in the aggregate principal amount of $37.5 million (the “2008 Notes”), (b) an aggregate of  4,615,385 Ordinary Shares, (c) five year warrants to purchase an aggregate of 460,228 Ordinary Shares at $7.48 per share (the “Series A Warrants”), (d) five year warrants to purchase an aggregate of 488,658 Ordinary Shares at $8.13 per share (the “Series B Warrants”) and (e) five year warrants to purchase an aggregate of 1,120,023 Ordinary Shares at $9.75 per share (the “Series C Warrants” and collectively with the Series A Warrants and the Series B Warrants, the “2008 Warrants”).  The aggregate purchase price we received for the sale of such securities was $67.5 million.

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

In June, 2009, the Company consummated the following transactions (the “2009 Restructuring”):

The Company entered into and consummated an agreement with the holders of the convertible notes issued in April and June, 2007, providing for the exchange of their notes for Preference Shares of the Company issued at $1,000 per share, valuing the exchanged notes at the principal amount thereof together with accrued and unpaid interest thereon.  The exchange agreement further provides for the exchange of the warrants issued in April and June 2007 and held by the holders of such convertible notes for Ordinary Shares of the Company, at an exchange ratio of 0.76 Ordinary shares per warrant.  The Preference Shares accrue a right to receive dividends at a rate equal to three-month LIBOR plus 350 basis points quarterly in arrears commencing on July 1, 2010 (however, no dividends may be paid so long as the notes issued in the 2008 financings prohibit such payment) and have a liquidation preference equal to their issue price together with accrued but unpaid dividends.

The Preference Shares in turn are exchangeable into Ordinary Shares of the Company at a ratio valuing each Preference Share at its liquidation preference amount and each Ordinary Share at $1.50 in the following circumstances: (a) automatically, in the event that the Company receives cash equity contributions of at least $10 Million within one year following the date of the exchange; (b) at the election of the Company, if the weighted average price of the Ordinary Shares has equaled or exceeded 150% of $1.50 over 20 or more consecutive trading days; and (c) at the election of the Preference Shareholder.  In the event that cash equity contributions aggregating at least $10 Million within one year following the date of the exchange are not obtained, the holders of the Preference Shares obtain the right to elect the majority of the directors of the Company (but otherwise, such holders do not have the right to elect directors), and if such right to elect directors is exercised by the holders of the Preference Shares, the shareholders who hold the senior notes issued in June, 2008 will obtain the right to elect two of the directors of the Company.

Further, the Company entered into an agreement with the holders of the 2008 Notes issued in June, 2008, which is conditioned upon entering into and performance of the exchange agreement described above and further conditioned upon the entering into by Thomas Cauchois and Alicia Noyola of a lockup agreement covering the Ordinary Shares held by them as of the effective date of the agreement for a period of one year.  Such agreement provides, among other things, for the amendment of the 2008 Notes and the purchase agreement pursuant to which they were issued so as to (a) adjust the financial ratios required thereby to be maintained by the Company, (b) permit the Company to pay interest in kind on such notes for periods extending through September 30, 2010, and to provide that notes issued for payment in kind during such extended periods bear interest at a rate of 15.5%, (c) prohibit the payment of dividends on the Preference Shares, (d) grant  the holders of the 2008 Notes the right to designate two observers to the Company’s board of directors and the right to elect two directors as described above and (e) requires the Company to pay a consent fee equal to 3% of the outstanding principal and accrued interest on each 2008 Note, such fee to be paid by issuing a note in the same form as the 2008 Note, as amended, in the principal amount of the fee.

The Company has offered to the holders of the warrants issued in connection with the April and June, 2007 financing transactions (except the holders of such warrants who were also holders of the convertible notes issued in such transactions, which warrants and notes were exchanged pursuant to the exchange agreement described above), the right to exchange their warrants for Ordinary Shares of the Company at the rate of 0.76 Ordinary Shares per warrant until July 10, 2009, which is the same exchange rate as was offered to the holders of the convertible notes.

Liquidity Position

We anticipate that we will be dependent on the capital markets to satisfy existing anticipated working capital needs, debt service obligations, capital expenditure and other anticipated cash requirements in the near future.  Our ability to service our indebtedness and raise additional capital will depend on our future performance, which will be affected by prevailing economic conditions and financial, business and other factors. Our current intention is to repay our short-term and long-term debt obligations when they come due in part from cash flows from operations with the remainder from the refinancing of such obligations. There is no assurance, however, that refinancings of indebtedness can be achieved on a timely basis or on satisfactory terms, if at all, or would be permitted by the terms of our existing indebtedness.  To the extent that these uncertainties raise substantial doubt about our ability to continue as a going concern and to realize our assets and satisfy our liabilities in the normal course of business, Management has taken a number of steps to mitigate these concerns by looking for external capital, managing our cash situation and attempting to improve profitability.

Management has taken these steps and it believes they will be sufficient to provide the Company with the ability to continue its operations, although there can be no assurances.  The pre-requisite to external financing was the 2009 Restructuring described above wherein, on June 11, 2009 the Company: (1) entered into an agreement with the holders of its convertible notes providing for the exchange of their notes for Preference Shares and ultimately Ordinary Shares upon certain triggering events and an exchange warrants held by them into Ordinary Shares of the Company, (2) entered into an agreement with the holders of its 2008 Notes, subject to certain conditions, providing, among other things, for an adjustment of certain financial ratios required to be maintained by the Company and to permit the Company to pay interest in kind on such notes through September 30, 2010; and (3) the Company has also offered holders of warrants issued in 2007 (other than the Convertible Note holders mentioned above) the right to exchange their warrants for common stock of the Company on the same terms as those of the Convertible Note holders.  The 2009 Restructuring is more fully described above in Item 4.A “Recent Placement of Securities”.

The second step, contingent on the first step is to seek additional sources of financing, among which are as follows:

•
The Company has engaged an investment bank in Brazil to raise a local debt financing called a CCB.  The intent of this financing will be to refinance all the outstanding local liabilities, including remaining vendor liabilities, plus provide additional working capital.  This would be collateralized with contracts to supply ethanol.

•	The company has asked its’ principal local bank for a new line of credit which is under credit review.

•	The company has been approved for an increase in its’ working capital line with Banco Nordeste do Brasil. This is a working capital line collateralized with real guarantees.

•	The company has been approved for a long-term line with Banco Nordeste do Brasil, subject to providing certain real guarantees, which it is negotiating now.

•
The Company has signed an initial letter of intent with a Canadian company to do a combination merger and capital raise in the Canadian stock markets.  The Company is currently in the underwriter selection process, and expects that a transaction might be consummated by the end of Q3 2009.

The international financial crisis caused many banks and financial institutions in Brazil and elsewhere to drastically reduce the flow of funding into emerging companies such as Comanche.  Recent improvements in the tone of capital markets worldwide, lead the Company to believe that the financing environment is substantially better today for raising capital.  The Company continues to explore local and international options for additional capital and believes that a number of the options described above will be successful.

However, significant assumptions and risks apply to the above discussion, including, among other things, that we will continue to be successful in implementing our business strategy and that there will be no material adverse developments in our business, liquidity or capital requirements. See Item 3.D “Risk Factors”.

Sources of Liquidity

In 2006 and the first quarter of 2007, our principal sources of liquidity were equity investments by our founders and advances made by our founders and affiliated companies controlled by our founders.  From the second quarter of 2007 through 2008, our principal sources of liquidity were funds received in various private placement transactions.

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

In June 2008, we completed the private placement and restructuring transactions described earlier.

Uses of Liquidity

Our principal uses of liquidity are acquisitions, capital expenditures and payments related to our outstanding debt.

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

All of the intangible assets related to these acquisitions were written off in 2008.

Capital expenditures.   Approximately $46.8 million of the purchase price of our 2007 acquisitions (out of a total purchase price of $63.6 million, including closing costs) was allocated to capital items in the second quarter of 2007.  We incurred additional capital expenditures of approximately $23.2 million for the remainder of the year.  In 2008 capital expenditures totaled $77.1 million, of which $53.4 million related to the Canitar construction.  We expect to incur substantial capital expenditures in 2009 related to the upgrades of the Santa Anita plant and related to planting of feedstock for Canitar, Santa Anita and Bahia.  During 2009 and 2010, subject to financing availability, we expect to incur an additional $160 million in capital expenditures, if all of the planned expansions are concluded.  We expect to fund these capital expenditures through capital restructurings and through additional sales of securities and additional borrowings. Our ability to continue to expand our business successfully through expansions depends on many factors, including our ability to access capital markets or local bank markets at an acceptable cost and negotiate favorable transaction terms. Access to capital has been much more limited since mid 2008 for many growing companies due to the problems with the U.S. capital markets.  Even if we are able to obtain the necessary financing to make these expansions, we could financially overextend ourselves, especially if an expansion is followed by a period of lower than projected biofuel prices. Under these circumstances, we may not have sufficient liquidity to complete all of these planned expansions.

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

Environmental Matters

We are subject to various Brazilian federal, state and local environmental protection and health and safety laws and regulations governing, among other things:  land use, the generation, storage, handling, use and transportation of hazardous materials; the emission and discharge of hazardous materials into the ground, air or water; and the health and safety of our employees. We are also required to obtain permits from Brazilian Governmental authorities for certain aspects of our operations. These laws and regulations and permits can delay our operations and can often require us to purchase and install expensive pollution control equipment or to make operational changes to limit impacts or potential impacts on the environment and/or health of our employees and violation of these laws and regulations or permit conditions can result in substantial fines, criminal sanctions, revocations of operating permits and/or shutdowns of our facilities. In addition we are required to produce outputs within certain tolerances of purity and chemical composition. Violations of those parameters could cause us to install additional equipment for quality control or risk losing certain licenses. We have made and expect to make substantial capital expenditures on an ongoing basis to continue to ensure our compliance with environmental laws and regulations and permit requirements.

Enforcement of environmental law is carried out by inspections of licensed facilities. Labor unions, which cover both field and industrial workers, often serve as non-governmental reporters of environmental law violations. Aberrations from norms are recorded, and fines are levied, with significant penalties in the event remedial measures are not timely taken. A record of unmitigated violations puts at risk the renewal of operating licenses by the operator originally obtaining the license. Regulators favor the acquisition of environmentally troubled projects by entities with the capacity and commitment to improve conditions, and allowances are regularly made by CETESB so that compliance can be reached on an economically viable timetable.  In 1998, the Brazilian Government enacted an environmental crimes law that imposes administrative and criminal penalties on corporations and individuals committing environmental violations. Individuals (including corporate officers and directors) may be imprisoned for up to five years for environmental crimes. In the civil sphere, penalties against corporations include fines, community service and certain other restrictions, including the cancellation of credit lines with official entities. At the administrative level, corporations found to be violating environmental laws can be fined in significant amounts, have their operations suspended, be barred from entering into certain types of Brazilian Government contracts, be required to repair or indemnify any environmental damages they cause and be required to forfeit tax benefits and incentives. In issuing environmental licenses, the governmental authorities establish conditions, restrictions and inspection measures applicable to the project, according to environmental laws and administrative regulations, including pollution control and environmental management requirements. We are not aware of any pending environmental regulatory issues, other than the ongoing application and approval processes with CETESB and DAIA in connection with licenses for Canitar and Santa Anita discussed above, which we expect will be resolved successfully, and accordingly have not accrued any amounts for environmental fines or contingencies on our balance sheet as of December 31, 2008.

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

Item 5F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2008.

	Payment due by period
	Total	less than 1 year	1-3 years	3-5 years	after 5 years
	(US$ in thousands )
Operating Lease Obligations	9,356	2,620	3,714	2,318	704
Capital Lease Obligations	4,131	1,115	2,411	605	-
Sugarcane and Biodiesel Feedstock Purchase Commitments	61,558	17,681	32,349	11,000	528
Other Long Term Liabilities	97,033			97,033
Total obligation and commitments	172,078	21,416	38,474	110,956	1,232

Item 6.	Directors, Senior Management and Employees

6. A.	Directors and Senior Management

We are led by senior management with many years of experience in the sugar and ethanol industries and ten years investing in businesses in South America. Unlike our domestic competitors, comprised mostly of family-owned-and-managed businesses, our strong management team has developed extensive technical know-how in sugarcane cultivation through professional experiences and resources.

We have a board and management team with experience in the industrial operations of producing biofuels, the agriculture of biofuels, and substantial transactional experience in Brazil, finance, marketing, regulatory, legal and accounting.

The Board of the Company serves for an indefinite term, unless the shareholders determine otherwise.  The Officers serve a term of office at the discretion of the Board.

Our officers and directors as of June 25, 2009 are as follows:

Name and address	Position	Functional Area	Service in Function Since

Thomas Cauchois 18 Brookside Park Greenwich, CT 06831	Chairman	Strategy, Investor Relations, Financial	February, 2007

Alicia Návar Noyola 203 Belgrave Ave. San Francisco, CA 94117	Vice Chairman and Secretary	Strategy, Legal, Regulatory	February, 2007

Mark S. Abrams Rua Antero Barbosa, 147 Alto de Pinheiros São Paulo, SP 05446-020	Director	Director, Compensation and Audit Committees	December, 2008

Wagner Duduch Rua João Moura, 945 apto 112 Pinheiros São Paulo, SP 05412-002	Director	Director, Audit Committee	December, 2008

Farrer Jonathan Paul Lascelles Pallin Rua Dona Mara, 154 Vila de São Fernando Cotia, SP 06706-901	Director	Director, Chair of Audit Committee	May, 2009

Charles Frewen Av Jandira 185 Moema São Paulo, SP 04080-000	Director	Director	June, 2009

Jose Augusto Bertoncini Gonçalez Rua Auguste Rodin, 118 Residencial Renascence Assis, SP 19800-000	Vice President and Chief Operating Officer	Operations	May 2009*

Aser Gonçalves Junior Rua Fábia, 800 apto 11ª Vila Romana São Paulo, SP 05051-030	Vice President and Chief Financial Officer	Finance and Accounting	May, 2009*

Peter Laudano 81 Old Stagecoach Rd. Redding, CT 06896	Vice President, Finance and Investor Relation	Finance, Accounting and Investor Relations	April, 2007

Elaine Leme Cardoso Rua Nossa SRA. do Bom Consflho, 320 Apt 82 CEP 05763-470 São Paulo, Brazil	Vice President-Administration-Brazil	Administration	April, 2007

*Prior to this date Mr. Gonçalez held his principal functional position at subsidiaries of the Company since March 2008 and Mr. Gonçalves held his principal functional position at subsidiaries of the Company since November 2008, but they were only appointed as officers of the Company in May 2009.

Thomas Cauchois, Chairman, 56.   Mr. Cauchois is a founder of FondElec Capital Investors (“FondElecCI”) and has spent 12 years investing in global emerging markets and twenty-two years in the global advisory and finance areas. FondElecCI is an emerging markets private equity investment firm. Affiliates of FondElecCI were early participants in investing in privatizations from Russia to Latin America and successfully exiting, and managing about $150 million in direct investment capital from a wide variety of institutions, corporations and governmental entities. Mr. Cauchois was on the Board of Cia Força e Luz Cataguazes-Leopoldina in Brazil. Prior to founding affiliates of FondElecCI, Mr. Cauchois was a Managing Director at Drexel Burnham Lambert. Mr. Cauchois has an S.M. from the Sloan School of Management at the Massachusetts Institute of Technology and an A.B. from the University of California at Berkeley.

Alicia Návar Noyola, Vice Chairman and Secretary, 59.   Mrs. Noyola's career has been centered on complex asset finance, including the energy and infrastructure sectors, working both in the U.S. and throughout Latin America. Prior to founding FondElecCI and having a management role with its affiliates, she was Vice President for Latin America Development for Calpine Corporation, an affiliate of Electrowatt Ltd., a Swiss multi-national, and earlier was a partner in the law firms of Thelen, Marrin, Johnson & Bridges and Lillick and Charles. Mrs. Noyola received her J.D. from Hastings College of the University of California, and a B.A. degree in architecture from the University of California, Berkeley.

Mark Abrams, Director, 55.  Mr. Abrams’ thirty year investment banking career includes his responsibilities as Deutsche Bank’s Head of Brazil Investment Banking (1999 – 2001), Head of Brazil Corporate Finance for Bankers Trust (1990 – 1999), executive positions at Bear Stearns (1988-1990) and BankBoston where he began his career in the areas of Latin American Management Reporting and the Comptrollers Office. In 2001 Mr. Abrams formed the investment banking boutique, Integritas Partners, which merged with Stratus Investimentos, a Brazilian venture capital and advisory group in 2005. Currently Mr. Abrams is a senior advisor to Stratus and Sr. VP for International Development for Boys Hope Girls Hope, a St. Louis based NGO that assists academically capable and motivated children-in-need in the US and Latin America. Mr. Abrams is a resident of Brazil. Mr. Abrams earned his MBA, with Honors, from the Garvin School of Management – Thunderbird in 1976 and a BA in Economics from the University of Connecticut in 1975.

Wagner Duduch, Director, 38. Mr. Duduch has 12 years of experience in the financial sector in the areas of Corporate Finance, M&A (Mergers and Acquisitions), Strategic Consulting, Venture Capital/Private Equity and Treasury, acquired in leading financial institutions in the segment. Former Director of Stratus Investimentos, a Brazilian Private Equity firm, being responsible for investment selection, portfolio management, fundraising, and investor relations for the fund focused in Cleantech. Prior to this, Mr. Duduch was Project Manager at Rabobank International Brasil, responsible for the prospecting and management of M&A and consulting projects, company restructuring, debt structuring and intermediation/negotiations processes.

Education: Master degree in Financial Markets from FEA-USP (São Paulo) and BS in Industrial Engineering from Universidade Federal de São Carlos (São Paulo).

Farrer Jonathan Paul Lascelles Pallin, Director, 64.  Mr. Pallin is a British chartered accountant, a Brazilian registered accountant and holds an MBA from the Cranfield Institute of Technology in England. In 2004 he retired from PricewaterhouseCoopers (“PwC”) where he had been a partner in Brazil since 1977. Since then he has been a director of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, where he set up and chaired the audit committee, and chairman of the fiscal councils of Arcelor Brasil S.A. and Companhia Siderúrgica de Tubarão. He is currently chairman of the advisory council of the Hospital Samaritano.  At PwC Mr. Pallin worked initially in the audit and then the management consultancy department; as the partner responsible for corporate finance and management consultancy he had also been a member of the Brazilian management team. From 1999 onwards as the partner responsible for operations (“COO”) in South America, with responsibilities that included finance, infrastructure, technology and risk management, he was also a member of the South American leadership team. Throughout his career he has been deeply involved in advising multinational and national clients, in both private and public sectors, on M&A and corporate structuring, including various privatization programs. From 1991 to 2005 Mr. Pallin was also a director of the Hospital Samaritano, where he was chairman from 1995 to 1999. From 1992 to 1994 he was chairman of the British Chamber of Commerce & Industry in Brazil and the Council of European Chambers of Commerce in São Paulo.

Charles Frewen, Director, 50.  Mr. Frewen has thirty years of experience in the capital and financial markets and as an entrepreneur and developer of companies in Brazil, the United Kingdom and the US.  He has lived in Brazil since 1986.  Mr. Frewen is currently the Chairman of Wood4Life Ltda., a Brazilian company that seeks to preserve large parts of the Amazon through sustainable hardwood development.  He is an acknowledged environmentalist, working on cataloguing the flora and fauna of an important environmental zone in the Cipó Mountains (Serra do Cipó) in conjunction with the British Royal Botanic Gardens at Kew and the University of Sao Paulo. Mr Frewen was also an originator of the Brazil+ Fund, an international fund that funds Brazilian middle market companies.  Mr. Frewen was educated at Eton College in England. He is bi-lingual in English and Portuguese as well as being fluent in French and German.

Jose Augusto Bertoncini Gonçalez , Vice President and Chief Operating Officer, 45.  Mr. Gonçalez has a wide experience in the agricultural business both academically and professionally.  He has an extensive academic background. He holds a degree in Agricultural Engineering  from Faculdade de Agronomia e Zootecnia "Manoel Carlos Gonçalves“ and holds a BA in Business Administration from Faculdades Integradas de Ourinhos. Mr. Gonçalez also holds a MBA in Business Management and a Masters in Comunication from Universidade de Marília.  He worked at  Cooperativa Agrícola Mista of Colônia Riograndense and he worked for 12 years in the franchising business developing management, continuing education and organization plans.  Mr. Gonçalez has also taught classes as a university professor in business administration and human resource organization.

Aser Gonçalves Junior, Vice President and Chief Financial Officer, 37.  Mr. Gonçalves has an extensive experience in the financial area developed in large multinational corporations.  He has worked for 7 years for Pfizer in their operations in Brazil as an accounting manager, a risk assurance manager and Controller. At Pfizer he achieved several goals and delivered excellence on planning, implementing and monitoring projects.  Before that he worked for 5 years at Sideco do Brasil Ltda (Argentinean multinational holding, investing in infrastructure) as a Financial and Administrative Manager and also as a Controller.  Mr. Gonçalves started his career at KMPG where he worked for 5 years.  He holds a Bachelor in Business Administration from the Escola Superior de Administração de Negócios and also a Bachelor in Accounting from the Universidade Paulista.

Peter Laudano, Vice President, Finance and Investor Relations, 52. Mr. Laudano’s entire career has been focused on financial planning and analysis and accounting for complex international businesses. Since 2001, Mr. Laudano has been the CFO of FondElecCI. Mr. Laudano's prior experience includes 4 years at Cendant Corporation, a $20 billion provider of consumer and business services. At Cendant, Mr. Laudano oversaw Financial Planning & Analysis for the $2 Billion Direct Marketing Segment, divested several businesses and assisted with the cleanup of $500 Million of accounting irregularities. Prior to Cendant, Mr. Laudano spent 9 years in various senior level financial positions at NextWave Telecom (a start-up wireless carrier), eunetcom (a joint venture of France Telecom & Deutsche Telekom) and DunsNet (a worldwide communications network for Dun & Bradstreet that Mr. Laudano helped sell to eunetcom). Earlier in his career, Mr. Laudano held various financial positions at Data Switch Corp. and at D&B Computing Services Inc. Mr. Laudano holds an MBA from the University of Michigan and a BA from Tufts University.

Elaine Leme Cardoso, Vice President Administration-Brazil, 44. Ms. Cardoso has been an officer of the Company since May 2007. Since 2001, she has been the Manager of Administration for Octet Brazil Ltda., which is an affiliate of Mr. Cauchois and Mrs. Noyola. She was formerly with World Access Communications as a director of international. Prior to this she had similar positions in administration at Purina Nutrimentos and Philips do Brasil.

We have formed two committees of the Board of Directors.  We created a Compensation Committee in 2007. Mr. Abrams is the sole member of the Compensation Committee and Mr. Sanjay Pai, a person who is not an officer, director or employee of the Company, is an observer of the Board and serves on the Compensation Committee to work with Mr. Abrams.  Our Audit Committee was formed in late 2008 and is now chaired by Mr. Pallin.  Prior to that, the full Board of Directors acted as the audit committee.  Messrs. Abrams and Duduch are also on the Audit Committee.  The Audit Committee commenced its work by reviewing  the Company’s 2008 financial results.

There are no family relationships between or among any of the persons listed above.

On February 6, 2009, the Company’s Board of Directors voted to remove Alexandre Tadeu Kume from his positions as Vice President and General Manager – CEO Brazil and Jose Ricardo Kume from his positions as Vice President – Operations – Brazil and General Manager Biodiesel.  João Pesciotto de Carvalho resigned from his position as Vice President of the Company and as a member of its board and Delmo Vilhena resigned from his position as Director.  The principal responsibilities of Messrs. Alexandre Kume and Jose Kume had already been assumed by the Company’s senior managers, including the Company’s Chief Financial Officer, Aser Gonçalves and the Company’s Chief Operating Officer, Jose Augusto Gonçales.

6.B.         Compensation

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

GAS, an affiliate of Thomas Cauchois and Alicia Noyola, who are each directors of and are respectively, our Chairman and Vice Chairman, performs certain financial, bookkeeping, compliance and assistance with auditing for us at its cost plus 7.5%. In the performance of its services to us in 2008 GAS utilized the services of Thomas Cauchois, Alicia Noyola and Peter Laudano, together with administrative staff. Mr. Laudano is our Vice President, Finance and Investor Relation. During 2008, GAS allocated and accrued for Mr. Cauchois, Ms. Noyola and Mr. Laudano, an aggregate of $1,112,000 (including contributions to a 401(k) plan and insurance premiums but not including payroll taxes) in compensation for services rendered by such persons to us.

During 2008, the Company paid an aggregate of approximately $3,000,000 in salaries and other compensation, including payments to GAS in the form of compensation for the Company’s officers and employees in the U.S., (but not including payroll taxes) to all officers and directors as a group.

We have entered into employment contracts (“Employment Agreements”) with certain key members of our management team, Mr. Thomas Cauchois and Ms. Alicia Noyola.  The Employment Agreements for Mr. Cauchois and Ms. Noyola are in the form of written contracts. The terms of the Employment Agreements call for a base salary and an annual bonus based upon our achievement of certain operating performance goals including profitability, volume of production, and capacity additions in the form of a Management Incentive Plan. The basic terms of each Employment Agreement are for five years, but shall be renewable automatically for one-year periods after expiration of the initial five year term, up to a maximum of five years in total, unless either party gives notice of non-renewal to the other at least sixty 60 days prior to the beginning of the applicable one-year period.

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

Pursuant to the terms of a Management Incentive Plan, which was adopted by our Compensation Committee, identified officers will receive an annual performance-based bonus for each fiscal year within the employment period set forth in their Employment Agreements. Bonuses for fiscal year 2007 were set at 110% of each recipient’s base salary for the year. Bonuses for fiscal year 2008 were based on the Company’s achievement of four distinct targets.    Bonuses after 2008 will be at the discretion of the Compensation Committee, but shall generally be based upon an EBITDA target for each year (60% weight) and other production and feedstock targets for such year (40% weight).  Such bonuses will range from 60% of base salary to 150% of base salary, in the event of achievement of 80% to 120% or more of the applicable fiscal year’s bonus target, in a linear relationship, times the weighting for the target.  In the event that the achievement is less than 80% of the target, the portion of the bonus applicable to that target is zero and to the extent that the achievement is greater than 120% of the target, the portion of the bonus applicable to that target is a maximum of 150% of base salary. In the event of the officer’s termination with good reason, disability or termination by the Company without cause, or retirement on or after attaining age 65, the officer will be entitled to a pro-rata annual bonus equal to the full amount payable under the annual bonus for the applicable fiscal year, as determined by the Compensation Committee as of the end of such fiscal year, multiplied by a fraction the numerator of which is equal to the number of full months worked during the year and the denominator of which is 12.   In the event the officer is terminated for cause, or resigns without good reason or dies, he or she will forfeit his or her annual bonus for that year.  Bonuses for fiscal year 2007 were determined at the discretion of the Committee.

Pursuant to the terms of an Equity Incentive Plan which is designed to be a flexible stock incentive plan to be adopted by our Compensation Committee, each executive officer or employee may receive grants of incentive stock options with respect to Ordinary Shares of the Company, stock appreciation rights ("SARS"), restricted stock units, non-qualified stock options and other forms of equity or synthetic equity. Options shall have an exercise price equal to the fair market value of the Company’s Ordinary Shares on the grant date, a term of 5 years and shall vest on a schedule to be determined by the Board. The first such options were granted at the end of 2007 with vesting of 20% immediately, and 40% at the end of each of the two succeeding years. In the event of the officer’s death, disability, retirement, termination for good reason, termination without cause or a change in control, all unvested options shall be immediately vested. All unvested options shall be forfeited in full upon the officer’s termination for cause or termination other than for good reason. SARS entitle recipients to share in the appreciation, if any, of the Company's Ordinary Shares above the initial value set forth in the governing stock appreciation rights agreement. The SARS shall vest on a schedule to be determined by the Board.  Grants of stock appreciation rights are measured by the growth in the value of the Ordinary Shares of underlying the incentive stock options (with a tax “gross-up” for applicable taxes due upon exercise of the incentive stock options and the SARs).  50,000 actual and 75,000 contingent options were granted in 2008 at an exercise price of $6.00 per share exercisable in five years.

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

All officers and other employees shall be eligible to participate in our various pension and welfare benefit plans in accordance with their terms. Such benefits will include a 401(k) plan, group term life insurance, a medical, dental, prescription drug, long-term disability, short-term disability, accidental death and dismemberment and travel accident insurance. During 2008, the Company did not operate any pension or retirement plans, therefore no amounts were set aside or accrued, or were required, for such plans or similar benefits.

Compensation of Directors

Each member of our Board of Directors who is not an employee of the Company (a “non-employee director”) receives compensation for serving on the Board of Directors.  Non-employee directors may also receive additional compensation for special efforts undertaken by such non-employee director and such additional compensation may not be equal among the individual non-employee directors. Board members will be reimbursed for reasonable travel expenses associated with attending any meetings of the Board of Directors or committees of the Board of Directors.

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

Our Board of Directors has formed certain Committees including Compensation and Audit.  If we proceed with a listing of our Ordinary Shares on Nasdaq, each member of the Compensation, Audit, and to be formed Nominating and Governance Committees will be determined by the Board of the Directors to be “independent” within the meaning of Nasdaq Rule 4200(a)(15) and, in addition, each member of the Audit Committee will be “independent” and possess adequate financial skills within the meaning of applicable rules and regulations of the Securities and Exchange Commission regarding the independence of audit committee members.

Compensation Committee.  The Compensation Committee, formed in 2007 with three members, is charged with recommending to the Board of Directors the compensation for our executives and administering our flexible stock incentive plan and benefit plans.  Currently, the Compensation Committee consists only of Mr. Abrams. However, Mr. Sanjay Pai, consults with Mr. Abrams as a Compensation Committee  Observer.

Audit Committee.    The Audit Committee was formed in 2008 with three members.  It is charged with, among other things, the appointment of independent auditors of the Company, as well as discussing and reviewing with the independent auditors the scope of the annual audit and results thereof, pre-approving the engagement of the independent auditors for all audit-related services and permissible non-audit related services, and reviewing and approving all related-party transactions. The Audit Committee will also review documents we file with the SEC.  The Audit Committee consists of Mr. Pallin as chairman and Messrs. Abrams and Duduch.

Nominating and Governance Committee.  The Nominating and Governance Committee will be charged with assisting the Board of Directors in its selection of individuals as nominees for election to the Board of Directors at annual meetings of our Shareholders and to fill any vacancies or newly created directorships on our Board of Directors. The Board has yet to form these committees.

6.D.         Employees

Employees

As of June 25, 2009, there were 1,635 full time employees in the industrial, agricultural and administration areas and currently up to 223 further temporary workers are retained seasonally through third parties during the harvest.  Four employees were in the U.S. and the balance in Brazil. Expansion of the facilities will require employing additional staff, which is roughly linear in the case of agricultural production, but less than linear in the case of industrial and administration functions.

We believe that the existing entities have good relations with our employees and the unions that represent them. Our workers in Brazil are represented by a number of different unions, separated by each unit and Participações.  At Santa Anita, the unions are: Sindicato dos Trabalhadores nas Indústrias Químicas, Farmacêuticas, Materiais Plásticos, Abrasivos, Fibras, Resinas Plásticas, Laminados e Fertilizantes de Itapetininga e Região and the Sindicato dos Trabalhadores Rurais de Tatuí.  At Canitar the unions are: Sindicato dos Trabalhadores nas Indústrias da Fabricação do álcool, químicas e farmacêuticas de Ipaussu e Região; Sindicato dos Trabalhadores Rurais de Chavantes – SP; Sindicato dos Empregados Rurais de Ourinhos e Região; Sindicato dos Trabalhadores em transporte rodoviários e anexos de Ourinhos; Sindicato dos Técnicos de Segurança do Trabalho no Estado de São Paulo.  At Bahia, the union is: Sindicato dos Trabalhadores no Ramo Petroquímico do Estado da Bahia.  At Participações, the union is: Sindicato das Empresas Contábeis e das Empresas de Assessoramento, Perícias, Informações e Pesquisas no Estado de São Paulo.  We have no unions representing employees in the U.S.  We offer our employees, including our executive officers, various benefits, which are provided in accordance with the employee's position in our company. Benefits include medical assistance  and meal vouchers. Our employees are also legally entitled to receive a yearly bonus equal to one-month's salary (known as the “thirteenth'' (monthly) salary in Brazil), 33.3% of one month's salary for vacation, and contributions of 8.0% of their salary into a defined contribution pension fund known as the Guarantee Fund for Time of Service (Fundo de Garantia por Tempo de Serviçio). Members of our Board of Directors are not entitled to these benefits.

Brazilian labor laws and regulations are extensive and complex, and notwithstanding what we consider to be good relations with employees, we are from time to time subject to lawsuits brought by employees. Thus, at present, we are defending a small number of additional compensation claims for which we have made reserves on our financial statements of approximately $229,000.

6.E. Share Ownership

The following table sets forth certain information as of June 11, 2009 regarding the beneficial ownership of our Ordinary Shares by: each of our executive officers, each member of our board of directors and all officers and directors as a group. The number and percentage of our Ordinary Shares beneficially owned by each person is based on 25,474,813 of our Ordinary Shares outstanding as of June 11, 2009 and the Ordinary Shares owned by such person determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 (the “Exchange Act”). The information contained in the table below is not necessarily indicative of beneficial ownership for any other purpose.

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

Name and Address of Shareholder	Number of Shares		Percentage of Shares Beneficially Owned (1)
Thomas Cauchois 18 Brookside Park Greenwich, CT 06831	1,182,412	(2)	4.6%

Alicia Návar Noyola 203 Belgrave Ave. San Francisco, CA 94117	1,182,412	(3)	4.6%

Mark S. Abrams Rua Antero Barbosa, 147 Alto de Pinheiros São Paulo, SP 05446-020	0		0%

Wagner Duduch Rua João Moura, 945 apto 112 Pinheiros São Paulo, SP 05412-002	0		0%

Farrer Jonathan Paul Lascelles Pallin Rua Dona Mara, 154 Vila de São Fernando Cotia, SP 06706-901	0		0%

Charles Frewen Av Jandira 185 Moema São Paulo, SP 04080-000	3,000	(2,3)	0%

All Officers and Directors as a Group (10 persons)	2,364,824	(2,3)	9.3%

(1) Based on 25,474,813 Ordinary Shares outstanding as of June 9, 2009.

(2) Includes an aggregate of 104,750 Ordinary Shares held by 8 persons as to which the holders have given Mr. Cauchois a revocable proxy to vote on all matters on which shareholders of the Company may vote. Mr. Frewen holds 1,500 of these shares.

(3) Includes an aggregate of 104,750 Ordinary Shares held by 8 persons as to which the holders have given Ms. Noyola a revocable proxy to vote on all matters on which shareholders of the Company may vote. Mr. Frewen holds 1,500 of these shares.

Item 7.             Major Shareholders and Related Party Transactions

A.           Major Shareholders

The following is a list of the major shareholders of the Company who beneficially own more than 5% of the Company’s voting securities as of June 7, 2009):

Name and Address of Shareholder	Number of Shares		Percentage of Shares Beneficially Owned (1)
Whitebox Advisors, LLC 3033 Excelsior Blvd. #300 Minneapolis, Minnesota 55416	6,292,785	(2)	21.8%	(3)

Whitebox Hedged High Yield Partners, L.P. 3033 Excelsior Blvd., #300 Minneapolis, MN 55416	4,779,551	(4)	16.7%	(3)

Sandelman Partners, LP 500 Park Ave., 3rd Fl. New York, NY 10022	3,625,075	(5)	14.0%	(3)
Sandelman Partners Multi-Strategy Master Fund, Ltd. 500 Park Ave., 3rd Fl. New York, NY 10022	2,138,794	(6)	8.3%
Sandelman Partners Opportunity Master Fund, Ltd. 500 Park Ave., 3rd Fl. New York, NY 10022	1,486,281	(7)	5.8%

MHR Fund Management LLC and Mark H. Rachevsky, M.D. 40 W. 57th St., 24th Fl. New York, NY 10019	5,827,601	(8)	22.2%
MHR Capital Partners Master Account LP 40 W. 57th St., 24th Fl. New York, NY 10019	1,949,270	(9)	7.6%
MHR Institutional Partners III LP 40 W. 57th St., 24th Fl. New York, NY 10019	3,653,014	(10)	14.1%

Utilico Emerging Markets Limited P.O. Box 208, Epsom KT18 7YF, United Kingdom	3,641,891	(11)	13.5%

Deutsche Bank AG, London 1 Great Winchester St. London EC2N 2DB United Kingdom	2,736,363	(12)	9.8%	(3)

UBS AG, London Branch 1 Finsbury Avenue London EC2M 2PP, UK	2,304,725	(13)	8.8%

Luxor Capital Group, LP 767 Fifth Avenue, 19th Floor New York, NY 10153	2,304,725	(14)	8.8%
Luxor Capital Partners Offshore, Ltd. 767 Fifth Avenue, 19th Floor New York, NY 10153	1,564,696	(15)	6.0%

Stark Offshore Management LLC 3600 South Lake Drive St Francis, WI 53235	2,268,611	(16)	8.6%	(3)
Deephaven Growth Opportunities Subfund Ltd. 3600 South Lake Drive St Francis, WI 53235	1,895,811	(17)	7.2%

Goldman Sachs Group, Inc One New York Plaza, 85 Broad St., 47th Fl. New York, NY 10004	1,781,184	(18)	6.8%
Goldman, Sachs & Company One New York Plaza, 85 Broad St., 47th Fl. New York, NY 10004	1,389,634	(18)	5.3%

(1) Based on 25,474,813 Ordinary Shares outstanding as of June 11, 2009.

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

(5) Includes 393,899 shares issuable upon exercise of warrants. Sandelman Partners, LP is the investment manager of Sandelman Partners Multi-Strategy Master Fund, Ltd. Sandelman Partners GP, LLC is the general partner of Sandelman Partners, LP. Jonathan Sandelman is the managing member of Sandelman Partners GP, LLC. Each of Sandelman Partners, LP, Sandelman Partners, GP, LLC and Jonathan Sandelman disclaims beneficial ownership of the shares registered hereunder, except to the extent of its or his pecuniary interest in such securities.

(6) Includes 232,400 shares issuable upon exercise of warrants.

(7) Includes 161,499 shares issuable upon exercise of warrants.

(8) Includes 819,744 shares issuable upon exercise of warrants. MHR Fund Management LLC, a Delaware limited liability company (“Fund Management”), has an investment management agreement with the general partners of MHR Capital Partners Master Account LP and MHR Capital Partners (100) LP, whose general partner is MHR Advisors LLC (“MHR Advisors”),  and MHR Institutional Partners III LP, whose general partner is MHR Institutional Advisors III LLC (“MHR Institutional Advisors III”) pursuant to which Fund Management has the power to vote or direct the vote and to dispose or to direct the disposition of, the Company’s securities held for the account of MHR Capital Partners Master Account LP, MHR Capital Partners (100) LP and MHR Institutional Partners III LP.  Mark H. Rachesky, M.D. (“Dr. Rachesky”) is the managing member of each of Fund Management, MHR Advisors and MHR Institutional Advisors III.  Each of Fund Management and Dr. Rachesky may be deemed to beneficially own (as determined in accordance with Rule 13d-3 of the Exchange Act) the Company’s securities held for the account of MHR Capital Partners Master Account LP, MHR Capital Partners (100) LP and MHR Institutional Partners III LP.

(9) Includes 287,973 shares issuable upon exercise of warrants. MHR Advisors is the general partner of MHR Capital Partners Master Account LP and may be deemed to beneficially own (as determined in accordance with Rule 13d-3 of the Exchange Act) the Company’s securities held for the account of MHR Capital Partners Master Account LP.

(10) Includes 498,487 shares issuable upon exercise of warrants.  MHR Institutional Advisors III is the general partner of MHR Institutional Partners III LP and may be deemed to beneficially own (as determined in accordance with Rule 13d-3 of the Exchange Act) the securities of the Company held for the account of MHR Institutional Partners III LP.

(11) Includes 440,778 shares issuable upon conversion of a convertible note of the Company and 1,091,246 shares issuable upon exercise of warrants.

(12) Includes 1,454,545 shares issuable upon conversion of a convertible note of the Company and 881,818 shares issuable upon exercise of warrants. The Board of Directors of Deutche Bank AG has voting control and investment discretion over securities held by Deutsche Bank AG.

(13)   Includes an aggregate of 766,263 shares issuable upon exercise of warrants.

(14) Luxor Capital Group, LP is the Investment Manager of the following entities and may be deemed to beneficially own all of the shares beneficially owned by each the following entities: Luxor Capital Group, Partners – 495,214 shares; Luxor Capital Partners Ofshore, Ltd. – 964,401 shares; LCG Select LLC – 130,448 shares; LCG Select Offshore, Ltd. – 600,295 shares; Luxor Spectrum LLC – 4,755 shares; Luxor Spectrum Offshore, Ltd. – 32,709 shares; and Atlas Master Fund, Ltd – 76,903 shares. Included among the foregoing shares are an aggregate of 766,263 shares issuable to the foregoing entities upon exercise of warrants. The general partner of Luxor Capital Group, LP is Luxor Management, LLC. Christian Leone owns 99% of each of Luxor Management, LLC and Luxor Capital Group, LP and may be deemed to beneficially own all of the shares of the Company beneficially owned by Luxor Capital Group, LP.

(15)  Includes 520,219 shares issuable upon exercise of warrants.

(16)  Includes shares beneficially owned by Deephaven Distressed Opportunities Trading Ltd.  and Deephaven Growth Opportunities Subfund Trading Ltd.  Michael A. Roth and Brian J. Stark are the managing members of Stark Offshore Management LLC, which is the manager of Specialty Fund Management Services LLC, which is the investment manager of Deephaven Distressed Opportunities Trading Ltd. and Deephaven Growth Opportunities Subfund Trading Ltd.  As such, Messrs. Roth and Stark have voting and investment control over securities owned by Deephaven Distressed Opportunities Trading Ltd.  and Deephaven Growth Opportunities Subfund Trading Ltd. , but Messrs. Roth and Stark disclaim beneficial ownership of such securities.

(17) Includes 371,879 shares issuable upon conversion of convertible notes of the Company and 474,327 shares issuable upon exercise of warrants. Michael A. Roth and Brian J. Stark are the managing members of Stark Offshore Management LLC, which is the manager of Specialty Fund Management Services LLC, which is the investment manager of Deephaven Distressed Opportunities Trading Ltd. and Deephaven Growth Opportunities Subfund Trading Ltd.  As such, Messrs. Roth and Stark have voting and investment control over securities owned by Deephaven Distressed Opportunities Trading Ltd.  and Deephaven Growth Opportunities Subfund Trading Ltd. , but Messrs. Roth and Stark disclaim beneficial ownership of such securities.

(18)  Includes 68,750 shares beneficially owned by Goldman Sachs International and 322,800 shares beneficially owned by Goldman Sachs Credit Partners LP. Goldman Sachs Group, Inc. owns all of the equity interests of both Goldman, Sachs & Company and Goldman Sachs International and Goldman, Sachs Group, Inc. is the general partner of Goldman Sachs Credit Partners LP. and thus may be deemed to beneficially all of the shares beneficially owned by such entities. The voting and dispositive power with respect to the securities owned by Goldman Sachs Group, Inc. is exercised by its Board of Directors.

None of our shareholders have different voting rights from other shareholders.

To our knowledge, as of December 31, 2008 a total of 7,316,857 or 28.7% of our outstanding Ordinary Shares as of such date were beneficially owned by United States residents, and there were 30 record holders of our Ordinary Shares resident in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

7.B.         Related Party Transactions

On June 8, 2006, Comanche Corporation was incorporated in the Cayman Islands and each of our founders, Thomas Cauchois and Alicia Noyola, were issued one ordinary share of Comanche Corporation. On April 2, 2007 we acquired such two ordinary shares (which shares constituted all of the outstanding shares of Comanche Corporation) from Thomas Cauchois and Alicia Noyola in exchange for the issuance to each of Mr. Cauchois and Ms. Noyola of 1,145,408 of our Ordinary Shares. As a result of such exchange, Comanche Corporation became our wholly owned subsidiary. At the time of the exchange and as of the date of this Report, Comanche Corporation was and is the sole member of Comanche LLC, which is a holding company for Participaçoes which is in turn a holding company for certain Brazilian companies through which we conduct our operations. Information concerning such companies is discussed below.

Prior to its acquisition by Comanche LLC, Participaçoes was owned by Palatum Investments, LLC (“Palatum”), a company owned by Thomas Cauchois and Alicia Noyola.  On July 10, 2006 Palatum transferred ownership of Participaçoes to Comanche LLC for a Note Payable in the principal amount of $781,000, which is the amount that Palatum had invested in Participaçoes.  This note bears interest at an annual rate of 9% and is repayable on demand.  Mr. Cauchois and Ms. Noyola each directly or indirectly own 50% of the voting interests in Palatum, Octet Brazil Inc. and Citlali LLC and 33.3% of the voting interests in Greenwich Administrative Services LLC (“GAS”).  As of year-end 2008, the Company owed an aggregate of $1,376,492 to such companies, including the transaction mentioned above, all of which indebtedness is repayable upon demand and accrues interest at rates ranging of 6% or 9% per annum.

In April 2007 our indirect subsidiary, Comanche Biocombustiveis de Canitar Ltda., acquired certain of the assets of Ouro Verde Participações  S/A relating to our Canitar facility, including buildings, land, environmental license and some used sugarcane processing equipment. Jose Ricardo Kume, our former Vice President-Operations-Brazil and General Manager Biodiesel, and Alexandre Tadeu Kume, our former Vice President and General Manager-CEO Brazil were  the principal shareholders of Ouro Verde Participações S/A.  The purchase price for the assets after purchase price adjustments and closing costs was approximately $7.1 million. The purchase price includes cash paid, the issuance to the seller of 165,049 of our Ordinary Shares, receivables forgiven and liabilities assumed.

In April 2007 we issued 844,660 of our Ordinary Shares to Castanhera Acquisition Company, LLC, a limited liability company of which 40% of the voting interests are owned by each of Alexandre Tadeu Kume and Jose Ricardo Kume, in consideration of consulting services rendered to us in connection with the acquisitions of Bahia and Santa Anita.

During 2008, the Company rented or leased to purchase various pieces of transportation equipment from Messrs. Alexandre Kume and Jose Ricardo Kume. These transactions were negotiated at arm's length and the terms of these arrangements were based upon market prices of similar transactions.   The aggregate amount of such payments to Messrs. Kume or on their behalf during 2008 was approximately $226,000.  In addition, the Company   negotiated for the purchase of a neutral alcohol column from a company affiliated with the Messrs. Kume and Mr. Vilhena, and made a payment of approximately $625,000 in anticipation of the transaction.  Please see Item 8 A7 for a further discussion of this matter.

In connection with the acquisition of Ouro Verde S.A., its shareholders, including Messrs. Alexandre Kume, Jose Kume and Vilhena, warranted that the acquired entity had no tax liabilities other than certain liabilities described in the relevant acquisition agreement, and the Company undertook to satisfy such liabilities (the "Undertaken Liabilities") in the amount of approximately $672 thousand.  During 2008 and 2007, the Company made payment of approximately $384 thousand of those liabilities, there are another $326 thousand of pending administrative liabilities and approximately $329 thousand of other unrelated liabilities.  The Company has reserved for the probable liabilities in its financial statements and considers the rest to be possible liabilities which are not accrued in the Company’s financial statements. .

In connection with negotiations to acquire the Canitar facility, Comanche Participações advanced approximately $1,852,000 to the company formerly operating the facility. These funds were used primarily to reduce indebtedness of such company and to enable the company to secure the purchase of 17,946 tons of sugarcane for the 2006 harvest. To fund such advances as well as other operations, during 2006 the Company obtained advances from Thomas Cauchois, and affiliated companies controlled by Thomas Cauchois and Alicia Noyola. The outstanding amounts of such advances as of December 31, 2008 are set forth below. The loans accrue interest at rates of 6% to 9% annually and are repayable on demand.

		Interest Rate
Palatum Investments, LLC	$512,000	9%
Octet Brazil Inc.	$692,000	6%

Greenwich Administrative Services, LLC	$173,000	9%
	$1,377,000

GAS, an affiliate of Thomas Cauchois and Alicia Noyola, who are each directors of and are respectively, our Chairman and Vice Chairman, performs certain financial, bookkeeping, compliance and assistance with auditing for us at its cost plus 7.5%. In the performance of its services to us in 2008 GAS utilized the services of Thomas Cauchois, Alicia Noyola and Peter Laudano, as well as administrative staff. Mr. Laudano is our Vice President, Finance and Investor Relations. During 2008, GAS allocated and accrued for Mr. Cauchois, Ms. Noyola and Mr. Laudano, an aggregate of $1,112,000 in compensation (including contributions to a 401(k) plan and payment of insurance premium, but not including payment of payroll taxes) for services rendered by such persons to us. In 2008 we did not pay any compensation directly to such persons. The aggregate amount of compensation that we paid to our officers and directors in 2008 was approximately $3,000,000.

7.C.         Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

8.A. Consolidated Statements and Other Financial Information

The Company’s consolidated financial statements are stated in U.S. Dollars (US$) and are prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”).

The financial statements as required under Item 18 of Form 20-F are attached hereto and found immediately following the text of this Annual Report. The audit report of Terco Grant Thornton, our independent auditors, is included herein immediately preceding the financial statements.

8.A.7. Legal/Arbitration Proceedings

The Directors and the management of the Company do not know of any material, active legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding litigation.  However, the following discussion is of possible material legal proceedings that the Company may be a party to.

 In connection with the acquisition by the Company of Destilaria de Alcool Simões Ltda. (since renamed Comanche Biocombustiveis de Santa Anita Ltda.), the sellers warranted that the acquired company had no pending tax or labor liabilites.  The Company is presently defending two actions by Fazenda Estadual seeking to collect approximately $776 thousand (at average exchange rates for 2008) in the first and approximately $1.95 million (at average exchange rates for 2008)  in the second, both related to periods prior to the acquisition by the Company. These refer to assessments of ICMS (VAT) credits, recorded from the period of September 2003 to August 2005, which were considered irregular by tax authorities. The Company believes that the first action is has a remote possibility of resulting in a material adverse impact on the Company’s financial statements.  However, the second has a probable possibility of loss and is reflected in the financial statements of the Company.  Further, Santa Anita is defending a labor claim related to periods prior to the acquisition by the Company for approximately $170 thousand (at average exchange rates for 2008) which is considered to have a reasonable possibility of loss, but is not accrued in the Company’s financial statements. The Company will continue to defend against such claims and will pursue claims for indemnity against the sellers of the subject company.

In 2008, the Messrs. Kume and Mr. Vilhena proposed to sell to the Company a certain neutral alcohol distillery column located at the Santa Anita facility, maintaining that the column was the property of an entity owned by them, and that entity received an advance against such transaction of approximately $625, 000. Since then, the Company has determined that the column is and at all relevant times was the property of Santa Anita, which has possession and use of the column, and that the conditions precedent to the proposed transaction, including among others the delivery of title by the ostensible sellers, had not been met. The Messrs. Kume and Mr. Vilhena have made a claim that they are entitled to the payment of the balance of anticipated sales price, or approximately $875,000. If lawsuit is filed to collect such amount, the Company will defend against the claim vigorously, and may, independently of such claim, proceed against the ostensible seller to recover or offset the amount paid as an advance.

The Company’s Bahia subsidiary has entered into various contracts with Petrobras for the delivery of biodiesel. In connection with the contract entered into in the first semester of 2008, Petrobras failed to collect certain contracted for volumes and failed to pay the purchase price timely. As such failures created significant cash flow difficulties for the Company, the Bahia unit made a claim against Petrobras for indemnity payments (multas) applicable under the sales contract in the case of such failures, aggregating approximately $8.8 million (based on average exchange rates in effect during the first half of 2008). In the case of subsequent contracts with Petrobras for the delivery of biodiesel, the Bahia unit has failed to make full delivery of contracted for volumes. Although the Company believes that Bahia’s failure to deliver is excused under the relevant contracts, it is possible that Petrobras may make a claim for multas against Bahia, and while no such claim has been threatened, it is possible that if Bahia continues to press its claim against Petrobras to recover multas claimed by Bahia against Petrobras, or independent of the Company’s claim, Petrobras may seek to make claims against Bahia for multas by reason of Bahia’s failure to deliver, and such multas may aggregate to approximately $2.6 million (based on average exchange rates in effect during the first half of 2008). Moreover, Petrobras has notified Bahia that Petrobras proposes to to terminate the quarterly contract with Bahia expiring June 30, 2009 by reason of Bahia’s failure to deliver contracted for volumes. Such termination, should it occur, will have no practical effect on the contract as it would occur at or near the end of its term, however, it may disqualify Bahia from bidding to supply Petrobras in the auction for supply in the fourth quarter of 2009. The Company would cause Bahia to defend against such disqualification on the basis that Bahia’s non-performance was excused by force majeure and on other bases, and Bahia would not be precluded by such termination from participating in Petrobras’s anticipated auction for emergency supply of biodiesel in the northeast region of Brazil.

In September, 2007, storage tanks at Canitar in which Santa Anita had stored ethanol were hit by lightning, and the resulting explosion and fire caused the death of one worker, injuries to others, and a total loss of the stored fuel. Liability for the death and injuries is covered by insurance, and is the subject of labor claims aggregating approximately R$762,000, which are expected to be settled in conjunction with Canitar’s liability insurer. Santa Anita had acquired insurance coverage for its fuel with a policy limit of approximately R$6,000,000, approximating the value at the time of the stored fuel. However, the insurance carrier has maintained that the coverage applies to Canitar, not Santa Anita, and that as the value of the coverage was less than the value of the facility, the pro-ratio provisions of the policy permit the insurer to pay only a pro-rated part of the loss. Hence, approximately R$2,842,741 of the loss remains unpaid, and the Company will cause Santa Anita to continue to claim for such payment. In 2008 and 2007, the Company’s financial statements reflected the loss and the insurance payments received.

Certain equipment vendors to the Company’s Canitar unit have filed lawsuits to collect amounts alleged to be owed to them, presently aggregating approximately R$1,649,650 as a way to press for payment of their claims. Canitar is continuing to negotiate with vendors for payment of their claims consistent with the Company’s working capital availability or its ability to raise further capital.

In December, 2007 the Company’s Canitar unit entered into a trading transaction with the Nelson Cury family pursuant to which Canitar advanced an aggregate of approximately R$10 million (approximately $5.6 million at average exchange rates in effect in December 2007), the repayment of which was to be satisfied by delivery to Canitar’s designee of ethanol during 2008. Approximately R$8 million (approximately $4.17 million at average exchange rates in effect during 2008) remains unsatisfied under such contracts and R$5.3 million (approximately $2.9 million at average 2008 exchange rates) has been paid. Our financial results could be adversely affected by this transaction and we may be required to resort to litigation to enforce our rights.

The Company’s Canitar unit has negotiated with CETESB for a Termo de Ajuste de Conduta (an Agreement for amending the licensing process and our compliance, a “TAC”) that covers the granting of provisional, installation and operating licenses for Canitar. While such negotiation is complete, the TAC has not been executed. While the TAC requires some additional expenditures to comply with its terms, these further expenditures are not material. If the TAC were not to be entered into, or if after entering into the TAC Canitar were to fail to perform thereunder, Canitar could be exposed to penalties for failure to be properly licensed, or could be required to cease operations pending the receipt of necessary licenses.

8.A.8. Policy on dividend distributions

We do not have any policy regarding distribution of dividends, and the provisions of our Senior Notes prohibit the payment of dividends, so we do not intend to declare or pay any dividends in the foreseeable future.

8.B. Significant Changes

Since December 31, 2008 the Company has incurred a net loss of approximately $7.8 million for the first quarter of 2009.

Item 9. The Offer and Listing

  There is no offer associated with this Annual Report.

Item 10. Additional Information

10.A	Not applicable

10.B.	Memorandum and Articles of Association

The section of the Company’s Registration Statement on Form F-1 (Registration No. 333-143914) entitled “Summary of the Memorandum and Articles of Association of the Company” is in its entirety incorporated by reference herein The directors and shareholders approved amendments to the Articles of Association in 2008 establishing preemptive subscription rights for the Ordinary shareholders and in 2009 to provide for the designations and liquidation preferences of the Preference Shares issued in exchange for the convertible notes, as described above under Item 4.A “Recent Placements of Securities”.

10.C.	Material Contracts

The following descriptions of the material provisions of the referenced agreements do not purport to be complete and are subject to, and qualified in their entirety by reference to, the agreements which have been filed as exhibits to this report.

For a description of our Employment Agreements with Thomas Cauchois and Alicia Noyola, see “Item 6B. Compensation- Compensation of Directors and Senior Management.”

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

For a description of the June 2009 transactions involving the exchange agreement with the holders of the convertible notes issued in April and June, 2007, the agreement to amend with the holders of the notes issued in June, 2008 and the warrants for ordinary share exchange with the holders of the warrants issued in connection with the April and June, 2007 transactions, see “Item 4.A History and Development of the Company- Recent Placements of Securities.”

In April, 2007, we closed acquisition transactions for the Santa Anita facility, for agricultural land and for the industrial plant at Canitar, and for the Bahia facility, pursuant to acquisition agreements for assets or for stock.  Except in the case of sellers’ indemnities with respect to all of the acquisitions, such acquisition contracts have been performed. For a description of certain additional terms of the acquisition agreements we entered into in April 2007 with respect to our acquisitions of Canitar, Santa Anita and Bahia, see “Item 4.A History and Development of the Company – Acquisition.”

We have various contracts for the purchase of sugarcane from third parties, land leases, vehicle leases, office leases, the sale of ethanol to fuel distributors and the sale of biodiesel to Petrobras, see Item 4.B “Business Overview”.

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

Another used method of calculating income tax is the presumed method (apuração de imposto de renda por  lucro presumido). In this case, the income tax is calculated on a quarterly basis and for most activities, the tax basis corresponds to eight percent (8%) of gross revenues. There are other applicable rates to calculate presumed income related to certain specific activities (e.g., thirty-two percent 32% for most service activities). Over the presumed income, income tax rates of fifteen percent (15%) and ten percent (10%) surtax levied on presumed income exceeding R$60,000.00 per quarter are applied. If the presumed method of taxation is adopted, the taxpayer is not subject to any adjustment according to annual actual income. Among other requirements for eligibility the Brazilian company’s revenues earned in the previous taxable year must not exceed R$48,000,000.00.

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

Interest Rate Risk

As of December 31, 2008, we had fixed and floating rate indebtedness, and, therefore, were exposed to market risk as a result of changes in interest rates. 19%, or US$21.5 million, of our consolidated total debt outstanding of US$112.7 million at December 31, 2008 was floating rate debt, with the rest bearing interest at a fixed rate. Interest rate risk is the effect on our financial results resulting from an increase in interest rates on our variable rate debt indexed to the London Interbank Offered Rate, or “LIBOR”. Based on the amount of our floating-rate indebtedness at December 31, 2008, we believe that a hypothetical 10% increase in interest rates would have increased our interest expense by $84,000  in fiscal year 2008. As of December 31, 2008, we had fixed and floating rate indebtedness, and, therefore, were exposed to market risk as a result of changes in interest rates. 36.7%, or $41.4 million, of our consolidated total debt outstanding of $112.7 million at December 31, 2008 was floating rate debt, with the rest bearing interest at a fixed rate. Interest rate risk is the effect on our financial results resulting from an increase in interest rates on our variable rate debt 52% indexed to the London Interbank Offered Rate, or “LIBOR”, 37% indexed to CDI (Brazilian Interbank Rate), and 11% indexed to TJLP (Brazilian Long Term Interest Rate). Based on the amount of our floating-rate indebtedness at December 31, 2008, we believe that a hypothetical 10% average increase in these interest rates would have increased our interest expense by $300,000 in fiscal year 2008.

Item 12.            Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.            Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.            Material Modifications to the Rights of Security Holders and Use of Proceeds

See  Item 4.A “Recent Placement of Securities” for a description of the June 2009 transactions involving the exchange agreement with the holders of the convertible notes issued in April and June, 2007, the agreement to amend with the holders of the notes issued in June, 2008 and the warrants for ordinary share exchange with the holders of the warrants issued in connection with the April and June, 2007 transactions.

Item 15.            Controls and Procedures.

Disclosure Controls And Procedures

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

Thomas Cauchois, who is our Chairman (our principal executive officer) and Aser Gonçalves Junior, our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 15d-15(e) of the Exchange Act) as of December 31, 2008, have concluded that, as of such date, our disclosure controls and procedures were not effective at the reasonable assurance level because of the identification of a material weakness in our internal control over financial reporting, which we view as integral part of our disclosure controls and procedures.

Management’s Report On Internal Control Over Financial Reporting

The management of Comanche Clean Energy Corporation (‘the Company”) is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive  and financial officers and effected by the Company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management performed an assessment of the effectiveness of our internal control over financial reporting at December 31, 2008, utilizing the criteria described in the “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. The objective of this assessment was to determine whether our internal control over financial reporting was effective at December 31, 2008.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. In our assessment of the effectiveness of internal control over financial reporting at December 31, 2008, we identified the following material weakness:

Controls over the period-end financial reporting process were not effective. This has resulted in certain adjustments to our consolidated financial statements. Specifically, controls to: (1) determine appropriate accounting and financial reporting in accordance with accounting principles generally accepted in the United States; (2) ensure that accounting estimates and other adjustments are appropriately reviewed, analyzed and monitored by competent accounting staff on a timely basis; and (3) detect any errors resulting from account reconciliations, on a timely basis, that were not operating effectively.  A material weakness in the period-end financial reporting process has a pervasive effect on the reliability of our financial reporting and could result in us not being able to meet our regulatory filing deadlines. If not remediated, it is reasonably possible that our consolidated financial statements will contain a material misstatement or that we will miss a filing deadline in the future.

Based on our assessment, and because of the material weakness described above, we have concluded that our internal control over financial reporting was not effective at December 31, 2008.

Management's Remediation Plan In Internal Controls

The Company has discussed the material weakness in its internal control over financial reporting with the Audit Committee and the Board of Directors.  Specific remedial actions have been taken to reorganize and restructure the Company’s period-end financial reporting process and corporate accounting staff, which include (1) revising the reporting structure and establishing clear roles, responsibilities, and accountability, (2) implementing additional controls to continuously improve our period-end closing procedures by ensuring that account reconciliations and analyses are adequately reviewed for completeness and accuracy to timely identify adjustments, (3) under the supervision and guidance of our audit committee remediating such ineffectiveness and to strengthen our internal controls over financial reporting, by increasing the level of interaction with the audit committee and other external advisors, and (4) engaging a professional advisory firm as part of our internal audit function.

We believe that the steps we are taking are necessary for remediation of the material weakness identified above, and we will continue to monitor the effectiveness of these steps and to make any changes that our management deems appropriate

Changes In Internal Control Over Financial Reporting

Other than as described above, management does not believe that there have been any other changes in the Company’s internal control over financial reporting during year ended December 31, 2008, which have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16. Reserved

Item 16A.      Audit Committee Financial Expert

Our Board of Directors has formed certain Committees including an Audit Committee in 2008.  If we list our Shares on Nasdaq, each member of the Audit Committee will be determined by the Board of the Directors to be “independent” within the meaning of Nasdaq Rule 4200(a)(15) and, in addition, each member of the Audit Committee will be “independent” and possess adequate financial skills within the meaning of applicable rules and regulations of the SEC regarding the independence of audit committee members. We have also retained a director, Mr. Pallin, to serve on the Audit Committee who is an audit committee financial expert as defined in Item 16A(b) of Form 20-F.

Item 16B.         Code of Ethics

In 2008, we adopted a Code of Ethics for all of our employees and our executive officers. A copy of the Code of Ethics is being filed as Exhibit 11. 1 to this Annual Report.

Item 16C.         Principal Accountant Fees and Services.

BDO Trevisan has served as our independent auditors for 2006 and 2007 and Terco Grant Thornton as independent auditors for 2008. These accountants billed the following fees to us for professional services in each of those fiscal years:

	2008	2007

Audit Fees	221,000	161,000

Audit-Related Fees	28,000
Tax Fees All Other Fees		68,000	*

Total	249,000	229,000

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

As we formed our Audit Committee in the beginning of 2009, the engagements  of our independent accountant to perform all of the audit and non-audit services to us in the last two fiscal years were pre-approved by our Board of Directors.

Item 16D.        Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.         Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F.         Change in Registrant’s Certifying Accountant.

BDO Trevisan served as our independent auditors for 2006 and 2007 and Terco Grant Thornton for 2008.
16G                  Corporate Governance.

Not applicable.

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

1.2	Articles of Association of the Company. Incorporated by reference to Exhibit 1.2 to the F-1.

1.3	Certificate of Formation of Comanche Clean Energy, LLC. Incorporated by reference to Exhibit 1.3 to the F-1.

1.4	Operating Agreement of Comanche Clean Energy, LLC. Incorporated by reference to Exhibit 1.4 to the F-1.

1.5	Minutes of an Extraordinary Meeting of the Company held on June 19, 2009 to amend Memorandum and Articles of Association.*

2.1	Form of Secured Convertible Note of the Company. Incorporated by reference to Exhibit 4.1 to the F-1.

2.2	Form of Warrants to Purchase Ordinary Shares of the Company. Incorporated by reference to Exhibit 4.2 to the F-1.

2.3	Form of Cash Bridge Note. Incorporated by reference to Exhibit 4.3 to the F-1.

2.4	Form of Equity Bridge Note. Incorporated by reference to Exhibit 4.4 to the F-1.

2.5	Form of Senior Secured 12.5% Note due June 2013.Incorporated by reference to Exhibit 2.5 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (the “2007 20-F”).

2.6	Form of Series 2008A Warrant. Incorporated by reference to Exhibit 2.6 to the 2007 20-F.

2.7	Form of Series 2008B Warrant. Incorporated by reference to Exhibit 2.7 to the 2007 20-F.

2.8	Form of Series 2008C Warrant. Incorporated by reference to Exhibit 2.8 to the 2007 20-F.

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

4.3	Amended and Restated Registration Rights Agreement dated as of June 18, 2008 between the Company and certain security holders. Incorporated by reference to Exhibit 4.3 to the 2007 20-F.

4.4	Lockup Agreement between the Company and certain shareholders. Incorporated by reference to Exhibit 10.4 to the F-1.

4.5	Pledge Agreement, dated April 3, 2007 between Comanche Cayman and Tri-State Title & Escrow, LLC. Incorporated by reference to Exhibit 10.5 to the F-1.

4.6
Purchase and Sale Private Instrument and Other Adjustment dated March 14, 2007 among FJJ Empreendimentos e Participaçoes Ltda., Netoil Intermediacao de Negocios Ltda., Ouro Verde Participaçoes S/A and Comanche Participaçoes do Brasil Ltda. Incorporated by reference to Exhibit 10.6 to the F-1.

4.7
Private Instrument of Purchase and Sale and Other Agreements dated November 9, 2006 among IBR Inoquimica do Brasil Ltda., Hilton Barbosa Lima, Thiago Barbosa Lima and HBL Participaçoes e Empreendimentos Ltda. Incorporated by reference to Exhibit 10.7 to the F-1.

4.8
Private Instrument of Purchase and Sale and Other Agreements dated February 14, 2007 among Francisco Ligeiro, Alice Maria Furlaneto Ligeiro and Comanche Participaçoes do Brasil Ltda. Incorporated by reference to Exhibit 10.8 to the F-1.

4.9
Contract of Purchase and Sale and Other Settlements dated December 27, 2006 among Univen Petroquimica Ltda., Werner Jose Brancaglion Rottgering, Eunice Granato Quecine, Luciana Simões de Almeida Kfouri, Jairo Simões de Almeida, Fábio Simões de Almeida, Destilaria de Alcool Simoes Ltda., Vibrapar Participaçoes Ltda., Cecilia Sansigolo Simoes de Almeida and Comanche Participaçoes do Brasil Ltda. Incorporated by reference to Exhibit 10.9 to the F-1.

4.10
Supplement to Contract of Purchase and Sale and Other Settlements dated February 12, 2007 among Univen Petroquimica Ltda., Werner Jose Brancaglion Rottgering, Eunice Granato Quecine, Luciana Simões de Almeida Kfouri, Jairo Simões de Almeida, Fábio Simões de Almeida, Destilaria de Alcool Simoes Ltda., Vibrapar Participaçoes Ltda., Cecilia Sansigolo. Incorporated by reference to Exhibit 10.10 to the F-1.

4.11
Addition, dated March 13, 2007 to Private Instrument of Purchase and Sale and Other Agreements among IBR Inoquimica do Brasil Ltda., Hilton Barbosa Lima, Thiago Barbosa Lima and HBL Participaçoes e Empreendimentos Ltda. Incorporated by reference to Exhibit 10.11 to the F-1.

4.12
Private Contract of Advisory Services and Other Settlements, dated November 2, 2006 among Castanheira Acquisition Company LLC, the Company and Comanche Participaçoes do Brasil Ltda. Incorporated by reference to Exhibit 10.12 to the F-1.

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

4.26
Guaranty Agreement, dated as of June 18, 2008 among certain subsidiaries of the Company and Tri-State Title & Escrow, LLC as Collateral Agent. Incorporated by reference to Exhibit 4.26 to the 2007 20-F.

4.27
Quota Pledge Agreement dated June 18, 2008 by Comanche Participaçoes do Brasil Ltda in favor of Tri-State Title & Escrow, LLC as Collateral Agent.(intervening parties Comanche Biocombustiveis de Canitar Ltda. and Comanche Clean Energy Corporation). Incorporated by reference to Exhibit 4.27 to the 2007 20-F.

4.28
Quota Pledge Agreement dated June 18, 2008 by Comanche Participaçoes do Brasil Ltda in favor of Tri-State Title & Escrow, LLC as Collateral Agent .(intervening parties Comanche Biocombustiveis de Santa Anita Ltda. and Comanche Clean Energy Corporation. Incorporated by reference to Exhibit 4.28 to the 2007 20-F.

4.29
Quota Pledge Agreement dated June 18, 2008 by Comanche Participaçoes do Brasil Ltda in favor of Tri-State Title & Escrow, LLC as Collateral Agent (intervening parties Comanche Biocombustiveis da Bahia Ltda. and Comanche Clean Energy Corporation. Incorporated by reference to Exhibit 4.29 to the 2007 20-F.

4.30
Quota Pledge Agreement dated June 18, 2008 by Comanche Operacoes e Partiicipacoes Societarias Ltda in favor of Tri-State Title & Escrow, LLC as Collateral Agent (intervening parties Comanche Bioenergia do Maranhao Ltda. and Comanche Clean Energy Corporation. Incorporated by reference to Exhibit 4.30 to the 2007 20-F.

4.31
Form of Securities Purchase Agreement (Shares and Warrants) dated as of June 18, 2008 between the Company, certain subsidiaries of the Company and the buyers set forth in the Schedule of Buyers attached thereto. Incorporated by reference to Exhibit 4.31 to the 2007 20-F.

4.32
Consent and Acknowledgment Regarding Securities Purchase Agreements and Registration Statement dated as of December 19, 2007 from certain investors. Incorporated by reference to Exhibit 10.32 to the F-1.

4.33
Joinder and Reaffirmation Agreement dated as of June 18, 2008 among the Company, certain subsidiaries of the Company and certain of the Buyers described in the Securities Purchase Agreement dated March 30, 2007. Incorporated by reference to Exhibit 4.33 to the 2007 20-F.

4.34
Industrial Assets Pledge Agreement, dated June 18, 2008 between Comanche Biocombustiveis de Canitar Ltda. in favor of Tri-State Title & Escrow, LLC as Collateral Agent. Incorporated by reference to Exhibit 4.34 to the 2007 20-F.

4.35
Industrial Assets Pledge Agreement, dated June 18, 2008 between Comanche Biocombustiveis de Santa Anita Ltda. in favor of Tri-State Title & Escrow, LLC as Collateral Agent. Incorporated by reference to Exhibit 2.6 to the 2007 20-F. Incorporated by reference to Exhibit 4.35 to the 2007 20-F.

4.36
Industrial Assets Pledge Agreement, dated June 18, 2008 between Comanche Biocombustiveis da Bahia Ltda. in favor of Tri-State Title & Escrow, LLC as Collateral Agent. Incorporated by reference to Exhibit 4.36 to the 2007 20-F.

4.37	Consent dated as of June 18, 2008 among the Company and certain holders of the Company’s notes. Incorporated by reference to Exhibit 4.37 to the 2007 20-F.

4.38
Collateral Agency Agreement dated as of June 18, 2008 among the Company, certain subsidiaries of the Company, Tri-State Title & Escrow, LLC and certain Noteholders from time to time thereunder. Incorporated by reference to Exhibit 4.38 to the 2007 20-F.

4.39	Consent and Note Amendment Agreement dated as of June 11, 2009 among the Company, certain subsidiaries of the Company and certain holders of the Company’s notes.*

4.40	Conversion Agreement dated as of June 11, 2009 among the Company and certain holders of the Company’s notes.*

8.1	List of Subsidiaries.*

11.1	Code of Ethics.*

12.1	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification by the Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

       * Filed herewith

COMANCHE CLEAN ENERGY CORPORATION
(A CAYMAN ISLANDS EXEMPTED COMPANY)

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2

Report of Independent Registered Public Accounting Firm	F-4

Consolidated Balance Sheets as of December 31, 2008 and 2007	F-5

Consolidated Statements of Operations for the Years Ended December 31, 2008, 2007 and the period from June 8, 2006 (Date of Inception) to December 31, 2006	F-6

Consolidated Statements of Shareholders’ Equity and Accumulated Other Comprehensive Income (Loss) for the Years Ended December 31, 2008, 2007 and the period from June 8, 2006 (Date of Inception) to December 31, 2006
F-7

Consolidated Statements of Cash Flow for the Years ended December 31, 2008, 2007 and the period from June 8, 2006 (Date of Inception) to December 31, 2006	F-8

Notes to Consolidated Financial Statements	F-9 – F-46

Terco
Grant Thornton

Report of independent registered public accounting firm

2. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Terco
Grant Thornton

4. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company incurred a net loss of $78,600,000 during the year ended December 31, 2008, and, as of that date, the Company's current liabilities exceeded its current assets by $9,854,000 and had long-term debt totaling $95,287,000. The Company also has $17,097,000 of debt outstanding under lines of credit and capital lease obligations which are due and payable within one year. These factors, among others, as discussed in Note 2 to the consolidated financial statements, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Terco Grant Thornton

/s/ Terco Grant Thornton Auditores Independentes

São Paulo, SP - Brazil
June 27, 2009

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

/s/ BDO Trevisan Auditores Independentes
Márcio Serpejante Peppe
Partner
São Paulo, Brazil
June 27, 2008

COMANCHE CLEAN ENERGY CORPORATION
(A CAYMAN ISLANDS EXEMPTED COMPANY)

CONSOLIDATED BALANCE SHEETS
(In thousands of US dollars, except share data)

		December 31,	December 31,
ASSETS	Notes	2008	2007
Current Assets -
Cash and cash equivalents		$2,628	$34,789
Restricted cash	7	4,699	908
Short-term investments		46	3
Accounts receivable, net	8	2,894	1,202
Inventories, net	9	11,490	14,327
Prepaid expenses and other	10	14,457	8,035
		36,214	59,264
Non Current Assets -
Debt issuance costs, net	12	3,049	3,470
Licenses	13	-	9,605
Goodwill	13	-	9,187
Property and equipment, net	11	111,620	71,782
Recoverable Taxes		2,872	-

TOTAL ASSETS		$153,755	$153,308

		December 31,	December 31,
LIABILITIES AND SHAREHOLDERS' EQUITY	Notes	2008	2007
Current Liabilities -
Accounts payable		21,736	7,122
Accrued liabilities		4,998	3,623
Due to affiliates	14	1,376	1,658
Deferred Revenues		861	-
Short-term debt	15,18	17,097	50,991
		46,068	63,394
Non Current Liabilities -
Convertible debt	16,18	21,488	55,541
Senior secured notes	17,18	70,782	-
Other long-term debt	15,18	3,017	98
Taxes payable in installments		1,167	2,018
Total Liabilities		142,522	121,051

Shareholders' Equity
Preferred stock, $0.001 par value; authorized 10,000,000 shares; no shares issued and outstanding		-	-
Common stock, $0.001 par value; authorized 100,000,000 shares; 25,474,813 shares issued and outstanding as of December 31, 2008 and 9,237,033 shares issued and outstanding as of December 31, 2007	19	25	9
Additional paid-in capital		143,131	43,470
Accumulated deficit		(98,790)	(20,190)
Accumulated other comprensive income (loss)		(33,133)	8,968
Total Shareholders' Equity		11,233	32,257

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$153,755	$153,308

The accompanying notes are an integral part of the consolidated financial statements.

COMANCHE CLEAN ENERGY CORPORATION
(A CAYMAN ISLANDS EXEMPTED COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US dollars, except per share data)

		Year Ended December 31,		Period from June 8, 2006 (Date of Inception) to Dec.
	Notes	2008	2007	31,2006

Net sales		$50,350	$7,473	$-

Cost of goods sold		(55,821)	(6,906)	-
Gross profit (loss)		(5,471)	567	-

Impairment charge	13	(13,824)	-	-
Selling, general and administrative expenses	21	(15,824)	(8,061)	(1,096)
Operating expenses		(29,648)	(8,061)	(1,096)
Operating loss		(35,119)	(7,494)	(1,096)

Interest expense	23	(17,282)	(7,044)	(76)
Loss on extinguishment of debt	18	(28,004)	-	-
Interest income		1,817	470	-
Other expense, net	24	(12)	(4,950)	-
		(43,481)	(11,524)	(76)

Net loss		$(78,600)	$(19,018)	$(1,172)

Loss per common share
Basic and diluted	25	$(4.23)	$(3.39)	$(586,000)

Weighted average shares outstanding
Basic and diluted	25	18,577,251	5,604,859	2

The accompanying notes are an integral part of the consolidated financial statements.

COMANCHE CLEAN ENERGY CORPORATION
(A CAYMAN ISLANDS EXEMPTED COMPANY)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
 (In thousands of US dollars, except per share data)

			Additional		Accumulated other
	Common Stock		paid-in	Accumulated	comprehensive
	Shares	Amount	capital	deficit	income (loss)	Total
Issuance of common shares at inception	2	-	685	-	-	685
Comprehensive loss
Net loss	-	-	-	(1,172)	-	(1,172)
Cumulative translation adjustment	-	-	-	-	34	34
Comprehensive loss	-	-	-	-	-	(1,138)
Balance on December 31, 2006	2	-	685	(1,172)	34	(453)

Share exchange for Comanche Corporation	2,290,814	2	-	-	-	2
Private placement financing - April and June 2007	4,050,000	4	26,405	-	-	26,409
Stock issued for subsidiary acquisitions	1,009,709	1	5,112	-	-	5,113
Conversion of affiliate debt to equity	74,008	-	370	-	-	370
Private placement financing - December 2007	1,812,500	2	10,597	-	-	10,599
Stock based compensation	-	-	301	-	-	301
Comprehensive loss
Net loss	-	-	-	(19,018)	-	(19,018)
Cumulative translation adjustment	-	-	-	-	8,934	8,934
Comprehensive loss	-	-	-	-	-	(10,084)
Balance on December 31, 2007	9,237,033	9	43,470	(20,190)	8,968	32,257

Shares issued in connection with the senior secured note financing	4,615,384	5	32,740	-	-	32,745
Convertible debt and warrant exchange	8,507,530	8	49,842	-	-	49,850
Cash bridge note exchange	855,929	1	6,451	-	-	6,452
Shares issued in connection with equity and cash bridge note call	2,143,937	2	12,683	-	-	12,685
Equity issuance costs	115,000	-	(2,442)	-	-	(2,442)
Stock based compensation	-	-	387	-	-	387
Comprehensive loss
Net loss	-	-	-	(78,600)	-	(78,600)
Cumulative translation adjustment	-	-	-	-	(42,101)	(42,101)
Comprehensive loss	-	-	-	-	-	(120,701)

Balance on December 31, 2008	25,474,813	25	143,131	(98,790)	(33,133)	11,233

The accompanying notes are an integral part of the consolidated financial statements.

COMANCHE CLEAN ENERGY CORPORATION
(A CAYMAN ISLANDS EXEMPTED COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars, except per share data)
			Period from
			June 8, 2006
	Years Ended December 31,		(Date of Inception)
	2008	2007	to Dec. 31, 2006
Cash Flows from Operating Activities
Net loss	$(78,600)	$(19,018)	$(1,172)
Adjustments to reconcile net loss to net cash used in operating activties
Depreciation expense	3,101	1,144	-
Impairment charge on intangible assets	13,824	-	-
Net loss from Canitar fire	-	3,129	-
Amortization of debt issuance costs	1,070	549	-
Amortization of debt discount	1,521	1,071
Non-cash interest and commitment fees	7,514	-	-
Stock option expense	387	301	-
Loss on extinguishment of debt	28,004	-	-
Changes in assets and liabilities
Restricted cash and short-term investments	(3,877)	(830)	-
Accounts receivable	1,262	(2,656)	-
Inventories	(902)	(13,054)	-
Prepaid expenses and other	(15,787)	(2,692)	(78)
Other assets	(2,676)	(954)	-
Accounts payable and accrued liabilities	20,131	9,274	16
Taxes payable	3,033	2,543	-
Deferred revenues	1,106	-	-
Net cash used in operating activities	(20,889)	(21,193)	(1,234)

Cash Flows from Investing Activities
Cost of business acquisitions	-	(63,577)	-
Capital expenditures	(77,087)	(23,185)	-
Net cash used in investing activities	(77,087)	(86,762)	-

Cash Flows from Financing Activities
Funding from (repayment to) affiliates	141	(417)	2,399
Loans receivable	-	-	(1,853)
Proceeds from issuance of convertible notes	-	61,803	-
Proceeds from issuance of cash and equity bridge notes	-	35,250	-
Proceeds from issuance of other short-term debt	6,516	14,551	-
Repayment of cash bridge notes	(7,500)	-	-
Proceeds from issuance of senior secured notes and warrants	37,500	-	-
Borrowings from other long-term debt	3,781	89	-
Proceeds from issuance of equity and warrants	38,899	30,870	685
Debt & equity issuance costs	(4,745)	(794)	-
Net cash provided by financing activities	74,592	141,352	1,231

Effect of exchange rates on balances held in foreign currency	(8,777)	1,360	35

Net increase in cash and cash equivalents	(32,161)	34,757	32

Cash and Cash Equivalents
Beginning	34,789	32	-

Ending	$2,628	$34,789	$32
SUPPLEMENTAL CASH FLOW DISCLOSURES
Cash paid during the period for interest expense	5,824	5,973	76
Cash paid during the period for income taxes	-	-	-

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

Comanche Clean Energy Corporation (the “Company”) is an exempted holding company formed in the Cayman Islands on February 9, 2007.

On April 2, 2007, the Company acquired, for 2,290,816 ordinary shares (also called “common stock” or “common shares”) of the Company, Comanche Corporation, an affiliated exempted holding company formed in the Cayman Islands on June 8, 2006.

Through its subsidiary, Comanche Clean Energy, LLC (“Comanche LLC”), on July 10, 2006 the Company completed the process of acquiring an affiliated holding company, Comanche Participações do Brasil Ltda. (“Comanche Participações”), formed in Brazil.

Through its subsidiary, Comanche Biocombustíveis de Canitar Ltda. (“Canitar”), the company acquired certain farmlands and ethanol production equipment in the vicinity of Ourinhos, state of São Paulo, Brazil on April 9, 2007.

Through its subsidiary, Comanche Biocombustíveis de Santa Anita Ltda. (“Santa Anita”), the company acquired substantially all of the assets of Destilaria de Álcool Simões Ltda. an ethanol producer in the vicinity of Tatuí, state of São Paulo, Brazil on April 4, 2007.

Through its subsidiary, Comanche Biocombustíveis da Bahia Ltda. (“Bahia”), the company acquired substantially all of the assets of IBR - Indústria Brasileira de Resinas Ltda., a biodiesel producer in the vicinity of Salvador, state of Bahia, Brazil on April 5, 2007.

In 2008, the Company also formed Comanche Operações e Participações Societárias Ltda. as a fully owned subsidiary of Comanche LLC to hold Comanche Bioenergia do Maranhão Ltda.  (“Maranhão”).  Maranhão was formed to develop an ethanol project in the Brazilian State of Maranhão, however, due to financing constraints, we have ceased our efforts to develop this project.

The Company produces renewable “green” chemicals, primarily clean fuel ethanol from sugarcane and biodiesel from multiple feedstocks, in facilities that the Company owns in Brazil. The Company grows a substantial part of the sugarcane that the Company requires for producing ethanol itself or through partnerships, and purchases the balance from third parties.  It acquires feedstock for the production of biodiesel from third parties. To date, the Company has grown its production capability from zero to a capacity to produce over 270 million liters of biofuels since its founding in 2007.  The Company’s current customers for ethanol are fuel distributors and trading companies, and for biodiesel sales Petrobrás S.A., a semi-public Brazilian oil company. The Company is focused on increasing its production capacity through expansion of existing facilities, development of greenfield projects and, as opportunities present themselves, acquisitions. It is also expanding by including in its product mix green alco-chemicals and the generation of electricity from agricultural waste at its facilities.

The Company’s ethanol business is subject to seasonal trends based on the sugarcane growing cycle in the Center-South region of Brazil. The annual sugarcane harvesting period in the Center-South region of Brazil begins in April and ends in November. This creates fluctuations in the Company’s inventory, usually peaking in December to cover sales between crop harvest (i.e., January through April), and a degree of seasonality in gross profit.   The biodiesel business also has a cycle of oil feedstock harvesting which can put upward pressure on feedstock prices out of season.  The Company’s overall feedstock supply can be impacted by adverse weather conditions such as flood or drought.

The Company was a Development Stage company as defined by Statement of Financial Accounting Standard (SFAS) No. 7 “Accounting and Reporting by Development Stage Enterprises” through April 2007 when the Company acquired three operating entities.

2.	PRESENTATION OF FINANCIAL STATEMENTS

a)	Basis of Preparation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and with instructions to Form 20-F of Regulation S-X. In the opinion of management, these consolidated financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flows for the periods reported. All significant intercompany transactions have been eliminated.

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which differs in certain respects from accounting principles generally accepted in Brazil (“Brazilian GAAP”), which Comanche uses to prepare the financial statements of its Brazilian subsidiaries.

The Brazilian real is the currency of the primary economic environment in which the Company’s subsidiaries operate and generate and expend cash and is the functional currency, except for the Company’s headquarters operations for which the U.S. dollar is the functional currency.  Comanche uses the U.S. dollar as its reporting currency. The accounts of the Company’s Brazilian subsidiaries are maintained in Brazilian Reais, and have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52 Foreign Currency Translation. The assets and liabilities are translated from Reais to U.S. dollars using the interbank exchange rates as reported by the OANDA Corporation at the balance sheet date and revenues, expenses, gains and losses are translated using the average exchange rates for the period. The translation gain or loss is included in the accumulated other comprehensive income component of shareholders’ equity, and in the statement of comprehensive income (loss) for the period in accordance with the criteria established in SFAS No. 130 “Reporting Comprehensive Income”.

The exchange rate of the Brazilian real (R$) to the U.S. dollar (US$) was R$2.3560=US$1.00 at December 31, 2008, R$1.7741=US$1.00 at December 31, 2007 and R$2.13850=US$1.00 at December 31, 2006.

b)	Liquidity

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and contemplate continuation of the Company as a going concern.  As of December 31, 2008, the Company had long-term debt totaling $95,287 and a working capital deficit of $9,854. The Company has also incurred a $35,119 loss from operations and a $78,600 net loss for the year ended December 31, 2008.  The Company also has $17,097 of debt outstanding under lines of credit and capital lease obligations which are due and payable within one year.

The Company’s ability to service its indebtedness will depend on its future performance, which will be affected by prevailing economic conditions and financial, business and other factors.  The Company’s current intention is to repay its short-term and long-term debt obligations when they come due in part from cash flows from operations with the remainder from the refinancing of such obligations and from new capital raised. There is no assurance, however, that refinancings of indebtedness, raising new indebtedness or raising new equity capital, can be achieved on a timely basis or on satisfactory terms, if at all.  Any such new indebtedness would need to be permitted within the debt incurrence limitations of the Company’s existing debt agreements.

In view of the matters described in the preceding paragraphs, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company’s ability to meet its operating and debt service requirements. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

To the extent that these circumstances raise substantial doubt about the Company’s ability to continue as a going concern, management has taken a number of steps to mitigate these concerns by looking for external capital, managing its cash situation and attempting to improve profitability.  Management believes such steps will be sufficient to provide the Company with the ability to continue its operations, and include the following steps (completed on June 10, 2009) to modify the Company’s existing debt as a prerequisite to raising additional external capital, as further described below:

1.
The Company entered into an agreement with the holders of its convertible notes providing for the exchange of their notes for Preference Shares of the Company.  The Preference Shares will begin accruing dividends in July 2010, however no dividends may be paid so long as the terms of the Company’s other debt securities prohibit such payment.  As part of this agreement, the convertible noteholders also agreed to exchange warrants held by them into common stock of the Company.

2.
The Company entered into an agreement with the holders of its 2008 Notes, subject to certain conditions, providing, among other things, for (1) an adjustment of certain financial ratios required to be maintained by the Company, (2) permit the Company to pay interest in kind on such notes through September 30, 2010 and (3) prohibit payment of dividends on the Company’s preference shares.

3.
The Company has also offered holders of warrants issued in 2007 (other than the Convertible Note holders mentioned above) the right to exchange their warrants for common stock of the Company on the same terms as those of the Convertible Note holders.

In addition, management is also pursuing the following actions, among others:

•
The Company has engaged an investment bank in Brazil to raise local debt financing.  The intent of this financing will be to refinance all the outstanding local liabilities, including remaining vendor liabilities, plus provide additional working capital.  This would be collateralized with contracts to supply ethanol.

•	The Company has asked its principal local bank for a new line of credit, which is under credit review.

•	The Company has been approved for an increase in its’ working capital line with Banco Nordeste do Brasil. This is a working capital line collateralized with certain guarantees.

•	The Company has been approved for a long-term line by Banco Nordeste do Brasil, subject to providing certain guarantees.

•	The Company has signed an initial letter of intent with a Canadian company to enter into a combination merger and capital raise in the Canadian stock markets.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Principles of Consolidation

The accompanying consolidated financial statements of the Company, together with its subsidiaries, include the accounts of all majority owned subsidiaries. Intercompany profits, transactions and balances have been eliminated in consolidation.

The following is a brief summary of the operating activities of the Company’s subsidiaries:

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

Comanche Biocombustíveis de Canitar Ltda. - This wholly-owned subsidiary of Comanche Participações acquired certain farmland and ethanol production equipment in the area of Ourinhos, state of São Paulo, Brazil on April 9, 2007. Comanche did not mill at Canitar in 2007 and for most of 2008.  Rather, the facility was reconstructed and expanded in two phases utilizing the existing site and license, and a limited portion of existing equipment and installations. The reconstruction was completed during the fourth quarter of 2008.

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

Comanche Bioenergia do Maranhão Ltda. – This wholly-owned subsidiary of Comanche Participações was formed in order to carry out the development of the Company’s greenfield project in the state of Maranhão. Due to financing constraints, this project has been terminated.

Our structure was further  reorganized in June 2008 with the formation of Comanche Operações e Participações Societárias Ltda., a company directly owned by Comanche Clean Energy LLC.  As of June 2008, Comanche Bioenergia do Maranhão Ltda. was reorganized as a wholly-owned subsidiary of Comanche Operações e Participações Societárias Ltda.

b)	Reclassifications

Certain amounts have been reclassified to conform to the current financial statement presentation.

c)	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

d)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits in banks with original maturities of three months or less.

e)	Restricted cash

Restricted cash includes cash and certificates of deposit which guarantee debts and other obligations of the Company.

f)	Inventories

Inventories are stated at the lower of cost or net realizable value using the weighted average method. Work in progress and finished goods are valued at direct production cost. The cost of production comprises the direct cost of raw materials purchased from third parties, agriculture costs, which comprise the growing costs and the costs of harvesting, transport and other point of purchase costs, the direct manufacturing expenses, an appropriate allocation of material and manufacturing overhead and an appropriate share of the depreciation and write-downs of assets used for production, when applicable. If the purchase or production cost is higher than the net realizable value, inventories are written down to net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

g)	Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable are recorded at estimated net realizable value and do not bear interest. The allowance for doubtful accounts is recorded at an amount considered sufficient to cover estimated losses arising on collection of accounts receivable.  The Company estimates its allowance for doubtful accounts based on existing economic conditions and specific account analysis of at-risk customers. Past due balances over 90 days and over a specified amount are reviewed individually for collectability.  All other balances are reviewed on a pooled basis by type of receivable. Historical losses and existing economic conditions may not necessarily be indicative of future losses, and the impact of economic conditions on each of their customers is difficult to estimate. Should future uncollectible amounts not reflect their current estimates, the Company would be required to change its allowance for doubtful accounts through an entry to bad debt expense included in general and administrative expense in the consolidated statement of operations.

h)	Property, plant and equipment

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

Depreciation is calculated using the straight-line method for all items at rates that take into account the estimated useful life of the assets: 15–58 years for buildings; 1-23 years for machinery and equipment; 10 years for furniture and fixtures, 5 years for computer equipment, 5-10 years for vehicles, 5 years for leasehold improvements and 5 years for sugarcane planting costs.

Impairment of long-lived assets is recognized when events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized at that time to reduce the asset to the lower of its fair value or its net book value.

i)	Goodwill and other intangible assets

In accordance with SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS No. 142”), goodwill and other intangible assets with indefinite useful lives are no longer amortized but are reviewed periodically for impairment.

The provisions of SFAS No. 142 require that an intangible asset that is not subject to amortization be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company evaluates goodwill on a separate reporting unit basis in the fourth quarter each year. The provisions also require that a two-step test be performed to assess goodwill for impairment. First, the fair value of each reporting unit is compared to its carrying value, including goodwill. Fair value was determined based on the estimated future cash flows of the reporting units.  If the fair value exceeds the carrying value then goodwill is not impaired and no further testing is performed. If the carrying value of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step compares the fair value of the reporting unit’s goodwill with the carrying amount of the goodwill. An impairment loss would be recognized in an amount equal to the excess of the carrying amount of goodwill over the fair value of the goodwill.

The significant estimates and assumptions used by management in assessing the recoverability of goodwill and other intangible assets are estimated future cash flows, present value discount rate and other factors. Any changes in these estimates or assumptions could result in an impairment charge. The estimates of future cash flows, based on reasonable and supportable assumptions and projections, require management’s subjective judgment.

In addition to the testing above, which is done on an annual basis, management uses certain indicators to evaluate whether the carrying value of goodwill and other intangible assets may not be recoverable, including among others i) current-period operating or cash flow declines combined with a history of operating or cash flow declines or a projection/forecast that demonstrates continuing declines in the cash flow of an entity or inability of an entity to improve its operations to forecasted levels and ii) a significant adverse change in the business climate, whether structural or technological, that could affect the value of an entity.

SFAS No. 142 also requires that intangible assets with definite lives be amortized over their estimated useful life and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” As of December 31, 2008 and 2007, the Company has no intangible assets with definite lives.

j)	Organization costs

Organization costs consisting of fees incurred to incorporate the Company and commence operations are expensed as incurred.

k)	Stock-based compensation

The Company adopted SFAS No. 123R “Share-Based Payment” (“SFAS No. 123R”), effective with its first stock option issuance in December 2007, utilizing the modified prospective application method. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values.

The Company uses a  Black-Scholes single option pricing model to determine the fair value for employee stock options, which can be affected by the Company’s stock price and several subjective assumptions, including:

•	expected stock price volatility—since the Company is not yet publicly-traded, this estimate is based on those of comparable publicly-traded companies;

•	expected forfeiture rate—since the Company has no historic forfeiture rates, estimates are used which may not be indicative of actual future forfeiture rates; and

•	expected term—this estimate is based on the mid-point between the vesting date and the end of the contractual term of the option. Refer to SAB No. 110 under Note 22.

If estimates used to calculate the fair value for employee stock options differ from actual results, the Company may be exposed to gains or losses that could be material. See Note 19.

Among its provisions, SFAS No. 123R requires the Company to recognize compensation expense for equity awards over the vesting period based on their grant-date fair value. The Company’s policy is to grant stock options with an exercise price equal to or greater than the fair value on the date of grant. Stock-based compensation expense is recognized according to the vesting schedule of the option grant.

l)	Interest bearing borrowings

Interest bearing borrowings are recognized initially as the proceeds are received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowing. When borrowings are repurchased or settled before maturity, any difference between the amount repaid and the carrying amount is recognized immediately in the income statement.

m)	Fair value of financial instruments

The Company’s financial instruments recorded on the consolidated balance sheet include cash and cash equivalents, accounts receivable, accounts payable, and debt. Because of their short maturity, the carrying amount of cash and cash equivalents, accounts receivable and accounts payable approximate fair value. Fair value of long-term debt is based on rates available to the Company for debt with similar terms and maturities. Fair value of public debt is based on quoted market prices, where available, or quoted market prices of comparable instruments. The methods and significant assumptions used have been consistently applied and result in a measure of fair value appropriate for financial measurement and disclosure purposes.  In addition, to the best of management’s knowledge and belief, there have been no subsequent events through the date of this letter that would require adjustment to the fair value measurements.

The Company does not currently attempt to manage interest rate and currency risks.  Fluctuations in these items may have a material impact on Company earnings.

n)	Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using presently enacted statutory tax rates. The effect on deferred income tax assets and liabilities of changes in tax rates is recognized in income in the period that includes the enactment date. SFAS No. 109 also requires that deferred income tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

The Company has not yet generated any profits and, accordingly, no general provision for income taxes is recorded in these financial statements. Income taxes in Brazil comprise Federal income tax and social contribution and there is no state or local income taxes in Brazil. The income tax statutory rates are 25.0% for Federal income tax and 9.0% for Social contribution. As of December 31, 2008, Comanche Participações and its subsidiaries had tax loss carryforwards for income and social contribution taxes of approximately $27.2 million. These amounts can be used to offset future taxable income and have no expiration date, but the use of tax-loss carryforwards is limited to 30% of annual taxable income in any one year.  This tax loss carryforward has not been recognized in the Company’s financial statements.  The Company is not subject to income taxes in the Cayman Islands, although some subsidiaries may be subject to income taxes in their respective jurisdictions.

Beginning with the adoption of FASB Interpretation No. 48, accounting for Uncertainty in Income Taxes (FIN 48) as of January 1, 2007, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than a 50% likelihood of being realized. Changes in recognition or measurement are reflected in the period in which the change in estimate occurs. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained. The adoption of FIN 48 did not have a material impact on the Company’s financial statements.

The Company records interest related to unrecognized tax benefits in interest expense and penalties in financial expenses.

Valuation allowances are established when management determines that it is more likely than not that the deferred tax assets will not be realized.  Refer to Note 20 for additional income tax disclosures.

o)	Foreign currency translation and transactions

The Company translates assets and liabilities of foreign subsidiaries, whose functional currency is the local currency, at exchange rates in effect as of the balance sheet date. Results of operations are translated at the average rates of exchange prevailing during the year.  The Company includes the adjustments resulting from translating the financial statements of such foreign subsidiaries in accumulated other comprehensive income, which is reflected as a separate component of stockholders’ equity.

The Company and its subsidiaries enter into transactions that are denominated in currencies other than their functional currency (foreign currencies), primarily Brazilian real and U.S. dollars. Some of these transactions result in foreign currency denominated assets and liabilities that are revalued periodically. Upon revaluation, transaction gains and losses are generated, which, with the exception of those related to long-term intercompany balances, are reported as exchange gains and losses in other income, net in the consolidated statements of operations in the periods in which the exchange rates fluctuate. Transaction gains and losses on foreign currency denominated long-term intercompany balances for which settlement is not planned or anticipated in the foreseeable future, are reported in accumulated other comprehensive income (loss) in the consolidated balance sheets.

p)	Advertising and marketing expense

The Company expenses advertising and marketing as incurred. Advertising and marketing expense was $428, $274 and $0 for the years ended December 31, 2008 and 2007 and the period from June 8, 2006 (date of inception) to December 31, 2006, respectively.

q)	Concentration of credit risk

Credit risk is the risk that the Company may incur losses if counterparties to the Company’s contracts do not pay amounts owed to the Company. The Company’s primary credit risk derives from the sales of its products. Credit risk also derives from financial instruments which potentially subject the Company to concentrations of credit risk include (i) cash and cash equivalents, (ii) trade accounts receivable and (iii) advances to suppliers. The Company limits its credit risk associated with cash and cash equivalents by placing its investments with highly rated financial institutions in short-term securities. With respect to trade accounts receivable, the Company limits its credit risk by performing ongoing credit evaluations. All such customers are meeting current commitments, are operating within established credit limits and are considered by management to represent an acceptable credit risk level. The Company believes no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade accounts receivable. Advances to suppliers are made only to select long-standing suppliers. The financial condition of such suppliers is analyzed on an ongoing basis to limit credit risk.

The Company places its temporary cash investments with various financial institutions. At times, such investments may be in excess of federally insured limits or be held at institutions that are not federally insured. The Company has not experienced losses in such accounts. The Company maintains its cash balances at Wachovia Bank, JP Morgan Chase, Vanguard, Bic Banco (Cayman), and Bic Banco (Brazil), Unibanco (Brazil) as well as smaller accounts at several Brazilian banks.  Not all of these institutions are FDIC insured and for those that are FDIC insured, balances are typically held well in excess of the FDIC insured limits of $250.

The Company operates under certain environmental licenses and permits obtained from governmental authorities. Failure to obtain permits on a timely basis or to maintain permits in proper order could materially affect the Company’s ability to operate.

The Company’s customers are located in Brazil. The Company extends credit to its customers and historically has not experienced significant losses relating to receivables from individual customers or groups of customers.  The Company has only one customer for its biodiesel business, Petrobrás.  In 2008, Petrobrás was also the 2nd largest customer for the Company’s ethanol business.  Biodiesel sales to Petrobrás amounted to $25,701 and $2,943 in 2008 and 2007, respectively.  Ethanol sales to Petrobrás amounted to $3,203 and $0 in 2008 and 2007, respectively.  Overall, sales to Petrobrás amounted to 57% and 39% of the Company’s total revenues in 2008 and 2007, respectively.  Overall, the Company’s top 5 customers comprised 73% of its revenues in 2008.

There have been significant fluctuations in the exchange rates between the Brazilian currency and the US dollar. For example, during 2008, the US dollar/ real exchange rate appreciated from R$1.8150 per US $1.00 on January 1, 2008 to R$1.5608 by August 2, 2008 or 16%, but then depreciated to R$2.356 by December 31, 2008, or 50% from the high in August, according to Oanda.com.  Since year-end 2008, the real has appreciated by 17% to R$1.9476 on June 29th, 2009 according to Oanda.com.

r)	Labor concentration

The Company enters into collective bargaining agreements with employees located at each of the Company’s operating facilities.  The percentage of the Company’s workforce covered by collective bargaining agreements was 99%, 99%, and 0% during 2008, 2007 and 2006, respectively.  100% of these agreements will expire within one year.

s)	Interest rate risk

Interest rate risk is the risk that the Company will incur economic losses due to adverse changes in interest rates. This interest rate exposure principally relates to changes in the market interest rates affecting the cash equivalents and loans. The Company has not contracted derivatives to hedge against the rate volatility risk.

t)	Exchange rate risk

Exchange rate risk is the risk that changes in foreign currency exchange rates may cause the Company to incur losses due to fluctuations in exchange rates, leading to a reduction in assets or an increase in liabilities amounts. The Company’s primary exposures to foreign currency exchange fluctuations are the Brazilian real/U.S. dollar exchange rates.  As of December 31, 2008, the Company’s Brazilian subsidiaries had $6,254 of outstanding short-term loans from Brazilian banks denominated in U.S. dollars.  Such loans were guaranteed by $4,699 of U.S. dollar deposits by the Company.

u)	Market price risk

The Company made agreements with third parties to sell biodiesel on future dates at a predetermined price. The Company has not entered into forward contract to reduce price risks caused by market fluctuations.

v)	Segment reporting

A segment is a distinguishable component of the Company that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. At this time the Company has three segments: Ethanol, Biodiesel and Corporate.  Refer to Note 26 for additional information on segment reporting.

w)	Revenue recognition

The Company derives its revenue from sales of ethanol and biodiesel. Revenues are recognized when title to the products is transferred. The Company recognizes revenue on products it sells to distributors when, according to the terms of the sales agreements, delivery has occurred, performance is complete, no right of return exists, and pricing is fixed or determinable at the time of sale.

There are several additional conditions for recognition of revenue: that the collection of sales proceeds be reasonably assured based on historical experience and current market conditions, that pricing be fixed or determinable, and that there be no further performance obligations under the sale. Revenues are disclosed net of taxes and discounts.

The Company follows Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition, the SEC’s interpretation of accounting guidelines on revenue recognition. The Company records sales net of applicable sales tax.

x)	Comprehensive income (loss)

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

y)	Earnings per share

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

4.	NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 which establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. SFAS No. 157 also requires disclosure about how fair value is determined for assets and liabilities and establishes a hierarchy for which these assets and liabilities must be grouped, based on significant levels of inputs as follows:

●	Level 1 quoted prices in active markets for identical assets or liabilities;

●	Level 2 quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability; or

●	Level 3 unobservable inputs, such as discounted cash flow models or valuations.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS 157 became effective for the Company beginning January 1, 2008 and its adoption did not have a material effect on the Company’s financial statements.

In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-2 “Effective Date of FASB Statement No. 157”, which delays the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except items that are recognized or disclosed at fair value in the financial statements on a recurring basis. FSP FAS No. 157-2 defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and for interim periods within those fiscal years. The Company is currently evaluating whether the adoption of SFAS No. 157, for items within the scope of FSP FAS No. 157-2, will have an impact on its consolidated financial position, results of operations or cash flows.

The FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” SFAS No. 160 establishes accounting and reporting standards for noncontrolling interests in subsidiaries. This statement requires the reporting of all noncontrolling interests as a separate component of stockholders’ equity, the reporting of consolidated net income (loss) as the amount attributable to both the parent and the noncontrolling interests and the separate disclosure of net income (loss) attributable to the parent and to the noncontrolling interests. In addition, this statement provides accounting and reporting guidance related to changes in noncontrolling ownership interests. Other than the reporting requirements described above which require retrospective application, the provisions of SFAS No. 160 are to be applied prospectively in the first annual reporting period beginning on or after December 15, 2008. The Company currently does not have any noncontrolling interests in subsidiaries.  As such, the adoption of SFAS No. 160 will not have a material impact on the Company’s financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (“SFAS 141(R)”) which replaces FASB Statement No. 141, Business Combinations. This Statement establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquire; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The provisions of this statement are to be applied prospectively to business combination transactions in the first annual reporting period beginning on or after December 15, 2008.  This Statement will only impact the Company’s financial statements in the event of a business combination on or after this date.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of SFAS No. 115” (“SFAS 159”).   SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement became effective for the Company as of January 1, 2008. Comanche does not believe the adoption of SFAS 159 will have an impact on its consolidated financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133" (Statement 161). Statement 161, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, requires companies with derivative instruments to disclose information about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under Statement 133, and how derivative instruments and related hedged items affect a company's financial position, financial performance, and cash flows. The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit-risk-related contingent features in derivative agreements, counterparty credit risk, and the company's strategies and objectives for using derivative instruments. The Statement expands the current disclosure framework in Statement 133. Statement 161 is effective prospectively for periods beginning on or after November 15, 2008. Early adoption is encouraged. At the moment, this Statement does not affect the Company’s consolidated financial statements, but it may have an impact in the future.

In April 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets,” which amends the factors to be considered in renewal or extension assumptions used to determine the useful life of a recognized intangible asset. FSP FAS 142-3 is effective for interim periods and fiscal years beginning after December 15, 2008. The measurement provisions of this standard will apply only to intangible assets of the Company acquired after the effective date. Since the Company did not acquire any intangible assets subsequent to April 2008, the adoption of FSP FAS 142-3 will not have an impact on its consolidated financial position, results of operations or cash flows.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with accounting principles generally accepted in the United States (“the GAAP Hierarchy”). SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Oversight Board (“PCAOB”) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” The GAAP Hierarchy under SFAS No. 162 is as follows:

(a)
FASB SFAS and Interpretations, FASB Statement 133 Implementation Issues, FASB Staff Positions, and American Institute of Certified Public Accountants (“AICPA”) Accounting Research Bulletins and Accounting Principles Board Opinions that are not superseded by actions of the FASB.

(b)	FASB Technical Bulletins, and if cleared by the FASB, AICPA Industry Audit and Accounting Guides and Statements of Position.

(c)	AICPA Accounting Standards Executive Committee Practice Bulletins that have been cleared by the FASB, consensus positions of the FASB EITF and the topics discussed in Appendix D of EITF Abstracts.

(d)
Implementation guides (Q&As) published by the FASB staff, AICPA Accounting Interpretations, AICPA Industry Audit and Accounting Guides and Statements of Positions not cleared by the FASB, and practices that are widely recognized and prevalent either generally or in the industry.

In June 2008, the FASB issued FSP Emerging Issues Task Force (“EITF”) 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities.” FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. FSP EITF 03-6-1 provides that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of Earnings Per Share (“EPS”) pursuant to the two-class method. Upon adoption, all of a company’s prior period EPS data presented shall be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform with the provisions of FSP EITF 03-6-1. Early application is not permitted for FSP EITF 03-6-1. The Company is currently evaluating the effect, if any, that FSP EITF 03-6-1 will have on its financial statements.

5.	ACQUISITIONS

The Company acquired the businesses described below as they represent mid-sized new ethanol and biodiesel production facilities in privileged agricultural and logistical settings which are aligned with the Company’s business initiatives.

In April 2007, Canitar acquired certain farmland and ethanol production equipment in the area of Ourinhos, state of São Paulo, Brazil, for approximately $14 million in cash and 165,049 shares of the Company’s common stock, inclusive of closing costs.  Approximately $12 million of this total was allocated to property and equipment, with the remainder being allocated to environmental licenses. As a result of this transaction $7,569 of liabilities were assumed.

In April 2007, Santa Anita acquired substantially all of the assets of Destilaria de Álcool Simões Ltda. an ethanol producer in the vicinity or Tatuí, state of São Paulo, Brazil, for approximately $36 million, inclusive of closing costs. Approximately $25 million in cash of this total was allocated to property and equipment, $3 million to environmental licenses obtained in the acquisition and the remainder to goodwill. As a result of this transaction $1,930 of liabilities were assumed.

In April 2007, Bahia acquired substantially all of the assets of IBR - Indústria Brasileira de Resinas Ltda., a biodiesel producer in the vicinity or Salvador, state of Bahia, Brazil on April 5, 2007, for approximately $12 million in cash, inclusive of closing costs. Approximately $9 million of this total was allocated to property and equipment, $2 million to environmental licenses and the remainder to goodwill. As a result of this transaction $1,032 of liabilities were assumed.

The Company has no contingent payment obligations, options or commitments in connection with the acquisition agreements mentioned above.

The goodwill resulting from these acquisitions is not deductible for tax purposes.

In 2008, the Company recognized an impairment loss of $13,824 related to the goodwill and environmental licenses discussed above, which is further described in Note13.

6.	SUPPLEMENTAL CASH FLOW DISCLOSURES

The following non-cash transactions took place during 2007 and 2008.  There were no non-cash transactions during 2006.  See Note 18 for additional information about the items disclosed below:

•
In connection with a private placement in April 2007, the Company’s founders agreed to convert $0.4 million of their advances to equity and agreed to certain restrictions on the repayment of the remaining advances.

•
In June 2008, in exchange for secured convertible notes in the aggregate principal amount of $38.8 million, the Company issued (1) secured notes (the “2008 Notes”) in the aggregate principal amount of $18.8 million and (2) an aggregate of 6,573,041 Ordinary Shares.

•
In June 2008, in exchange for Cash Bridge Notes in the aggregate principal amount of $25.0 million, the Company issued (A) 2008 Notes in the aggregate principal amount of $12.6 million, (B) an aggregate of 753,845 Ordinary Shares, (C) Series A, B & C Warrants. The Company also issued to such persons an aggregate of 102,084 Ordinary Shares as a fee.

•
In June 2008, outstanding Equity Bridge Notes in the aggregate principal amount of $10.25 million were prepaid by issuing to the holders thereof an aggregate of 1,933,518 shares of common stock of the Company. The payment included all outstanding principal plus accrued interest on such Equity Bridge Notes and a prepayment fee.

•
In connection with the convertible debt exchange offer, warrant exchange offer, cash bridge note exchange offer and the equity bridge note call, the Company recorded a non-cash loss on extinguishment of debt of $28.0 million in 2008.

7.	RESTRICTED CASH

As of December 31, 2008 and December 31, 2007, the Company had interest-bearing bank accounts totaling $4,699 and $908 respectively, which consisted of investments deposited overseas that are pledged as collateral for certain loans to the Company’s subsidiaries.

8.	ACCOUNTS RECEIVABLE

The following is a summary of accounts receivable:

	December 31, 2008	December 31, 2007

Accounts receivable	$3,550	$1,367
Allowance for doubtful accounts	(656)	(165)

	$2,894	$1,202

The following are the changes in allowance for doubtful accounts during the years ended December 31, 2008 and 2007:

	Balance at	Net	Write-offs,	Balance at
	beginning of year	additions	net of Recoveries	end of year

December 31, 2008	$165	$858	$(367)	$656
December 31, 2007	$-	$252	$(87)	$165

9.	INVENTORIES

The following is a summary of inventory balances:

	December 31, 2008	December 31, 2007

Raw Materials	$7,838	$4,549
Spare Parts and Other Inventory	852	486
Finished Goods	3,866	9,429
Less: Reserves	(1,066)	(137)

	$11,490	$14,327

Reserves relate to the write-down of the Company’s glycerin inventory (a byproduct of biodiesel production) to fair market value.  For the years ended December 31, 2008 and 2007 and the period from June 8, 2006 (Date of Inception) to December 31, 2006 the Company recorded charges of $1,368, $244 and $0, respectively for inventory write-downs.  Such charges are recorded in the consolidated statement of operations within cost of goods sold.  All of the write-downs were recorded within the Company’s biodiesel segment.

10.	PREPAID EXPENSES AND OTHER

Prepaid expenses and other consists of the following balances:

	December 31, 2008	December 31, 2007

Prepaid ethanol purchases	$3,326	$3,946
Agricultural advances	3,203	2,675
Prepaid Feedstock and Maintenance Supplies	2,445	-
Recoverable taxes	4,835	894
Other	648	520

	$14,457	$8,035

Recoverable taxes include tax credits on capital improvements and the purchase of new equipment as well as taxes withheld on the sale of biodiesel to Petrobrás, which is recoverable in 2009.  The non-current portion of recoverable taxes is included under Non Current Assets within the accompanying consolidated balance sheet.

11.	PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property, plant and equipment balances for the periods shown:

	December 31, 2008	December 31, 2007

Land	$7,241	$9,432
Buildings	7,681	4,711
Vehicles, Machinery and Equipment	79,253	42,796
Sugarcane Planting Costs	10,734	6,494
Other Fixed Assets	812	138
Construction in Progress	11,633	11,650
Less: Accumulated Depreciation	(5,734)	(3,439)

	$111,620	$71,782

During 2008 $2,423 of interest was capitalized and is included in construction in progress.  During 2007 interest expense was not capitalized as part of construction in progress as the majority of funding used for capital expenditures resulted from equity transactions.

12.	DEBT ISSUANCE COSTS

Direct expenses such as legal, accounting and underwriting fees incurred to issue or extend debt, are included in debt issuance costs, net in the consolidated balance sheets. Debt issuance costs are amortized to interest expense over the term of the related debt. In 2007, the Company capitalized $5,060 of debt issuance costs in connection with the April and June convertible note issuance and the December bridge note issuance.  In 2008, the Company capitalized an additional $2,532 of debt issuance costs in connection with the issuance of Senior Secured Notes described in Note 17.  As part of that transaction, the Company also exchanged or retired the bridge notes and some of the convertible notes and wrote off $1,883 of unamortized debt issuance costs associated with these securities.  See Note 18 for more information on these transactions.  Interest expense includes the amortization of debt issuance costs of $1,070, $549 and $0 in 2008, 2007 and 2006, respectively.

The following is a summary of debt issuance costs:

	December 31, 2008	December 31, 2007

Debt Issuance Costs	$4,668	$4,019
Accumulated Amortization	(1,619)	(549)

	$3,049	$3,470

13.	LICENSES AND GOODWILL

The changes in the carrying amount of goodwill as of December 31, 2008 and December 31, 2007 by reportable segment are as follows:

	Ethanol	Biodiesel	Total
Balance as of December 31, 2006	$-	$-	$-

Acquisitions	8,011	-	8,011
Foreign currency translation	1,176	-	1,176
Balance as of December 31, 2007	9,187	-	9,187

Acquisitions	-	-	-
Foreign currency translation	(2,460)	-	(2,460)
Impairment charge	(6,727)	-	(6,727)

Balance as of December 31, 2008	$-	$-	$-

Other indefinite-lived intangible assets consist of licenses which represent the value of environmental licenses and permits obtained from governmental authorities in connection with the Canitar, Santa Anita and Bahia acquisitions discussed in Note 5. These licenses are deemed to have an indeterminate life and, hence, their value is not amortized. The carrying value of the Company’s licenses at December 31, 2008 and 2007 was $0 and $9,605, respectively.

In the fourth quarter of 2008, the Company recorded a non-cash impairment charge for goodwill and indefinite-lived licenses within its ethanol segment of $6,727 and $5,033, respectively. In the fourth quarter of 2008, the Company also recorded a non-cash impairment charge within its biodiesel segment for licenses of $2,064.  These charges are included within the line item “Impairment charge” in the accompanying statement of operations for the year ended December 31, 2008 and  resulted from reductions in the estimated fair value of these reporting units primarily due to the impact of the current economic downturn on these reporting units. Since the fair values of these reporting units were below their carrying amounts including goodwill, the Company performed additional fair value measurement calculations to determine the total impairment. As part of this impairment calculation, the Company also estimated the fair value of the significant tangible and intangible long-lived assets of each reporting unit.

14.	DUE TO AFFILIATES

The outstanding balances refer to advances from an officer and affiliated companies controlled by the officers to fund the Company’s U.S. and Brazilian operations before the April 2007 private placement transaction. The loans accrue interest at rates of 6% to 9% annually and are repayable on demand. The outstanding balance is composed of as follows:

	December 31, 2008	December 31, 2007	Annual interest rate (%)

Palatum Investments, LLC	$511	$468	9%
Octet Brazil Inc.	692	870	6%
Greenwich Administrative Services, LLC	173	320	9%

	$1,376	$1,658

15.	SHORT-TERM AND OTHER LONG-TERM DEBT

Outstanding balances under the Company’s short-term and other long-term debt obligations are comprised of the following:

					Outstanding Balance
			Annual Interest
	Maturity	Currency	Rate - %		Dec 31, 2008	Dec. 31, 2007
Cash Bridge Notes	2008	US Dollar	20 – 29	%*	$-	$25,000
Less: Amortized value of debt discount					-	(229)
Equity Bridge Notes	2008	US Dollar	20	%*	-	10,250
Bank Lines of Credit and other	2009	Brazilian Reais	9 – 24%		16,678	15,157
Capital Lease Obligations	2009-2013	Brazilian Reais	5 - 25%		3,436	911

					20,114	51,089
Less: Current Maturities					(17,097)	(50,991)

Other Long-Term Debt					$3,017	$98

* Principal and Interest on the Equity Bridge Notes and a portion of the interest on the Cash Bridge Notes were payable in shares of common stock of the Company.

Included within bank lines of credit is $6,254 of debt held by Comanche Participacoes in Brazil as of December 31, 2008 that is payable in Brazilian Reais based on the U.S. dollar exchange rate in effect at the time the borrowings are drawn. The weighted average interest rate during 2008 and related to these bank lines of credit was 10.7%. The Company revalues amounts outstanding under these lines of credit at the end of each reporting period and records any differences in the exchange rates within other income (expense) on the accompanying statement of operations.  Refer to Note 24 for additional information.

The average dollar amount of borrowings under the Company’s bank lines of credit was $16,015 and $4,320 during 2008 and 2007, respectively.  In the aggregate, the weighted-average interest rate on outstanding short-term borrowings was 19.2% and 20.8% during the years ended December 31, 2008 and 2007, respectively.  Amounts outstanding under the bank lines of credit are collateralized by various assets including underlying vehicles, inventory, and escrows.

Amounts outstanding under the Company’s other long-term obligations consist of capital lease obligations with maturity dates ranging from 2010 through 2013 and weighted average interest rates ranging from 5% to 25%.

16.	CONVERTIBLE DEBT

Outstanding balances are comprised of the following:

			Annual	Outstanding Balance
			Interest	Dec 31	Dec. 31,
	Maturity	Currency	Rate - %	2008	2007

Convertible Notes	2012	US Dollar	Libor + 3.5%	$23,038	$61,803
Less: Amortized values of warrants issued	-	-	-	(1,550)	(6,262)

Total				$21,488	$55,541

Less: Current Maturities				-	-

Long-Term Portion				$21,488	$55,541

During 2007, the Company issued approximately $61.8 million of convertible notes due April 2012. The convertible notes bear interest at a rate of 12 month Libor plus 3.5% per annum and are convertible into shares of the Company’s common stock at a price of $5.50 per share (“Convertible Notes”).  In connection with the issuance of the Convertible Notes, the Company issued five-year warrants to purchase 4,494,731 shares of its common stock for $5.30 per share. The Company accounted for the portion of the warrants related to the Senior Secured Notes as debt discount amortized over the term of the Senior Secured Notes in accordance with APB No. 14 Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants based on the fair value of the warrants at the time of the exchange.

During 2008 certain holders of the Company’s Convertible Notes exchanged their notes for other Company securities. The Company recognized a charge of approximately $28 million during the year ended December 31, 2008 recorded as “Loss on extinguishment of debt” on the statement of operation as a result of the convertible debt exchange offer described in Note 18.

Interest on the Convertible Notes is payable quarterly in arrears. The weighted average interest rate under the Convertible Notes was 6.86% and 9.92% for the ended December 31, 2008 and 2007, respectively. No principal repayments are required on the Notes prior to the maturity date. Refer to Note 18 for additional information on the 2007 and 2008 financing transactions.

The repayment of the Convertible Notes was originally secured by guarantees given by certain subsidiaries of the Company - Comanche Corporation, Comanche Clean Energy LLC and Comanche Participações - and the pledge by each of the Company, Comanche Corporation and Comanche Clean Energy LLC of the equity securities of the subsidiary directed owned by it. However, in connection with the transactions described Note 18, such guarantees and pledges were released and terminated. During June 2009, all of the outstanding Convertible Notes were exchanged for shares of the Company’s common stock in connection with the 2009 restructuring described in Note 29.

17.	SENIOR SECURED NOTES

Outstanding balances are comprised of the following:

			Annual	Outstanding Balance
			Interest	Dec 31	Dec. 31,
	Maturity	Currency	Rate - %	2008	2007

Senior Secured Notes and PIK Notes	2013	US Dollar	12.5-13.5%	$73,995	$-
Less: Amortized values of warrants issued	-	-	-	(3,213)	-

Total				$70,782	$-

Less: Current Maturities				-	-

Long-Term Portion				$70,782	$-

During 2008 the Company issued 12.5% Senior Secured Notes aggregating to $68,917 in exchange for cash, secured convertible notes and cash bridge notes issued during 2007 (“Senior Secured Notes”).  Refer to Note 18 for additional information on the 2007 and 2008 financing transactions.  During the year, the Company also elected to pay the first four quarterly interest payments under the Senior Secured Notes in the form of Payment-In Kind Notes (“PIK Notes”).  The total amount outstanding under the PIK Notes as of December 31, 2008 was $5,078. Under the terms of the Securities Purchase Agreement pursuant to which the Notes were issued, this election raised the interest rate on the Notes from 12.5% to 13.5% for those periods when PIK Notes are issued in lieu of cash interest payments. No principal repayments are required on the Senior Secured Notes prior to the maturity date.

In connection with the issuance of the Senior Secured Notes described above, the Company also issued: (a) five year warrants to purchase an aggregate of 579,545 shares of common stock at $7.48 per share (the “Series A Warrants”); (b) five year warrants to purchase an aggregate of 615,347 shares of common stock at $8.13 per share (the “Series B Warrants”); and (c) five year warrants to purchase an aggregate of 1,410,397 shares of common stock at $9.75 per share (the “Series C Warrants” and collectively with the Series A Warrants and the Series B Warrants, the “2008 Warrants”). The Company accounted for the portion of the warrants related to the Senior Secured Notes as debt discount amortized over the term of the Senior Secured Notes in accordance with APB No. 14 Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants based on the fair value of the warrants at the time of the exchange.

The Senior Secured Notes are due and payable on June 18, 2013 and bear interest at a rate of 12.5% per annum. Interest on the Senior Secured Notes is payable quarterly in arrears. The Company may elect to pay interest payable on the first four interest payment dates by increasing the outstanding principal amount of the note with the amount of such interest being calculated at the rate of 13.5% per annum rather than 12.5% per annum.  The weighted average interest rate under the Senior Secured Notes amounted to 13.5% in 2008.

After June 18, 2010, the Company has the right to redeem all or any portion of the outstanding principal and accrued interest on the Senior Secured Notes by paying the principal and accrued interest thereon plus a prepayment premium. The Company is required to prepay all or a portion of the outstanding principal amount and accrued interest on the 2008 Notes upon the occurrence of certain events.

The Senior Secured Notes contain certain affirmative and negative covenants, including compliance with environmental laws, incurrence of additional indebtedness, creation of liens, entering into sale and leaseback transactions, the making of loans or advances or investments, mergers, consolidations and liquidations, the disposition of assets, the payment of dividends and restricted payments, transactions with affiliates, the maintenance of certain financial ratios, the prepayment of other indebtedness, limitations on the issuance of certain capital stock, a limitation on creating subsidiaries and special purpose entities, accounting changes and changes in the Company’s fiscal year and other covenants.  In connection with the 2009 Restructuring disclosed under Note 29, the maximum consolidated leverage ratio was increased and the compliance period for the maximum consolidated leverage ratio was amended to commence with the quarter ending September 30, 2009. The Company was not required to comply with any financial covenants during 2008.

The repayment of the Senior Secured Notes is secured by guarantees provided by the following subsidiaries of the Company: Comanche Participações, Canitar, Santa Anita, Bahia, Operações and Maranhão (collectively, the “Guarantors”), and the pledge by each of Participações and Operações of the equity securities of the subsidiary or subsidiaries directly owned by it as of the date of the closing as well as a security interest in the assets of Canitar, Santa Anita and Bahia.

The Company is the ultimate “Parent Company” of its subsidiaries and has no independent assets or operations as defined under Rule 3-10 of Regulation S-X other than amounts related to its investment in its consolidated subsidiaries. The guarantees under the Senior Secured Notes are full and unconditional and joint and several.  Other non-guarantor subsidiaries of the Parent Company are minor.   There are no significant restrictions on the ability of the Parent Company or any guarantor to obtain funds from its subsidiaries by dividend or loan other than the provisions under the Senior Secured Notes which prohibit the payment of dividends.  There are no restricted net assets related to the Company’s consolidated subsidiaries as of December 31, 2008.

18.	FINANCING TRANSACTIONS

In April 2007, the Company completed a $59.8 million private placement exclusive of any transaction costs (the “April 2007 Placement”), consisting of $15 million of ordinary shares and $44.8 million of convertible notes due April 2012. The convertible notes bear interest at a rate of 12 month Libor plus 3.5% per annum and are convertible into our Ordinary Shares at a price of $5.50 per share

In June 2007, the Company completed a $22.3 million private placement exclusive of any transaction costs (the “June 2007 Placement”), consisting of $5.25 million of its Ordinary Shares and $17.05 million of convertible notes due April 2012. The convertible notes bear interest at a rate of 12 month Libor, plus 3.5% per annum and are convertible into ordinary shares at a price of $5.50 per share.

In connection with the April 2007 Placement, in April 2007 the Company’s founders agreed to convert $0.4 million of their advances (See Note 14) to equity and agreed to certain restrictions on the repayment of the remaining advances.

On December 20, 2007 an additional private placement was closed consisting of 1,708,333 Ordinary Shares, secured notes in the aggregate principal amount of $25,000,000 (the “Cash Bridge Notes”) Due December 20, 2008 or earlier in certain circumstances, and unsecured notes in the aggregate principal amount of $10,250,000 (the “Equity Bridge Notes”). In addition, the Company issued an aggregate of 104,167 Ordinary Shares in payment of a portion of commitment fees payable in respect of the Cash Bridge Notes.  The aggregate purchase price received for the sale of such securities was $45.25 million.

During the period from June 18, 2008 to June 25, 2008 Comanche issued and sold (a) Senior Secured 12.5% Notes due 2013 in the aggregate principal amount of $37.5 million (the “2008 Notes”), (b) an aggregate of  4,615,385 Ordinary Shares, (c) five year warrants to purchase an aggregate of 460,228 Ordinary Shares at $7.48 per share (the “Series A Warrants”), (d) five year warrants to purchase an aggregate of 488,658 Ordinary Shares at $8.13 per share (the “Series B Warrants”) and (e) five year warrants to purchase an aggregate of 1,120,023 Ordinary Shares at $9.75 per share (the “Series C Warrants” and collectively with the Series A Warrants and the Series B Warrants, the “2008 Warrants”).  The aggregate purchase price received for the sale of such securities was $67.5 million.

In addition, on June 18, 2008, in exchange for the secured convertible notes in the aggregate principal amount of $38.8 million issued in the April 2007 Placements and the June 2007 Placements, the Company issued (1) secured notes (the “Senior Secured Notes”) in the aggregate principal amount of $18,817,000 and (2) an aggregate of 6,573,041 Ordinary Shares. In connection with such exchange, warrants (the “2007 warrants”) were exercised to purchase an aggregate of 1,934,489 of our Ordinary Shares at a reduced exercise price of $4.60 per share (as compared to the exercise price of $5.30 at which such warrants had originally been issued). Holders of the secured convertible notes also received all accrued interest on such notes through the date of exchange.

In addition, on June 18, 2008, in exchange for the Cash Bridge Notes issued in December 2007, the Company issued (A) 2008 Notes in the aggregate principal amount of $12.6 million, (B) an aggregate of 753,845 Ordinary Shares, (C) Series A Warrants to purchase an aggregate of 119,317 Ordinary Shares, (D) Series B Warrants to purchase an aggregate of 126,689 Ordinary Shares and (E) Series C Warrants to purchase an aggregate of 290,374 Ordinary Shares (collectively, the “2008 Warrants”). The Company also issued to such persons an aggregate of 102,084 Ordinary Shares as a fee and paid such persons all accrued interest on their Cash Bridge Notes through the date of exchange.

The consummation of the June 2008 transactions triggered the maturity of the remaining Cash Bridge Notes. Therefore, in full satisfaction of all of the Company’s obligations to such holders under such Cash Bridge Notes, an aggregate of $7.5 million was also paid to certain holders of the Cash Bridge Notes whose Cash Bridge Notes were not exchanged for other securities of the Company.

On June 21, 2008 all of the outstanding Equity Bridge Notes were prepaid by issuing to the holders thereof an aggregate of 1,933,518 Ordinary Shares, valued at $6.00 per share. The payment included all outstanding principal and accrued interest on such Equity Bridge Notes through the date of prepayment and a prepayment fee in accordance with the terms of the Equity Bridge Notes.

The issuance and sale of the 2008 Notes and 2008 Warrants was made pursuant to a Securities Purchase Agreement dated as of June 18, 2008 among the Company, Comanche Participações, Canitar, Santa Anita, Bahia, Maranhão, Comanche Operações e Societárias Ltda. and certain buyers party thereto.

In connection with the exchange convertible debt exchange offer, warrant exchange offer, cash bridge note exchange offer and the equity bridge note call, the Company recorded a loss on extinguishment of debt of $28,004 in 2008.

19.	SHAREHOLDERS’ EQUITY

Common and Preferred Stock

On incorporation on February 9, 2007, the Company authorized 110,000,000 shares, consisting of 100,000,000 ordinary shares and 10,000,000 preference shares (also called “preferred stock”), and issued 2 ordinary shares of $ 0.001 each.  During 2007 and 2008, an additional 25,474,811 ordinary shares were issued primarily in connection with the transactions described in Note 18.  During 2007 and 2008 there were no dividend and liquidation preferences on the Company’s common stock, nor were there any participation rights or restrictions on transfers of the stock.

The Company does not have any policy regarding distribution of dividends.  The provisions under the Senior Secured Notes currently prohibit the payment of dividends.  Holders of ordinary shares are entitled to one vote per share. As of December 31, 2008, there were no shares of preferred stock outstanding.

During 2008, the Company issued 4,615,384 and 8,507,530 shares in connection with the Senior Secured Notes financing and Convertible Notes and Warrant exchange, respectively described in Note 18. The Company also issued 2,999,866 shares as a result of the extinguishment of the equity and cash bridge notes, 115,000 shares in satisfaction of placement fees and other costs incurred in connection with the 2008 financing transaction described in Note 18.

Warrants

In connection with the issuance of the Convertible Notes and common stock in April and June 2007, the Company issued 7,532,231 warrants to purchase shares of the Company’s common stock at $5.30 per share.  As part of the Convertible Note exchange described in Note 17, 1,934,489 of these warrants were exercised at a price of $4.60 per share.  As of December 31, 2008, 5,597,740 of these warrants remain outstanding.

In connection with the issuance of the Convertible Notes during 2007, the Company also issued 946,630 warrants to purchase shares of the Company’s common stock at $5.83 per share.  As of December 31, 2008, all of these warrants remain outstanding.

During 2008, the Company issued five year warrants to purchase an aggregate of: 579,545 shares of common stock at $7.48 per share (the “Series A Warrants”); 615,347 shares of common stock at $8.13 per share (the “Series B Warrants”); and 1,410,397 shares of common stock at $9.75 per share (the “Series C Warrants” and collectively with the Series A Warrants and the Series B Warrants, the “2008 Warrants”) in connection with the issuance of the Senior Secured Notes and exchange of the Cash Bridge Notes described in Note 18.  All of these warrants remain outstanding as of December 31, 2008.

20.	INCOME TAXES

The Company is not subject to income taxes in the Cayman Islands, although some subsidiaries may be subject to income taxes in their respective jurisdictions.  As the Company’s subsidiaries have not yet generated any taxable income, no general provision for income taxes is recorded in these financial statements.

Income taxes in Brazil comprise Federal income tax and social contribution, as recorded in the Company's statutory accounting records. There is no state or local income taxes in Brazil. Income taxes in Brazil comprise federal income tax and social contribution. The income tax statutory rates applicable for the years ended December 31, 2008, 2007 and 2006 are presented as follows:

Federal income tax rate	25.0%
Social contribution	9.0%
Composite tax rate	34.0%

As of December 31, 2008 and 2007, the Company's subsidiaries had tax loss carryforwards for income and social contribution taxes in the approximate amount of $27.2 million and $16.9 million, respectively.  These tax loss carryforwards can be used to offset future taxable income and have no expiration, but their use is limited to 30% of Company’s taxable income in any one year. Recognition of deferred tax assets will require generation of future taxable income.

For the purposes of these financial statements, the Company has applied SFAS No. 109,"Accounting for Income Taxes", for all years presented. The effect of adjustments made to reflect the requirements of accounting principles generally accepted in the United States of America, as well as differences between the tax basis of non-monetary assets and the amounts included in the statutory accounting records, prepared in accordance with the Brazilian Corporation Law, have been recognized as temporary differences for the purpose of recording deferred income taxes, except that, in accordance with paragraph 9(f) of SFAS No. 109, deferred taxes have not been recorded for differences relating to certain assets and liabilities that are remeasured from Reais to U.S. dollars at historical exchange rates and that result from changes in exchange rates or indexing to inflation in local currency for tax purposes.

Valuation allowances are established when management determines that it is more likely than not that the deferred tax assets will not be realized.

Beginning with the adoption of FASB Interpretation No. 48, accounting for Uncertainty in Income Taxes (FIN 48) as of January 1, 2007, which requires the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is measured and recorded as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority. Changes in recognition or measurement are reflected in the period in which the change in estimate occurs. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained.

The Company’s net deferred tax asset is comprised of the following:

	As of December 31,
	2008	2007
Tax loss carryforward	$9,247	$5,774

Temporary differences:
Allowance for doubtful accounts	520	865
Inventory reserves	335	-
Accrual for contingencies	271	-
Other	171	92
	1,297	957
Total tax credit	10,544	6,731

Valuation Allowance	(10,544)	(6,731)

Deferred taxes	$-	$-

The Company follows the policy of recognizing deferred tax assets on tax loss carryforwards only when realization is probable. Since it is unclear when the Company’s Brazilian subsidiaries will begin generating taxable income, management has decided to take a valuation allowance for the full amount of the deferred tax benefit.  The valuation allowance will be reduced when management believes that it is more likely than not that all, or a portion, of the deferred tax benefit will be realized by the Company.

21.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The following summarize the components of Selling, General and Administrative Expense for the periods shown:

	For the Twelve Months Ended December 31,		Period from June 8, 2006 (Date of Inception)
	2008	2007	to Dec. 31, 2006

Payroll	$7,126	$3,441	$461
Consulting, Legal & Professional Fees	2,324	1,412	455
Office Expenses	2,056	560	-
Travel	1,176	580	93
Taxes	817	491	-
Insurance	273	118	-
Depreciation and Amortization	261	409	-
Marketing, Publicity and Sales	428	274	-
Bad Debt	858	252	-
Other	505	524	87

Total	$15,824	$8,061	$1,096

22.	STOCK-BASED COMPENSATION

In December 2007, the Company adopted the 2007 Equity Incentive Plan (“Plan”).  Under this Plan, the Company may grant options, stock appreciation rights (“SARS”), restricted stock, performance shares and other stock-based awards to Company directors and employees.  Subject to certain adjustments, the number of options, SARS and stock awards granted under the Plan shall not exceed 10% of the outstanding shares of the Company on a fully diluted basis at any given time.  The Plan is administered by the Compensation Committee of the Board of Directors (“Committee”), which selects persons eligible to receive awards under the Plan and determines the number, terms, conditions, performance measures and other provisions of the awards.  The number of shares of the Company’s common stock available for issuance under the Plan is 4,312,571.  Shares of common stock upon the exercise of stock options are issued from the number of authorized shares available for issuance under the plan

Compensation expense charged against income for grants under the Plan was $387, $301 and $0 for the twelve months ended December 31, 2008, 2007 and 2006 respectively.  These amounts were charged to selling, general and administrative expenses and no income tax benefit was derived from these charges.  No compensation expense related to the Plan was capitalized during the period covered by this statement.

No cash was received from the exercise of options and awards under the Plan during the twelve months ended December 31, 2008, 2007 and 2006.

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

In December 2007, the Securities and Exchange Commission (“SEC”) staff issued Staff Accounting Bulletin (“SAB”) No. 110, which, effective January 1, 2008, amends and replaces SAB No. 107, “Share-Based Payment”. SAB No. 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of the expected term of “plain vanilla” share options in accordance with SFAS No. 123(R), “Share-Based Payment”. Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option. The use of the “simplified” method, which was first described in SAB No. 107, was scheduled to expire on December 31, 2007. SAB No. 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations. The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. Therefore, the Company feels that the “simplified method” for determining the expected life of the options is appropriate since they do not have the historical data to consider in determining the expected life of the newly granted options.

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

The fair value of each Service Award is estimated on the date of grant using the Black-Scholes single option pricing model with the weighted average assumptions described below for the periods presented.  Expected volatility was based on the stock volatility for a group of comparable publicly traded companies.  The risk-free interest rate for periods within the contractual life of the Service Award is based on the U.S. Treasury yield curve in effect at the time of grant.  The expected term was determined based on the simplified method under SAB No. 110 described above.

	2008	2007
Expected volatility	115%	57%
Expected dividend yield	None	None
Expected term	3.3 years	3.3 years
Risk-free interest rate	1.5%	3.6%

The weighted-average grant date fair value of options granted during the years ended December 31, 2008 and 2007 was $13 and $1,362, respectively. The total intrinsic value of options exercised during the years ended December 31, 2008 and 2007 was $0 and $0, respectively.

The following table summarizes option activity under the Plan for the year ended December 31, 2008:

	Shares	Weighted Average Exercise Price
Outstanding non-vested shares at December 31, 2007	811,200	$6.00
Granted	50,000	6.00
Vested	(415,600)	6.00
Forfeited	-	6.00

Outstanding non-vested shares at December 31, 2008	445,600	$6.00

The Company applied a forfeiture rate of 10% when calculating the amount of options expected to vest as of December 31, 2008. The aggregate intrinsic value in the table below is based on the value of the Company’s common stock as of December 31, 2008.  Total stock-based compensation expense, net of forfeitures, was $387 and $301 for the years ended December 31, 2008 and 2007, respectively.  As of December 31, 2008, there was $338 of total unrecognized compensation cost related to non-vested stock-based compensation arrangements granted under the stock incentive plan.

The weighted-average period over which the total compensation cost of non-vested awards not yet recognized is expected to be vest is 1.1 years.

		Weighted	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
Service Awards	Shares	Price	Term	Value
Outstanding at January 1, 2008	1,014,000	$6.00	4.0	$1,362
Granted	50,000	6.00	5.0	13
Forfeited	-	-	-	-
Exercised	-	-	-	-

Outstanding at December 31, 2008	1,064,000	$6.00	4.1	$1,375
Vested or expected to vest as of December 31, 2008	618,400	$6.00	4.1	$765

Exercisable at December 31, 2008	618,400	$6.00	4.1	$765

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

The following table lists Performance Award activity under the Plan for the twelve month period ended December 31, 2008.

		Weighted	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
Performance Awards	Shares	Price	Term	Value
Outstanding at December 31, 2007	1,717,500	$6.00	4.0	$1,845
Granted	-	-	-	-
Forfeited	(1,717,500)	-	-	-
Exercised	-	-	-	-

Outstanding at December 31, 2008	-	$-	-	$-
Vested or expected to vest as of December 31, 2008	-	$-	-	$-

Exercisable at December 31, 2008	-	$-	-	$-

All of the Performance Awards were forfeited in 2008, since the Company did not meet the goals specified at the time of the option grant.  No amounts were expensed related to Performance Awards in 2007 or 2006.

Restricted Stock, Performance Shares and other stock-based awards

No restricted stock, performance shares or other stock-based awards were granted in the periods covered by these financial statements.

23.	INTEREST EXPENSE

Interest expense consisted of the following:

	Years ended		June 8 (Date of Inception)
	2008	2007	- Dec. 31, 2006
Senior Secured Notes	$5,757	$-	$-
Convertible Notes	4,582	5,284	-
Bridge Loans	3,148	826	-
Other	3,795	934	76

Total	$17,282	$7,044	$76

24.	OTHER INCOME (EXPENSE), NET

Other income (expense) includes foreign exchange gains (losses) of ($1,661) in 2008 and $77 in 2007 resulting from the revaluation of debt held by Comanche Participacoes in Brazil that is payable in Brazilian Reais based on the U.S. dollar exchange rate in effect at the time the borrowings are drawn.   Refer to Note 15 for additional information.

On September 28, 2007, during a dry electrical storm, an ethanol storage tank at the Company’s Canitar facility was struck by lightning, and the resulting blaze extended to 2 adjoining additional ethanol tanks. The Company recorded a provision of $3,189 in connection with this incident, including $2,801 for inventory and $388 for property plant and equipment during the year ended December 31, 2007. There was no tax offset taken against this charge. During 2008, the Company recovered $1,638 of the damages resulting from this incident from its insurance company.  The amount received from the insurance company was recorded as other income during 2008 on the accompanying consolidated statement of operations.

During 2007, a subsidiary of the Company, Destilaria de Álcool Simões Ltda. (the predecessor of  Santa Anita), received notice from the tax authorities of the State of São Paulo, disputing tax credits taken by Simões between September 2003 and August 2005.  The amount of tax credits in dispute amounts to approximately $1.95 million.  See Note 28.  In accordance with U.S Generally Accepted Accounting Principles, the Company has accrued a liability for the full $1.9 million as of December 31, 2007.  In accordance with SFAS No. 5, any eventual recovery from Vibrapar (the former owner of Simões) will be recognized as it is received.

25.	COMPUTATION OF LOSS PER SHARE

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. Dilutive loss per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of the incremental common shares that may be issued upon the exercise of stock options. Common equivalent shares are excluded from the calculation if their effect is anti-dilutive.

Computations of basic and diluted loss per share for the years ended December 31, 2008, 2007, and for the period from June 8, 2006 (Date of Inception) to December 31, 2006 are as follows:

			Period from
			June 8, 2006
	Year Ended December 31,		(Date of Inception)
	2008	2007	to Dec. 31, 2006
Net loss	$(78,600)	$(19,018)	$(1,172)
Basic weighted average common shares outstanding	18,577,251	5,604,859	2
Effect of dilutive securities	-	-	-
Total basic weighted average common shares and
dilutive securities	18,577,251	5,604,859	2
Loss per share:
Basic net loss	$(4.23)	$(3.39)	$(586,000.00)
Diluted net loss	$(4.23)	$(3.39)	$(586,000.00)

As of December 31, 2008 and 2007, the Company’s outstanding convertible debt was potentially convertible into 4,188,667 and 11,236,826 additional ordinary shares of the Company, respectively.  On December 31, 2007, the Company also had $10,250 of short-term debt outstanding which was repayable with 1,708,333 of the Company’s ordinary shares.  Since the inclusion of these shares would have been antidilutive, they were disregarded for the purposes of calculating diluted shares outstanding and diluted earnings per share. There were no other potentially anti-dilutive shares as of December 31, 2008.

26.	SEGMENT INFORMATION

The following segment information has been prepared in accordance with SFAS No. 131 - Disclosure about Segments of an Enterprise and Related information (“SFAS 131”).  The Company defines its operating segments based on its ability to segregate discrete financial information, which is supported by the fact that each of these segments regularly engage in business activity that either earns revenue or incurs expense or both and, also, for which the Company’s organizational structure supports regular executive management review.   For purposes of the evaluation of SFAS 131, the Company views its chief operating decision maker as the Chairman and Chief Executive Officer. The Company’s Chairman and Chief Executive Officer regularly reviews the operating results of its legal entities to determine the allocation of resources and to assess performance.

The Company operates under the following segments, which are described as follows:

•
The ethanol segment produces and sells both hydrous and anhydrous ethanol.  Anhydrous ethanol has a lower water content than hydrous ethanol. Comanche produces fuel ethanol, which is mainly sold in the Brazilian market by fuel distribution companies.

•	The biodiesel segment produces and sells biodiesel made from a variety of feedstocks. At the moment, the only purchaser and distributor of biodiesel in Brazil is Petrobrás

Items that cannot be attributed to these areas are allocated to the corporate segment , especially those items linked with corporate financial management, overhead related with central administration and other expenses.  The corporate segment also transfers cash advances to the ethanol and biodiesel segments.  These advances are recorded as intercompany payables within the ethanol and biodiesel segments and as an intercompany receivable on the corporate segment.  All intercompany balances are eliminated upon consolidation.

The main criteria used to record the results and assets by business segments are summarized as follows:

•	Net operating revenues are considered to be net revenues after discounts and taxes from sales to third parties. There are no sales between business segments.

•
Costs and expenses include the costs of products sold, operating expenses and other expenses that can directly attributed to a segment.  Items not directly attributable to a particular segment are included in corporate overhead.

•	Assets and liabilities include only those items attributable to a particular business segment. Items not attributable to a particular segment are included in corporate overhead.

Refer to Notes 3 (q) and 13 for additional information on the Company’s reportable segments.

The following presents the Company’s balance sheets by segment:

	As of December 31, 2008
	Ethanol	Biodiesel	Corporate	Consolidated
ASSETS
Cash	$375	$8	$2,245	$2,628
Restricted cash	-	-	4,699	4,699
Accounts receivable	289	2,605	-	2,894
Inventories	7,092	4,398	-	11,490
Other current assets	10,595	3,598	310	14,503
	18,351	10,609	7,254	36,214

Fixed assets	98,966	12,499	155	111,620
Other assets	2,798	73	3,050	5,921
Intercompany	(4,778)	(1,127)	5,905	-

Total assets	$115,337	$22,054	$16,364	$153,755

	Ethanol	Biodiesel	Corporate	Consolidated

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities	$33,932	$6,512	$102,078	142,522
Shareholders' equity	81,405	15,542	(85,714)	11,233

Liabilities and shareholders' equity	$115,337	$22,054	$16,364	$153,755

	As of December 31, 2007
	Ethanol	Biodiesel	Corporate	Consolidated
ASSETS
Cash	$180	$223	$34,386	$34,789
Restricted cash	908	-	-	908
Accounts receivable	156	1,046	-	1,202
Inventories	10,134	4,193	-	14,327
Other current assets	6,413	1,536	89	8,038
	17,791	6,998	34,475	59,264

Fixed assets	56,546	15,042	194	71,782
Other assets	15,973	2,819	3,470	22,262
Intercompany	(1,928)	(193)	2,121	-

Total assets	$88,382	$24,666	$40,260	$153,308

	Ethanol	Biodiesel	Corporate	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities	$13,885	$6,861	$100,305	$121,051
Shareholders' equity	74,497	17,805	(60,045)	32,257

Liabilities and shareholders' equity	$88,382	$24,666	$40,260	$153,308

The following presents the Company’s operating statements by segment:

	For the year ended December 31, 2008
	Ethanol	Biodiesel	Corporate	Consolidated
STATEMENT OF OPERATIONS
Net revenues	$22,215	$28,135	$-	$50,350
Cost of sales	(22,312)	(33,509)	-	(55,821)
Gross profit	(97)	(5,374)	-	(5,471)

Impairment charge	(11,760)	(2,064)	-	(13,824)
Selling, general and administrative	(4,941)	(3,322)	(7,561)	(15,824)
Operating expenses	(16,701)	(5,386)	(7,561)	(29,648)
Operating Loss	(16,798)	(10,760)	(7,561)	(35,119)
	-	-
Interest expense	(1,595)	(1,201)	(14,486)	(17,282)
Loss on extinguishment of debt	-	-	(28,004)	(28,004)
Other income (expense)	(874)	(83)	2,762	1,805
	(2,469)	(1,284)	(39,728)	(43,481)

Net loss	$(19,267)	$(12,044)	$(47,289)	$(78,600)

	For the year ended December 31, 2007
	Ethanol	Biodiesel	Corporate	Consolidated
STATEMENT OF OPERATIONS
Net revenues	$3,911	$3,562	$-	$7,473
Cost of sales	(2,701)	(4,205)	-	(6,906)
Gross profit	1,210	(643)	-	567

Operating expenses	(2,966)	(1,212)	(3,883)	(8,061)
Operating loss	(1,756)	(1,855)	(3,883)	(7,494)

Interest expense	(387)	(276)	(6,381)	(7,044)
Other income (expense)	(4,718)	(1)	239	(4,480)
	(5,105)	(277)	(6,142)	(11,524)
Net loss	$(6,861)	$(2,132)	$(10,025)	$(19,018)

	For the year ended December 31, 2006
	Ethanol	Biodiesel	Corporate	Consolidated
STATEMENT OF OPERATIONS
Net revenues	$-	$-	$-	$-
Cost of sales	-	-	-	-
Gross Profit	-	-	-	-

Operating expenses	-	-	(1,096)	(1,096)
Operating loss	-	-	(1,096)	(1,096)

Interest expense	-	-	(76)	(76)
Net loss	$-	$-	$(1,172)	$(1,172)

The following presents supplemental information by segment:

	Ethanol	Biodiesel	Corporate	Total
Depreciation and amortization expense
2008	2,234	838	29	3,101
2007	766	368	10	1,144
2006	-	-	-	-

	Ethanol	Biodiesel	Corporate	Total
Expenditures for additions to long-lived assets
2008	74,703	2,346	38	77,087
2007	69,687	16,885	190	86,762

27.	RELATED PARTY TRANSACTIONS

The Company has related party transactions with its Directors and Officers and with affiliate companies controlled by those individuals.

An affiliate of the Company, Greenwich Administrative Services, LLC (“GAS”), which is owned by officers of the Company, performs various administrative and accounting services for the Company at cost plus 7.5%. Total expenses related to these administrative and accounting services amounted to $ 1,721 and $948 for  2008 and 2007 respectively. Amounts due to GAS are recorded on the financial statements as a “Due to Affiliate” balance. Unpaid amounts bear interest at a rate of 9% annually. The outstanding balance was $173 and $320 as of December 31, 2008 and 2007 respectively.

Various other affiliates had previously advanced funds to the Company prior to the April 2007 private placement transaction. These advances bear interest at rates from 6% to 9% annually and are repayable on demand. $370 of this amount was converted into equity in the Company in April 2007 at $5 per share.  The outstanding balance of these loans was $1,203 and $1,338 as of December 31, 2008 and 2007 respectively.

During 2008, the Company rented or leased to purchase various pieces of transportation equipment from Alexandre Tadeu Kume (then General Manager & CEO Brazil) and Jose Ricardo Kume (then Vice President – Operations, Brazil and General Manager, Biodiesel) (collectively the “Messrs. Kume”).  These transactions were based upon market prices of similar transactions and the amount paid to them or on their behalf during 2008 was $226.  In addition, the Company negotiated for the purchase of a neutral alcohol column from a company affiliated with the Messrs. Kume and Mr. Delmo Vilhena (a Director of the Company at the time), and made a payment of approximately $625 in anticipation of the transaction.  However, the agreed upon conditions to the transaction were not satisfied, including a condition that the affiliate demonstrate title to the subject column.  The Company is not obligated to proceed with the transaction, has a basis to claim for recovery of the amounts paid, and has good title to, possession of and right to use the subject column.

28.	COMMITMENTS AND CONTINGENT LIABILITIES

Commitments

The Company operates under various operating and capital leases for the use of land, office space and vehicles.  The Company also has various commitments for the purchases of sugarcane from third parties. These contracts and commitments range in term from short term to multi-year commitments and are all based upon customary commercial terms.

As of December 31, 2008, future minimum annual payments under non-cancelable operating and capital lease commitments in excess of one year were as follows:

	Operating	Capital
2009	$2,620	$1,115
2010	2,013	1,218
2011	1,701	1,193
2012	1,456	498
2013	862	107
Thereafter	704	0

Total	$9,356	$4,131

Expenses incurred under the operating leases was $1,417, $1,517 and $0 in 2008, 2007 and 2006, respectively.  Amortization of assets under capitalized leases amounted to $233, $0, and $0 in 2008, 2007 and 2006, respectively and is included in depreciation expense.  Accumulated amortization of assets under capital leases amounted to $233 and $0 as of December 31, 2008 and 2007, respectively.

Minimum purchase commitments for sugarcane and biodiesel feedstock are variable based on the total recoverable sugar per kilogram of sugarcane delivered (“TRS”) and the Consecana Regional Index for sugar and alcohol prices.  As of December 31, 2008, future minimum annual payments (based on average TRS content and current Consecana prices) under minimum purchase agreements in excess of one year were as follows:

2009	17,681
2010	17,472
2011	14,877
2012	8,568
2013	2,432
Thereafter	528

Total	$61,558

Costs under these purchase agreements were $5,847, $6,280 and $0 in 2008, 2007 and 2006, respectively.

Under the terms of the aforementioned agreements, the renewal terms permit the Company to extend the terms of the contracts for one additional harvest period, without changes in the underlying contractual clauses. Early termination of the contracts may subject the Company to various penalties.

Contingent Liabilities

The Company accounts for contingencies in accordance with SFAS No. 5 Accounting for Contingencies (“SFAS No. 5”) and records an accrual for matters which meet the criteria of probable and estimable. Loss contingencies for which there is a reasonably possibility of occurrence are disclosed in the financial statements in accordance with SFAS No. 5.

During the first half of 2008, Petrobrás failed to collect biodiesel pursuant to the terms of its contract with the Company, and has failed to pay timely pursuant to such contractual terms for amounts of biodiesel that were collected. Due to such failures, the Company has filed contractual penalty claims against Petrobras.  Petrobrás is reviewing these claims, and assessing whether they have any offsetting claims against the Company.  The Company has hired outside counsel to intermediate such claims with Petrobrás.  In management’s opinion, any offsetting penalties due Petrobrás, if any, would be substantially less than the penalties due the Company for failure to pick up and to pay timely.

Pursuant to an agreement with Imperial Capital (the Placement Agent for the June 2008 transactions), the Company agreed to indemnification against certain liabilities that may be incurred in connection with the placement referred to above, including certain civil liabilities under the Securities Act of 1933, as amended.  Management believes that there will be no such claims and has not received any such notice to the contrary from Imperial Capital.

In connection with the acquisition of Ouro Verde S.A., its shareholders, including Messrs. Alexandre Kume, Jose Kume and Vilhena, warranted that the acquired entity had no tax liabilities other than certain liabilities described in the relevant acquisition agreement, and the Company undertook to satisfy such liabilities (the "Undertaken Liabilities") in the amount of approximately $672 thousand.  During 2008 and 2007, the Company made payment of approximately $384 thousand of those liabilities, there are another $326 thousand of pending administrative liabilities and approximately $329 thousand of other unrelated liabilities.  The Company has reserved for the probable liabilities in its financial statements and considers the rest to be possible liabilities but are not accrued in the Company’s financial statements.

In connection with the acquisition by the Company of Destilaria de Álcool Simões Ltda. (since renamed Comanche Biocombustiveis de Santa Anita Ltda.), the sellers warranted that the acquired company had no pending tax or labor liabilities.  The Company is presently defending two actions by Fazenda Estadual seeking to collect approximately $776 thousand   in the first and approximately $1.95 million in the second, both related to periods prior to the acquisition by the Company. These refer to assessments of ICMS (VAT) credits, recorded from the period of September 2003 to August 2005, which were considered irregular by tax authorities.  The Company believes that the first action has a remote possibility of resulting in a material adverse impact on the Company’s financial statements.  However, the second has a probable possibility of loss and is reflected in the financial statements of the Company.  Further, Santa Anita is defending a labor claim related to periods prior to the acquisition by the Company for approximately $170 thousand which is considered to have a reasonable possibility of loss, but is not accrued in the Company’s financial statements. The Company will continue to defend against such claims and will pursue claims for indemnity against the sellers of the subject company.

Brazilian labor laws and regulations are extensive and complex, and notwithstanding what the Company considers to be good relations with employees, it is from time to time subject to lawsuits brought by employees as well as claims by employees of third party contractors who worked on Company property. Thus, at present, the Company is defending a small number of additional compensation claims for which it has made reserves on its financial statements for a probable loss of $673.

The Company is subject to other legal proceedings and claims that arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial statements of the Company.

29.	SUBSEQUENT EVENTS

In February and May 2009, the Company won regional auctions to deliver 9 million liters and 6 million liters respectively of biodiesel to Petrobrás through the months of June in the first auction and September in the second.

During 2009, the Company has contracted to sell approximately 45% of its ethanol output to various Brazilian fuel distributors at market based pricing.

In June, 2009, the Company consummated the following transactions (the “2009 Restructuring”):

The Company entered into and consummated an agreement with the holders of the convertible notes issued in April and June, 2007, providing for the exchange of their notes for Preference Shares of the Company issued at $1,000 per share, valuing the exchanged notes at the principal amount thereof together with accrued and unpaid interest thereon.  The exchange agreement further provides for the exchange of the warrants issued in April and June 2007 and held by the holders of such convertible notes for Ordinary Shares of the Company, at an exchange ratio of 0.76 Ordinary shares per warrant.  The Preference Shares accrue a right to receive dividends at a rate equal to three-month LIBOR plus 350 basis points quarterly in arrears commencing on July 1, 2010 (however, no dividends may be paid so long as the notes issued in the 2008 financings prohibit such payment) and have a liquidation preference equal to their issue price together with accrued but unpaid dividends.

The Preference Shares in turn are exchangeable into Ordinary Shares of the Company at a ratio valuing each Preference Share at its liquidation preference amount and each Ordinary Share at $1.50 in the following circumstances: (a) automatically, in the event that the Company receives cash equity contributions of at least $10 Million within one year following the date of the exchange; (b) at the election of the Company, if the weighted average price of the Ordinary Shares has equaled or exceeded 150% of $1.50 over 20 or more consecutive trading days; and (c) at the election of the Preference Shareholder.  In the event that cash equity contributions aggregating at least $10 Million within one year following the date of the exchange are not obtained, the holders of the Preference Shares obtain the right to elect the majority of the directors of the Company (but otherwise, such holders do not have the right to elect directors), and if such right to elect directors is exercised by the holders of the Preference Shares, the shareholders who hold the senior notes issued in June, 2008 will obtain the right to elect two of the directors of the Company..

Further, the Company entered into an agreement with the holders of the 2008 Notes issued in June, 2008, which is conditioned upon entering into and performance of the exchange agreement described above and further conditioned upon the entering into by Thomas Cauchois and Alicia Noyola of a lockup agreement covering the Ordinary Shares held by them as of the effective date of the agreement for a period of one year.  Such agreement provides, among other things, for the amendment of the 2008 Notes and the purchase agreement pursuant to which they were issued so as to (a) adjust the financial ratios required thereby to be maintained by the Company, (b) permit the Company to pay interest in kind on such notes for periods extending through September 30, 2010, and to provide that notes issued for payment in kind during such extended periods bear interest at a rate of 15.5%, (c) prohibit the payment of dividends on the Preference Shares, (d) grant  the holders of the 2008 Notes the right to designate two observers to the Company’s board of directors and the right to elect two directors as described above and (e) requires the Company to pay a consent fee equal to 3% of the outstanding principal and accrued interest on each 2008 Note, such fee to be paid by issuing a note in the same form as the 2008 Note, as amended, in the principal amount of the fee.

The Company has offered to the holders of the warrants issued in connection with the April and June, 2007 financing transactions (except the holders of such warrants who were also holders of the convertible notes issued in such transactions, which warrants and notes were exchanged pursuant to the exchange agreement described above), the right to exchange their warrants for Ordinary Shares of the Company at the rate of 0.76 Ordinary Shares per warrant until July 10, 2009, which is the same exchange rate as was offered to the holders of the convertible notes.

*           *           *

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMANCHE CLEAN ENERGY CORPORATION
(Registrant)

/s/ Thomas Cauchois
By: Thomas Cauchois
Title: Chairman of the Board

Date: July 6, 2009